Exhibit 99.1



PETROCHINA COMPANY LIMITED

2022 ANNUAL REPORT





CONTENTS

FINANCIAL STATEMENTS

IMPORTANT NOTICE

The Board of Directors (the "Board" or "Board of Directors") of PetroChina Company Limited (the "Company"), the Supervisory Committee and the Directors, Supervisors and senior management of the Company warrant the truthfulness, accuracy and completeness of the information contained in this annual report and that there are no material omissions from, or misrepresentation or misleading statements contained in this annual report, and jointly and severally accept full responsibility thereof.

This annual report has been approved at the twentieth meeting of the eighth session of the Board. Mr. Hou Qijun, the vice chairman and a non-executive Director, Mr. Jiao Fangzheng, an executive Director, Mr. Xie Jun, a non-executive Director and Mr. Cai Jinyong, an independent non-executive Director were absent from the twentieth meeting of the eighth session of the Board due to work arrangement, Mr. Hou Qijun and Mr. Jiao Fangzheng had authorised Mr. Huang Yongzhang, an executive Director and President of the Company, Mr. Xie Jun and Mr. Cai Jinyong had authorised Mr. Ren Lixin, an executive Director and a senior Vice President of the Company, and Mr. Jiang, Simon X, an independent non-executive Director of the Company, in writing to attend the meeting by proxy and exercise their voting rights on their behalf, respectively. Mr. Dai Houliang, Chairman of the Company, Mr. Huang Yongzhang, Director and President of the Company, and Mr. Wang Hua, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements in this annual report. No substantial shareholder of the Company has utilised the funds of the Company for non-operating purposes.

The financial statements of the Company and its subsidiaries (the "Group") have been prepared in accordance with China Accounting Standards ("CAS") and International Financial Reporting Standards ("IFRS"), respectively. The financial statements of the Group for 2022, which have been prepared in accordance with CAS and IFRS, have been audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers, respectively. Both firms have issued unqualified opinions on the financial statements.

In overall view of the operating results, financial position and cash flow, to procure return for the shareholders, the twentieth meeting of the eighth session of the Board recommends a final cash dividend of RMB0.22 (inclusive of applicable tax) per share for 2022 to all shareholders, based on the total share capital of the Company as at December 31, 2022, namely 183,020,977,818 shares. The total amount of the cash dividend reaches approximately RMB40.265 billion. The proposed final dividends are subject to shareholders' review and approval at the forthcoming 2022 annual general meeting.

This annual report contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group's current views with respect of future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

CORPORATE PROFILE

The Company was established as a joint stock company with limited liability under the Company Law (the "Company Law") of the People's Republic of China (the "PRC" or "China") on November 5, 1999 as part of the restructuring of China National Petroleum Corporation (its Chinese name 中國石油天然氣集團公司 having been changed into 中國石油天然氣集團有限公司, abbreviated as "CNPC" before and after the change of name).

The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among other things, the exploration, development, transmission, production and sales of crude oil and natural gas, and new energy business; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products, and the new material business; the sales of refined products and non-oil products and trading business; and the transportation and sales of natural gas.

The American Depositary Shares (the "ADSs"), H shares and A shares of the Company were listed on the New York Stock Exchange (the "NYSE"), The Stock Exchange of Hong Kong limited ("Hong Kong Stock Exchange") and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007, respectively, among which, the ADSs have been delisted from the NYSE on September 8, 2022 (EST Time).

Registered Chinese Name of the Company:	中國石油天然氣股份有限公司
English Name of the Company:	PetroChina Company Limited
Legal Representative of the Company:	Dai Houliang
Secretary to the Board:	Wang Hua
Address:	No. 9 Dongzhimen North Street
	Dongcheng District
	Beijing, PRC
Telephone:	86(10) 5998 2622
Facsimile:	86(10) 6209 9557
Email Address:	ir@petrochina.com.cn
Representative on Securities Matters:	Liang Gang
Address:	No. 9 Dongzhimen North Street
	Dongcheng District
	Beijing, PRC
Telephone:	86(10) 5998 2622
Facsimile:	86(10) 6209 9557

Email address:	ir@petrochina.com.cn
Chief Representative of the Hong Kong	
Representative Office:	Wei Fang
Address:	Suite 3705, Tower 2, Lippo Centre
	89 Queensway, Hong Kong, PRC
Telephone:	(852) 2899 2010
Facsimile:	(852) 2899 2390
Email Address:	hko@petrochina.com.hk
Legal Address of the Company:	16 Andelu
	Dongcheng District
	Beijing, PRC
Postal Code:	100011
Principal Place of Business:	No. 9 Dongzhimen North Street
	Dongcheng District
	Beijing, PRC
Postal Code:	100007
Registered Address of the Company:	16 Andelu
	Dongcheng District
	Beijing, PRC
Internet Website:	http://www.petrochina.com.cn
Company's Email Address:	ir@petrochina.com.cn
Newspapers for Information Disclosure:	A shares: China Securities Journal, Shanghai Securities, News and Securities Times and Securities Daily

Internet website publishing this annual report designated by the China Securities Regulatory Commission: http://www.sse.com.cn

Copies of this annual report are available at:	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC
Places of Listing:	
A shares:	Shanghai Stock Exchange
Stock Name:	PetroChina
Stock Code:	601857
H shares:	Hong Kong Stock Exchange
Stock Name:	PETROCHINA
Stock Code:	857

Other relevant information:
Names and Addresses of Auditors of the Company:
Domestic Auditors:

Name:	PricewaterhouseCoopers Zhong Tian LLP
Address:	11/F, PricewaterhouseCoopers Centre
	2 Corporate Avenue
	202 Hu Bin Road
	Huangpu District, Shanghai, PRC
Signing accountants:	Zhao Juan, CPA
	Hu Yang, CPA

Overseas Auditors:

Name:	PricewaterhouseCoopers
	Public Interest Entity Auditor registered in accordance
	with the Financial Reporting Council Ordinance
Address:	22/F, Prince's Building
	Central, Hong Kong, PRC

SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS

1. Key Financial Data Prepared under IFRS

Unit: RMB Million

Items	As at or for the year ended December 31				
	2022	**2021**	**2020**	**2019**	**2018**
Revenue	3,239,167	2,614,349	1,933,836	2,516,810	2,374,934
Profit from operations	216,660	161,153	75,937	121,762	122,942
Profit before income tax expense	213,277	158,203	56,073	103,214	116,770
Income tax expense	(49,295)	(43,507)	(22,588)	(36,199)	(42,790)
Profit for the year	163,982	114,696	33,485	67,015	73,980
Attributable to:					
Owners of the Company	149,380	92,170	19,006	45,682	53,036
Non-controlling interest	14,602	22,526	14,479	21,333	20,944
Basic and diluted earnings per share attributable to owners of the Company (RMB) [1]	0.82	0.50	0.10	0.25	0.29
Total current assets	613,867	480,838	486,767	466,913	438,241
Total non-current assets	2,059,618	2,021,424	2,001,359	2,265,997	2,002,636
Total assets	2,673,485	2,502,262	2,488,126	2,732,910	2,440,877
Total current liabilities	624,263	518,158	605,418	661,419	596,430
Total non-current liabilities	511,369	575,235	516,087	627,186	435,556
Total liabilities	1,135,632	1,093,393	1,121,505	1,288,605	1,031,986
Equity					
Attributable to:					
Owners of the Company	1,369,327	1,263,561	1,215,158	1,230,156	1,213,783
Non-controlling interest	168,526	145,308	151,463	214,149	195,108
Total equity	1,537,853	1,408,869	1,366,621	1,444,305	1,408,891
Other financial data					
Capital expenditures	274,307	251,178	246,493	296,776	256,106
Net cash flows from operating activities	393,768	341,469	318,575	359,610	353,256
Net cash flows used for investing activities	(232,971)	(213,032)	(181,986)	(332,948)	(267,812)
Net cash flows used for financing activities	(113,713)	(107,971)	(99,400)	(27,276)	(125,703)
Return on net assets (%)	10.9	7.3	1.6	3.7	4.4

Note: (1) As at December 31, 2018, 2019, 2020, 2021 and 2022, respectively, basic and diluted earnings per share were calculated by dividing the net profit attributable to the owners of the Company with the number of issued shares of 183,021 million for each of these financial years.

2. Key Financial Data Prepared under CAS

(1) Key financial data and financial indicators

Unit: RMB million

Items	For the year 2022	For the year 2021	Changes from the preceding year to this year	For the year 2020
Operating income	3,239,167	2,614,349	23.9%	1,933,836
Operating profit	242,564	182,180	33.1%	64,783
Net profit attributable to equity holders of the Company	149,375	92,161	62.1%	19,002
Net profit/(loss) after deducting non-recurring profit/loss items attributable to equity holders of the Company	170,897	99,531	71.7%	(11,991)
Net cash flows from operating activities	393,768	341,469	15.3%	318,575
Weighted average returns on net assets (%)	11.3	7.4	3.9 percentage points	1.6
Total share capital at the end of the period (hundred million share)	1,830.21	1,830.21	–	1,830.21
Basic earnings per share (RMB)	0.82	0.50	62.1%	0.10
Diluted earnings per share (RMB)	0.82	0.50	62.1%	0.10
Items	As at the end of 2022	As at the end of 2021	Changes from the end of the preceding year to the end of this year	As at the end of 2020
Total assets	2,673,751	2,502,533	6.8%	2,488,400
Equity attributable to equity holders of the Company	1,369,576	1,263,815	8.4%	1,215,421

(2) Key financial indicators by quarter

Unit: RMB million

Items	First Quarter 2022	Second Quarter 2022	Third Quarter 2022	Fourth Quarter 2022
Operating income	779,368	835,253	840,780	783,766
Net profit attributable to equity holders of the Company	39,059	43,329	37,878	29,109
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	39,638	50,001	39,968	41,290
Net cash flows (used in)/ generated from operating activities	84,425	111,636	117,487	80,220

(3) Non-recurring profit/loss items

Unit: RMB million

Non-recurring profit/loss items	For the year 2022
Losses on disposal of non-current assets	(20,247)
Government grants recognised in the current period income statement	1,203
Reversal of provisions for bad debts against receivables	158
Net gains on disposal of associates and joint ventures	(24)
Losses on disposal of other subsidiaries and business units	(185)
Gains on holding and disposal of other investment	717
Other non-operating income and expenses	(9,343)
	(27,721)
Tax impact of non-recurring profit/loss items	6,018
Impact of non-controlling interests	181
Total	(21,522)

(4) Items to which fair value measurement is applied

Unit: RMB million

Items	Balance at the beginning of the Reporting Period	Balance at the end of the Reporting Period	Changes in the Reporting Period	Amount affecting the profit/loss due to the Changes of fair value affecting the profit/loss of the Reporting Period
Investments recognized in other equity instruments	1176	950	(226)	-
Account receivables	3,975	4,376	401	-
Financial assets at fair value through profit or loss	-	3,876	3,876	2,830
Financial liabilities at fair value through profit or loss	-	1,698	1,698	-
Derivative financial assets	32	9,987	9,955	26,348

3. Differences between CAS and IFRS

The Group's consolidated net profit for the year under IFRS and CAS were RMB163,982 million and RMB163,977 million respectively, with a difference of RMB5 million; the consolidated shareholders' equity as at the end of the year under IFRS and CAS were RMB1,537,853 million and RMB1,538,103 million respectively, with a difference of RMB250 million. These differences under the different accounting standards were primarily due to the valuation for assets other than fixed assets and oil and gas properties in 1999.

During the restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS

1. Changes in Shareholdings

Unit: Shares

	Pre-movement		Increase/decrease (+/-)					Post-movement	
	Numbers of shares	Percentage (%)	New Issue	Bonus Issue	Conversion from Reserves	Others	Sub-total	Numbers of shares	Percentage (%)
Shares without selling restrictions	183,020,977,818	100.00	-	-	-	-	-	183,020,977,818	100.00
1. RMB-denominated ordinary shares	161,922,077,818	88.47	-	-	-	-	-	161,922,077,818	88.47
2. Shares traded in non-RMB currencies and listed domestically	-	-	-	-	-	-	-	-	-
3. Shares listed overseas	21,098,900,000	11.53	-	-	-	-	-	21,098,900,000	11.53
4. Others	-	-	-	-	-	-	-	-	-

2. Issue and Listing of Securities

(1) Issue of securities for the year ended December 31, 2022 (the "Reporting Period")

In the Reporting Period, there was no issue of shares.

For the issuances of bonds, please refer to the section "Relevant Information on Bonds" of this annual report.

(2) Shares held by Employees

During the Reporting Period, no shares for employees of the Company were in issue.

3. Number of Shareholders and Shareholdings

The number of shareholders of the Company as at December 31, 2022 was 571,170, consisting of 565,445 holders of A shares and 5,725 registered holders of H shares. The minimum public float requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules") and Stock Listing Rules of the Shanghai Stock Exchange (the "SSE Listing Rules") are satisfied.

The number of shareholders of the Company as at February 28, 2023 was 559,473, consisting of 553,660 holders of A shares and 5,813 registered holders of H shares.

(1) Shareholdings of the top ten shareholders as at the end of the Reporting Period

Unit: Shares

Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held	Increase and decrease during the Reporting Period (+, -)	Number of shares with selling restrictions	Number of shares pledged, marked or subject to lock-ups
CNPC	State-owned legal person	80.38	147,103,617,108[1]	221,277,972	0	0
HKSCC Nominees Limited[2]	Overseas legal person	11.42	20,900,790,659 [3]	1,363,838	0	0
CNPC - CSC - 17 CNPC E2 Pledge and Trust Special Account (the "18 CNPC EB Special Account") [4]	State-owned legal person	2.09	3,819,963,834	-1,200	0	3,819,963,834
China Petrochemical Corporation	State-owned legal person	1.00	1,830,210,000	1,830,210,000	0	0
China Securities Finance Corporation Limited	State-owned legal person	0.56	1,020,165,128	0	0	0
Hong Kong Securities Clearing Company Limited[5]	Overseas legal person	0.50	916,162,935	75,929,679	0	0
China Metallurgical Group Corporation	State-owned legal person	0.31	560,000,000	0	0	0
Central Huijin Asset Management Ltd.	State-owned legal person	0.11	201,695,000	0	0	0
Bosera Fund - Ansteel Group Corporation -Bosera Fund Xin'an No.1 Single Asset Management Plan	State-owned legal person	0.10	177,258,900	5,470,800	0	0
Shi Aizhong	Domestic natural person	0.05	96,131,044	1,363,838	0	0

Notes: (1) Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

(2) HKSCC Nominees Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and it acts as a nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

(3) 291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(4) CNPC completed the public issuance of exchangeable corporate bonds in 2018, whereby a part of the A shares of the Company were used as the underlying shares. The exchangeable corporate bonds were issued for RMB20 billion for a term of five years and 3,820,000,000 underlying shares of the Company held by CNPC were transferred into the 18 CNPC EB Special Account. As at the date of this announcement, CNPC has completed the delisting of the 2018 exchangeable corporate bonds and the procedures for the release of the registration of pledge and trust of the above exchangeable corporate bonds. Upon the completion of the release of the registration of pledge and trust of the above shares, the security account of CNPC currently holds 150,923,565,570 A Shares of the Company, and the 18 CNPC EB Special Account ceased to hold any shares of the Company. For details, please refer to the announcements published by the Company on the website of the Shanghai Stock Exchange (Announcement Nos. Lin 2023-003 and Lin 2023-004) and the announcements published on the website of the Hong Kong Stock Exchange on February 17, 2023 and March 3, 2023.

(5) Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of investors of Hong Kong Stock Exchange to hold the A shares of the Company listed on Shanghai Stock Exchange.

(2) Shareholdings of top ten shareholders of shares without selling restrictions as at the end of the Reporting Period

Ranking	Name of shareholders	Number of shares held	Types of shares
1	CNPC	147,103,617,108[1]	A Shares
2	HKSCC Nominees Limited	20,900,790,659	H Shares
3	18 CNPC EB Special Account[2]	3,819,963,834	A Shares
4	China Petrochemical Corporation	1,830,210,000	A Shares
5	China Securities Finance Corporation Limited	1,020,165,128	A Shares
6	Hong Kong Securities Clearing Company	916,162,935	A Shares
7	China Metallurgical Group Corporation	560,000,000	A Shares
8	Central Huijin Asset Management Ltd.	201,695,000	A Shares
9	Bosera Fund - Ansteel Group Corporation - Bosera Fund Xin'an No.1 Single Asset Management Plan	177,258,900	A Shares
10	Shi Aizhong	96,131,044	A Shares

Note: (1) Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, which H shares were held in the name of HKSCC Nominees Limited.

(2) CNPC completed the public issuance of exchangeable corporate bonds in 2018, whereby a part of the A shares of the Company were used as the underlying shares. The exchangeable corporate bonds were issued for RMB20 billion for a term of five years and 3,820,000,000 underlying shares of the Company held by CNPC were transferred into the 18 CNPC EB Special Account. As at the date of this announcement, CNPC has completed the delisting of the 2018 exchangeable corporate bonds and the procedures for the release of the registration of pledge and trust of the above exchangeable corporate bonds. Upon the completion of the release of the registration of pledge and trust of the above shares, the security account of CNPC currently holds 150,923,565,570 A Shares of the Company, and the 18 CNPC EB Special Account ceased to hold any shares of the Company. For details, please refer to the announcements published by the Company on the website of the Shanghai Stock Exchange (Announcement Nos. Lin 2023-003 and Lin 2023-004) and the announcements published on the website of the Hong Kong Stock Exchange on February 17, 2023 and March 3, 2023.

Description on the special repurchase accounts under the above-mentioned shareholders: there is no special repurchase account among the above-mentioned shareholders.

Description on the voting rights entrusted by or to, or waived by the above-mentioned shareholders: the Company is not aware of any voting rights entrusted by or to, or waived by the above-mentioned shareholders.

Statement on related parties or parties acting in concert among the above-mentioned shareholders: Except for the fact that HKSCC Nominees Limited and Hong Kong Securities Clearing Company Limited are subsidiaries of Hong Kong Exchanges and Clearing Limited, the Company is not aware of any connection among or between the above top ten shareholders or that they are parties acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

(3) Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at December 31, 2022, so far as the Directors are aware, persons other than a Director, Supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are disclosable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

Name of shareholders	Nature of share holding	Number of shares	Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	147,103,617,108 (L) [1]	Beneficial Owner	90.85	80.38
	H Shares	291,518,000 (L) [2]	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
The Bank of New York Mellon Corporation [3]	H Shares	1,048,671,125 (L)	Interest of Corporation Controlled by the Substantial Shareholder	4.97	0.57
		614,821,000 (S)		2.91	0.34
		414,802,219 (LP)	Approved Lending Agent	1.97	0.23
BlackRock, Inc. [4]	H Shares	1,521,228,729 (L)	Interest of Corporation Controlled by the Substantial Shareholder	7.21	0.83

(L) Long position   (S) Short position   (LP) Lending pool

Notes: (1) CNPC completed the public issuance of exchangeable corporate bonds in 2018, whereby a part of the A shares of the Company were used as the underlying shares. The exchangeable corporate bonds were issued for RMB20 billion for a term of five years and 3,820,000,000 underlying shares of the Company held by CNPC were transferred into the 18 CNPC EB Special Account. As at the date of this announcement, CNPC has completed the delisting of the 2018 exchangeable corporate bonds and the procedures for the release of the registration of pledge and trust of the above exchangeable corporate bonds. Upon the completion of the release of the registration of pledge and trust of the above shares, the security account of CNPC currently holds 150,923,565,570 A Shares of the Company, and the 18 CNPC EB Special Account ceased to hold any shares of the Company. For details, please refer to the announcements published by the Company on the website of the Shanghai Stock Exchange (Announcement Nos. Lin 2023-003 and Lin 2023-004) and the announcements published on the website of the Hong Kong Stock Exchange on February 17, 2023 and March 3, 2023.

(2) 291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

(3) The Bank of New York Mellon Corporation, through various subsidiaries, had an interest in the H shares of the Company, of which 1,048,671,125 H shares (long position) and 614,821,000 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder, and 414,802,219 H shares (lending pool) were held in its capacity as approved lending agent.

(4) BlackRock, Inc., through various subsidiaries, had an interest in the H shares of the Company, 1,521,228,729 H shares (long position) were held in its capacity as interest of corporation controlled by the substantial shareholder, including 7,691,200 underlying shares through its holding of certain unlisted derivatives (cash settled).

As at December 31, 2022, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) had an interest in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

4. Information on Controlling Shareholder and the Ultimate Controller

There was no change in the controlling shareholder or the ultimate controller during the Reporting Period.

(1) Controlling shareholder

The controlling shareholder of the Company is CNPC which was established in July 1998. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company (中國石油天然氣總公司). CNPC is also a state-authorised investment corporation and state-owned enterprise. Its legal representative is Mr. Dai Houliang. CNPC is an integrated energy corporation with businesses covering domestic and foreign exploration and development of oil, gas and new energy, marketing of refining, petrochemical and new materials, maintenance and service, capital and finance.

In 2022, CNPC was committed to building itself into a globally first-class integrated energy corporation with truly international standards. It earnestly observed its requirements for high-quality development, fully implement its strategies, namely, innovation, resources, markets, internationalisation, green and low carbon. CNPC optimised the production and operation, deepened reform and innovation, strengthened risk prevention and control, and further enhanced the quality and profitability. As a result of these efforts, CNPC delivered a steady production and operation under control.

(2) Currently, except for CNPC, no other legal person holds 10% or more of the shares in the Company (excluding HKSCC Nominees Limited).

(3) Ultimate controller

State-owned Assets Supervision and Administration Commission of the State Council is the ultimate controller of the Company.

(4) Ownership and controlling relationship between the Company and the ultimate controller



Note: Such figure includes the 291,518,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments
Limited.



Dai Houliang   Chairman

CHAIRMAN'S REPORT

Dear Shareholders,

I am pleased to submit to you the annual report of the Company for the year ended December 31, 2022 for your review.

In 2022, the world economy maintained growth, but the growth rate declined due to factors such as geopolitics, inflation, and monetary policies. The supply and demand of the international crude oil market maintained a tight balance, and international crude oil prices remained high and volatile. The macro-economy of China overcame the effects of unexpected factors and improved and developed on a continued basis. The gross domestic product ("GDP") of the year in China increased by 3.0% year-on-year; the demand in refined oil market was weary; the consumption in the natural gas market declined slightly.

According to changes in the international and domestic oil and gas markets, the Group persisted with efficient exploration and high-profitability development, enhanced exploration and development and actively increased oil and gas reserves and output. The Company also observed and adhered to market-oriented principles, promoted the transformation and upgrading of refining, developed chemicals and new material business steadily, continued to optimize its range of products. The Company vigorously strengthened its efforts in marketing and made every effort to ensure market supply. The Company also

continued in its transformation to a green and low-carbon business model, promoted the integration of oil and gas and new energy and strived to become a comprehensive energy company offering "oil, gas, heat, electricity and hydrogen". The Company steadily developed its new energy business, comprising geothermal energy, wind and solar power. Persistence with low-cost development also resulted in major costs indicators being effectively controlled. In 2022, the Group achieved a revenue of RMB 3,239.167 billion, representing an increase of 23.9% as compared with RMB 2,614.349 billion for last year; and the profit attributable to owners of the Company was RMB149.380 billion, representing an increase of 62.1% as compared with RMB92.170 billion for last year. The structure of asset and liabilities was further optimized, and the financial position of the Group remained stable. The Group maintained robust cash flow, with free cash flow seeing a year-on-year increase of 88.4%.

In 2023 , the global economy is expected to continue to recover but at a slower pace and there are still many unstable and uncertain factors; facing volatility of international crude oil prices may increase. As the effect of stable growth of the macro-economy continues to emerge, China's economic growth will rebound on the whole; the demand for refined oil in the domestic market has recovered and the competition is still fierce. In the face of various opportunities and challenges, the Group will adhere to the new development concept, actively integrate into the new development layout, implement the high-quality development requirements, vigorously implement the five development strategies of innovation, resources, market, internationalization, green and low carbon, focus on developing the main business, strengthen enterprise management, reform and innovation, improve quality and profitability, green transformation, digital transformation and risk prevention, and strive to create value for shareholders.

In terms of Oil, Gas and New Energy Business, the Group's domestic oil and gas business will continue to promote efficient exploration, strengthen risk exploration and shake off pre-exploration in six major areas, including marine carbonate rocks, lithologic strata, volcanic rocks, thrust structural zones, new areas and new fields and shale oil and gas; the Group will organize the centralized exploration of oil and natural gas scale reserves and strive to increase oil and natural gas reserves. The Group will accurately develop oil and gas, control the gradual decline of old oil field production and improve the collection rate of old oil field. The Group will focus on the construction of new areas and strive to improve oil and gas production. The international oil and gas business will adhere to efficient exploration, expand the discovery scale of new fields, pay attention to the fine exploration of mature exploration areas and maintain a good momentum of reserves discovery. The Group will strengthen fine development and accelerate the construction of key production capacity and engineering projects. The Group will increase the obtaining of high-quality projects, promote the disposal of low profitability and unprofitable assets, continue to optimize the structure of overseas oil and gas assets, business structure and regional layout. The New Energy Business will fully implement the carbon emission peak action plan, continue to optimize the development plans of offshore wind power, CCS/CCUS, gas power, etc., and accelerate the construction of new energy bases, fully participate in the construction of the "desert, gobi, wasteland" large base and the far-reaching offshore wind power large base projects and strengthen the layout and implementation of clean power, geothermal, hydrogen energy and other projects. In 2023, the Group plans to reach the crude oil output of 912.9 million barrels and the marketable natural gas output of 4,888.9 billion cubic feet with a total oil and natural gas equivalent output of 1,727.7 million barrels.

In terms of Refining, Chemicals and New Materials Business, the Group will promote the optimal allocation of regional resources, give full play to the advantages of characteristic crude oil resources and refinery facilities, optimize production routes and product plans and increase the production of low-sulphur marine fuel oil, paraffin, lubricating oil, asphalt and

other characteristic products. The Group will optimize the supply of ethylene raw materials, maintain the high load operation of ethylene and aromatics units and strive to increase the production of high value-added chemical products. The Group will adhere to the development idea of "base + high-end" and promote the construction of ethylene projects of Jilin Petrochemical and Guangxi Petrochemical. The Group will vigorously develop New Material Business and accelerate the research and development of new products related to Liaoyang Petrochemical and Daqing Petrochemical. The Group will actively expand the sales channels of chemical products, give full play to the functions of the "PetroChina e-Chemical" platform, further promote the "product manager + customer manager" professional marketing model and further improve the sales and benefits of chemical products. In 2023, the Group plans to reach the processing volume of crude oil of 1,293.1 million barrels.

In terms of Marketing Business, the Group will actively ensure smooth upstream production; the Group will fully increase marketing, continue to strengthen market research, build an integrated wholesale and retail marketing system, enhance the development of group customers, small and medium-sized enterprises, and other end customers, develop differentiated marketing strategies for different regions, different industries, different periods of time and different oil products, accurately control the sales rhythm and steadily improve market share and sales profitability. The Group will increase optimization of the whole process, improve the on-site service of gas stations, continuously improve customer experience, enhance brand reputation and influence and increase the sales of pure gun gasoline. The Group will adjust and optimize the investment direction and optimize the construction of terminal networks such as gas stations, comprehensive energy service stations, charging and swapping stations and photovoltaic stations. The Group will continue to vigorously develop the non-oil sales business, improve store marketing ability, accelerate the construction of e-commerce platform and strive to increase revenue and create efficiency. The Group will improve the international trade system, strive to expand the scale of trade, build trading resource pool, enhance the flexibility and stability of operation and promote the cost reduction and profitability increase of the oil and gas industry chain.

In terms of Natural Gas Sales Business, the Group will make full use of both domestic and foreign resources, strengthen demand-side dynamic analysis and management, scientifically and reasonably sign purchase and sales contracts, strictly implement sales plans and profitably guarantee market supply. The Group will adhere to the principle of preferring incremental resources to high profitable markets and high-end users, strengthen strategic cooperation with relevant enterprises, accelerate the development of urban gas market and strive to increase the sales proportion of terminal markets. The Group will refine and differentiate the marketing strategy, strictly implement the national price policy, continuously expand the online trading scale, promote the spot purchasing mode and continuously improve the marketing quality and profitability. The Group will promote the construction of natural gas sales branch lines and LNG terminals in an orderly manner and constantly enhance the market supply and service capacity.



Dai Houliang
Chairman
Beijing, the PRC
March 29, 2023

BUSINESS REVIEW

1. Market Review

(1) Crude Oil Market

In 2022, due to the impact of factors such as the gradual slowdown of global economic growth, the geopolitical crisis caused by the conflict between Russia and Ukraine, and the increase of interest rate in major economies in Europe and the United States, the growth rate of oil demand was slow, and crude oil prices fluctuated and fell back in the second half of the year after rising to a high in the middle of the year. In 2022, the annual average spot price of North Sea Brent crude oil was US$101.32 per barrel, representing an increase of 42.9% as compared with last year; the annual average spot price of West Texas Intermediate crude oil was US$94.54 per barrel, representing an increase of 38.8% compared with last year.



Statistics from the National Development and Reform Commission (the "NDRC") showed that the domestic output of crude oil was 204.67 million tons in 2022, representing an increase of 2.9% as compared with last year.

(2) Refined Products Market

In 2022, the domestic macro-economy moved forward under pressure, the demand for refined oil products hit bottom, but the supply remained stable.

Statistics from NDRC showed that in 2022, the apparent consumption of refined oil was 345 million tons, representing an increase of 0.9% as compared with last year, among which gasoline had a decrease of

4.6%, diesel oil had an increase of 11.8%, and aviation kerosene had a decrease of 32.4% as compared with last year, respectively. The price trend of domestic refined oil remained basically the same as that of oil price in the international market. The PRC adjusted the domestic prices of gasoline and diesel 23 times. The price of gasoline standard product and diesel standard product increased by RMB550 per ton and RMB530 per ton respectively.

(3) Chemical Products Market

In 2022, the growth rate of demand of the domestic chemical market has declined, the prices in the chemical market fluctuated widely and the prices of certain products diverged. The prices of alkene, downstream synthetic resin and synthetic rubber declined slightly and the price of aromatic hydrocarbon slightly increased. The high costs of domestic chemicals narrowed the gross profit margins, thus the rate of operation got lower as compared with last year.

(4) Natural Gas Market

In 2022, the drastic changes in the global natural gas market pattern caused by geopolitical crisis as well as factors such as economic weakness, the consumption of the global natural gas declined; supply and demand of natural gas market showed regional structural strain; the price of the natural gas remained at the high level. Domestic natural gas consumption experienced negative growth, but city gas consumption continued to grow.

Statistics from NDRC and other authorities showed that in 2022, the output of domestic natural gas was 217.8 billion cubic meters, representing an increase of 6.4% as compared with last year; the import volume of natural gas was 109.25 million tons, representing a decrease of 9.9% as compared with last year; and the apparent consumption was 366.3 billion cubic meters, representing a decrease of 1.7% as compared with last year.

2. Business Review

(1) Oil, Gas and New Energy

Domestic Oil and Gas

In 2022, the Group strengthened its overall research and top-down design in the domestic oil and gas business, risk exploration in new areas and new fields and the concentrated exploration and fine exploration in key reserve-increasing areas and strategic replacement areas. We achieved multiple breakthroughs and important discoveries in Tarim, Junggar, Sichuan, Bohai Bay and other key basins, developing into various large-scale oil and gas reserve areas. We vigorously enhanced the stable output in the existing oil and gas fields and optimized the layout of production capacity in new fields, and the output of oil and gas continued to increase. In 2022, the domestic business achieved a crude oil output of 767.4 million barrels, representing an increase of 1.9% as compared with last year, the marketable natural gas output of 4,471.3 billion cubic feet, representing an increase of 5.9% as compared with last year, and the oil and natural gas equivalent output of 1,512.6 million barrels, representing an increase of 3.8% as compared with last year.

Overseas Oil and Gas

In 2022, the Group's overseas oil and gas business adhered to high quality development and important discoveries have been made in various projects such as Niger and Chad; the Group enhanced full-cycle management of development plans, promoting various key capacity projects put into operation; the Group enhanced the acquisition of new projects and cooperation in existing projects and completed the restructuring and closing of the Rumaila project and extended the contract term of the Aktobe project. In 2022, the crude oil output from overseas operations amounted to 138.8 million barrels, representing an increase of 3.3% as compared with last year, the output of marketable natural gas was 203.7 billion cubic feet, representing an increase of 3.0% as compared with last year; and the output of oil and gas equivalent was 172.8 million barrels, representing an increase of 3.2% as compared with last year, accounting for 10.3% of the total oil and natural gas equivalent output of the Group.

In 2022, the Group's crude oil output amounted to 906.2 million barrels, representing an increase of 2.1% as compared with last year. The marketable natural gas output reached 4,675.0 billion cubic feet, representing an increase of 5.8% as compared with last year. The oil and natural gas equivalent output amounted to 1,685.4 million barrels, representing an increase of 3.7% as compared with last year. As at the end of the Reporting Period, the total area to which the Group had the right of prospecting and mining of oil and natural gas (including coalbed methane) amounted to 240.7 million acres, among which the area of prospecting was 203.0 million acres and the area of mining was 37.7 million acres. The net number of wells in the process of being drilled was 441. The number of multi-completed wells during the Reporting Period was 7,282.

Key Figures for the Oil and Gas Business

	Unit	2022	2021	Year-on-year change (%)
Crude oil output	Million barrels	906.2	887.9	2.1
of which: domestic	Million barrels	767.4	753.4	1.9
overseas	Million barrels	138.8	134.5	3.3
Marketable natural gas output	Billion cubic feet	4,675.0	4,420.0	5.8
of which: domestic	Billion cubic feet	4,471.3	4,222.2	5.9
overseas	Billion cubic feet	203.7	197.8	3.0
Oil and natural gas equivalent output	Million barrels	1,685.4	1,624.8	3.7
of which: domestic	Million barrels	1,512.6	1,457.4	3.8
overseas	Million barrels	172.8	167.4	3.2
Proved reserves of crude oil	Million barrels	6,418	6,064	5.8
Proved reserves of natural gas	Billion cubic feet	73,453	74,916	(2.0)
Proved developed reserves of crude oil	Million barrels	5,574	5,375	3.7
Proved developed reserves of natural gas	Billion cubic feet	41,508	42,576	(2.5)

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

New Energy

The Group has fully accelerated the development of new energy business and the construction of key projects, achieving remarkable results in the expansion in the markets of clean energy substitution for production and external clean energy supply. The Group has strived to obtain clean power grid connection indicators, and vigorously promoted wind power generation, photovoltaic power generation, geothermal heating and carbon capture, and utilization and storage ("CCUS") businesses. The first integrated wind and solar storage development project – the Daqing Oilfield Puerlian small-sized distributed generation cluster demonstration and application project (first phase) has been connected to the power grid for power generation. The Group has completed wind and photovoltaic power with an aggregate of installed capacity of more than 1.4 million kilowatts and an aggregate of geothermal heating area of 25 million square meters. The total capacity of new energy developed and utilized amounted to 8 million tons of standard coal per year.

(2) Refining, Chemicals and New Materials

In 2022, the Group grasped the industry development and market demand changes in the refining, chemicals and new materials businesses, and continued in its transformation and upgrades. The Group promptly optimized the workload of production equipment and products structure, adhered to the reduction of refining products and increase of chemical products and the reduction of traditional refining products and increase in special petroleum products (減油增化、減油增特), and vigorously developed new chemical products and materials; the Group also improved the integrated technical service system of production, marketing, research and application, exploited the role of the "PetroChina e-Chemical" platform, and strengthened the marketing of chemical products. In 2022, the Group processed 1,212.7 million barrels of crude oil, representing a decrease of 1.0% as compared with last year, among which 688.7 million barrels of crude oil were from the Group's oil and gas business, accounting for 56.8% of the total amount and showing good synergic effects;

the Group produced 105.354 million tons of refined oil, representing a decrease of 3.1% as compared with last year; the volume of chemical products output of the Group was 31.568 million tons, representing an increase of 2.5% compared with last year; the output of ethylene, synthetic resin and urea increased by 10.5%, 6.6% and 5.2%, respectively, compared with last year; the volume of new chemical materials output of the Group was 0.855 million tons, representing an increase of 56.3% as compared with last year.

Guangdong Petrochemical's integration project of refining and chemicals, Jilin Petrochemical's Jieyang ABS project and other projects have been fully completed. The construction of key projects such as Jilin Petrochemical's refining and chemical transformation and upgrading project has commenced.

Key Figures for the Refining, Chemicals and New Materials Business

	Unit	2022	2021	Year-on-year change (%)
Processed crude oil	Million barrels	1,212.7	1,225.0	(1.0)
Gasoline, kerosene and diesel output	'000 tons	105,354	108,712	(3.1)
of which: Gasoline	'000 tons	43,514	49,388	(11.9)
Kerosene	'000 tons	8,192	11,079	(26.1)
Diesel	'000 tons	53,648	48,245	11.2
Crude oil processing load	%	80.9	82.5	(1.6) percentage points
Light products yield	%	76.5	77.0	(0.5) percentage point
Refining yield	%	93.9	93.9	-
Ethylene	'000 tons	7,419	6,713	10.5
Synthetic Resin	'000 tons	11,620	10,903	6.6
Synthetic fibre materials and polymers	'000 tons	1,099	1,146	(4.1)
Synthetic rubber	'000 tons	1,044	1,044	-
Urea	'000 tons	2,549	2,422	5.2

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In 2022, actively responding to the unfavourable situations such as the decline in market consumption, for our marketing business, the Group optimized its resource allocation and inventory management, ensured the smooth production of refining business, and maintained the overall stability of the industry chain. By taking the advantages arising from the domestic refined oil market's continuous standardization, the Group adhered to strategies such as the integration of wholesale and retail, mutual promotion of refined oil and non-oil products, integration of online and offline marketing to increase the market share. The Group adapted to the new trends in energy consumption and actively promoted the building of sales networks such as oil and gas stations, charging and swapping stations, photovoltaic stations and comprehensive energy service stations. The Group explored the "oil + commodity + service" marketing model and strived to expand the sales of non-oil business.

International Trading Operations

In 2022, for the international trading business, the Group actively promoted the overseas oil sale channels, and coordinated the export of refined oil and chemical products. The Group took various actions to ensure the smooth operation of the industrial chains and to maximize the overall profitability of the Group.

In 2022, the sales volume of gasoline, kerosene and diesel of the Group reached a total of 150.649 million tons, representing a decrease of 7.8% as compared with last year, among which the domestic sales of gasoline, kerosene and diesel were 105.164 million tons, representing a decrease of 6.5% as compared with last year.

Key Figures for the Marketing Business

	Unit	2022	2021	Year-on-year change (%)
Sales volume of gasoline, kerosene and diesel	'000 tons	150,649	163,307	(7.8)
of which: Gasoline	'000 tons	58,209	65,981	(11.8)
Kerosene	'000 tons	13,678	15,598	(12.3)
Diesel	'000 tons	78,762	81,728	(3.6)
Domestic sales volume of gasoline, kerosene and diesel	'000 tons	105,164	112,493	(6.5)
of which: Gasoline	'000 tons	44,284	52,626	(15.9)
Kerosene	'000 tons	5,467	9,005	(39.3)
Diesel	'000 tons	55,413	50,862	8.9
Market share in domestic retail market	%	34.4	35.3	(0.9) percentage point
Sales volume per service station	Tons/day	7.79	8.05	(3.2)

	Unit	December 31, 2022	December 31, 2021	Year-on-year change (%)
Number of gas stations	Units	22,586	22,800	(0.9)
Among which: Self-operated gas stations	Units	20,564	20,734	(0.8)
Number of convenience stores	Units	20,600	20,178	2.1

(4) Natural Gas Sales

In 2022, for the natural gas sales business, the Group overcame the unfavourable situation of the costs increase of the imported natural gas and the decline in consumption in the domestic market, continuously optimized the scale and structure of imported gas, the market structure and sales flow according to the profitability principle, enhanced the promotion of end-customer market; the Group optimized marketing strategies, enhanced professional marketing and sales ability and actively developed online transactions to improve sales profitability.

In 2022, the Group sold 260.284 billion cubic metres of natural gas, representing a decrease of 5.0% as compared with last year, among which, 207.096 billion cubic metres were sold in the domestic market, representing an increase of 6.4% as compared with last year.



Huang Yongzhang   Director and President

DISCUSSION AND ANALYSIS OF OPERATIONS

The following discussions and analysis should be read in conjunction with the audited financial statements of the Group and the notes set out thereto in the annual report and other sections hereof.

1. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS.

(1) Consolidated Operating Results

In 2022, the Group achieved a revenue of RMB3,239.167 billion, representing an increase of 23.9% as compared with RMB2,614.349 billion for last year; profit attributable to owners of the Company was RMB149.380 billion, representing an increase of 62.1% as compared with 92.170 billion for last year; basic earnings per share were RMB0.82, representing an increase of RMB0.32 as compared with RMB0.50 for last year.

Revenue   The revenue of the Group was RMB3,239.167 billion for 2022, representing an increase of 23.9% as compared with RMB2,614.349 billion for last year. This was primarily due to the increase in the prices of the Group's most oil and gas products. The table below sets out external sales volume and average realised prices for major products sold by the Group in 2022 and 2021 and their respective percentage of change:

	Sales Volume ('000 ton)			Average Realised Price (RMB/ton)		
	2022	2021	Percentage of Change (%)	2022	2021	Percentage of Change (%)
Crude oil[a]	125,625	158,342	(20.7)	4,645	3,198	45.2
Natural gas (hundred million cubic metres, RMB/'000 cubic metre)[b]	2,602.84	2,739.74	(5.0)	2,684	1,729	55.2
Gasoline	58,209	65,981	(11.8)	8,686	7,018	23.8
Diesel	78,762	81,728	(3.6)	7,861	5,395	45.7
Kerosene	13,678	15,598	(12.3)	6,771	3,661	84.9
Polyethylene	6,455	5,808	11.1	7,807	7,835	(0.4)
Polypropylene	4,007	4,272	(6.2)	7,488	7,830	(4.4)
Lubricant	1,132	1,565	(27.7)	9,149	6,858	33.4

(a) The crude oil listed above represents all the external sales volume of crude oil of the Group.

(b) The natural gas listed above represents all the external sales volume of natural gas of the Group. The large increase in average realized prices was mainly due to a significant increase in overseas re-export trade prices. The average realized price of domestic natural gas increased by 27.6% as compared with last year.

Operating Expenses Operating expenses for 2022 was RMB3,022.507 billion, representing an increase of 23.2% as compared with RMB2,453.196 billion for last year, among which:

Purchases, Services and Other Purchases, services and other for 2022 was RMB 2,213.080 billion, representing an increase of 25.0% as compared with RMB1,770.019 billion for last year. This was primarily due to the increase of expenses for purchasing oil and gas products and trading expenses.

Employee Compensation Costs Employee compensation costs (including salaries of employees and cost of various market-oriented temporary and seasonal contractors, social insurance, housing provident fund, training costs and other additional costs) for 2022 was RMB163.073 billion, representing an increase of 5.3% as compared with RMB154.835 billion for last year. This was primarily due to the employee's compensation changed in tandem with the Group's operating results.

Exploration Expenses Exploration expenses for 2022 was RMB27.074 billion, representing an increase of 11.7% as compared with RMB24.248 billion for last year. This was primarily due to the rise of the price of oil and gas, strengthened efforts the Group made in exploration and development and the increase in both reserve and production of oil and gas actively promoted by the Group.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation for 2022 was RMB238.036 billion, representing an increase of 2.9% as compared with RMB231.269 billion for last year. This was primarily due to the combined effect of the increase in long-term assets, impairment losses recorded and the structural change in oil and gas resources.

Selling, General and Administrative Expenses Selling, general and administrative expenses for 2022 was RMB59.529 billion, representing an increase of 3.0% as compared with RMB57.802 billion for last year. This was primarily due to the increase of expected credit loss, and

the increase of the expenses of safe production due to the increase of revenue and the higher provision standard.

Taxes other than Income Taxes   Taxes other than income taxes for 2022 was RMB 278.055 billion, representing an increase of 22.0% as compared with RMB228.003 billion for last year, among which the consumption tax for 2022 was RMB159.132 billion, representing a decrease of 1.5% as compared with RMB161.623 billion for last year; the resource tax for 2022 was RMB32.991 billion, representing an increase of 39.1% as compared with RMB23.723 billion for last year; and crude oil special gain levy for 2022 was RMB43.768 billion, increased by RMB39.113 billion as compared with RMB4.655 billion for last year.

Other (Expenses)Income, net   Other expenses, net for 2022 was RMB43.660 billion, and the other income, net for last year was RMB12.980 billion. This was primarily due to the influence of the gains in 2021 from the transaction of pipeline assets of Kunlun Energy Company Limited ("Kunlun Energy"), a subsidiary of the Company.

Profit from Operations   The profit from operations for 2022 was RMB216.660 billion, representing an increase of 34.4% as compared with RMB161.153 billion for last year.

Net Exchange (Loss)/Gain   Net exchange loss for 2022 was RMB1.818 billion, and net exchange gain for last year was RMB 0.538 billion. This was primarily due to the impact of fluctuation in exchange rate of US Dollar against Renminbi.

Net Interest Expense   Net interest expense for 2022 was RMB16.816 billion, generally the same as 16.755 billion for last year.

Profit Before Income Tax Expense   Profit before income tax expense for 2022 was RMB213.277 billion, representing an increase of 34.8% as compared with RMB158.203 billion for last year.

Income Tax Expense   The income tax expense for 2022 was RMB49.295 billion, representing an increase of 13.3% as compared with RMB43.507 billion for last year. This was primarily due to the increase in the Group's profit before income tax expense.

Profit for the Year   Profit for the year for 2022 was RMB163.982 billion, representing an increase of 43.0% as compared with RMB114.696 billion for last year.

Profit Attributable to Non-controlling Interests   Profit attributable to non-controlling interests for 2022 was RMB14.602 billion, representing a decrease of 35.2% as compared with RMB22.526 billion for last year. This was primarily due to the influence of the gains from the transaction of pipeline assets of Kunlun Energy in 2021.

Profit Attributable to Owners of the Company   Profit attributable to owners of the Company for 2022 was RMB149.380 billion, representing an increase of 62.1% as compared with RMB92.170 billion for last year.

(2) Segment Results

◆   Oil, Gas and New Energy

Revenue   The realised revenue of the Oil, Gas and New Energy segment for 2022 was RMB929.279 billion, representing an increase of 35.0% as compared with RMB688.334 billion for last year, which was primarily due to the increase in the prices and sales volumes of oil and gas products such as crude oil and natural gas.

The average realised crude oil price of the Group in 2022 was US$92.12 per barrel, representing an increase of 40.5% as compared with US$65.58 per barrel for last year.

Operating Expenses   Operating expenses of the Oil, Gas and New Energy segment for 2022 was RMB763.531 billion, representing an increase of 23.2% as compared



with RMB619.882 billion for last year, which was primarily due to the increase in procurement expenses and tax expenses.

In 2022, the unit oil and gas lifting costs of the Group was US$12.42 per barrel, generally the same as US$12.30 per barrel for last year.

Profit from Operations   In 2022, by seizing the favourable opportunity in the rise of international oil price, the Oil, Gas and New Energy segment enhanced profitable exploration, actively increased oil and gas reserves and output, further implemented quality and profitability enhancement, strengthened benchmarking analysis and strictly controlled the investment and cost in domestic business. In overseas business, the Oil, Gas and New Energy segment focused on optimizing the asset structure, actively obtained new high-quality projects, effectively promoted the disposal of assets that generated low profitability or were unprofitable at all and centralized resources to areas where the Group has competitive advantages to continuously improve the profitability of overseas business. In 2022, the Oil, Gas and New Energy segment realised an operating profit of RMB165.748 billion, increased by RMB 97.296 billion as compared with RMB68.452 billion for last year.



◆ Refining, Chemicals and New Materials

Revenue The revenue of the Refining, Chemicals and New Materials segment for 2022 was RMB1,164.596 billion, representing an increase of 19.4% as compared with RMB974.972 billion for last year, primarily due to the rise in the price of the refined and chemical products and the increase in the sales volume of diesel and other products. In particular, the operating income of the refining business was RMB906.782 billion representing an increase of 23.2% as compared with RMB736.004 billion for last year; the operating income of the chemical business was RMB257.814 billion, representing an increase of 7.9% as compared with RMB238.968 billion for last year.

Operating Expenses Operating expenses of the Refining, Chemicals and New Materials segment for 2022 was RMB1,124.026 billion, representing an increase of 21.5% as compared with RMB925.232 billion for last year, primarily due to the increase in the procurement costs of crude oil and feedstock.

In 2022, the cash processing costs of refineries of the Group was RMB215.37 per ton, representing an increase of 2.7% as compared with last year, primarily due to the increase in the price of fuel and power.

Profit from Operations In 2022, the Refining, Chemicals and New Materials segment strengthened the stable operation of equipment and the coordination between production activities and sales activities. The Group adhered to market-oriented principles, continuously optimized the products structure in accordance with the principle of maximizing the profitability of the industry chain and achieved the potential of cost reduction and profitability improvement in the whole process and all elements of production. The Refining, Chemicals and New Materials segment in 2022 realised operating profits of RMB40.570 billion, representing a decrease of 18.4% as compared with RMB49.740 billion for last year, among which, the refining business recorded an operating profit of RMB41.168 billion, representing an increase of 9.1% as compared with RMB37.730 billion for last year, primarily due to the increase of profit margin of the refining business; while the chemical business generated an operating loss of RMB0.598 billion, decreased by RMB12.608 billion from operating profit of RMB12.010 billion for last year, primarily due to the rise in cost of raw materials along with oil price.

◆ Marketing

Revenue The revenue of the Marketing segment for 2022 was RMB2,771.894 billion, representing an increase of 27.7% as compared with RMB2,170.062 billion for last year, primarily due to the increase in the price of refined oil and the revenue of international trading operations.

Operating Expenses   Operating expenses of the Marketing segment for 2022 was RMB2,757.520 billion, representing an increase of 27.9% as compared with RMB2,156.785 billion for last year, primarily due to the increase in the expenditure arising from the purchase of refined oil and trading expenses.

Profit from Operations   In 2022, the Marketing segment strived to optimize marketing strategies, create innovative marketing modes, improve sales volumes, market shares and price realisation rates, allocate resources scientifically, arrange the sales flow rationally and endeavoured to control the marketing expenses in domestic market. In overseas business, the Marketing segment strengthened its market trend analysis, seized the market opportunities, vigorously carried out the operation of global integrated market and actively promoted the widening of income sources and increase of profitability. In 2022, the Marketing segment recorded an operating profit of RMB14.374 billion, representing an increase of 8.3% as compared with RMB13.277 billion for last year.

◆   Natural Gas Sales

Revenue   The revenue of the Natural Gas Sales segment amounted to RMB519.211 billion for 2022, representing an increase of 24.5% as compared with RMB417.022 billion for last year, primarily due to the increase in both sales volume and price of natural gas.

Operating Expenses   Operating expenses of the Natural Gas Sales segment amounted to RMB506.254 billion for 2022, representing an increase of 35.7% as compared with RMB373.057 billion for last year, primarily due to the increase in the expenditure of natural gas purchase due to the rise of natural gas price in international market.

Profit from Operations   In 2022, the Natural Gas Sales segment actively optimized the structure of resource pool, strived to control procurement costs and fully guaranteed the market demand for clean and low-carbon energy. The Group highlighted the professional marketing, strengthened lean management, expanded diversified sales channels and actively develop high-efficiency markets and high-end customers. In 2022, the Natural Gas Sales segment realized operating profit of RMB12.957 billion, representing a decrease of RMB12.688 billion as compared with that for last year after excluding the impact of the transaction of pipeline assets of Kunlun Energy on the profit from operations for last year, primarily due to the increase in the cost of imported natural gas.

In 2022, the Group's overseas operations(a) realised a revenue of RMB1,350.261 billion, accounting for 41.7% of the Group's total revenue; profit before income tax expense amounted to RMB35.527 billion, accounting for 16.7% of the Group's total profit before income tax expense. The Group's overseas operations maintained a stable development with continuous improvement in its international operation abilities.

(a) Overseas operations do not constitute a separate operating segment of the Group. The financial data of overseas operations are included in the financial data of respective operating segments mentioned above.

(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31, 2022	As at December 31, 2021	Percentage of Change
	RMB million	RMB million	%
Total assets	2,673,485	2,502,262	6.8
Current assets	613,867	480,838	27.7
Non-current assets	2,059,618	2,021,424	1.9
Total liabilities	1,135,632	1,093,393	3.9
Current liabilities	624,263	518,158	20.5
Non-current liabilities	511,369	575,235	(11.1)
Equity attributable to owners of the Company	1,369,327	1,263,561	8.4
Share capital	183,021	183,021	-
Reserves	332,721	308,560	7.8
Retained earnings	853,585	771,980	10.6
Total equity	1,537,853	1,408,869	9.2

Total assets amounted to RMB2,673.485 billion, representing an increase of 6.8% as compared with RMB2,502.262 billion as at the end of 2021, of which:

Current assets amounted to RMB613.867 billion, representing an increase of 27.7% as compared with RMB480.838 billion as at the end of 2021, primarily due to the increase in cash and cash equivalents, inventories, and accounts receivable.

Non-current assets amounted to RMB2,059.618 billion, representing an increase of 1.9% as compared with RMB2,021.424 billion as at the end of 2021, primarily due to the increase in the property, plant and equipment.

Total liabilities amounted to RMB1,135.632 billion, representing an increase of 3.9% as compared with RMB1,093.393 billion as at the end of 2021, of which:

Current liabilities amounted to RMB624.263 billion, representing an increase of 20.5% as compared with RMB518.158 billion as at the end of 2021, primarily due to the increase in accounts payable and short-term borrowings.

Non-current liabilities amounted to RMB511.369 billion, representing a decrease of 11.1% as compared with RMB575.235 billion as at the end of 2021, primarily due to the optimization of debt structure of the Group and the decrease in long-term borrowings.

Equity attributable to owners of the Company amounted to RMB1,369.327 billion, representing an increase of 8.4% as compared with RMB1,263.561 billion as at the end of 2021, primarily due to the increase in retained earnings.

(4) Cash Flows

As at December 31, 2022, the primary source of funds of the Group was cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings as well as distribution of dividends to shareholders of the Company.

The table below sets out the net cash flows of the Group for 2022 and 2021 respectively and the amount of cash and cash equivalents as at the end of each year:

| | Year ended December 31 | |
	2022	2021
	RMB million	RMB million
Net cash flows from operating activities	393,768	341,469
Net cash flows used for investing activities	(232,971)	(213,032)
Net cash flows used for financing activities	(113,713)	(107,971)
Translation of foreign currency	7,317	(2,308)
Cash and cash equivalents at end of the year	191,190	136,789

◆ Net Cash Flows from Operating Activities

The net cash flows from operating activities of the Group in 2022 amounted to RMB393.768 billion, representing an increase of 15.3% as compared with RMB341.469 billion for last year, primarily due to the combined impact from the increase in profit and the change in working capital during the Reporting Period. As at December 31, 2022, the Group had cash and cash equivalents of RMB191.190 billion. The cash and cash equivalents were mainly denominated in Renminbi and US Dollar (approximately 55.1% were denominated in Renminbi, approximately 43.3% were denominated in US Dollar, approximately 1.0% were denominated in HK Dollar and approximately 0.6% were denominated in other currencies).

◆ Net Cash Flows Used for Investing Activities

The net cash flows used for investing activities of the Group in 2022 amounted to RMB232.971 billion, representing an increase of 9.4% as compared with RMB213.032 billion for last year, primarily due to the effects of cash received from the transaction of pipeline assets of Kunlun Energy in 2021 lowered the net cash flows used for investing activities in 2021.

◆ Net Cash Flows Used for Financing Activities

The net cash used for financing activities of the Group in 2022 was RMB113.713 billion, representing an increase of 5.3% as compared with RMB107.971 billion for last year, primarily due to the optimization of the Group's debt structure and the increase in the repayment of long-term and short-term borrowings.

The net borrowings of the Group as at December 31, 2022 and December 31, 2021, respectively, were as follows:

	As at December 31, 2022 RMB million	As at December 31, 2021 RMB million
Short-term borrowings (including current portion of long-term borrowings)	100,639	53,275
Long-term borrowings	222,478	287,175
Total borrowings	323,117	340,450
Less: Cash and cash equivalents	191,190	136,789
Net borrowings	131,927	203,661

The following table sets out the remaining contractual maturity of borrowings as at the respective dates according to the earliest contractual maturity dates. The amounts set out below are contractual undiscounted cash flows, including principal and interest:

	As at December 31, 2022 RMB million	As at December 31, 2021 RMB million
Within 1 year	107,461	58,923
Between 1 and 2 years	129,885	53,250
Between 2 and 5 years	102,490	226,124
After 5 years	16,500	28,053
	356,336	366,350

Of the total borrowings of the Group as at December 31, 2022, approximately 34.9% were fixed-rate borrowings and approximately 65.1% were floating-rate borrowings. Of the borrowings as at December 31, 2022, approximately 67.7% were denominated in Renminbi, approximately 30.2% were denominated in US Dollar and approximately 2.1% were denominated in other currencies.

As at December 31, 2022, the gearing ratio of the Group (gearing ratio = interest-bearing borrowings/(interest-bearing borrowings + total equity), interest-bearing borrowings include various short-term and long-term borrowings) was 17.4% (19.5% as at December 31, 2021).

(5) Capital Expenditures

In 2022, the Group, by adhering to the principle of investing on a rigorous, precise and profitable basis, continued to improve its level of investment management, increased investment in key areas such as oil and gas exploration and development, refining and upgrading, green and low-carbon transformation and promoted the steady development of core businesses. In 2022, the capital expenditures of the Group amounted to RMB274.307 billion, representing an increase of 9.2% as compared with RMB251.178 billion for last year. The table below sets out the capital expenditures of the Group for 2022 and 2021 and estimated capital expenditure of each business segment for 2023.



	2022		2021		Estimated amount for 2023	
	RMB million	%	RMB million	%	RMB million	%
Oil, Gas and New Energy	221,592	80.78	178,259	70.97	195,500	80.29
Refining, Chemicals and New Materials	41,771	15.23	54,487	21.69	34,000	13.96
Marketing	5,069	1.85	10,982	4.37	7,000	2.88
Natural Gas Sales	4,936	1.80	6,750	2.69	6,000	2.46
Head Office and Other	939	0.34	700	0.28	1,000	0.41
Total	274,307	100.00	251,178	100.00	243,500	100.00

◆ Oil, Gas and New Energy

Capital expenditures for the Oil, Gas and New Energy segment for 2022 amounted to RMB221.592 billion, which were primarily used for the exploration and development with scale benefit and profitability in key domestic basins such as Tarim, Sichuan, Ordos, Junggar, Songliao and Bohai Bay, devoting greater efforts in the exploration of unconventional resources such as shale gas and shale oil, promoting new energy projects including clean electricity and CCUS; and actively responded to changes in the overseas situations, focused on key areas to deepen economies of scale exploration, strengthened production capacity construction of key projects such as the Middle East, Central Asia and Americas and continuously optimized business layout and asset structure.

It is estimated that the capital expenditures for the Oil, Gas and New Energy segment for 2023 will be RMB195.500 billion, which will be primarily for the continuous exploration and development with scale benefit and profitability in key domestic basins such as Songliao, Ordos, Junggar, Tarim, Sichuan and Bohai Bay. The Company will devote greater efforts in the exploration of unconventional resources such as shale gas and shale oil, promoting new energy projects including clean electricity and CCUS, adhere to the principle of centralised and profitable development in overseas operations, strengthen the obtaining of high-quality projects, continuously optimize asset structure, business structure and regional layout while continuing operating existing projects in cooperation areas such as the Middle East, Central Asia, America and the Asia Pacific region.

◆ Refining, Chemicals and New Materials

Capital expenditures for the Refining, Chemicals and New Materials segment for 2022 amounted to RMB41.771 billion, which were primarily used for Guangdong Petrochemical integration project of refining and chemicals, transformation and upgrading projects such as Jilin Petrochemical ABS project and research projects for new materials and new technologies.

It is estimated that the capital expenditures for the Refining, Chemicals and New Materials segment for 2023 will be RMB34.000 billion, which will be used primarily for the construction of large-scale refining and chemical projects such as Jilin Petrochemical and Guangxi Petrochemical Ethylene projects, ending of Guangdong Petrochemical integration project of refining and chemicals as well as transformation and upgrading projects related to refining reduction and chemical increase and new materials and new technologies.

◆ Marketing

Capital expenditures for the Marketing segment for 2022 amounted to RMB5.069 billion, which were primarily used for the domestic terminal network construction for the sales of oil and gas, the expansion of new energy projects such as hydrogen refuelling stations and the equipment construction of overseas oil and gas storage, transportation and sales.

It is estimated that the capital expenditures for the Marketing segment for 2023 will be RMB7.000 billion which will be primarily used for the construction of domestic comprehensive energy station for "oil, gas, hydrogen, power and non-oil" and the optimization of terminal network layout and the construction of overseas oil and gas storage, transportation and sales.

◆ Natural Gas Sales

Capital expenditures for the Natural Gas Sales segment for 2022 amounted to RMB4.936 billion, which were primarily used for construction of natural gas branch lines and market development projects for urban gas end-market.

It is estimated that capital expenditures for the Natural Gas Sales segment for 2023 will be RMB6.000 billion, which will be used primarily for construction of Fujian liquid natural gas ("LNG") receiving stations, natural gas branch lines and market development projects for urban gas end-market.

◆ Head Office and Other

Capital expenditures for the Head Office and Other segment for 2022 were RMB0.939 billion, which were primarily used for improvement of scientific research facilities and construction of the IT system.

It is estimated that the capital expenditures for the Head Office and Other segment of the Group for 2023 will be RMB1.000 billion, which will be primarily used for improvement of scientific research facilities and construction of the IT system.



2. The financial data set out below is extracted from the audited financial statements of the Group prepared under CAS.

(1) Financial Data Prepared under CAS

	As at December 31, 2022	As at December 31, 2021	Percentage of Change
	RMB million	RMB million	%
Total assets	2,673,751	2,502,533	6.8
Current assets	613,867	480,838	27.7
Non-current assets	2,059,884	2,021,695	1.9
Total liabilities	1,135,648	1,093,409	3.9
Current liabilities	624,263	518,158	20.5
Non-current liabilities	511,385	575,251	(11.1)
Equity attributable to equity holders of the Company	1,369,576	1,263,815	8.4
Total equity	1,538,103	1,409,124	9.2

Please refer to sub-section "Assets, Liabilities and Equity" under the section "Discussion and Analysis of Operations" of this annual report for reasons of changes.

(2) Principal operations by segment under CAS

	Income from principal operations for the year 2022	Cost of principal operations for the year 2022	Margin[a]	Year-on-year change in income from principal operations	Year-on-year change in cost of principal operations	Increase or decrease in margin
	RMB million	RMB million	%	%	%	Percentage points
Oil, Gas and New Energy	909,141	580,188	26.4	35.8	18.2	5.0
Refining, Chemicals and New Materials	1,157,918	896,515	7.1	19.7	28.4	(1.8)
Marketing	2,742,369	2,640,615	3.7	28.0	27.2	0.6
Natural Gas Sales	513,331	499,567	2.6	25.1	29.1	(3.0)
Head Office and Other	539	693	-	79.3	210.8[b]	-
Inter-segment Elimination	(2,148,590)	(2,163,043)	-	-	-	-
Total	3,174,708	2,454,535	14.2	24.4	22.4	1.4

(a) Margin = Profit from principal operations / Income from principal operations.

(b) The significant increase in the cost of Head Office and Other Segment was primarily due to the increase of investment in the scientific research.

(3) Principal Operations by regions under CAS

Revenue	In 2022 RMB million	In 2021 RMB million	Increase or decrease compare with last year %
China	1,888,906	1,626,616	16.1
Others	1,350,261	987,733	36.7
Total	3,239,167	2,614,349	23.9

Non-current assets*	As at December 31, 2022 RMB million	As at December 31, 2021 RMB million	Increase or decrease compare with last year %
China	1,853,721	1,838,768	0.8
Others	178,343	165,117	8.0
Total	2,032,064	2,003,885	1.4

* Non-current assets mainly include non-current assets other than financial instruments and deferred income tax assets.

(4) Principal subsidiaries and associates of the Group under CAS

Name of company	Registered capital	Shareholding	Amount of total assets	Amount of total liabilities	Amount of total net assets /(liabilities)	Net profit/ (loss)
	RMB million	%	RMB million	RMB million	RMB million	RMB million
Daqing Oilfield Company Limited	47,500	100.00	371,736	140,154	231,582	12,560
CNPC Exploration and Development Company Limited	16,100	50.00	210,816	36,367	174,449	12,390
PetroChina Hong Kong Limited	HKD7,592 million	100.00	157,804	56,684	101,120	7,038
PetroChina International Investment Company Limited	31,314	100.00	99,254	169,776	(70,522)	(1,200)
PetroChina International Co., Ltd.	18,096	100.00	298,118	202,923	95,195	6,282
PetroChina Sichuan Petrochemical Co., Ltd.	10,000	90.00	26,522	2,013	24,509	33
China Oil & Gas Pipeline Network Corporation (the "PipeChina")	500,000	29.90	921,190	331,941	589,249	31,908
China Petroleum Finance Co., Ltd.	16,395	32.00	528,334	446,106	82,228	6,312
CNPC Captive Insurance Co., Ltd.	6,000	49.00	11,208	3,974	7,234	449
China Marine Bunker (PetroChina) Co., Ltd.	1,000	50.00	12,354	9,974	2,380	126
Mangistau Investment B.V.	USD131 million	50.00	11,588	3,156	8,432	1,486
Trans-Asia Gas Pipeline Co., Ltd.	5,000	50.00	49,359	2,179	47,180	4,112


SIGNIFICANT EVENTS

1. Cash Dividend in the Recent Three Years

Unit: RMB million

Year	Amount (inclusive of tax)	Profit of the Year*	Percentage of Profit (%)
2020	32,000	19,006	168.4
2021	41,476	92,170	45.0
2022	77,341	149,380	51.8

* Profit means historical data of profit attributable to owners of the Company in the year as calculated in accordance with the IFRS

Formulation and implementation of the cash dividend policy of the Company

To safeguard the interests of vast shareholders, it is provided by the Company in the Articles of Association of PetroChina Company Limited ("Articles of Association") that in the premise that the net profit attributable to owners of the Company and the accumulated undistributed profit for the year are positive, and the Company's cash flow can satisfy the normal operation and sustainable development of the Company, the amount of cash dividend to be distributed shall not be less than 30% of the net profit attributable to owners of the Company realized in the relevant year. The Company distributes dividends twice a year, with the final dividend to be determined by the general meeting by ordinary resolution and the interim dividend determined by the Board of Directors as authorized by the general meeting by way of ordinary resolution.

Since its listing, the Company has strictly complied with the Articles of Association and relevant regulatory requirements and made decision on dividend distribution adopting the principle of returns to shareholders. The steady and active dividend distribution policy of the Company is welcomed by the shareholders. The independent directors of the Company have performed their duties faithfully and diligently, formed opinions on dividend distribution independently and objectively, and played a desirable role. The Company distributed 51.8% of its net profit attributable to owners of the Company as dividend.

2. Distribution Plan for the Final Dividend for 2022

After overall consideration of the Company's operating results, financial position and cash flow, etc. and in return for the shareholders, the Board recommends a final cash dividend of RMB0.22 (inclusive of applicable tax) per share for 2022 to all shareholders of the Company. The total amount of cash dividends reaches approximately RMB40.265 billion. The proposed final dividend is subject to shareholders' review and approval at the forthcoming 2022 annual general meeting. The final dividend of H shares will be paid to all shareholders of H shares whose names appear on the register of members of the Company at the close of trading on June 27, 2023. The register of members of H shares will be closed from June 22, 2023 to June 27, 2023 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividend, holders of H shares must lodge all transfer documents together with the relevant

share certificates at Hong Kong Registrars Limited, Shops 1712-1716, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, at or before 4:30 p.m. on June 21, 2023. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited ("CSDC") at the close of trading on the Shanghai Stock Exchange in the afternoon of June 27, 2023 are eligible for the final dividend. The final dividend of A shares and H shares for 2022 will be paid on or about June 28, 2023 and July 28, 2023, respectively.

In accordance with the relevant provisions of the Articles of Association and relevant laws and regulations, dividends payable to the Company's shareholders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange and the Shenzhen Stock Exchange (the "H Shares under the Southbound Trading Link"), dividends payable to the holders of H shares shall be paid in Hong Kong Dollar. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People's Bank of China for the week prior to the declaration of the dividends at the 2022 annual general meeting. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link（《港股通H股股票現金紅利派發協議》）between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound

Trading Link to investors thereof.

In relation to individual shareholders and securities investment funds holding A shares of the Company, according to the rules of the Implementation of Differential Individual Income Tax Policies on Dividends and Bonuses of Listed Companies (Cai Shui [2012] No.85)（《關於實施上市公司股息紅利差別化個人所得稅政策有關問題的通知》(財稅[2012] 85 號)) and the Notice of the Ministry of Finance, the State Administration of Taxation ("SAT") and the China Securities Regulatory Commission on Issues concerning Differentiated Individual Income Tax Policies on Dividends and Bonuses of Listed Companies (Cai Shui [2015] No.101)（《關於上市公司股息紅利差別化個人所得稅政策有關問題的通知》(財稅[2015] 101號)), when the Company distributes dividends, investors holding the shares of the Company for more than one year shall be temporarily exempted from individual income tax; investors holding the shares of the Company within one year (including one year) shall be temporarily exempted from paying individual income tax. When individual shareholders and securities investment funds holding A shares of the Company transfer their shares after the equity registration date, the Shanghai Branch of CSDC will calculate the actual tax payable based on the period of their shareholding, and securities companies and other share custodians will withhold the amount of tax payable from their respective accounts transfer to the Shanghai Branch of CSDC. The actual tax payable is calculated as follows: if the shareholding period (meaning the duration from the date of public offering or acquiring the Company's shares from the market to the day before the date of transfer and delivery of the stock) is within one month (including one month), the dividends and bonuses will be fully considered as taxable income, and the actual tax payable will be 20% of the dividends and bonuses; if the shareholding period is more than one month to one year (including one year), 50% of the dividends and bonuses will be considered as taxable income, and the actual tax payable will be 10% of the dividends and bonuses; if the shareholding period exceeds one year, the dividends and bonuses are temporarily exempted from individual income tax.

In relation to Qualified Foreign Institutional Investors ("QFII") holding A shares of the Company, according to the rules of Notice of the SAT on Issues Concerning the Withholding of Enterprise Income Tax on Dividends, Bonuses and Interests Paid to QFII by Chinese Resident Enterprises (Letter No. 47 [2009] of the SAT) (《關於中國居民企業向QFII支付股息、紅利、利息代扣代繳企業所得稅有關問題的通知》(國稅函[2009] 47號))("Letter No. 47 [2009] of the SAT"), the Company will withhold corporate income tax at the rate of 10%; if the relevant shareholders consider that they are entitled to tax treatment under certain tax treaty (arrangement) in relation to the dividends, such shareholders may file an application for the tax treatment under the tax treaty (arrangement) with the competent tax authority after receiving dividends according to Letter No. 47 [2009] of the SAT.

According to the Law on Corporate Income Tax of the People's Republic of China (《中華人民共和國企業所得稅法》) and the relevant implementing rules which came into effect on January 1, 2008, amended on February 24, 2017 and December 29, 2018, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change his/her/its shareholder status, please consult his/her/its agent or trust institution over the relevant procedures. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on the information registered on the Company's H share register of members on June 27, 2023.

According to the Notice on Issues Concerning the Collection and Management of Individual Income Tax after the Abolition of Guo Shui Fa [1993] No. 045 (《關於國稅發[1993]045號文件廢止後有關個人所得稅征管問題的通知》(Guo Shui Han [2011] No.348) (國稅函[2011]348號) promulgated by the SAT, the Company is required to withhold and pay the individual income tax for its individual H shareholders and the individual H shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual H shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the circular of SAT on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Tax Treaties (SAT Circular [2019] No.35) (《關於發布<非居民納稅人享受協定待遇管理辦法>的公告》(國家稅務總局公告2019年第35號)). For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or in other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the individual H shareholders based on the registered address as recorded in the register of members of the Company (the "Registered Address") on June 27, 2023 and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder is not the same as the Registered Address, the individual H shareholder shall notify the share registrar of the Company's H shares and provide relevant supporting documents on or before 4:30 p.m. June 21, 2023 (address: Hong Kong Registrars Limited, Shops 1712-1716, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong). If the individual H shareholder does not provide the relevant supporting documents to the share registrar of the Company's H shares within the time period stated above, the Company will determine the country of domicile of the individual H shareholder based on the recorded Registered Address on June 27, 2023.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Notice of Ministry of Finance, the SAT and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No.81)（《財政部、國家稅務總局、證監會關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅〔2014〕81號））which became effective on November 17, 2014 and the Notice of the Ministry of Finance, the SAT and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shenzhen and Hong Kong Stock Markets (Cai Shui [2016] No. 127)（《財政部、國家稅務總局、證監會關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅

[2016]127號））which became effective on December 5, 2016, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the rate of 10% and file tax withholding returns with the competent tax authority. Where there is any Hong Kong investor who is tax resident of a foreign country and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon approval, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

3. Shareholding in other companies

(1) Shareholding interests in other listed companies

As at the end of the Reporting Period, interests in other listed securities held by the Group were as follows:

Unit: HK Dollars million

Stock code	Stock short name	Initial Investment amount	Number of shares held	Share-holding (%)	Book value as at the end of the year	Profit or loss in the Reporting Period	Change in equity in the Reporting Period	Classification in accounts	Source of shareholding
135	KUNLUN ENERGY[(1)]	25,802	4,708,302,133	54.38	25,802	-	-	Long-term equity investments	Acquisition and further issue of shares

Note: The Group held the shares in Kunlun Energy Limited through PetroChina Hong Kong Limited, an overseas wholly-owned subsidiary of the Company. The shares of Kunlun Energy are listed on the Hong Kong Stock Exchange.

(2) Shareholding of interests in non-listed financial institutions

Unit: RMB million

Name of investment target	Initial investment amount	Number of shares held	Share-holding (%)	Book value as at the end of the year	Profit or loss in the Reporting Period	Change in equity in the Reporting Period	Classification in accounts	Source of shareholding
CNPC Finance	10,223	5,246,490,000	32.00	26,662	2,020	1,629	Long-term equity investment	Injection of capital
CNPC Captive Insurance Co., Ltd.	2,450	2,450,000,000	49.00	3,545	220	135	Long-term equity investment	Establishment by promotion

4. Significant connected transactions during the Reporting Period

Please refer to the section "Connected Transactions" in this annual report. During the Reporting Period, no substantial shareholder of the Company has utilized the funds of the Company for non-operating purposes.

5. Material contracts and the performance thereof

(1) During the Reporting Period, there were no trusteeship, contractors and leasing of properties of other companies by the Company which would contribute profit to the Company of 10% or more of its total profit for the year.

(2) As of the end of the Reporting Period, the Company and its subordinate companies had a guarantee balance of RMB213.441 billion, including RMB24.592 billion for credit guarantee and RMB179.796 billion for performance guarantee, RMB9.053 billion for financing guarantee, and the balance of guarantees as of the end of the Reporting Period accounted for approximately 13.88% of the Group's net asset. The guarantee balance of the Company as of the end of the Reporting Period did not exist for the guarantee provided to the controlling shareholder, the ultimate controller and its related parties.

(3) The Company did not entrust any other person on material wealth management during the Reporting Period.

(4) The Company had no material external entrustment loans during the Reporting Period.

(5) The Company had no overdue principals or interests of material bank loans during the Reporting Period.

(6) Save as disclosed in this annual report, during the Reporting Period, the Company did not enter into any material contract which requires disclosure.

6. Performance of Undertakings

In order to support the business development of the Company, consolidate the relevant quality assets and avoid industry competition, CNPC, the controlling shareholder of the Company, entered into the Agreement on Non-Competition and Pre-emptive Right to Transactions (the "Agreement") with the Company on March 10, 2000. As at the end of the Reporting Period, except for those already performed, the undertakings not performed by CNPC included the following: (1) certain overseas oil and gas projects owned by CNPC are located in countries or regions in social and political turbulence. In relation to such projects, foreign investors from specific countries are restricted by the policies, laws and regulations of their countries and cannot or are inconvenient to invest in companies that own such assets, and in order to protect the safety of the Company's own supply chain and reduce compliance risks, the Company has not yet decided to exercise the right to acquire such projects; (2) after execution of the Agreement, CNPC obtained certain business opportunities that competed or were likely to compete with the principal business of the Company, which is not in strict compliance with the Agreement. Nevertheless, such industry competition primarily concentrated on oil and gas exploration and development operations at certain overseas countries and regions in which the resources owned by CNPC were insufficient or uncertain.

In connection with matters described above, CNPC issued a Letter of Undertaking to the Company on June 20, 2014 and made additional undertakings that: (1) within ten years from the date of the Letter of Undertaking, after taking into account of political, economic and other factors, the Company may request CNPC to sell

offshore oil and gas assets which remain in possession by CNPC as at the date of the Letter of Undertaking; (2) for business opportunities relating to investment in offshore oil and gas assets after the date of the Letter of Undertaking, the relevant prior approval procedure of the Company shall be initiated strictly in accordance with the Agreement. Subject to the applicable laws, contractual agreements and procedure requirements, CNPC will sell to the Company offshore oil and gas assets as described in items (1) and (2) above at the request of the Company.

Save for the above additional undertakings, undertakings made by CNPC in the Agreement remain unchanged.

Save for the above undertakings, there is no material undertakings given by the Company, any shareholders, ultimate controllers, purchasers, Director, Supervisor or senior management or other related parties during the Reporting Period.

7. Engagement and disengagement of firm of accountants

As approved at the 2021 annual general meeting, the Company engaged PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers to serve as the domestic and international auditors, respectively, for the year of 2022. Remuneration in respect of the 2022 audit work amounted to RMB47 million, mainly for the provision of auditing services for the Company's domestic and international needs, in which the financial report auditing fee amounted to RMB39 million and the financial report internal control auditing fee amounted to RMB8 million. For details of the auditors' remuneration, please refer to Note 7 to the financial statements prepared in accordance with IFRS in this annual report.

As at the end of the Reporting Period, Pricewaterhouse-Coopers Zhong Tian LLP and PricewaterhouseCoopers have provided audit service to the Company for two years.

8. Material litigation and arbitration

During the Reporting Period, the Company has no material litigations or arbitrations.

9. Penalties on the Company and its Directors, Supervisors, senior management, controlling shareholder and ultimate controller and remedies thereto

During the Reporting Period, none of the Company or its current Directors, Supervisors, senior management, controlling shareholder or ultimate controller of the Company was subject to any investigation by the competent authorities or enforcement by judicial or disciplinary departments, or was handed over to judicial departments or subject to criminal liability, or subject to investigation or administrative penalty by the China Securities Regulatory Commission, or any denial of participation in the securities market or was deemed unsuitable to act as directors, or was imposed on material punishment by other administrative authorities or was subject to any public criticisms made by a stock exchange.

The incumbent Directors, Supervisors and senior management of the Company and those who retired during the Reporting Period did not receive the punishment from the securities regulation organizations in recent three years.

10. Creditworthiness of the Company and its controlling shareholder and ultimate controller

During the Reporting Period, the Company and its controlling shareholder and ultimate controller, CNPC did not incur any unperformed material court judgement that had come into force or any significant outstanding debt that had become due and payable.

11. Other Significant Matters

(1) Delisting of the ADSs

On August 12, 2022, the Board of the Company approved to inform the NYSE that the Company would apply for a voluntary delisting of its ADSs from the NYSE pursuant to the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and other relevant rules, and subject to subsequent actual circumstances, the Company would apply for the deregistration of the ADSs and the underlying H Shares with the United States Securities and Exchange Commission after it meets the relevant requirements under the Exchange Act. On September 8, 2022 (EST Time), the Company's ADSs were officially delisted from the NYSE. For details, please refer to the announcement published by the Company on the website of the Shanghai Stock Exchange (Announcement No.: Lin 2022-028) and the announcement on the website of the Hong Kong Stock Exchange on August 12, 2022.

This event did not affect the continuity of the business and the stability of management of the Group.

(2) China Strengthened the Implementation of the Value-added Tax Credit Refund Policy

On March 21, 2022, April 17, 2022, May 17, 2022 and June 7, 2022, the Ministry of Finance and the SAT successively issued the Announcement on Further Strengthening the Implementation of the Policies Regarding the Refund of Term-End Excess Input Value-Added Tax Credits (Announcement No. 14 [2022] of the Ministry of Finance and the SAT) (《關於進一步加大增值稅期末留抵退稅政策實施力度的公告》(財政部 稅務總局公告2022年第14號)), the Announcement on Further Accelerating the Implementation Progress of Implementation of the Policies Regarding the Refund of Term-End Excess Input Value-Added Tax Credits (Announcement No. 17 [2022] of the Ministry of Finance and the SAT) (《關於進一步加快增值稅期末留抵退稅政策實施進度的公告》（財政部 稅務總局公告2022年第17號）), the Announcement on Keeping

Accelerating the Implementation of the Policies Regarding the Refund of Term-End Excess Input Value-Added Tax Credits (Announcement No. 19 [2022] of the Ministry of Finance and the SAT) (《關於進一步持續加快增值稅期末留抵退稅政策實施進度的公告》(財政部 稅務總局公告2022年第19號)), and the Announcement on Expanding the Scope of Industries to Which the Policy of Refunding Excess Input Value-Added Tax Credits in Full Amount Applies (Announcement No. 21 [2022] of the Ministry of Finance and the SAT) (《關於擴大全額退還增值稅留抵稅額政策行業範圍的公告》(財政部 稅務總局公告2022年第21號)), which strengthened the implementation of the value-added tax credits refund policy, made it clear that the refund of incremental excess input value-added tax credits can be extended to eligible small and medium enterprises and that medium and large enterprises in manufacturing industry and other large scale industry can refund existing excess input tax credits in a lump sum, expanded the scope of application of the tax credit refund policy in manufacturing industries and accelerated the implementation of the tax credit refund policy.

This event did not affect the continuity of the business and the stability of management of the Group and was conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results in the long term.

(3) The Ministry of Finance and the Ministry of Emergency Management of China Amended and Issued the Administrative Measures for the Collection and Utilization of Enterprise Work Safety Funds

On November 21, 2022, the Ministry of Finance and the Ministry of Emergency Management amended and issued the Administrative Measures for the Collection and Utilization of Enterprise Work Safety Funds (Cai Zi [2022] No.136) (《企業安全生產費用提取和使用管理辦法》(財資〔2022〕136號)), which regulates that onshore oil (gas) and offshore oil (gas) production enterprises shall extract safety production expenses at the end of month based on the oil and natural gas produced in that month, including

RMB20 per ton of crude oil and RMB7.5 per cubic meters of raw gas. Hazardous material production and storage enterprises shall determine the accrued amount for the year based on the operating revenue of the previous year by adopting the method of excess accrual and withdraw the amount on a monthly basis. The details are as follows: (1) if the operating revenue of the previous year does not exceed RMB10 million, the accrual ratio is 4.5%; (2) for the portion of the operating revenue of the previous year exceeding RMB10 million to RMB100 million, the accrual ratio is 2.25%; (3) for the portion of the operating revenue of the previous year exceeding RMB100 million to RMB1 billion, the accrual rate is 0.55%; (4) for the portion of the operating revenue of the previous year exceeding RMB1 billion, the accrual rate is 0.2%.

This event did not affect the continuity of the business and the stability of management of the Group and was conducive to the sustainable and healthy development of the Group.

CONNECTED TRANSACTIONS

CNPC is the controlling shareholder of the Company and therefore transactions between the Group and CNPC constitute connected transactions of the Group under the SSE Listing Rules and the Hong Kong Listing Rules. China National Oil and Gas Exploration and Development Corporation ("CNODC"), a wholly-owned subsidiary of CNPC, holds 50% interest in CNPC E&D, a non-wholly-owned subsidiary of the Group. Pursuant to the Hong Kong Listing Rules, CNPC E&D is a connected person of the Company and transactions between the Group and CNPC E&D constitute connected transactions of the Group. Since December 28, 2006, the Group has held 67% equity interest in PetroKazakhstan Inc. ("PKZ") through CNPC E&D. Pursuant to the Hong Kong Listing Rules, CNPC E&D and its subsidiaries are connected persons of the Group. Therefore, transactions between the Group and PKZ constitute connected transactions of the Group.

The following connected transactions constitute the connected transactions or continuing connected transactions as defined under the SSE Listing Rules and/ or the Chapter 14A of the Hong Kong Listing Rules and satisfy relevant disclosure requirements thereof. For details of the following connected transactions, please refer to the relevant announcements published on the websites of the Shanghai Stock Exchange or the Hong Kong Stock Exchange and the Company. Note 63 set out thereto in the financial statements of the Company prepared in accordance with the Accounting Standards for Enterprises of the PRC has properly disclosed connected transactions or continuing connected transactions pursuant to the Hong Kong Listing Rules.

One-off Connected Transaction

1. Disposal of equity interest in Liaohe Oilfield (Panjin) Gas Storage Co., Ltd. ("Liaohe Gas Storage Company")

In line with the Company's development strategies, on June 20, 2022, the Company and Liaohe Petroleum Exploration Bureau Co., Ltd. ("Liaohe Bureau Company") entered into an equity transfer agreement, pursuant to which the Company agreed to transfer the 100% equity interests of Liaohe Gas Storage Company held by the Company to Liaohe Bureau Company at the consideration of RMB1,287.7565 million. As Liaohe Bureau Company is a wholly-owned subsidiary of the Company's controlling shareholder, CNPC, according to the SSE Listing Rules and the Hong Kong Listing Rules, the transaction constitutes a connected transaction of the Company. For relevant details of the transaction, please refer to the announcements published by the Company on June 20, 2022 on the website of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, respectively. The change of industrial and commercial registration in relation to such transaction was completed, upon which Liaohe Gas Storage Company ceased to be a subsidiary of the Company and its financial results were no longer consolidated into the Group's financial statements. For details, please refer to the announcements published by the Company on July 8, 2022 on the website of the Shanghai Stock Exchange and the website of the Hong Kong Stock Exchange, respectively.

Continuing Connected Transactions

(I) Continuing Connected Transactions with CNPC

The Group and CNPC continue to carry out certain existing continuing connected transactions. In relation to existing continuing connected transactions, the Company obtained the approval of the independent Directors and the independent shareholders at the seventh meeting of the Board of Directors in the year of 2020 held on August 26 to 27, 2020 and the third extraordinary general meeting of 2020 held on November 5, 2020 for a renewal of and amendments to the existing continuing connected transactions and the new continuing connected transactions, and for the proposed new caps for existing continuing connected transactions and new continuing connected transactions from January 1, 2021 to December 31, 2023. Details of the above transactions were set out in the Company's announcements in respect of continuing connected transactions published on the website of the Shanghai Stock Exchange (Announcement No: Lin 2020-036) and Hong Kong Stock Exchange on August 27, 2020, respectively, the Company's circular in respect of continuing connected transactions published on the website of the Hong Kong Stock Exchange on September 15, 2020, and the Company's announcements in respect of passing resolutions at the extraordinary general meeting published on the website of the Shanghai Stock Exchange (Announcement No: Lin 2020-048) and Hong Kong Stock Exchange on November 5, 2020, respectively.

In 2022, the Group and CNPC carried out the continuing connected transactions referred to in the following agreements:

1. Comprehensive Products and Services Agreement

The Group and CNPC implemented the Comprehensive Products and Services Agreement (the "Comprehensive Agreement") entered into on August 27, 2020 for the provision (A) by the Group to CNPC/jointly-held entities and (B) by CNPC/jointly-held entities to the Group, of a range of products and services. The Comprehensive Agreement entered into force on January 1, 2021 with an effective term of three years.

During the term of the Comprehensive Agreement, individual product and service implementation agreements described below may be terminated from time to time by the parties thereto by providing at least 6 months' written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services contracted to be provided on or before the notice of termination, the notice of termination will not affect the completion of the provision of such products and services.

(A) Products and Services to be provided by the Group to CNPC/jointly-held entities

Under the Comprehensive Agreement, products and services to be provided by the Group to CNPC/jointly-held entities include: crude oil, natural gas, refined oil products, chemical products, supply of water, supply of electricity, supply of gas, supply of heating, quantifying and measuring, entrusted operation, material supply and other products and services as may be requested by CNPC/jointly-held entities for its own consumption, use or sale from time to time. In addition, the Group shall provide the jointly-held entities with financial services including entrustment loans, guarantees and other financial services.

(B) Products and Services to be provided by CNPC/jointly-held entities to the Group

More products and services are expected to be provided by CNPC/jointly-held entities to the Group, both in terms of quantity and variety, than those provided by the Group to CNPC/jointly-held entities. They have been categorised according to the following types of products and services:

• Engineering technology services, including but not limited to exploration technology service, downhole operation service, oilfield construction service, refinery construction service and engineering design service;

• Production services, mainly associated with products and services to be provided, arising from the day-to-day operations of the Group, including but not limited to crude oil, natural gas, refined oil products, chemical products, water supply, electricity supply, gas supply and communications;

• Material supply services, mainly involving the agency services on the procurement of materials, including but not limited to purchase of materials, quality examination, storage of materials and delivery of materials, which by virtue of its nature, are not covered in the engineering technology services and production services referred to above;

• Social and living services, including but not limited to security system services, staff canteens and training centres etc.; and

• Financial services, including loans and other financial assistance, deposits services, entrusted loans, settlement services, financial leasing services and other financial services.

The Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles as defined in the Comprehensive Agreement:

(a) government-prescribed prices; or

(b) where there is no government-prescribed price, then according to the relevant market prices; or

(c) where neither (a) nor (b) is applicable, then according to:

(i) the actual cost incurred; or

(ii) the agreed contractual price.

In particular, the Comprehensive Agreement stipulates, among other things, that:

(i) for the financial services provided by the Group:

• the pricing of entrusted loans shall be determined based on the relevant interest rate and standard for fees as promulgated by the People's Bank of China and with reference to market-oriented price;

• the guarantees shall be provided with reference to the market-oriented price; and

• the pricing of other financial services shall be determined based on the prices prescribed by government authorities including, among others, People's Bank of China, China Banking and Insurance Regulatory Commission, and the fee charging standards published by the aforementioned relevant regulatory authorities and with reference to the market-oriented price.

(ii) for the financial services provided by CNPC/ jointly-held entities:

• the loans and deposit services shall be provided at prices determined in accordance with the relevant

interest rate and standard for fees as promulgated by the People's Bank of China. Such prices must also be no less favourable to the Group than those offered by other independent third parties;

• the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant government-prescribed price and market-oriented price; and

• the pricing of other financial services shall be determined based on the prices prescribed by government authorities including, among others, People's Bank of China, China Banking and Insurance Regulatory Commission, and the fee charging standards published by the aforementioned relevant regulatory authorities and with reference to the market-oriented price.

2. Product and Service Implementation Agreements

According to the current arrangements, from time to time and as required, individual product and service implementation agreements may be entered into between the relevant subordinate companies and entities of CNPC/jointly-held entities or the Group providing the relevant products or services, as appropriate, and the relevant subordinate companies and entities of the Group or CNPC/jointly-held entities, requiring such products or services, as appropriate.

Each product and service implementation agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The product and service implementation agreements may only contain provisions which are in all material respects consistent with the binding principles and guidelines and terms and conditions in accordance with which such products and services are required to be provided as contained in the Comprehensive Agreement.

As the product and service implementation agreements are merely further elaborations on the provision of products and services as contemplated by the Comprehensive Agreement, they do not as such constitute new categories of connected transactions.

3. Land Use Rights Leasing Contract and Supplemental Agreement

The Company and CNPC signed the Land Use Rights Leasing Contract on March 10, 2000 under which CNPC has leased land in connection with various aspects of the operations and business of the Company covering an aggregate area of approximately 1,145 million square metres, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2 billion. The total rent payable for the lease of all such property may, as at the expiration of 10-year term of the Land Use Rights Leasing Contract, be adjusted by agreement between the Company and CNPC to reflect market conditions prevalent at such time of adjustment, including the then prevailing marketing prices, inflation or deflation (as applicable) and such other factors considered as relevant by both parties in negotiating and agreeing to any such adjustment.

Taking into account the actual business needs of the Group and the changes in the land market in recent years, the Company entered into a supplementary agreement to the Land Use Rights Leasing Contract with CNPC on August 25, 2011, in which the area of the leased land was reconfirmed as 1,783 million square meters and the annual rent was adjusted to no more than RMB3,892 million (excluding taxes and fees). Meanwhile, the parties agreed to adjust the area of building leased and the rental fees every three years as appropriate by reference to the status of the production and operations of the Company. The supplementary agreement took effect as from January 1, 2012.

On August 27, 2020, the parties re-confirmed in a letter of confirmation as agreed that the area of the leased land was 1,142 million square meters and the annual rental was adjusted to approximately RMB5,673 million (excluding taxes and fees). The letter of confirmation took effect as from January 1, 2021.

4. Buildings Leasing Contract (Amended)

On August 24, 2017, the Company entered into a New Buildings Leasing Contract with CNPC, pursuant to which the Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 1,153,000 square metres and the annual rental was no more than RMB730 million. Meanwhile, the parties agreed to adjust the area of building leased and the rental fees every three years as appropriate by reference to the status of the production and operations of the Company, but the adjusted rental fees shall not exceed the comparable fair market price. The contract took effect as from January 1, 2018 for a term of 20 years.

On August 27, 2020, the parties reconfirmed in a letter of confirmation that the area of the leased buildings was approximately 1,287,500 square meters and the annual rental was adjusted to approximately RMB713 million. The letter of confirmation took effect as from January 1, 2021.

5. Intellectual Property Licensing Contracts

The Company and CNPC continue to implement the three intellectual property licensing contracts entered into on March 10, 2000, namely the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract. CNPC has agreed to extend the term of the Computer Software Licensing Contract to the expiry date of the statutory protection period of the relevant software or when such software enters the public domain. Pursuant to these licensing contracts, CNPC has granted the Company the exclusive right to use certain trademarks, patents, know-how and computer software of CNPC at no cost.

These intellectual property rights relate to the assets and businesses of CNPC which were transferred to the Company pursuant to the restructuring.

6. Contract for the Transfer of Rights under Production Sharing Contracts

The Company and CNPC continue to implement the Contract for the Transfer of Rights under Production Sharing Contracts dated December 23, 1999. As part of the restructuring, CNPC transferred to the Company relevant rights and obligations under 28 production sharing contracts entered into with a number of international oil and natural gas companies, except for the rights and obligations relating to CNPC's supervisory functions.

As of December 31, 2022, CNPC has been in the process of executing in aggregate 29 projects contemplated under the production sharing contracts, in respect all of which the transfer of rights under the production sharing contracts between CNPC and the Company has been completed. CNPC has assigned to the Company all of its rights and obligations under the production sharing contracts at nil consideration and subject to applicable PRC laws and regulations, except for the rights and obligations relating to CNPC's supervisory functions.

As each of the applicable percentage ratio(s) (other than the profits ratio) in respect of the Trademark Licensing Contract, the Patent and Know-how Licensing Contract, the Computer Software Licensing Contract and the Contract for the Transfer of Rights under Production Sharing Contracts is less than 0.1%, the continuing connected transactions under these contracts are exempted from the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules. The Directors believe that these continuing connected transactions were entered into in the normal and ordinary course of business for the benefits of the Company and are in the interests of the shareholders as a whole.

(II) Continuing Connected Transactions with CNPC E&D

• December 28, 2006, the following continuing connected transactions arose as a result of the completion of the Company's acquisition of 67% equity interest in PKZ, which was announced by the Company on August 23, 2006:

• the provision of production services by CNPC to the Group;

• the provision of construction and technical services by CNPC to the Group;

• the provision of material supply services by CNPC to the Group.

Upon completion of the acquisition of PKZ, PKZ became a subsidiary (as defined under the Hong Kong Listing Rules) of CNPC E&D. As CNPC is the controlling shareholder of the Company and as each of CNPC and the Company is interested in 50% interest in CNPC E&D respectively, therefore, CNPC and CNPC E&D are connected persons of the Company under the Hong Kong Listing Rules. The caps for these continuing connected transactions have already been included within the caps for the continuing connected transactions between the Group and CNPC.

(III) Ongoing connected transactions with CNPC Finance

1. Transactions under the Comprehensive Agreement

During the Reporting Period, the beginning balance of the Group's deposits with CNPC Finance is RMB30,128 million; the time deposits increased RMB4,050,243 million during the Reporting Period and the time deposits decreased RMB4,039,179 million, and the end-of-period balance is RMB41,192 million, with the interest rate range

of RMB being 0.25%-4.26%; the beginning balance of the loans provided by CNPC Finance to the Group is RMB70,567 million; the amount of loans increased RMB59,255 million during the Reporting Period and the amount of loans decreased RMB65,206 million during the Reporting Period, and the end-of-period balance is RMB64,616 million, with the interest rate range of RMB being 2.60%-5.00%; the acceptance bill of exchange and bill discount issued by CNPC Finance for the Group is RMB15,175 million and RMB2,964 million. CNPC is the controlling shareholder of the Company and CNPC Finance is a company owned as to 40% by CNPC, 32% by the Company and 28% by CNPC Capital Corporation. According to the Hong Kong Listing Rules and the SSE Listing Rules, CNPC Finance is a connected person of the Company. The relevant transaction amounts for these continuing connected transactions have been included within the caps for the continuing connected transactions between the Group and CNPC.

2. Derivatives Framework Agreement with CNPC Finance

On March 31, 2022, the Company and CNPC Finance entered into a currency derivatives service framework agreement in relation to currency derivatives transactions for the year of 2022 (the "Derivatives Framework Agreement"), pursuant to which, during the year of 2022, the Group conducted currency derivatives transactions with CNPC Finance, to lock in exchange rates, avoid market risks and achieve the purpose of hedging in advance through currency derivatives transactions. The term of the agreement will be expired on December 31, 2022. For details, please refer to the announcements published by the Company on March 31, 2022 on the website of Shanghai Stock Exchange and Hong Kong Stock Exchange, respectively. During the Reporting Period, the transaction amount of currency derivatives transactions between CNPC Finance and the Group amounted to US$3,984 million.

Caps for the Continuing Connected Transactions

The following annual caps in respect of the continuing connected transactions are set for the relevant transactions for the period from January 1, 2021 to December 31, 2023:

(A) In relation to the products and services contemplated under (a) the Comprehensive Agreement, (b) Land Use Rights Leasing Contract and its supplemental contract, (c) Buildings Leasing Contract (amended), and (d) Derivatives Framework Agreement and the expected products and services thereunder, the total annual revenue or expenditure in respect of each category of products and services will not exceed the proposed annual caps set out in the following table:

Category of Products and Services	Proposed annual caps		
	2021	2022	2023
	RMB million		
(i) Products and services provided by the Group to the CNPC/jointly-held entities	150,000	147,200	144,600
(ii) Products and services provided by CNPC/jointly-held entities to the Group			
(a) Engineering technology services	198,200	197,500	197,000
(b) Production services	207,700	205,500	204,500
(c) Material supply services	35,300	35,300	35,300
(d) Social and living services	5,800	5,800	5,800
(e) Financial Services			
- Aggregate of the daily highest amount of deposits of the Group in CNPC and the total amount of interest received in respect of these deposits	55,000	55,000	55,000
- Insurance fees, handling charges for entrusted loans, and fees and charges for settlement services and other intermediary business	2,400	2,400	2,400
- Rents and other payments made under financial leasing	5,000	5,000	5,000
- Currency derivative service provided by CNPC Finance to the Group (in USD million) [2]		7,500	
(iii) Financial services provided by the Group to the jointly-held entities	22,000	22,000	22,000
(iv) Land leases provided by CNPC to the Group[1]	16,578	11,019	5,685
(v) Rental for buildings provided by CNPC to the Group[1]	2,083	1,384	714

(1) According to the provisions of HKEX, the upper limit of the land and property provided by CNPC to the Group for lease from 2021 to 2023 shall be determined by reference to the annual value of the right-of-use assets. Please refer to the circular, i.e. Update on Ongoing Connected Transactions of 2021 to 2023 published on the website of the Hong Kong Stock Exchange on September 15, 2020 for basis of determining the upper limit.

(2) This service was provided by CNPC Finance pursuant to the Derivatives Framework Agreement. For details, please refer to the announcements published by the Company on the website of Shanghai Stock Exchange and Hong Kong Stock Exchange on March 31, 2022.

(B) In relation to the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract, CNPC has granted the Company the right to use certain trademarks, patents, know-how and computer software of CNPC at nil consideration.

Independent Non-Executive Directors' Confirmation

In relation to the continuing connected transactions undertaken by the Group in 2022, the independent non-executive Directors of the Company confirm that:

(i) the connected transactions mentioned above have been entered into during the usual course of business of the Group;

(ii) the connected transactions mentioned above have been entered into based on normal commercial terms or better terms;

(iii) the connected transactions mentioned above have been conducted in accordance with the agreements governing such transactions and their terms are fair and reasonable and consistent with the interests of shareholders as a whole.

Auditor's Confirmation

The auditor of the Company has audited the transactions mentioned above and has provided the Board of Directors with a letter indicating that:

(i) all the connected transactions have been approved by the Board of Directors;

(ii) all the connected transactions have been in accordance with the pricing policies of the Group if the transactions involve the provision of goods or services by the Group in all material respects;

(iii) all the connected transactions have been proceeded in accordance with the terms of agreements; and

(iv) these transactions have been entered into within the cap mentioned above, if applicable.

Save as disclosed above, none of other related-party transactions set out in the note 63 of the consolidated financial statements prepared by the Company in accordance with the Accounting Rules for Enterprises of the PRC constitutes connected transactions or continuing connected transactions that are required to be disclosed under the Hong Kong Listing Rules. The Company confirms that it has complied with the requirements of Chapter 14A of the Hong Kong Listing Rules in relation to all connected transactions and continuing connected transactions to which the Company was a party during 2022.

The information set out in the tables below is principally extracted from the financial statements of the Group prepared in accordance with CAS:

Connected sales and purchases

| Connected parties | Sales of goods and provision of services to connected party | | Purchase of goods and services from connected party | |
	Transaction amount	Percentage of the total amount of the type of transaction	Transaction amount	Percentage of the total amount of the type of transaction
	RMB million	%	RMB million	%
CNPC and its subsidiaries	81,112	3	386,764	14
Other connected parties	82,025	3	110,781	4
Total	163,137	6	497,545	18

Connected obligatory rights and debts

Unit: RMB million

| Connected parties | Funds provided to connected party | | | Funds provided to the Group by connected party | | |
	Opening balance	Occurrence amount	Closing balance	Opening balance	Occurrence amount	Closing balance
CNPC and its subsidiaries				133,800	(347)	133,453
Other connected parties	21,092	(783)	20,309			
Total	21,092	(783)	20,309	133,800	(347)	133,453

CORPORATE GOVERNANCE

1. Improvement of Corporate Governance

During the Reporting Period, the Company operated its business in a compliant manner strictly in accordance with domestic and overseas regulatory requirements. Pursuant to the Articles of Association, relevant laws and regulations and the securities regulatory rules of the jurisdictions in which the Company is listed, and in light of the actual conditions of the Company, the Company continuously formulated, improved and effectively implemented the various rules of procedure, and the relevant working system and processes for the Board of Directors and its respective committees.

During the Reporting Period, the corporate governance of the Company complied with the requirements of regulatory documents on the corporate governance of listed companies issued by the regulatory authorities and stock exchanges of places where the Company is listed. Through the coordinated operation and effective check and balance of the general meeting of shareholders, the Board of Directors and its special committees, the Supervisory Committee and the management led by the President, besides the implementation of effective internal control and management systems, the Company further standardized its internal management operations and continuously improved its management level. In accordance with the relevant provisions of the Articles of Association, the Company amended the Articles of Association, elected directors of the Company, adjusted members of the special committees of the Board, and appointed management, which further improved the construction of the Board. Resolutions in respect of the financial reports, dividend distribution proposal, investment plans, financial budget were reviewed and approved to promote the high-quality development of the Company.

The Company always attaches importance to information disclosure, and strictly complies with various regulatory rules of the places of listing. The Company established an information disclosure management system to disclose information in a timely and compliant manner, and designated specific departments responsible for handling matters relating to the disclosure of inside information. Employees are prohibited from dealing or procuring others to deal the Company's shares using inside information. During the Reporting Period, the Company truly, accurately and completely disclosed various information in a timely manner, which ensured that all shareholders had equal opportunities to access to information relating to the Company, and that the transparency in the corporate governance of the Company could be enhanced continuously.

2. Improvement of Internal Control System

The Company attached great importance to internal control and risk management. By following the regulatory requirements of its places of listing, the Company established and effectively operated its internal control system.

During 2022, the Company continuously improved its internal control system by focusing on the goal of "strengthening internal control, preventing risks and promoting compliance", adhering to the risk-oriented approach and fully implementing the philosophy of "institutionalization of policies, proceduralization of systems and informatization of procedures". The

Company effectively mitigated major risks which strongly support the modernization of the Company's corporate governance system and capability. First, by consolidating its fundamentals to strengthen the foundation of internal risk control system. Second, by enhancing the tests to improve the intensity of overall internal supervision and assessment. Third, by sticking to the bottom line to continuously deepen the Company's dynamic risk management. Fourth, by redressing its shortcomings to continuously improve the quality and efficiency of process authority management.

The Company strictly complied with professional financial processes and standards to ensure that financial reports be true, accurate and valid. The Company also strengthened the implementation of the information disclosure management system, the identification standards and reporting procedures for major events, and the collection, compilation and disclosure procedures for disclosable matters.

The Legal and Corporate Reform Department of the Company is responsible for organising and coordinating the internal control tests both internally and externally, supervising the rectification, and organising operational evaluation of the internal control system. For the exceptional matters found in the tests, by adhering to the problem-oriented approach, the Company analysed the underlying reasons in depth and rectified the problems. All exceptional maters were rectified and no major defect was found in internal control of the financial report and the internal control system is operating effectively.

The Company values the construction and assessment of internal control system and regularly (at least once a year) report to the Board and the Audit Committee regarding the internal control matters and act accordingly to the arrangement made by the Board to ensure the completeness and effective operation of internal control system.

The Board is responsible for establishing and maintaining sufficient internal control systems. Upon evaluation of the internal control and risk management systems of the Company based on regulatory requirements, the Board was of the view that such systems were effective for the year ending December 31, 2022. Such internal control system aims to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable rather than absolute warranty that there will not be any material misrepresentation or loss. The Company will disclose its internal report and internal audit report separately. The Company had engaged PricewaterhouseCoopers Zhong Tian LLP which audited the effectiveness of the internal control system in relation to financial reporting of the Company and issued a standard and unqualified audit opinion.

3. Performance of Independent Directors' Duties

During the Reporting Period, the independent Directors of the Company earnestly and diligently performed their duties in accordance with the relevant domestic and overseas laws and regulations and the Articles of Association. During the Reporting Period, they reviewed the proposals and relevant documents submitted by the Company and actively participated in the general meetings and meetings of the Board and its special committees (please refer to the Directors' Report section of this report for attendance). They expressed their views objectively and independently and protected the lawful interests of all the shareholders of the Company, in particular, those of the non-controlling interest shareholders. Independent Directors reviewed regular reports of the Company diligently. They had discussions with external auditors for annual audit before and after their year-end auditing. Such meetings were held prior to meetings of the Board. They monitored and procured that the Company made disclosures in compliance with the relevant laws, regulations as well as rules of the Company on information disclosure, thus ensuring the truthfulness,

accuracy and completeness of the Company's information disclosure. During the Reporting Period, the independent Directors of the Company did not raise any objection to any resolutions or other matters discussed at the meetings of the Board of the Company. Meanwhile, the Independent Directors of the Company kept themselves informed of relevant laws, regulations and regulatory rules by referring to the Update Report on topical issues prepared by the Company to understand the progress of major projects of the Company.

(1) Attendance of meetings

For proposals that need to be submitted to the Board of Directors for review, all independent Directors carefully read the relevant documents and materials in advance, took the initiative to obtain the relevant information, got a detailed understanding of the background of proposals to be fully prepared for discussion and decision-making at meetings of the Board of Directors and special committees, and put forward relevant independent opinions and review opinions. They actively attended meetings, carefully reviewed proposals in meetings, actively participated in discussion, strove to give full play to their professional advantages, and provided professional opinions and recommendations through in-depth communication with the management. They supervised the implementation after meetings and learnt about the progress to ensure effective implementation.

(2) Work Seminars, communications about investigations and research

As the majority of the Company's independent directors were abroad, they did not conduct field research due to work reasons, they managed to overcome time difference to actively understand the Company's operating status, financial performance and progress of major projects through video conferences and high-level exchanges. They actively made recommendations for the operation of the Board of Directors and the Company's business development, faithfully fulfilling their duty of diligence.

(3) Day-to-day work

During the annual debriefing period, all independent Directors actively learnt about the latest policies and regulations concerning listed companies, carefully read the Company's internal governance system, performance reminder letter, annual work plan, the "Company Status Bulletin", "Special Report for Directors and Supervisors" and other work materials to understand the Company's latest work developments and performed their duties strictly in accordance with regulatory requirements. Through relevant meetings of the Board of Directors, they reviewed management reports at regular intervals to understand the overall situation of the Company's operation and management. They observed these policy requirements in their work and carried out their work legally and compliantly. All independent Directors have been qualified for serving as independent Directors.

Meanwhile, all independent Directors continued to pay attention to the relevant information feedback from the regulatory authorities, investors, the media and the public, and had the management fully note and understand the demands of stakeholders. They especially paid close attention to matters such as the cap of continuing connected transactions and the investment budget plan, and the demands of capital market investors.

4. Independence of the Company from the Controlling Shareholder

The Company is independent from its controlling shareholder, CNPC, in respect of business, personnel, asset and finance. The Company has independent and comprehensive business operations and management capabilities in market.

5. Senior Management Evaluation and Incentive Scheme

During the Reporting Period, in accordance with the "Measures of Evaluation of Annual Performance of the President's Work Team", the Company evaluated the completion of the performance targets of 2022 by the President's team with reference to the achievement of the performance targets in 2022 and the financial budget and business development plan of 2023 and formulated the performance contract for the President's team for 2023. The "Report on Evaluation of the President's Operating Results for 2022 and the Formulation of Performance Contracts for 2023" was approved at the twentieth meeting of the eighth Board. The Company conducted, on the basis of the "Measures of Evaluation of Performance of the Management Officer of PetroChina Company Limited", appraisals on management of specialised companies, each company and headquarter department with respect to their achievement of the performance targets for 2022. Rewards and punishments were made on the basis of the performance evaluation. With reference to the financial budgets, business development plan and key tasks of the Company for 2023 as well as the positions and duties of the various management officers, the Company signed performance contracts for 2023 with the management officers.

6. Corporate Governance Report

(1) Compliance with the Corporate Governance Code

For the year ended December 31, 2022, the Company has complied with all the code provisions of the Corporate Governance Code ("Corporate Governance Code") set out in Appendix 14 to the Hong Kong Listing Rules.

(2) Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Hong Kong Listing Rules (the "Model Code"). After specific enquiries being made to all the Directors and Supervisors, each Director and Supervisor has confirmed to the Company that each of them has complied with relevant standards set out in the Model Code in the Reporting Period.

(3) Board of Directors

In accordance with the provisions of the Hong Kong Listing Rules relating to the composition of the Board of Directors, at least one thirds of the members of the Board of Directors shall be independent non-executive Directors, and at least one of whom must possess appropriate professional qualifications or expertise in accounting or financial management. Please refer to the "Directors, Supervisors, Senior Management and Employees" section of this annual report for the basic information of the current Directors of the Company and changes during the Reporting Period.

Pursuant to the Articles of Association and Rules of Procedure for the Board of Directors, the Board convened 7 Board meetings, including 2 on-site and video meetings and 5 meetings by written resolution in 2022. For details of the attendance rate of Directors at on-site regular meetings of the Board during the year, please refer to the sub-section "the convening of Board meetings and issues resolved" under the "Directors' Report" section of this annual report.

There is no relationship (including financial, business, family or other material or relevant relationship(s)) among members of the Board and between the Chairman and the President of the Company.

(4) Operations of the Board of Directors

The Company's Board is elected by the shareholders'

general meeting of the Company through voting and is held accountable to the shareholders' general meeting. The primary responsibilities of the Board are to provide strategic guidance to the Company, exercise effective supervision over the management, ensure that the Company's interests are protected and are accountable to the shareholders. The powers and duties of the Board and the management have been clearly specified in the Articles of Association, with the aim to provide adequate check and balance mechanism for good corporate governance and internal control. In accordance with the Articles of Association or as authorised by the shareholders' general meeting, the Board makes decisions on certain important matters, including annual plans for principal operations development and investment; annual criteria for assessment of the performance of members of operation teams of the Company and annual remuneration plans; distribution plans in respect of interim profit; and corporate reorganisation of the Company. The remuneration of the Directors of the Company is determined by the Board as approved and authorised by the shareholders' general meetings, with a calculation based on responsibilities and performances of Directors and performance of the Group. The Directors and the Board carry out corporate governance duties in a serious and responsible manner. The Directors attend the Board meetings in a serious and responsible manner, perform their duties as Directors faithfully and diligently, make important decisions concerning the Company, appoint, dismiss and supervise the members of the operation teams of the Company. Led by the President, the management of the Company is responsible for implementing the resolutions approved by the Board and administering the Company's day-to-day operation and management.

The Company has received a confirmation of independence from each of the four independent non-executive Directors pursuant to Rule 3.13 of the Hong Kong Listing Rules. The Company considers that the four independent non-executive Directors are completely independent of the Company, its substantial shareholders and its connected persons and fully comply with the requirements concerning independent non-executive Directors under the Hong Kong Listing Rules. Mr. Cai Jinyong, the independent non-executive Director, has appropriate accounting and financial experience as required under Rule 3.10 of the Hong Kong Listing Rules. Please see the section headed the Brief Biography of the Directors under the "Directors, Supervisors, Senior Management and Employees" section of this annual report for biographical details of Mr. Cai Jinyong. The four independent non-executive Directors do not hold other positions in the Company. They perform their duties seriously according to the Articles of Association and the relevant requirements under the applicable laws and regulations.

The Board has established five committees: the Nomination Committee, the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and the Sustainable Development Committee. The main responsibility of these committees is to provide support to the Board in decision-making. The Directors participating in these special board committees focus on particular issues according to their division of labour and make recommendations on the improvement of the corporate governance of the Company.

During this year, the Board has performed the corporate governance obligations set out below as provided in the Hong Kong Listing Rules: (a) to develop and review the Company's policies and practices on corporate governance and make recommendations; (b) to review and monitor the training and continuous professional development of directors and senior management; (c) to review and monitor the Company's policies and practices on compliance with legal and regulatory requirements; (d) to review the Company's compliance with Corporate Governance Code and disclosure in this annual report.

The Board believed that there are sufficient mechanisms of the Company in ensuring that independent

views and input are provided to the Board, and the relevant mechanisms includes: (a) the Company promulgated Independent Directors' Field Study Working System and provided special reports for independent non-executive Directors, requiring independent non-executive Directors to understand the Company's daily businesses, finance management and other regulatory operations; (b) sufficient time is provided to the Directors to review the relevant documents in advance in accordance with the Rules of Procedures of the Board of Directors and the Company's independent directors asked constructive questions to the management after objective analysis and the Company shall follow up on the implementation of comments and suggestions from independent non-executive Directors after the Board meeting; (c) the longest term of the Company's independent non-executive Directors is 6 years; (d) the Company's non-executive Directors (excluding independent non-executive Directors) do not receive any remunerations from the Company; (e) the Nomination Committee of the board of the Company considers the board composition, directors' reputation, achievement and experience, time and energy available, and Director diversity policy when nominating Director candidates; (f) the auditor of the Company communicated with the Audit Committee of the Company in a regular basis.

(5) The Chairman, Vice Chairman and President

Pursuant to the Articles of Association, the primary duties and responsibilities of the Chairman are chairing the shareholders' general meetings and convening and chairing the Board meetings, inspecting the implementation of Board resolutions, signing certificates of securities issued by the Company, and other duties and power authorised by the Articles of Association and the Board. Pursuant to the Articles of Association, the primary duties and responsibilities of the Vice Chairman are when the Chairman is unable to exercise his powers, such powers shall be exercised by the Vice Chairman who has been designated by the Chairman to exercise on his behalf. The primary duties and responsibilities of

the President are managing production and operation of the Company, organising the implementation of Board resolutions, organising the implementation of annual business plans and investment plans of the Company, formulating plans for the establishment of internal management institutions of the Company, devising the basic management system of the Company, formulating specific rules and regulations of the Company, advising the Board to appoint or dismiss Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior management personnel, appointing or dismissing management staff other than those who should be appointed or dismissed by the Board, and performing other duties and power authorised by the Articles of Association and the Board.

(6) Term of Office of Directors

Pursuant to the Articles of Association, the Directors (including non-executive Directors) shall be elected at the shareholders' general meeting and serve a term of three years. Upon the expiry of their terms of office, the Directors may be re-elected for another term.

(7) Training Attended by Directors and Secretary to the Board

The Directors and the Secretary to the Board continued participating in professional development programmes to develop and update their knowledge and skills, with view to contributing to the Board with sufficient information and up to its requests. As the majority of the Company's independent directors were abroad, they were not able to attend the training and research on-site 2022 due to work reasons, they managed to overcome time difference to actively understand the Company's operating status, financial performance and progress of major projects through video conferences and high-level exchanges. They actively made recommendations for the operation of the Board of Directors and the Company's business development, faithfully fulfilling their duty of diligence.

Details of trainings attended by the current Directors and the Secretary to the Board (Company Secretary) are set out as below:

Names	Positions	Updates on corporate governance/legislations, rules and regulations		Accounting/finance/business management and productions and operations of the Company	
		Reading relevant materials	Attending training and seminars	Reading relevant materials	Research
Dai Houliang	Chairman	√	√	√	√
Hou Qijun	Vice Chairman	√	√	√	√
Duan Liangwei	Non-executive Director, Non-executive Director	√	√	√	√
Jiao Fangzheng	Executive Director and Chief Geologist	√	√	√	√
Huang Yongzhang	Executive Director and President	√	√	√	√
Ren Lixin	Executive Director and Senior Deputy President	√	√	√	√
Xie Jun	Non-executive Director	√	√	√	√
Elsie Leung Oi-sie	Independent non-executive Director	√	√	√	√
Tokuchi Tatsuhito	Independent non-executive Director	√	√	√	√
Cai Jinyong	Independent non-executive Director	√	√	√	√
Jiang, Simon X.	Independent non-executive Director	√	√	√	√
Wang Hua	the Secretary to the Board, Company Secretary	√	√	√	√

(8) Nomination Committee

As of December 31, 2022, the Nomination Committee of the Company comprises three Directors, including two independent non-executive Directors, with Mr. Dai Houliang, the Chairman, as the chairman of the committee, and Mr. Cai Jinyong and Mr. Jiang, Simon X., the independent non-executive Directors, as members.

The main duties of the Nomination Committee of the Company are as follows: regularly examining and discussing the structure, number of members and composition of the Board and making recommendations on the change of the Board in compliance with the strategy of the Company; researching the standards and procedures for the selection of Directors, President and other senior management personnel and making recommendations thereon to the Board; researching the Board diversity policy and the training system of the Directors and the management; selecting qualified candidates for Directors and senior management personnel, examining the candidates for Directors and the President and making recommendations thereon; accepting the candidate proposals made by persons entitled to nominate such candidates in accordance with the Articles of Association; reviewing the independence of independent non-executive Directors and providing an assessment opinion; appointing representatives to attend the general meeting to answer inquiries of investors about the work of the Nomination Committee; and other duties as required by relevant laws and regulations or listing rules of places where the Company is listed and any such other matters as authorised by the Board.

The Company has established a nomination policy for Directors, setting out the selection criteria and nomination procedures of Directors. The Nomination Committee, when nominating candidates for Directors, mainly considers whether he or she has qualifications for Directors, whether he or she complies with laws, administrative regulations, rules and the Articles of Association, and also assesses his or her reputation, achievement and experience, time and energy available, and Director diversity policy. The Nomination Committee will summarize the nominees before the meeting for consideration by the members of the committee. After receiving the nomination proposal and the candidate's personal data, the Nomination Committee evaluates the candidate based on the above criteria to determine whether the candidate is eligible to serve as a Director.

The Board diversity policy of the Company specifies our position in upholding the diversity of the Board, and the approaches adopted by us to achieve such diversity. We acknowledged and appreciated the benefits brought from diversity of the Board, and regards the diversity of the Board as a critical factor in achieving our strategic goals, maintaining our competitive strengths and achieving our sustainable development. We considered the diversity of the Board from various aspects, including talents, skills, industry experience, cultural and education background, gender, age and other factors, when deciding the composition of the Board. All appointments of Directors shall be decided after taking into consideration of talents, skills and experience required for the overall operation of the Board.

At present, the Company's male Directors accounted for 90.9% and female Directors accounted for 9.1%. 63.6% of the Directors are from mainland China, 27.3% are from Hong Kong, China and 9.1% are from Japan. Directors aged between 51 and 60 years old accounted for 63.6%, aged between 61 and 70 years old accounted for 27.3%, aged above 71 years old accounted for 9.1%. 63.6% of the Directors of the Company have a professional background in petrochemical industry, 18.2% of Directors have economic background, 9.1% of Directors have financial professional background, and 9.1% of Directors have legal professional background.

The Nomination Committee convened four meetings during the Reporting Period:

From March 22 to March 29, 2022, the seventh meeting of the eighth session of the Nomination Committee of the Company was held by way of written resolution to review the Review and Appraisal Report of the Board of Directors of the Company in 2021 and passed the resolution thereon;

From April 22 to April 27, 2022, the eighth meeting of the eighth session of the Nomination Committee of the Company was held by way of written resolution to review 3 proposals, including the Proposal for the Nomination of Directors of the Company, Proposal for the Nomination of Members of Special Committees of the Company and the Proposal for the Nomination of the Senior Management of the Company, and passed the resolutions thereon;

From June 15 to June 16, 2022, the ninth meeting of the eighth session of the Nomination Committee of the Company was held by way of written resolution to review the Proposal for the Nomination of Members of the Investment and Development Committee of the Company and the Proposal for the Nomination of the Senior Management of the Company, and passed the resolutions thereon;

From August 5 to August 11, 2022, the tenth meeting of the eighth session of the Nomination Committee of the Company was held by way of written resolution to review the Proposal for the Nomination of Company Secretary, and passed the resolution thereon;

All members of the Nomination Committee attended all the meetings of the committee.

(9) Audit Committee

As of December 31, 2022, the Audit Committee of the Company comprises two independent non-executive Directors, with Mr. Cai Jinyong as the chairman, Mr. Jiang, Simon X. as a member, and a non-executive Director, Mr. Xie Jun as a member.

Under the Rules of Procedures of the Audit Committee of the Company, the chairman of the committee must be an independent non-executive Director and all resolutions of the committee shall be approved by the independent non-executive Directors.

The major responsibilities of the Audit Committee of the Company are: reviewing and ensuring the completeness of annual reports, interim reports and quarterly reports and related financial statements and accounts, and reviewing any material opinion contained in the aforesaid statements and reports in respect of financial reporting; reporting to the Board in writing on the financial reports of the Company (including annual reports, interim reports and quarterly reports) and related information; reviewing and supervising the work conducted by the internal audit department in accordance with the applicable PRC and international rules; monitoring the financial reporting system and internal control procedures of the Company, as well as checking and assessing matters relating to, among others, the financial operations, internal control and risk management of the Company; reviewing and supervising the engagement of external auditors and their performance; receiving, keeping and dealing with complaints or anonymous reports regarding accounting, internal accounting control or audit matters and ensuring the confidentiality of such complaints or reports; liaising with the Board, the senior management and external accountants on a regular basis; meeting with external accountants and the Company's own legal counsel at least once a year; and reporting regularly to the Board in respect of any significant matters which may affect the financial position and business operations of the Company and in respect of the self-evaluation of the committee on the performance of their duties.

During the Reporting Period, the Audit Committee held six meetings, all resolutions adopted by the Audit Committee have been submitted to all directors for review at Board meetings.

On March 22, 2022, the twelfth meeting of the eighth session of the Audit Committee of the Company was held onsite and by video conference to review 9 proposals, including the Proposal for the Annual Financial Report of the Company for 2021, the Profit Distribution Proposal for 2021, the Financial Derivatives Business Proposal for 2022, the Proposal for the Continuous Assessment of Risk of CNPC Finance, the Proposal for the Company's Financial Transactions with CNPC Finance for 2022, the Proposal for the Report on the Company's Continuing Connected Transactions in 2021, the Proposal for the Report on Internal Controls of the Company in 2021, the Proposal for the Report on Audit Work of the Company in 2021, the Proposal for Appointing the Domestic and Overseas Accounting Firms of the Company for 2022, and listened to the Report of PricewaterhouseCoopers Addressed to the Audit Committee and passed resolutions thereon.

From April 22 to April 27, 2022, the thirteenth meeting of the eighth session of the Audit Committee of the Company was held by way of written resolution to review the Proposal for First Quarterly Report of the Company for 2022 and passed resolution thereon.

From June 15 to June 16, 2022, the fourteenth meeting of the eighth session of the Audit Committee under of the Company was held by way of written resolution to review the Proposal for the Equity Transaction of Liaohe Gas Storage Company and passed resolution thereon.

On August 19, 2022, the fifteenth meeting of the eighth session of the Audit Committee pf the Company was held onsite and by video conference to review 7 proposals including the Proposal for the Interim Financial Report of the

Company for 2022, the Interim Profit Distribution Proposal of the Company for 2022, the Proposal for the Continuous Assessment of Risk of CNPC Finance, the Proposal for the Interim Report on the Continuing Connected Transactions of the Company in 2022, the Proposal for the Interim Report on Internal Controls of the Company for 2022, the Proposal for the Interim Report on the Audit Work of the Company for 2022, the Proposal for the Audit Fees of the Accounting Firms for 2022, and listened to the Report of PricewaterhouseCoopers Zhong Tian LLP Addressed to the Audit Committee and passed resolutions thereon.

From October 21 to October 26, 2022, the sixteenth meeting of the eighth session of the Audit Committee of the Company was held by way of written resolution to review the Proposal for Third Quarterly Report of the Company in 2022 and passed the resolution thereon.

From December 14 to December 20, 2022, the seventeenth meeting of the eighth session of the Audit Committee of the Company was held by way of written resolution to review 2 proposals including the Proposal for the Third Quarterly Report on Internal Controls and the Proposal for the Third Quarterly Report on the Audit Work of the Company, and listened to the Report of PricewaterhouseCoopers Zhong Tian LLP Addressed to the Audit Committee, and passed resolutions thereon.

In addition, the Audit Committee carried out the independence check and the business approval procedure regarding the non-audit project conducted by PricewaterhouseCoopers Zhong Tian LLP.

All the resolutions or opinions on reviewing and considering were submitted to the Board and, if applicable, put into action. All members of the Audit Committee attended all the meetings of the committee.

(10) Examination and Remuneration Committee

As of December 31, 2022, the Examination and Remuneration Committee of the Company consists of two independent non-executive Directors and one non-executive Director, with Ms. Elsie Leung Oi-sie as the chairman of the committee, and Mr. Tokuchi Tatsuhito, an independent non-executive Director, and Mr. Duan Liangwei, an executive Director, as members.

The main duties and responsibilities of the Examination and Remuneration Committee are: considering the performance assessment criteria of Directors and management, conducting performance assessment and making relevant recommendations; considering and reviewing remuneration policies and schemes in respect of Directors and senior management (including compensations to Directors and senior management for loss of office or retirement); organising the performance assessment on the President and reporting to the Board, and monitoring the performance assessments to be conducted by the President on Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior managers; considering the Company's incentive programme and remuneration system; monitoring and appraising the effectiveness of their implementation, and providing recommendations for reform and improvement; and other duties as required by relevant laws and regulations or listing rules of place where the Company is listed and any such other matters as authorised by the Board.

During the Reporting Period, the Examination and Remuneration Committee convened one meeting.

From March 22 to March 29, 2022, the second meeting of the eighth session of the Examination and Remuneration Committee of the Company was held by way of written resolution to review the Proposal for the Report on Assessment of the Results of Operations by the President's Work Team for 2021 and the Formulation of President's Performance Contract for 2022 and passed resolution thereon. All members of the Examination and Remuneration Committee attended the meeting of the committee.

(11) Investment and Development Committee

As of December 31, 2022, the Investment and Development Committee of the Company consists of three Directors, with Mr. Hou Qijun as the chairman of the committee, and Mr. Duan Liangwei, a non-executive Director, and Mr. Huang Yongzhang, an executive Director, as members.

The main duties and responsibilities of the Investment and Development Committee are: conducting research on the Company's long-term development strategy proposed by the President and making recommendations to the Board; conducting research on the annual investment plan and adjustment of investment plan proposed by the President, and making recommendations to the Board; reviewing feasibility study report and pre-feasibility study report of the major investment and financing plan, major capital operation, asset management project that require the decision of the Board, and making recommendations to the Board; conducting research and making recommendations on other major issues affecting the Company's development; relevant laws, regulations and listing rules of jurisdictions where Company's shares are listed and other matters authorized by the Board.

During the Reporting Period, the Investment and Development Committee convened two meetings.

From October 21 to October 26, 2022, the third meeting of the eighth session of the Investment and Development Committee of the Company was held by way of written resolution to review the Proposal for the Adjusted Plan of Business Development and Investment Plan of the Company for 2022 and passed a resolution thereon.

From December 14 to December 20, 2022, the fourth meeting of the eighth session of the Investment and Development Committee of the Company was held by way of written resolution to review the Proposal for the Business Development and Investment Plan of the Company for 2023 and passed a resolution thereon.

All members of the Investment and Development Committee attended all the meetings of the committee.

(12) Sustainable Development Committee

As of December 31, 2022, the Sustainable Development Committee of the Company consists of three Directors, with Mr. Huang Yongzhang as the chairman of the committee, and Mr. Jiao Fangzheng and Mr. Ren Lixin as the members.

The main duties and responsibilities of the Sustainable Development Committee of the Company are: supervising and studying the sustainable development (including but not limited to environment, society and governance) matters of the Company, identifying and assessing major risks and impacts on the sustainable development of the Company, strengthening risk management in respect of environment, society and corporate governance and making proposals to the Board of Directors; supervising the Company's commitments and performance on key issues such as responding to climate change, safeguarding health and safety and fulfilling social responsibilities and making proposals to the Board of Directors; reviewing the relevant guidelines, strategies, objectives, measures and relevant important issues in relation to the sustainable development of the Company, and supervising and reviewing the implementation of the sustainable development objectives of the Company based on the relevant sustainable development objectives that have been set up; reviewing the Company's annual report on environment, society and governance and the report on quality, safety and environmental protection and making proposals to the Board of Directors; paying attention to the important information of sustainable development matters related to the Company's business, and making proposals to the Board of Directors when it is estimated that the environmental, society and governance matters

may have a significant impact on the stakeholders; other matters authorized by the Board of Directors.

During the Reporting Period, the Sustainable Development Committee convened one meeting.

From March 22 to March 29, 2022, the second meeting of the eighth session of the Sustainable Development Committee of the Company was held by way of written resolution to review 3 proposals, including the Proposal for the Terms of Reference of the Sustainable Development Committee, the Proposal for the Environmental, Social and Governance Report of the Company for 2021, the Proposal for the Health, Safety and Environmental Protection Report of the Company for 2021 and resolutions were passed thereon. All members of the Sustainable Development Committee attended the meeting of the committee.

(13) Shareholders and Shareholders' General Meetings

For details of shareholders and shareholder's general meetings, please refer to "Shareholders' Rights and Shareholders' Meetings" section of this annual report.

(14) Supervisors and the Supervisory Committee

The Supervisory Committee of the Company now comprises eight members, including four Supervisors representing shareholders (including one Chairman of the Supervisory Committee) and four Supervisors representing employees. The Supervisory Committee of the Company reports to the shareholder's general meeting and exercises the following functions according to law: to review and propose written review opinion on the regular reports of the Company drafted by the Board; to review the financials of the Company; to supervise the conducts of the Directors, President, Senior Vice Presidents, Vice Presidents, Chief Financial Officer and other senior management officers carrying out Company duties,

and to propose removal suggestions of the aforesaid officers if they violate laws, administrative regulations, the Articles of Association or resolutions of the shareholders' general meetings; to ask the Directors, President, Senior Vice Presidents, Vice Presidents, Chief Financial Officer and other senior management officers to rectify if their conducts violate the interest of the Company; to verify the financial materials including financial reports, operation reports and profit distribution plans to be proposed by the Board to the shareholders' general meeting, and, if there is any doubt, appoint Certified Public Accountants and practicing auditors to review in the name of the Company; to propose extraordinary shareholders' meeting and to convene and chair shareholders' general meetings when the Board fails to perform its duty under the Company Law to convene and chair shareholders' general meetings; to make proposals for the shareholders' general meetings; to represent the Company to negotiate with Directors or to bring litigation claims against the Directors, President, Senior Vice Presidents, Vice Presidents, Chief Financial Officer and other senior management officers in accordance with Article 152 of the Company Law; to conduct investigation in the event of abnormal operation of the Company; to conduct annual review of external auditors regarding their performance together with the Audit Committee of the Board of Directors and to make suggestions regarding engagement, renewal of engagement and dismissal of external audits and their audit service fees to the shareholders' general meetings; to supervise the compliance of the connected transactions. During the Reporting Period, the Supervisory Committee conducted five meetings, including three on-site meetings and two meetings by written resolution, conducted review of the 2021 Annual Report, the First Quarterly Report, Interim Report, and the Third Quarterly Report of 2022 of the Company; attended two Board meetings, issued five opinions of the Supervisory Committee; attended the shareholders' general meetings once and proposed two proposals to the shareholders' general meetings.

The Supervisory Committee of the Company discharged its duties diligently in accordance with the Articles of Association, including convening Supervisory Committee meetings, attending all Board meetings and persistently reporting their work to the shareholders' general meeting, submitting the Supervisory Committee Report and related proposals. In line with the spirit of accountability to all shareholders, the Supervisory Committee monitored the financial affairs of the Company and the performance of duties and responsibilities by the Directors, President and other senior management personnel of the Company to ensure that they have performed their duties in compliance with applicable laws and regulations. The Supervisory Committee has made good recommendations to major matters of the Company including production, operation and investment projects.

(15) Directors' Responsibility in Preparing Financial Statements

The Directors are charged with the responsibility to prepare the financial statements in each financial year with support from the accounting departments, and to ensure that the relevant accounting practices and policies are observed and IFRS and CAS are complied with in the compilation of such financial statements in order to report the financial position of the Company in a factual and unbiased manner.

(16) Going Concern

The Directors, having made appropriate enquiries, consider that the Company has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate to adopt the going concern basis in preparing the financial statements.

(17) Remuneration of the Auditors

For information relating to the remuneration received by the auditors for their auditing services to the Company, please refer to the section of "Significant Events" for the part entitled "Engagement and disengagement of firm of accountants" in this annual report.

(18) Risk Management and Internal Control

For information relating to the risk management and internal control of the Company, please refer to the sections of "Improvement of Corporate Governance" and "Improvement of Internal Control System".

(19) Others

Relevant information on corporate governance, mechanisms for assessment of performance and performance incentives and restrictions of the Company, information disclosure and transparency, the relationship between CNPC and the Company, performance of duty by independent non-executive Directors, professional and ethical code for senior management personnel, code of conduct for staff and workers, and significant differences on corporate governance regulations pursuant to the requirements under section 303A.11 of the New York Stock Exchange Listed Company Manual can be found on the Company's website (www.petrochina.com.cn). You may access to such information by following these steps:

1. From our main web page, click "Investor Relations";

2. Next, click "Corporate Governance Structure";

3. Finally, click on the information you are looking for.

The Board will review such rules in accordance with the relevant regulatory requirements and the actual circumstances of the Company on an annual basis.

SHAREHOLDERS' RIGHTS AND SHAREHOLDERS' MEETINGS

1. Shareholders' rights

(1) Shareholders' procedures to propose to convene an extraordinary general meeting

To ensure that all shareholders of the Company enjoy equal rights and exercise their rights effectively, the Articles of Association of the Company provides that an extraordinary general meeting or class meeting may be called upon by shareholders according to the following procedures: one or more shareholders holding in aggregate 10% or above of the shares of the Company with voting rights is/are entitled to request the Board to convene an extraordinary general meeting or class meeting in writing. The Board shall, within ten days upon receipt of the request, make available their written comments on their agreeing or disagreeing with the convening of such extraordinary general meeting or class meeting.

If the Board agrees to convene such extraordinary general meeting or class meeting, it shall, within five days upon passing the Board resolution, serve a notice of the meeting. Consent of the relevant shareholder(s) shall be sought for any variation to the original request.

If the Board disagrees to convene such extraordinary general meeting or class meeting, or fails to respond within ten days upon receipt of the request, the individual or the shareholders holding in aggregate 10% or above of the shares of the Company with voting rights is/ are entitled to recommend in writing to the Supervisory Committee to convene such extraordinary general meeting or class meeting.

If the Supervisory Committee agrees to convene such extraordinary general meeting or class meeting, it shall, within five days upon receipt of such request, serve a notice of meeting. Consent of the relevant shareholder(s) shall be sought for any variation to the original request.

If the Supervisory Committee fails to serve the notice of shareholders' meeting within the period as provided, it shall be deemed as the Supervisory Committee not convening and presiding over the meeting. One or more shareholders holding in aggregate 10% or above of the shares of the Company with voting rights for 90 consecutive days or above is/ are entitled to convene and preside over such meeting on its/their own.

(2) Procedures for putting proposals to a general meeting

Pursuant to the Articles of Association in respect of convening an annual general meeting, any shareholder(s) holding 3% or above of the total number of shares of the Company with voting rights may put forward any provisional proposal(s) in writing to the convenor ten days prior to the general meeting. The convenor shall, within two days upon receipt of the proposal(s), serve a supplemental notice of general meeting, announcing the contents of such provisional proposals. The contents of any such proposals shall fall within the purview of the general meeting, with clear and definite issues for consideration and substantive matters for resolution and in compliance with laws, administrative rules and the Articles of Association.

Should any shareholder wish to make a proposal in accordance with the Articles of Association, both the annual report of the Company and the "Investors Relations" section of the Company's website provide specific contact information.

(3) Procedures for enquiries of shareholders made with the Board of Directors

Any shareholder may make any written enquiry with the Board at any time. The administrative measures of the Company in respect of management of investors' relations provide for clear and definite procedures for enquiries. Definite guidelines in respect of contact details are also set out in the annual report of the Company and the "Investors Relations" section on the website of the Company.

A question-and-answer session is in place in any general meeting of the Company. Questions from any shareholder will be answered by the Chairman, Vice Chairman, President and Independent Directors or intermediary. Forms for written questions are available to any shareholders who are not able to ask any questions due to time limitation. Such written questions will be answered in detail by the Investors' Relations Department of the Company. Shareholders may also make more frequent use of the mailbox of the Secretary to the Board on the website of the Company. Issues of concern to shareholders are answered by the Company in a prompt manner. The Company reviewed the relevant shareholders communication policy and its implementation during the Reporting Period and believed the relevant policy is appropriate and effective.

2. Shareholders' meetings

The Company convened one shareholders' general meeting pursuant to its Articles of Association:

The annual general meeting for 2021 of the Company was held on June 9, 2022 by way of video conference. Eight ordinary resolutions were reviewed and adopted at the meeting by more than half of the affirmative votes, which were the Report of Board of Directors for the year 2021, Report of the Supervisory Committee for the year 2021, Financial Report for the year 2021, the Profit Distribution Proposal for the year 2021, Resolution of Authorisation to the Board of Directors to decide on 2022 Interim Profit Distribution Plan, Resolution of Appointment of Domestic and International Accounting Firms of the Company for the year 2022, Resolution on Guarantee Matters of the Company for the year 2022, Resolution of Election of Director of the Company. Two special resolutions were reviewed and adopted at the meeting by more than two thirds of the affirmative votes, which were the Resolution on Granting General Mandate to the Board of Directors in Relation to Issuance of Debt Financing Instruments and Resolution on Proposed Amendments to the Articles of Association. Supervisors of the Company were elected by accumulative voting. None of the independent Directors of the Company raised any oppositions at the general meeting.

Pleases refer to the announcements published by the Company on the website of Shanghai Stock Exchange and Hong Kong Stock Exchange, for resolutions passed at the annual general meeting and details.

DIRECTORS' REPORT

The Board of the Company is pleased to present its Directors' report for perusal.

1. Review of results of operations and the business prospect of the Company during the Reporting Period

Please refer to the sections headed "Business Review", "Discussion and Analysis of Operations" and "Chairman's Report" in this annual report.

2. Risk Factors

In its course of production and operation, the Group actively took various measures to avoid and mitigate various types of risks. However, in practice, it may not be possible to prevent all risks and uncertainties completely.

(1) Industry Regulations and Tax Policies Risk

The PRC government exercises supervision and regulation over the domestic oil and natural gas industry. These regulatory measures include the obtaining of exploration and production licences, the payment of industry-specific taxes and levies, and the implementation of environmental protection policies and safety standards, which may affect the Group's operating activities. Any future changes in the PRC governmental policies in respect of the oil and natural gas industry may also affect the Group's business operations.

Taxes and levies are one of the major external factors affecting the operations of the Group. The PRC government has been actively implementing taxation reforms, which may lead to future changes in the taxes and levies relating to the operations of the Group, thereby affecting the operating results of the Group.

(2) Price Fluctuations of Crude Oil and Refined Products Risk

The Group is engaged in a wide range of oil and gas products-related activities and part of its oil and gas products demands are met through external purchases in international market. The prices of crude oil, refined products and natural gas in the international market are affected by various factors such as changes in global and regional politics and economy, demand and supply of oil and gas, as well as unexpected events and disputes with international repercussions. The domestic crude oil price is determined by reference to international price of crude oil and the prices of domestic refined products are adjusted by PRC government to reflect the price changes in international crude oil market. Domestic natural gas prices are prescribed by PRC government.

(3) Foreign Exchange Rate Risk

The Group conducts its business primarily in Renminbi in the PRC, but it keeps certain foreign currencies to pay for the imported crude oil, equipment and other raw materials as well as to repay financial liabilities denominated in foreign currencies. Currently, the PRC government has

implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic and political changes, and demand and supply for Renminbi. Future exchange rates of Renminbi against other currencies may vary significantly from the current exchange rates, which in turn would affect the operating results and financial position of the Group.

(4) Market Competition Risk

The Group has distinctive advantages in resources, and is in a leading position in the oil and gas industry in the PRC. At present, major competitors of the Group are other large domestic oil and petrochemical producers and distributors. With the gradual opening up of the domestic oil and petrochemical market, large foreign oil and petrochemical companies have become competitors of the Group in certain regions and segments. The Group has been in a leading position in the exploration and production business and natural gas sales business in China, but the Group is facing relatively keen competition in refining, chemicals and marketing of refined products businesses.

(5) Uncertainty of the Oil and Gas Reserves Risk

According to industry characteristics and international practices, both the crude oil and natural gas reserve data disclosed by the Group are estimates only. The Group has engaged internationally recognised valuers to evaluate the crude oil and natural gas reserves of the Group on a regular basis. However, the reliability of reserves estimates depends on a number of factors, assumptions and variables, such as the quality and quantity of technical and economic data, the prevailing oil and gas prices of the Group etc., many of which are

beyond the control of the Group and may be adjusted over time. Results of drilling, testing and exploration after the date of the evaluation may also result in revision of the reserves data of the Group to a certain extent.

(6) Overseas Operations Risk

As the Group operates in a number of countries around the world, it is subject to the influences of different political, legal and regulatory factors prevailing in the countries of operation, including countries which are not very stable and are greatly different from developed countries in certain material aspects. The risks involved principally include instability as to political environment, taxation policies and regulatory requirements, as well as import and export restrictions.

(7) Risk Relating to Climate Change

The oil industry has been facing ever increasing challenges posed by global climate change in recent years. A number of international, domestic and regional agreements restricting greenhouse gas emission have been signed and become effective. If China or other countries in which the Company operates take more stringent measures to reduce greenhouse gas emission, the revenue and profits earned by the Group may reduce as a result of substantial capital expenditures and taxation expenditures and increases in operating costs incurred and even the strategic investments of the Group may be subject to the unfavourable impact posed by the related laws, regulations and regulatory requirements.

(8) Hidden Hazards and Force Majeure Risk

Oil and gas exploration, development, storage and transportation and the production, storage and transportation of refined products and petrochemical products involve certain risks, which may cause

unexpected or dangerous events such as personal injuries or death, property damage, environmental damage and disruption to operations, etc. With the expansion in the scale and area of operations, the hazard risks faced by the Group also increase accordingly. Further, new regulations promulgated by the State in recent years set out higher standard for production safety. The Group has implemented a strict HSE management system and used its best endeavours to avoid the occurrence of accidents. However, the Group cannot completely avoid potential financial losses caused by such contingent incidents. The Group has adopted strict implementation of laws and regulations of the State, and effectively controlled the major safety and environmental hazards found. In addition, natural disasters such as earthquake, typhoon, tsunami and emergency public health events may cause losses to properties and personnel of the Group, and may affect the normal operations of the Group.

3. Contingent Matters

(1) Bank and other guarantees

As at December 31, 2021 and 2022, the Group did not provide material guarantees to loans to other companies nor have any other material guarantee matters.

(2) Environmental liabilities

China has issued extensive environmental laws and regulations that affect the operation of the oil and gas. Under the existing laws and regulations, management of the Group believes that there are no probable environmental liabilities, except for the amounts which have already been reflected in the consolidated financial statements, that will have a material adverse effect on the financial position of the Group.

(3) Legal contingencies

During the Reporting Period, the Company has complied with laws, regulations and supervision provisions domestic and abroad. The management of the Group believes that any liabilities resulting from insignificant lawsuits as well as other proceedings arising in ordinary course of business of the Group will not have a material adverse effect on the financial position of the Group.

(4) Group insurance

The Group carries limited insurance coverage for certain assets subject to significant operating risks, has purchased third-party liability insurance against claims relating to personal injury, property and environmental damages arising from accidents and employer's liability insurance. The effect of non-coverage on future incidents on the Company's liability cannot be reasonably assessed at present.

4. Projects not Funded by Proceeds from Fund Raising

Unit: RMB million

Name of project	Total project amount	Cumulative investment	Progress of project	Project return
The integration project of refining and chemicals of Guangxi Petrochemical	30,459	96	Construction Phase	Evaluations show that the projects meet the Company's return benchmarks. As it is currently under the construction phase, the actual efficiency generated from this project is still subject to verification.
The integration project of refining and chemical of Jilin Petrochemical	33,926	586	Construction Phase	Evaluations show that the projects meet the Company's return benchmarks. As it is currently under the construction phase, the actual efficiency generated from this project is still subject to verification.
The project of 600,000 tons/year ABS and its supporting projects at Jieyang, Guangdong	6,494	5,861	Trial Phase	Evaluations show that the projects meet the Company's return benchmarks. As it is currently under the trial phase, the actual efficiency generated from this project is still subject to verification.

5. Operations of the Board of Directors

(1) The convening of Board meetings and the issues resolved

During the Reporting Period, the Board convened two on-site Board meetings and video conferences and five extraordinary Board meetings by written and passed 36 Board resolutions. The details are set out as below:

No.	Title	Date	Method
1	Fourteenth meeting of the 8th Session of the Board of Directors	March 30, 2022	On-site meeting and video conference
2	Fifteenth meeting of the 8th Session of the Board of Directors	April 29, 2022	By written
3	Sixteenth meeting of the 8th Session of the Board of Directors	June 17, 2022	By written
4	Extraordinary meeting of the 8th Session of the Board of Directors	August 12, 2022	By written
5	Seventeenth meeting of the 8th Session of the Board of Directors	August 24-25, 2022	On-site meeting and video conference
6	Eighteenth meeting of the 8th Session of the Board of Directors	October 27, 2022	By written
7	Nineteenth meeting of the 8th Session of the Board of Directors	December 21, 2022	By written

For specific information on meetings and the relevant resolutions of the Board meetings, please refer to the announcements uploaded on the websites of Shanghai Stock Exchange and Hong Kong Stock Exchange after each Board meeting.

(2) Composition of the Current Board and attendance rate of the Board Meetings in 2022

Position	Name	Number of Required Meetings	Attendance in person (times)	Attendance by proxy (times)
Chairman	Dai Houliang	7	7	0
Vice Chairman	Hou Qijun	7	6	1
Non-executive Director	Duan Liangwei	7	7	0
Executive Director and Chief Geologist	Jiao Fangzheng	7	6	1
Executive Director and President	Huang Yongzhang	7	6	1
Executive Director and Senior Deputy President	Ren Lixin	7	7	0
Non-executive Director	Xie Jun	4	4	0
Independent non-executive Director	Elsie Leung Oi-sie	7	7	0
Independent non-executive Director	Tokuchi Tatsuhito	7	7	0
Independent non-executive Director	Cai Jinyong	7	7	0
Independent non-executive Director	Jiang, Simon X.	7	7	0

Note:

1. On April 29, 2022, Mr. Liu Yuezhen resigned as the Director of the Company and member of the Audit Committee and the Examination and Remuneration Committee of the Company.

2. On April 29, 2022, Mr. Duan Liangwei joined as a member of the Examination and Remuneration Committee of the Company.

3. On April 29, 2022, Mr. Jiao Fangzheng was appointed as the Chief Geologist of the Company and re-designated from the Non-executive Director of the Company to Executive Director of the Company.

4. On June 9, 2022, Mr. Xie Jun was appointed as the Non-executive Director of the Company.

5. On June 15, 2022, Mr. Simon Peter Henry resigned as the independent non-executive Director and member of the Investment and Development Committee of the Company.

6. On June 17, 2022, Mr. Huang Yongzhang joined as a member of the Investment and Development Committee of the Company, and Mr. Xie Jun joined as a member of the Audit Committee.

(3) Attendance of the Current Directors at General Meetings for the Year 2022

Position	Name	Number of Required Meetings	Attendance in Person (times)
Chairman	Dai Houliang	1	1
Vice Chairman	Hou Qijun	1	0
Non-executive Director	Duan Liangwei	1	1
Executive Director and Chief Geologist	Jiao Fangzheng	1	1
Executive Director and President	Huang Yongzhang	1	1
Executive Director and Senior Deputy President	Ren Lixin	1	1
Non-executive Director	Xie Jun	0	0
Independent non-executive Director	Elsie Leung Oi-sie	1	0
Independent non-executive Director	Tokuchi Tatsuhito	1	1
Independent non-executive Director	Cai Jinyong	1	1
Independent non-executive Director	Jiang, Simon X.	1	1

(4) The implementation of AGM resolutions by the Board of Directors

All members of the Board have conscientiously and tirelessly performed their duties, implemented the resolutions passed at the AGM and accomplished all tasks as authorized by the AGM according to the relevant laws, regulations and rules of the respective jurisdictions where Company's shares are listed and the provisions as set out in the Company's Articles of Association.

(5) Work of the special committees of the Board of Directors

During the Reporting Period, for the convening and attendance of meetings of the Nomination Committee, the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and Sustainable Development Committee of the Company, reference can be made to the relevant parts under the Corporate Governance Section of this annual report.

6. Five-Years Financial Summary

For the summary of the results and of the assets and liabilities of the Group for the last five financial years, please refer to the sub-section "Key Financial Data Prepared under IFRS" under the section "Summary of Financial Data and Financial Indicators" of this annual report.

7. Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Company and the Group as at December 31, 2022 are set out in Note 30 to the financial statements prepared in accordance with IFRS in this annual report.

8. Interest Capitalisation

Interest capitalised by the Group for the year ended December 31, 2022 was RMB1.317 billion.

9. Fixed Assets

Changes to the fixed assets of the Company and the Group during the year are summarised in Note 16 to the financial statements prepared in accordance with IFRS in this annual report.

10. Land Value Appreciation Tax

There was no substantial land value appreciation tax payable by the Group during the year.

11. Reserves

Details of changes to the reserves of the Company and the Group for the year ended December 31, 2022 are set out in Note 32 to the financial statements prepared in accordance with IFRS in this annual report.

12. Distributable Reserves

As at December 31, 2022, the reserves of the Company that can be distributed as dividends were RMB717,152 million.

13. Management Contract

During the Reporting Period, the Company did not enter into any management contracts concerning the management or administration of its overall business or any of its material business, nor did any such management contract exist.

14. Major Suppliers and Customers

The aggregate purchase attributable to the five largest suppliers of the Group accounted for approximately 25% of the Group's total purchase in 2022, among which the purchase attributable to the largest supplier of the Group accounted for approximately 16% of Group's total purchase. The aggregate revenue derived from the major customers is set out in Note 38 to the financial statements prepared in accordance with IFRS in this annual report. The aggregate revenue derived from the five largest customers accounted for approximately 9% of the Group's total sales.

During the Reporting Period, all the five largest suppliers and the five largest customers of the Company, except for CNPC and PipeChina (the Group's associated company), are our independent third parties.

15. Repurchase, Sale or Redemption of Securities

The Group did not sell any securities of the Group, nor did it repurchase or redeem any of the securities of the Group during the twelve months ended December 31, 2022.

16. Trust Deposits and Irrecoverable Overdue Time Deposits

As at December 31, 2022, the Company did not have trust deposits or irrecoverable overdue time deposits.

17. Pre-emptive Rights

There is no provision regarding pre-emptive rights under the Articles of Association or the PRC laws.

18. Sufficiency of Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Directors confirm that the Company has maintained the amount of public float as required under the Hong Kong Listing Rules during the last practicable date prior to the publication of this annual report.

19. Performance of Environment and Social Responsibilities

The Company actively fulfilled our social responsibility, incorporated green and low-carbon into our development strategies, strictly abided by the Environmental Protection Law of the People's Republic of China and other relevant regulations, prevented and controlled pollution, strengthened ecological protection and strived to become a good global corporate citizen.

The Company always adheres to the concept of "development with protection, protection with development, and giving priority to environmental protection", promoting all-round development of ecological and environmental protection. The Company deeply promotes clean production, energy saving and emission reduction, achieves stable operation of the "three wastes" pollution prevention and control facilities, stable and standard discharge of waste water and gas pollutants, compliant disposal of solid waste in accordance with the law, and comprehensive reduction of the total amount of wastes. The Company continuously promoted the construction of green mines, and strictly controlled the disposal of "three wastes". The Company strengthened the investigation and hidden dangers in ecological environmental and risk prevention and control, with no major or above environmental pollution and ecological damage events occurring during the Reporting Period. Major environmental information about the Company is as follows:



(1) Waste information

In 2022, the emissions of nitrogen oxides (NO_x) was 50,100 tons, sulphur dioxide (SO_2) was 9,200 tons; the emissions of general solid waste was 2.485 million tons; the emission of hazardous waste was 0.943 million tons; the emissions of chemical oxygen demand (COD) was 5,000 tons[1]. The waste information has been disclosed in accordance with the relevant regulations and the requirements of the local environmental protection authority. For details, please refer to the website of National Waste Permit Management Information Platform (全國排污許可證管理信息平台) (http://permit.mee.gov.cn/permitExt/defaults/default-index!getInformation.action).

1 Waste gas emissions statistics including torch emissions and the statistics of general solid waste is the amount of disposal entrusted by the company to a third-party organization with relevant qualifications.

(2) Construction and operation of pollution prevention and control facilities, environmental impact assessment of construction projects and other administrative permits of environmental protection

During the Reporting Period, in accordance with the requirements of national and local pollution prevention and environmental protection standards, the Company established pollution prevention and control facilities such as waste water, waste gas, solid waste and noise to ensure its overall effective and stable operation. The Company strictly standardizes the full-cycle environmental storage of project construction, implements the management requirements such as environmental impact assessment of national construction projects, and obtains EIA approvals from government departments in accordance with the law.

(3) Emergency plan for environmental incidents and environmental self-monitoring plan

The Company has carried out relevant work in accordance with the national regulations on the management of emergency plans for environmental emergencies, prepared and issued the "PetroChina Emergency Plan for Environmental Emergencies", fully implemented monitoring networking for key pollution sources, strictly monitored the emission of pollutants up to standard by enterprises, and implemented dynamic analysis and early warning for excessive and abnormal emissions. As at the end of 2022, there were 717 online monitoring pollution sources. The key pollution sources required by the state have been fully monitored and networked. The automatic monitoring of pollution sources covers the Company's main production devices and pollution sources.

(4) Administrative penalties due to environmental issues during the Reporting Period

In 2022, the companies which are key pollutant discharging units of the Company received 20 local environmental penalties for environmental issues, with a total amount of RMB3.99 million. The above companies have disclosed environmental information and administrative penalties on the website of local environmental authorities in accordance with the relevant regulations of the Ministry of Ecology and Environment of the People's Republic of China and the requirements of local environmental authorities. For companies that are not key pollutant discharging units, information on administrative penalties for environmental issues has been disclosed on the website of local environmental protection authorities in strict accordance with national and local government requirements. Please refer to the details on the local environmental protection authorities' website.

(5) Other environmental information

The Company actively implemented the overall work arrangements of the State for "carbon emission peak and carbon neutrality", organised the preparation of an action plan for the target of "double carbon", implemented energy conservation, emission reduction and clean substitution of production energy to reduce fossil energy consumption and carbon dioxide emissions from the source; vigorously developed natural gas, sped up the implementation of new energy projects such as scenery, geothermal, and hydrogen energy to increase the supply of clean energy, actively explored and improved the technical path and benefit path of carbon capture and carbon storage, scale implemented carbon dioxide flooding and carbon dioxide sequestration, continuously expanded the "zero carbon" and "negative carbon" industries, and enhanced the carbon sequestration capacity and scale of the ecosystem.

Details of the performance of social responsibilities by the Company are set forth in the 2022 Environmental, Social and Governance Report published on the website of Hong Kong Stock Exchange and Shanghai Stock Exchange.

20. Poverty Alleviation and Rural Revitalization

In 2022, the Company continued to consolidate poverty alleviation achievements and contribute "oil power" to rural revitalization. Focusing on improving people's livelihood, the Company implemented actions to improve the human settlements environment by promoting green infrastructure that reduces emissions and fixes carbon, improving rural health conditions, and exploring the construction of "zero carbon" digital village, implemented actions to improve the living environment by

combining the natural endowment of the recipient areas, implemented actions to promote featured industries; focusing on talent revitalization, implemented projects such as the "Benefiting Teachers Plan" to lay a talent foundation for rural revitalization; expanded the market for poverty alleviation products, guided and created famous and high-quality products with local characteristics, launched "consumer assistance zones" in convenience stores of gas stations and non-oil sales online platforms and implemented consumer assistance and empowerment actions; relying on projects such as "Refuelling Baby" and "Internet +Medical Health", implemented the "one old and one young" care action.

In 2023, the Company will further exert its resource and market advantages, continue to make efforts in scientific and technological innovation, strengthen its support for featured economies, comprehensively improve rural public service capabilities, continue to expand the scope of intellectual assistance and make new contributions to consolidating and expanding the achievements in poverty alleviation and achieving rural revitalization.

21. Donations

During the Reporting Period, the Company's donations amounted to approximately RMB583 million.

22. Technological Innovation

We take innovation as the first strategy of the Company's development, adhere to the orientation of technology development of "developing the cause and giving priority to science and technology, supporting the present and leading the future", and continuously strengthen the construction of the technology innovation system. We have made new breakthrough in the independent innovation, obtained and promoted a batch of new important technology achievements and a number of landmark achievements in energy and chemical technology innovation, which strongly supports and leads the development of the main business.

In 2022, the Group invested RMB28,718 million in research and development, which represents an increase of 21.0% as compared with last year and represents 0.9% of the operating income of the Company. The ratio of research and development input capitalization was 30.3%. The Company obtained 1,525 Chinese patents. As at December 31, 2022, the Company owned a total of 19,869 patents obtained in China and overseas.

By Order of the Board
Dai Houliang
Chairman
Beijing, the PRC
March 29, 2023



Cai Anhui   Chairman of the Supervisory Committee

REPORT OF THE SUPERVISORY COMMITTEE

Dear Shareholders,

During the year of 2022, the Supervisory Committee has performed and discharged its duties and responsibilities conscientiously in accordance with the relevant provisions of the Company Law and the Articles of Association.

1. Meetings of the Supervisory Committee

During the Reporting Period, the Company held five meetings of the Supervisory Committee, and successfully completed the review of the 2021 Annual Report, the First Quarterly Report, Interim Report and the Third Quarterly Report of 2022 of the Company, and disclosed relevant information as required by regulators.

On March 29, 2022, the Supervisory Committee convened the tenth meeting of the eighth session of the Supervisory Committee through on-site meeting and video conference. The meeting was chaired by Mr. Jiang Lifu. At this meeting, eight proposals, including the Review Opinion of the Supervisory Committee on Financial Report of 2021, the Review Opinion of the Supervisory Committee on the Draft Profit Distribution Plan of 2021, the Opinion of the Supervisory Committee on Assessment of the Results of Operations by the President for 2021, the Proposal of the Supervisory Committee for the Engagement of Overseas and Domestic Accounting Firms of the Company for 2022, the Supervisory Committee's Report of the Company for 2021, the Supervisory Committee's Work Summary for 2021 and Working Plan for 2022, the Environment, Society and Governance Report of the Company for 2021 and the Annual Report and Annual Results Announcement of the Company for 2021, were reviewed and approved.

On April 29, 2022, the Supervisory Committee convened the eleventh meeting of the eighth session of the Supervisory Committee by way of written resolution. At the meeting, two proposals, the Proposal for the Election of the Supervisors of the Company and the First Quarterly Report of 2022 were reviewed and approved.

On June 9, 2022, the Supervisory Committee convened the twelfth meeting of the eighth session of the Supervisory Committee through on-site meeting and video conference. The meeting was chaired by Mr. Cai Anhui. At the meeting, the Proposal for the Election of the Chairman of the Supervisory Committee of the Company was reviewed and approved.

On August 23, 2022, the Supervisory Committee convened the thirteenth meeting of the eighth session of the Supervisory Committee through on-site meeting and video conference. The meeting was chaired by Mr. Cai Anhui, the Chairman of the Supervisory Committee. At the meeting, three proposals, including the Review Opinion of the Supervisory Committee on the Interim Financial Report of 2022, the Review Opinion of the Supervisory Committee on the Interim Profit Distribution Plan of 2022 and the Review Opinion of the Supervisory Committee on the Interim Report and Interim Results Announcement of 2022, were reviewed and approved.

On October 27, 2022, the Supervisory Committee convened the fourteenth meeting of the eighth session of the Supervisory Committee by way of written resolution. At the meeting, the Third Quarterly Report of 2022 of the Company was reviewed and approved.

2. Supervisory Committee's presence at other meetings and performance of other works

In 2022, the Supervisory Committee attended one shareholders' general meeting, at which the Supervisory Committee submitted two proposals, including the Supervisory Committee's Report of the Company for 2021 and the Proposal of the Supervisory Committee for the Engagement of Overseas and Domestic Accounting Firms of the Company for 2022. Such proposals were reviewed and approved by the shareholders' general meeting.

The Supervisory Committee attended two meetings of the Board and heard the Board's review of the proposals in relation to the President's Report of 2021, the Annual Report of 2021 and the Interim Report of 2022 and results announcement, profit distribution and other relevant proposals. The Supervisory Committee presented five opinions to the Board in respect of, inter alia, its review of the financial statements of the Company, profit distribution plan (draft plan), and the performance assessment of the President. The Supervisory Committee also put forward recommendations on the issues such as promoting the Company's main business, further enhancing the quality and profitability and strengthening the assessment of operations risk of the Company, accelerating the transformation on achieving a green and low-carbon development, persisting on the

corporate governance work by improving the quality and profitability of the Company and the management of loss-making corporates, strengthening risk prediction and risk response ability, strengthening legal based corporate governance, and further improving the Company's compliance management.

Further, the Supervisory Committee made effort to promote the ability and level of duty performance of its members by participating in local special training courses for directors, supervisors and senior management organized regularly by China Association for Public Companies.

3. Supervisory Committee's opinion on the works of the Company

The Supervisory Committee believed that, in 2022, facing the complex and severe situation, difficult and onerous tasks of energy supply, reform, development and stability, the Company made steady progress, moved forward under pressure, withstood major tests including oil price shocks and floods, overcame various risks and challenges, and achieved remarkable achievements in development. The Oil, Gas and New Energy segment played the role of major profit contributor, the layout and structure of the Refining, Chemicals and New Materials segment was optimized continuously, and important achievements were made in developing self-reliance and self-improvement high-level technologies. The main production and operation indicators such as revenue, total profit, net profit and the net profit attributable to owners of the Company in this year all achieved record highs in history. The Supervisory Committee was satisfied with the results achieved by the Company.

4. Other matters reviewed or concerned by the Supervisory Committee

(1) Opinion of the Supervisory Committee on the lawful operation of the Company

In 2022, the Company conscientiously complied with the provisions of the relevant laws and regulations of China and places of listing and carried out its activities accordingly. The convening procedures for, voting methods applicable to and meeting resolutions adopted at shareholders' general meetings and Board meetings were legally valid, and the information was disclosed to the public in a timely, accurate and complete manner. No director or senior management personnel of the Company was found violating laws, regulations or the Articles of Association or involved in any act to harm the interests of the Company and the shareholders in the performance of his/her duties.

(2) Opinion of the Supervisory Committee on inspection of the financial status of the Company

In 2022, the main production indicators of the Company had a steady growth and the specialized companies realised profit. The Company achieved record highs in operating profit, net cash flows from operating activities and free cash flows. The Company had a healthy financial position.

The annual financial reports of the Company have been prepared in accordance with CAS and IFRS, respectively. The financial reports of the Company audited by PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership) and PricewaterhouseCoopers give a true and fair view on the financial positions, operating results and cash flows of the Company. The standard unqualified audit reports issued by them are objective and fair.

(3) Opinion of the Supervisory Committee on connected transactions of the Company

In 2022, the Company strictly complied with laws and regulations of China, conscientiously performed the regulatory requirements of the places of listing regarding connected transactions, fully performed various agreements and contracts with connected persons, and conducted such connected transactions in a regularized manner. All types of the connected transactions of the Company were conducted within the approved caps.

(4) Opinion of the Supervisory Committee on the operation of the internal control system of the Company and on the assessment report on the internal control of the Company

In 2022, in accordance with the requirements and arrangements of the Board, the internal control of the Company focusing on consolidating its fundamentals, sticking to the bottom line, redressing its shortcomings and enhancing internal supervision, made solid progress in the construction of internal control system and supervision on various works and played an important role in Company's operations in accordance with laws and regulations and the improvement of the Company's anti-risk ability. Exceptional matters identified by the management were rectified completely and no material defect was found in the internal control.

(5) Opinion of the Supervisory Committee on the Company's Environmental, Social and Governance Report

In 2022, the Company's Environment, Society and Governance Report continuously adhered to the principle of prudence, soundness and focus, strictly complied with the regulations, responded to the concerns of the investors, rating agencies and other stakeholders more actively, made "high-quality and sustainable development" as the main theme and made improved disclosure based on the actual condition of the Company. The Environment, Society and Governance Report reflected the Company's new achievements on environmental protection, contribution to the society and corporate governance. The Supervisory Committee has approved the Company's Environment, Society and Governance Report.

In 2023, the Supervisory Committee will continue to conscientiously perform its duties, and diligently perform various work in strict compliance with the Company Law, the Articles of Association and other relevant regulations.

By Order of the Supervisory Committee
Cai Anhui
Chairman of the Supervisory Committee
Beijing, the PRC
March 29, 2023

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

1. Information on the Directors, Supervisors and Senior Management

(1) Directors

Information on the current Directors is set out below:

Name	Gender	Age	Position	Term	Remuneration before tax received from the Company in 2022 (RMB'000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company	
							As at December 31, 2021	As at December 31, 2022
Dai Houliang	M	59	Chairman	2020.03-2023.06	-	Yes	0	0
Hou Qijun	M	56	Vice Chairman	2021.10-2023.06	-	Yes	0	0
Duan Liangwei	M	55	Non-executive Director	2017.06-2023.06	-	Yes	0	0
Jiao Fangzheng	M	60	Executive Director, Chief Geologist	2019.06-2023.06	761	No	0	0
Huang Yongzhang	M	56	Executive Director, President	2020.09-2023.06	1,114	No	0	0
Ren Lixin	M	55	Executive Director, Senior Vice President	2021.10-2023.06	1,226	No	0	0
Xie Jun	M	55	Non-executive Director	2022.06-2023.06	-	Yes	0	0
Elsie Leung Oi-sie	F	83	Independent non-executive Director	2017.06-2023.06	529	No	0	0
Tokuchi Tatsuhito	M	70	Independent non-executive Director	2017.06-2023.06	539	No	0	0
Cai Jinyong	M	63	Independent non-executive Director	2020.06-2023.06	593	No	0	0
Jiang, Simon X.	M	69	Independent non-executive Director	2020.06-2023.06	603	No	0	0

Note:

1. Mr. Jiao Fangzheng has started receiving remuneration from the Company since May 2022.

2. The above remunerations are pre-tax amounts paid on a calendar year basis, including salaries, basic endowment insurance, basic medical insurance, housing provident fund and other benefits.

3. The above remunerations for 2022 does not include the bonus of RMB1.1 million, paid to certain Directors by the Company in accordance with the relevant regulations of Chinese government for terms of 2019 - 2021.

4. Except the Company's independent non-executive Directors, other Directors of the Company do not receive directors' remuneration in the capacity of Director from the Company. The level of the Company's independent non-executive Directors' remuneration was set with reference to the market overall situation.

Brief Biography of Directors:

Dai Houliang, aged 59, is the Chairman of the Company, concurrently serving as chairman and the party secretary of CNPC. Mr. Dai is a professor-level senior engineer with a doctorate degree, an alternate member of the 19th Central Committee of the Communist Party of China, a member of the 14th Session of the National Committee of the Chinese People's Political Consultative Conference, a member of the subcommittee of Human, Resources and Environment Committee and an academician of the Chinese Academy of Engineering. From December 1997, he successively served as deputy general manager of Yangzi Petrochemical Corporation, director, deputy general manager, vice chairman, general manager, chairman and a member of the standing Party committee of Yangzi Petrochemical Co., Ltd., deputy chief financial officer, vice president, director, senior vice president, chief financial officer, vice chairman, president and chairman of China Petroleum & Chemical Corporation ("Sinopec"). He served as a member of the Party committee of China Petrochemical Corporation in June 2008, the general manager, director, deputy Party secretary of Sinopec Group in May 2016, and the chairman of the board and the Party secretary of Sinopec Group in July 2018. Mr. Dai has been appointed as the chairman of the board and the Party secretary of CNPC since January 2020 and a Director and the chairman of the Board since March 2020.

Hou Qijun, aged 56, is the Vice Chairman of the Company and serves concurrently as a director, general manager and deputy Party secretary of CNPC. Mr. Hou is a professor-level senior engineer with a doctorate degree. From October 2002, Mr. Hou successively served as the director and deputy general manager of Daqing Oilfield Co., Ltd., the general manager and deputy Party secretary of Jilin Oilfield Branch, the Party secretary and deputy general manager of Natural Gas and Pipeline Branch, the director-general and deputy Party secretary of PetroChina Oil & Gas Control Centre, and the general manager of

the planning department of CNPC and the Company. He was appointed as the deputy general manager of CNPC in March 2017, and concurrently served as the general manager and deputy Party secretary of the exploration and production branch of the Company in April 2017. Mr. Hou was appointed as the Director and vice president of the Company in June 2017, and as the president of the Company in March 2019. He was appointed as director, the general manager and deputy Party secretary of China Oil & Gas Pipeline Network Corporation in October 2019. Mr. Hou has been appointed as a director, the general manager and deputy Party secretary of CNPC since July 2021 and a Director and vice chairman of the Board since October 2021.

Duan Liangwei, aged 55, is a Director of the Company, and serves concurrently as a director and deputy Party secretary of CNPC, and head office Party secretary of CNPC. Mr. Duan is a professor-level senior engineer with a doctorate degree. From February 2006, Mr. Duan successively served as the deputy general manager, safety director, and member of the Party committee of Jilin Petrochemical Branch, the general manager and deputy Party secretary of Dagang Petrochemical Branch, the general manager and deputy Party secretary of Dalian Petrochemical Branch. He was appointed as deputy general manager of CNPC in March 2017 and safety director of CNPC in April 2017. Mr. Duan has been appointed as a Director since June 2017. He was appointed as a member of the Party committee of CNPC in September 2019. Mr. Duan was appointed as the president of the Company in March 2020. He has been appointed as a director and deputy Party secretary of CNPC since September 2020 and head office Party secretary of CNPC since October 2020.

Jiao Fangzheng, aged 60, is a Director and the chief geologist of the Company, and serves concurrently as a member of the party committee and vice president of CNPC. Mr. Jiao is a professor-level senior engineer with a doctorate degree. From January 1999, Mr. Jiao has

successively served as the chief geologist in Zhongyuan Petroleum Exploration Bureau of China Petrochemical Corporation, the vice president and chief geologist of Zhongyuan Oilfield Company of Sinopec, the deputy director general and member of the Party committee of Petroleum Exploration & Development Research Institute of Sinopec, the deputy director-general of Oilfield Exploration & Production Department of Sinopec, the director and deputy secretary to the Party committee of Northwest Petroleum Bureau of China Petrochemical Corporation, the director general of Oilfield Exploration & Production Department of Sinopec, the vice president, director and senior vice president of Sinopec. He served as a member of the Party committee and the vice president of China Petrochemical Corporation in July 2014. In June 2018, he served as a member of the party committee and vice president of CNPC. In June 2019, he was appointed as Director of the Company. In April 2022, he was appointed as the chief geologist of the Company.

Huang Yongzhang, aged 56, is a Director and President of the Company and serves concurrently as a member of the Party committee, deputy general manager and safety director of CNPC. Mr. Huang is a professor-level senior engineer with a doctorate degree. From June 2008, he successively served as the deputy general manager of CNPC International (Nile) Ltd., the deputy general manager, and safety director of China Oil Exploration and Development Corporation, the executive deputy general manager and general manager of CNPC Middle East Corporation and senior deputy general manager and a member of the Party Committee of China National Oil and Gas Exploration and Development Corporation. He has been appointed as a member of the Party committee and deputy general manager of CNPC since April 2020, Director since September 2020, safety director of CNPC since February 2021 and the president of the Company since March 2021.

Ren Lixin, aged 55, is a Director and the senior Vice President of the Company and serves concurrently as

a member of the Party committee and vice president of CNPC. Mr. Ren is a professor-level senior engineer with a bachelor's degree. From September 2005, Mr. Ren successively served as a member of the Party committee, the deputy general manager, the general manager, deputy Party secretary and safety director of Dushanzi Petrochemical Branch Company, the general manager and deputy Party secretary of the Refinery and Chemical Branch of the Company. He has been appointed as a member of the Party committee and deputy general manager of CNPC since June 2021. He has been appointed as the senior vice president of the Company since August 2021 and a Director since October 2021.

Xie Jun, aged 55, is a Director of the Company, and serves concurrently as a member of the Party committee and deputy general manager of CNPC and the director-general of CNPC Consulting Centre. Mr. Xie is a professor-level senior engineer with a bachelor's degree. From August 2013, he served successively as a member of the Party committee, the deputy general manager, the executive deputy general manager, the Party secretary and general manager of Southwest Oil and Gas Field Branch, the general manager of the development and planning department of CNPC and the Company. He has been appointed as a member of the Party committee and deputy general manager of CNPC since January 2022 and the director-general of CNPC Consulting Centre since March 2022. He has been appointed as a Director since June 2022.

Elsie Leung Oi-sie, aged 83, is an independent non-executive Director of the Company, a consultant of Iu, Lai & Li Solicitors & Notaries, and an independent non-executive director of China Resources Power Holdings Co., Ltd. Ms. Leung obtained her LLM degree from the University of Hong Kong, and is an academician of College of International Marriage Law. She holds the practicing qualifications for attorney of Hong Kong and Britain. Ms. Leung was the first Secretary for Justice of the Hong Kong Special Administrative Region, a member of Executive

Council of HKSAR and was appointed as a Justice of the Peace, a Notary Public, and a China-Appointed Attesting Officer, and was awarded a Grand Bauhinia Medal. Ms. Leung was appointed as an independent non-executive Director of the Company from June 2017.

Tokuchi Tatsuhito, aged 70, is an independent non-executive Director of the Company and also an independent director of Daiwa Securities (China) Co., Ltd. and an executive director and research fellow of the Center for Industrial Development and Environment Governance (CIDEG), Tsinghua University, a senior fellow of Rebuild Japan Initiative Foundation. Mr. Tokuchi graduated from the Department of Chinese Language and Literature, Peking University, and received his master degree (East Asian Economy) from the Center for East Asian Studies of Stanford University. He has held the positions including a member & experts adviser to the Foreign Advisory Committee of State Administration of Foreign Experts Affairs, the PRC, the general manager of Investment Banking Division of Daiwa Securities SMBC Co., Ltd., the president of Daiwa Securities Singapore Limited, the Executive Vice President of Daiwa Securities (Hong Kong) Inc., the vice president of Daiwa Securities (America) Inc., the vice chairman of Singapore Investment Banking Association, the vice president, managing director and the chairman of the Investment Banking Committee of CITIC Securities Co., Ltd., and the chairman of board of the CITIC Securities International Co., Ltd . In 2009, Mr. Tokuchi was awarded the China Friendship Award, China's award for foreigners. Mr. Tokuchi was appointed as an Independent non-executive Director of the Company from June 2017.

Cai Jinyong, aged 63, is the independent non-executive Director of the Company, a partner of Global Infrastructure Partners (GIP) and a board member of Aon Corporation. Mr. Cai received bachelor's degree in science from Peking University and doctoral degree of economics from Boston University. Mr. Cai has over 30 years working experience in finance service industry, and

he worked in TPG Group, World Bank Group, Goldman Sachs Group, Inc. and Morgan Stanley. Mr. Cai worked at the Central Europe Bureau of the World Bank and was responsible for energy sectors from 1990 to 1994. From 1994 to 2000, he served in Morgan Stanley and was a team member which established China International Capital Corporation Limited (the first domestic joint venture investment bank in the PRC). From 2000 to 2012, he worked in Goldman Sachs Group, Inc., where he was in charge of the PRC investment banking business. From 2012 to 2016, he served as CEO of International Finance Corporation of the World Bank Group. From 2016 to 2018, he led infrastructure business in emerging economies at TPG. Mr. Cai has been appointed as an independent non-executive Director since June 2020.

Jiang, Simon X., aged 69, is currently an independent non-executive Director of the Company and has been an independent non-executive director of COSCO SHIPPING International (Hong Kong) Co., Ltd. since April 2007. He is chairman of Cyber City International Limited , a director of China Foundation for Disabled Persons, a senior associate at the Judge Business School of Cambridge University of England and a member of the United Nations Investments Committee. Mr. Jiang received his bachelor's degree from Beijing Foreign Studies University, master's degree from Australian National University and Ph.D. degree in economics from Cambridge University of England. Mr. Jiang has investment management experience. Mr. Jiang was the deputy chief of United Nations Joint Staff Pension Fund Investment Management and has worked as a member of its Investment Committee till now. He was a member of the 11th and 12th Sessions of the National Committee of the Chinese People's Political Consultative Conference, an independent director of China Oilfield Services Limited, Greenland Hong Kong Holdings Limited, Nokia Corporation, and China Petroleum & Chemical Corporation. Mr. Jiang has been appointed as an independent non-executive Director since June 2020.

Information on resignation of directors of the Company is set out below:

Name	Gender	Age	Position	Term	Remuneration before tax received from the Company in 2022 (RMB'000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company	
							As at December 31, 2021	As at December 31, 2022
Liu Yuezhen	M	61	Non-executive Director	2014.05-2022.04	-	Yes	0	0
Simon Peter Henry	M	61	Independent Non-executive Director	2017.06-2022.06	510	No	0	0

(2) Supervisors

Information on the current Supervisors is set out below:

Name	Gender	Age	Position	Term	Remuneration before tax received from the Company in 2022 (RMB'000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company	
							As at December 31, 2021	As at December 31, 2022
Cai Anhui	M	53	Chairman of Supervisory Committee	2022.06-2023.06	-	Yes	0	0
Xie Haibing	M	52	Supervisor	2022.06-2023.06	-	Yes	0	0
Zhao Ying	F	55	Supervisor	2022.06-2023.06	-	Yes	0	0
Cai Yong	M	48	Supervisor	2022.06-2023.06	-	Yes	0	0
Lan Jianbin	M	55	employee representative Supervisor	2022.05-2023.06	731	No	0	0
He Jiangchuan	M	57	employee representative Supervisor	2022.05-2023.06	930	No	0	0
Jin Yanjiang	M	56	employee representative Supervisor	2022.05-2023.06	747	No	0	0
Fu Bin	M	57	employee representative Supervisor	2022.09-2023.06	506	No	0	0

Note:

1. Mr. Lan Jianbin, Mr. He Jiangchuan and Mr. Jin Yanjiang were elected as the employee representative Supervisor of the Company on May 19, 2022. Mr. Fu Bin was elected as the employee's representative Supervisor of the Company on September 29, 2022. The remuneration received in 2022 in the above table is the remuneration received from the Company as an employee of the Company after being elected as the employee representative supervisor of the Company.

2. The above remunerations are pre-tax amounts paid on a calendar year basis, including salaries, allowance, basic endowment insurance, basic medical insurance, housing provident fund and other benefits.

Brief Biography of the Supervisors:

Mr. Cai Anhui, aged 53, is the Chairman of the Supervisory Board of the Company and concurrently is a member of the Party committee and the Chief Accountant of CNPC. Mr. Cai is a professor-level senior accountant, a professor-level senior engineer with a doctorate degree. From April 2004, he served successively as the chief financial officer of China Aluminum International Engineering Co., Ltd., the deputy general manager of China Aluminum International Technology Development Co., Ltd., Party secretary and the deputy general manager of Guiyang Aluminum & Magnesium Design Institute Co., Ltd., the executive director and the general manager of Chinalco Finance Company Limited, the Party secretary, the chairman of the board and the general manager of Chinalco Capital Holdings Co., Ltd., an assistant to the general manager of Aluminum Corporation of China. Mr. Cai was appointed as a member of the Party committee and the chief accountant of China Energy Investment Corporation in December 2019. He has served as a member of the Party committee and the chief accountant of CNPC since March 2022 and been appointed as the chairman of the Supervisory Board since June 2022.

Mr. Xie Haibing, aged 52, is a Supervisor of the Company and serves concurrently as an assistant to the general manager of CNPC, the chairman of CNPC Capital Company Limited and the chairman of CNPC Kunlun Capital Company Limited. Mr. Xie is a professor-level senior economist with a doctorate degree and a member of 14th Session of the Chinese People's Political Consultative Conference in Beijing. From April 2009, Mr. Xie served successively as the director of information of Karamay City Commercial Bank, the director of information and the vice president of Bank of Kunlun Co., Ltd., the deputy general manager of the Finance Department of CNPC and the Company, the deputy head of the preparatory team of the Shared Service Center of CNPC, the general manager of CNPC Shared Operation Co. LTD, and the general manager of the Finance Department of CNPC and the

Company. He has served as the assistant to the general manager of CNPC, and the chairman of CNPC Capital Company Limited and the chairman of CNPC Kunlun Capital Company Limited since April 2021. He has been appointed as the Supervisor since June 2022.

Ms. Zhao Ying, aged 55, is a Supervisor of the Company and serves concurrently as the general counsel and chief compliance officer of CNPC. Ms. Zhao is a professor-level senior economist with a bachelor's degree. From April 2009, she successively served as the general counsel of China Oil Exploration and Development Corporation, the general counsel of PetroChina overseas exploration and development branch and PetroChina Natural Gas Exploration and Development Corporation, the deputy general manager of PetroChina Kazakhstan Company, the deputy general manager of PetroChina Middle Asia Company, the deputy general manager and the deputy secretary of the Party committee of China National Oil and Gas Exploration and Development Corporation, the general manager of the Legal Affairs Department and the Legal and Enterprise Reform Department of CNPC and the Company. She has served as the general counsel of CNPC since March 2022, a Supervisor since June 2022 and the chief compliance officer of CNPC since December 2022.

Mr. Cai Yong, aged 48, is a Supervisor of the Company and concurrently as the general manager of the Finance Department of CNPC. Mr. Cai is a senior economist with a master's degree. From March 2016, he has successively served as the chief accountant of PetroChina Middle East Company, the general manager of the Finance, Tax and Price Department and the general manager of the Funding Department of CNPC and the Company. He has served as the general manager of the Finance Department of CNPC since April 2021 and been appointed as a Supervisor since June 2022.

Mr. Lan Jianbin, aged 55, is an employee representative Supervisor of the Company and serves

concurrently as the executive director of the CNPC Safety and Environmental Protection Technology Research Institute Co., Ltd. and deputy officer of the Safety and Environment Inspection Centre. Mr. Lan is a professor-level senior engineer with a bachelor's degree. Since December 2010, he has successively served as the deputy general manager and general manager of Yunnan Marketing Branch, general manager of Gansu Marketing Branch and the Executive Director of the Marketing Branch. He was appointed as the Supervisor of the Company in May 2022, the Executive Director of the CNPC Safety and Environmental Protection Technology Research Institute Co., Ltd. and deputy officer of the Safety and Environment Inspection Centre in December 2022.

Mr. He Jiangchuan, aged 57, is an employee representative Supervisor of the Company and serves concurrently as the executive director of Changqing Oilfield Branch. Mr. He is a professor-level engineer with a doctorate degree. Since December 2007, he has successively served as the vice president of Exploration and Production Branch, the executive vice president of Tarim Oilfield Branch, and the president of Changqing Oilfield Branch. He served as the executive director of Changqing Oilfield Branch in June 2021 and was appointed as the Supervisor of the Company in May 2022.

Mr. Jin Yanjiang, aged 56, is an employee representative Supervisor of the Company and serves concurrently as the executive director of Jilin Petrochemical Branch. Mr. Jin is a professor-level engineer with a doctorate degree. Since August 2011, he served as the deputy general manager, safety director of Jilin Petrochemical Branch, deputy general manager of Huabei Petrochemical Branch, executive director and general manager of PetroChina Yunnan Petrochemical Company Limited, and general manager of Jilin Petrochemical Branch. He served as the executive director of Jilin Petrochemical Branch in October 2020 and was appointed as the Supervisor of the Company in May 2022.

Mr. Fu Bin, aged 57, is an employee representative Supervisor of the Company and served concurrently as the executive director of Natural Gas Sales Branch, the chairman of Kunlun Energy. Mr. Fu is a professor-level economist with a master's degree. Since November 2003, Mr. Fu has successively served as the executive deputy general manager and general manager of China Marine Bunker (PetroChina) Co., Ltd., deputy general manager of Marketing Branch, general manager of Sichuan Marketing Branch, general manager of Marketing Branch, and the general manager of Natural Gas and Pipeline Branch. He served as the executive director of Natural Gas Sales Branch and the chairman of Kunlun Energy in October 2020 and was appointed as the Supervisor of the Company in September 2022.

Information on resignation of supervisors of the Company is set out below:

Name	Gender	Age	Position	Term	Remuneration before tax received from the Company in 2022 (RMB'000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company	
							As at December 31, 2021	As at December 31, 2022
Lv Bo	M	60	Chairman of Supervisory Committee	2020.11-2022.06		Yes	0	0
Zhang Fengshan	M	61	Supervisor	2014.05-2022.06		Yes	0	0
Jiang Lifu	M	59	Supervisor	2014.10-2022.06		Yes	0	0
Lu Yaozhong	M	57	Supervisor	2017.06-2022.06		Yes	0	0
Wang Liang	M	60	Supervisor	2017.10-2022.09		Yes	0	0
Fu Suotang	M	60	employee representative Supervisor	2017.06-2022.05	143	No	0	0
Li Jiamin	M	59	employee representative Supervisor	2014.05-2022.05	251	No	0	0
Liu Xianhua	M	59	employee representative Supervisor	2016.05-2022.05	230	No	0	0

(3) Senior Management

Information on current members of the senior management is set out below:

Name	Gender	Age	Position	Term	Remuneration before tax received from the Company in 2022 (RMB'000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company	
							As at December 31, 2021	As at December 31, 2022
Yang Jigang	M	59	Vice President and Chief Engineer	2017.12-	1,541	No	0	0
Zhang Minglu	M	59	Safety Director	2021.07-	1,505	No	0	0
Zhu Guowen	M	56	Vice President	2021.07-	1,621	No	0	0
Zhang Daowei	M	50	Vice President	2022.06-	748	No	0	0
Wan Jun	M	57	Vice President	2022.06-	757	No	0	0
Wang Hua	M	49	Chief Financial Officer, secretary to the Board and the Company Secretary	2022.06-	720	No	0	0

Note:

1. Mr. Zhang Daowei and Mr. Wan Jun were appointed as the vice president of the Company on June 17, 2022. Mr. Wang Hua was appointed as the chief financial officer of the Company and Secretary to the Board on June 17, 2022. The remuneration received in 2022 in the above table is the remuneration received from the Company after the appointment of the senior management of the Company.

2. The above remunerations are pre-tax amounts paid on a calendar year basis, including salaries, allowance, basic endowment insurance, basic medical insurance, housing provident fund and other benefits.

Brief Biography of the Senior Management:

Yang Jigang, aged 59, is a Vice President and Chief Engineer of the Company. Mr. Yang is a professor-level senior engineer with a master's degree. Since August 1997, he has successively served as the vice president of Lanzhou Chemical Industry Company, the chief engineer of Refining and Chemical Department of CNPC, the chief engineer of Refining and Marketing Branch, the deputy general manager, chief engineer of Chemical and Marketing Branch, the president of Daqing Petrochemical Branch and deputy general manager, president and executive director of Refining & Chemical Branch. He was appointed as the Vice President of the Company in December 2017 and the Chief Engineer of the Company in April 2021.

Zhang Minglu, aged 59, is the Chief Safety Director of the Company and serves concurrently as the president of Quality, Health Safety and Environment Department of the Company, deputy safety director and president of Quality, Health Safety and Environment Department of CNPC. Mr. Zhang is a professor-level senior engineer with a doctorate degree. Since June 2008, Mr. Zhang has successively served as the chief geologist, vice president and safety director of Changqing Oilfield Branch, the president of Qinghai Oilfield Branch. He served as the president of Quality, Safety and Environment Department of CNPC and the Company in March 2021, the deputy safety director of CNPC in June 2021, and the safety director of the Company in July 2021.

Zhu Guowen, aged 56, is the Vice President of the Company, and serves concurrently as the executive director of Daqing Oilfield Co., Ltd., and executive director of Daqing Petroleum Administration Bureau Co., Ltd. Mr. Zhu is a professor-level senior engineer with a doctorate degree. Since March 2010, he has successively served as the plant manager, deputy general manager of the First Production Plant of Daqing Oilfield Co., Ltd., and the General Manager of Daqing Oilfield Co., Ltd. He served as the executive director of Daqing Oilfield Co., Ltd. and

executive director of Daqing Petroleum Administration Bureau Co., Ltd. in June 2021 and was appointed as the Vice President of the Company in July 2021.

Zhang Daowei, aged 50, is the Vice President of the Company, and concurrently serves as the executive director of Oil, Gas and New Energy Branch. Mr. Zhu is a professor-level senior engineer with a doctorate degree. Since December 2015, he has successively served as the deputy general manager, executive deputy general manager of the Qinghai Oilfield Branch, general manager and executive director of Southwest Oilfield Branch and general manager of Exploration and Production Branch. He was appointed as the Vice President of the Company in June 2022 and the executive director of Oil, Gas and New Energy Branch in August 2022.

Wan Jun, aged 57, the Vice President of the Company, and concurrently serves as the president of Development and Planning Department of CNPC and the Company. Mr. Wan is a professor-level senior engineer with a doctorate degree. Since February 2006, he has successively served as the plant manager of the First Production Plant of Daqing Oilfield Co., Ltd., the vice president, safety director, executive vice president of Daqing Oilfield Co., Ltd., the president of Liaohe Oilfield Branch and the president of Exploration and Production Branch. He served as the president of Development and Planning Department of CNPC and the Company in January 2022 and was appointed as the Vice President of the Company in June 2022.

Wang Hua, aged 49, the Chief Financial Officer and secretary to the Board. Mr. Wang is a senior accountant with a master's degree. Since October 2016, he has successively served as the chief financial officer of CNPC Capital Co., Ltd., the vice president of Finance Department of the CNPC and the vice president and president of the Finance Department of the Company. He was appointed as the Chief Financial Officer and secretary to the Board of the Company in June 2022. He was appointed as the company secretary of the Company in August 2022.

Information on resignation of senior management of the Company is set out below:

Name	Gender	Age	Position	Term	Remuneration before tax received from the Company in 2022 (RMB'000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company	
							As at December 31, 2021	As at December 31, 2022
Song Longde	M	60	Vice President and Chief Engineer	2007.06-2022.04	287	No	0	0
Li Luguang	M	60	Vice President	2018.06-2022.04	167	No	0	0
Tian Jinghui	M	60	Vice President	2015.11-2023.01	1,447	No	0	0
Chai Shouping	M	61	Chief Financial Officer and secretary to the Board	2017.01-2022.06	361	No	0	0

2. Change in Directors, Supervisors and the Senior Management

On April 29, 2022, Mr. Liu Yuezhen resigned from his position as Non-executive Director of the Company due to age reasons and ceased to hold the position as a member of the Audit Committee and the Examination and Remuneration Committee; Mr. Sun Longde resigned from his position as the Vice President and Chief Geologist of the Company due to age reasons; Mr. Li Luguang resigned from his position as the Vice President of the Company due to age reasons; the Board resolved to appoint Mr. Duan Liangwei as a member of the Examination and Remuneration Committee, Mr. Jiao Fangzheng as the Chief Geologist of the Company and re-designate Mr. Jiao Fangzhen from Non-executive Director to Executive Director.

On May 19, 2022, Mr. Fu Suotang resigned from his position as an employee representative Supervisor of the Company due to age reasons. Mr. Li Jiamin and Mr. Liu Xianhua resigned from their positions as an employee representative Supervisor of the Company due to work arrangement; through the democratic election of employee representatives of the Company, Mr. Lan Jianbin, Mr. He Jiangchuan and Mr. Jin Yanjiang were elected as an employee representative Supervisor of the Company.

On June 9, 2022, Mr. Lv Bo resigned from his position as the Chairman of the Supervisory Committee and Supervisor of the Company due to work arrangement; Mr. Zhang Fengshan resigned from his position as the Supervisor of the Company due to age reasons; Mr. Jiang Lifu and Mr. Lu Yaozhong resigned from their positions as the Supervisor of the Company due to work arrangement; the Company held the 2021 annual general meeting and elected Mr. Cai Anhui, Mr. Xie Haibing, Ms. Zhao Ying, and Mr. Cai Yong as Supervisors of the Company; Mr. Xie Jun was elected as the Non-executive Director of the Company; and Mr. Cai Anhui was elected as the Chairman of the Supervisory Committee.

On June 15, 2022, Mr. Simon Peter Henry resigned from his position as the independent non-executive Director of the Company due to personal business commitments and concurrently ceased to serve as a member of the Investment and Development Committee.

On June 17, 2022, Mr. Chai Shouping resigned from his position as the Chief Financial Officer and the Secretary to the Board due to age reasons; the Board of Directors resolved to appoint Mr. Huang Yongzhang as a member of

Investment and Development Committee, Mr. Xie Jun as a member of Audit Committee, Mr. Zhang Daowei and Mr. Wan Jun as the Vice Presidents of the Company, and Mr. Wang Hua as the Chief Financial Officer and the Secretary to the Board.

On August 12, 2022, Mr. Chai Shouping resigned from his position as the Company Secretary of the Company; the Board resolved to appoint Mr. Wang Hua as the Company Secretary of the Company.

On September 29, 2022, Mr. Wang Liang resigned from his position as the Supervisor of the Company due to age reasons; through the democratic election of employee representatives of the Company, Mr. Fu Bin was elected as an employee representative of the Company.

On January 6, 2023, Mr. Tian Jinghui resigned from his position as the Vice President of the Company due to age reasons.

3. Interests of Directors, Supervisors and chief executive in the Share Capital of the Company

As at December 31, 2022, none of the Directors, Supervisors or chief executive had any interest and short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the SFO required to be recorded in the register mentioned under Section 352 of the SFO or as otherwise notifiable to the Company and the Hong Kong Stock Exchange by the Directors, Supervisors and senior management pursuant to the Model Code.



4. Service Contracts of Directors and Supervisors

No Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation other than statutory compensation.

5. Interests of Directors and Supervisors in Contracts

None of the Directors, Supervisors or any entity related to the Directors and Supervisors had any material interest, either directly or indirectly, in any transaction, arrangement and contract of significance to which the Company or any of its subsidiaries was a party to during the year.

6. Permitted Indemnity Provisions

During the Reporting Period, the permitted indemnity provisions to the benefit of the Directors continued to be effective and the Company has arranged appropriate liability insurance for Directors, Supervisors and the senior management.

7. Remuneration Policy of the Senior Management

Each member of the senior management of the Company has entered into a performance agreement with the Company. The Company's senior management remuneration policy links financial interests of the senior management with the Group's operating results.

8. Employees of the Group

As at December 31, 2022, the Group had 398,440 employees (excluding 236,527 temporary and seasonal staff) and 318,435 retired staff. The percentage of male and female employees (including senior management) of the Company was 75.46% and 24.54% respectively. The Company provide fair treatment to all employees regardless of their gender and strictly implement regulations on maternity leave entitlements and breastfeeding breaks to protect the rights and interests of our female employees.

The number of employees for each of the segment as of December 31, 2022 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Oil, Gas and New Energy	230,008	57.73
Refining, Chemicals and New Material	125,002	31.37
Marketing	34,181	8.58
Natural Gas Sales	3,803	0.95
Other*	5,446	1.37
Total	398,440	100.00

* includes staff of the Company's headquarters, specialised subsidiaries, Exploration & Development Research Institute, Planning & Engineering Institute, Petrochemical Research Institute and other units.

The employee structure by profession as at December 31, 2022 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Administration	115,789	29.06
Technology	61,404	15.41
Technical operation	221,247	55.53
Total	398,440	100.00

The education levels of employees as at December 31, 2022 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Master and above	19,891	4.99
Bachelor	148,957	37.39
Polytechnic college	88,886	22.31
Technical secondary and below	140,706	35.31
Total	398,440	100.00

9. Employee Remuneration Policy

The Company has in place various equitable and competitive remuneration systems to cater for different positions. An annual salary system is adopted for the management, a positional wage system for managements and a positional skill-based wage system for operators and workers. In addition, subsidies are offered to those who possess more sophisticated technical and working skills. Each employee is remunerated according to the level of their job position, individual competence and contribution, and with changes in the relevant factors, such remuneration will also be adjusted in a timely manner.

10. Employee Welfare Plans

Details on employee welfare plans of the Company are set out in Note 35 to the financial statements prepared in accordance with IFRS in this annual report.

11. Employee Training

The Company has been consistently focused on employee training as an important means of achieving a robust company strategy based on talent. It serves to increase the calibre of its staff and its competitiveness and helps to build a harmonious enterprise. Employee training

of the Company covers basic concepts, policies and regulations, knowledge required for a job position, safety awareness, cultural knowledge and technical skills as a fundamental basis. In practice, training revolves around four comprehensive programmes, namely, competences-building directed at the management, technical innovation at professional and technical staff, skill enhancement at operators and workers and internationalisation of talent. These training efforts are multi-dimensional and diversified in approaches, which can better cater to the Company's development requirements and its needs for building high-calibre working teams.

12. Core Technical Teams and Key Technical Staff

No material changes occurred during the Reporting Period to the core technical teams and key technical staff of the Company (i.e. those other than Directors, Supervisors and Senior Management).

RELEVANT INFORMATION ON BONDS

1. Information on Bond Issued but Not Yet Overdue of the Company

Bond Name	Abbreviation	Code	Issue Date	Value Date	Due Date	Bond Balance (RMB 100 million)	Rate (%)	Mode of Repayment	Stock Exchange for Listing
2012 Corporate Bond (First Tranche) (15-year term)	12 PetroChina 03	122211.SH	November 22, 2012	November 22, 2012	November 22, 2027	20	5.04	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bond (First Tranche) (10-year term)	16 PetroChina 02	136165.SH	January 18, 2016	January 19, 2016	January 19, 2026	47	3.50	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bond (Second Tranche) (10-year term)	16 PetroChina 04	136254.SH	March 1, 2016	March 3, 2016	March 3, 2026	23	3.70	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bond (Third Tranche) (10-year term)	16 PetroChina 06	136319.SH	March 22, 2016	March 24, 2016	March 24, 2026	20	3.60	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2019 First Tranche Medium-term Notes (MTN)	19 PetroChina MTN001	101900113.IB	January 22, 2019	January 24, 2019	January 24, 2024	31.3	2.70	Annual payment of interests, and one lump sum repayment of principal at maturity	National Inter-bank Bond Market
2019 Second Tranche MTN	19 PetroChina MTN002	101900114.IB	January 22, 2019	January 24, 2019	January 24, 2024	27.5	2.70	Annual payment of interests, and one lump sum repayment of principal at maturity	National Inter-bank Bond Market
2019 Third Tranche MTN	19 PetroChina MTN003	101900222.IB	February 21, 2019	February 22, 2019	February 22, 2024	100	3.66	Annual payment of interests, and one lump sum repayment of principal at maturity	National Inter-bank Bond Market

Bond Name	Abbreviation	Code	Issue Date	Value Date	Due Date	Bond Balance (RMB 100 million)	Rate (%)	Mode of Repayment	Stock Exchange for Listing
2019 Fourth Tranche MTN	19 PetroChina MTN004	101900221.IB	February 21, 2019	February 22, 2019	February 22, 2024	100	3.66	Annual payment of interests, and one lump sum repayment of principal at maturity	National Inter-bank Bond Market
2019 Fifth Tranche MTN	19 PetroChina MTN005	101900586.IB	April 22, 2019	April 23, 2019	April 23, 2024	100	3.96	Annual payment of interests, and one lump sum repayment of principal at maturity	National Inter-bank Bond Market
2020 First Tranche MTN	20 PetroChina MTN001	102000621.IB	April 8, 2020	April 9, 2020	April 9, 2023	100	2.42	Annual payment of interests, and one lump sum repayment of principal at maturity	National Inter-bank Bond Market
2020 Second Tranche MTN	20 PetroChina MTN002	102000622.IB	April 8, 2020	April 9, 2020	April 9, 2023	100	2.42	Annual payment of interests, and one lump sum repayment of principal at maturity	National Inter-bank Bond Market
2022 First Green Tranche MTN	22 PetroChina GN001	132280041.IB	April 27, 2022	April 28, 2022	April 28, 2025	5	2.26	Annual payment of interests, and one lump sum repayment of principal at maturity	National Inter-bank Bond Market
2022 Second Green Tranche MTN	22 PetroChina GN002	132280055.IB	June 15, 2022	June 16, 2022	June 16, 2025	20	2.19	Annual payment of interests, and one lump sum repayment of principal at maturity	National Inter-bank Bond Market

Notes:

1. Trading venue: the trading venue for 12 PetroChina 03, 16 PetroChina 02, 16 PetroChina 04 and 16 PetroChina 06 is the Shanghai Stock Exchange, and the trading venue for 19 PetroChina MTN001, 19 PetroChina MTN002, 19 PetroChina MTN003, 19 PetroChina MTN004, 19 PetroChina MTN005, 20 PetroChina MTN001, 20 PetroChina MTN002, 22 PetroChina GN001 and 22 PetroChina GN002 is the national inter-bank bond market.

2. Repayment of principal and payment of interest: for 12 PetroChina 03, 16 PetroChina 02, 16 PetroChina 04, 16 PetroChina 06, 19 PetroChina MTN001, 19 PetroChina MTN002, 19 PetroChina MTN003, 19 PetroChina MTN004, 19 PetroChina MTN005, 20 PetroChina MTN001, 20 PetroChina MTN002, 22 PetroChina GN001 and 22 PetroChina GN002 payment of interests shall be made annually, and one lump sum repayment of principal shall be made at maturity.

3. Investor suitability arrangements: 12 PetroChina 03 are offered and traded publicly to public investors (ordinary investors); 16 PetroChina 02, 16 PetroChina 04 and 16 PetroChina 06 are offered and traded publicly to qualified investors (professional investors); 19 PetroChina MTN001, 19 PetroChina MTN002, 19 PetroChina MTN003, 19 PetroChina MTN004, 19 PetroChina MTN005, 20 PetroChina MTN001, 20 PetroChina MTN002, 22 PetroChina GN001 and 22 PetroChina GN002 are offered and traded publicly to institutional investors in the national inter-bank bond market.

4. Applicable trading mechanisms: matching transaction, click transaction, inquiry transaction, bidding transaction and negotiation transaction at Shanghai Stock Exchange are applicable to 12 PetroChina 03, 16 PetroChina 02, 16 PetroChina 04 and 16 PetroChina 06. Circulation and transfer in the national inter-bank bond market are applicable to 19 PetroChina MTN001, 19 PetroChina MTN002, 19 PetroChina MTN003, 19 PetroChina MTN004, 19 PetroChina MTN005, 20 PetroChina MTN001, 20 PetroChina MTN002, 22 PetroChina GN001 and 22 PetroChina GN002.

5. Interest Payment and Redemption: during the Reporting Period, the principal and interest of 12 PetroChina 02 was duly paid. The interest of 19 PetroChina MTN001 and 19 PetroChina MTN002 were duly paid and the put options of part of 19 PetroChina MTN001 and 19 PetroChina MTN002 were duly paid. The interest of 12 PetroChina 03, 13 PetroChina 02, 16 PetroChina 02, 16 PetroChina 04, 16 PetroChina 06, 19 PetroChina MTN003, 19 PetroChina MTN004, 19 PetroChina MTN005, 20 PetroChina MTN001, and 20 PetroChina MTN002 were duly paid. From the end of the Reporting Period to the date of this Report, the principal and interest of 13 PetroChina 02 was duly paid.

6. There are no overdue bonds issued by the Company, and there is no risk of termination of listing and trading of the bonds issued by the Company.

7. Triggering and implementation of special clauses: 19 PetroChina MTN001 and 19 PetroChina MTN002 are attached with the option of the issuer to adjust the coupon rate and the put option of the investors by the end of the third year. Relevant clauses have been triggered during the Reporting Period. The Company adjusted the coupon rate of 19 PetroChina MTN001 and 19 PetroChina MTN002 as 2.70% and 2.70%. The investor of 19 PetroChina MTN001 and 19 PetroChina MTN002 sold back RMB6.87 billion and RMB7.25 billion, respectively. The relevant funds have been paid by the Company on time.

2. Agencies Providing Service on the Issuance and the Duration of the Bond

(1) Main Underwriter, Trustee, Duration Management Institution, Law Firm and Credit Rating Agency

Name	Address	Contact	Telephone
CSC Financial Co., Ltd.	2/F, Tower B&E, Kaiheng Center, No.2 Chaonei Street, Dongcheng District, Beijing	Li Wenjie	010-86451097
Bank of Ningbo Co., Ltd.	Tower B, No.6 Jianguomenwai Street, Chaoyang, Beijing	Zhang Pengfei	010-53266150
Industrial and Commercial Bank of China Limited	No.55 Fuxingmennei Street, Xicheng District, Beijing	He Shiyue	010-81011218
China Minsheng Bank Corp., Ltd	No.2 Fuxingmennei Street, Xicheng District, Beijing	Han Bozhou	010-86603656
Bank of China Limited	No.1 Fuxingmennei Street, Xicheng District, Beijing	Xun Yamei	010-66592749
Postal Savings Bank of China Co., Ltd	China Orient Asset Building, No. 410 Fuchengmennei Street, Xicheng District, Beijing	Qiao Yujuan, Xu Chen	010-86353397
China Galaxy Securities Company Limited	11/F, Qinghai Finance Building, Building No. 1, No. 8 Xiying Street, Fengtai District, Beijing	Zhang Fan	010-80927272
CITIC Securities Company Limited	Citic Securities Tower, No. 48 Liangmaqiao Road, Chaoyang District, Beijing	Sun Xiaobo	010-60834068
China International Capital Corporation Limited	27&28/F, World Tower 2, No. 1 Jianguomenwai Street, Guomao, Chaoyang, Beijing	Xu Xian	010-65051166
China Merchants Securities Co., Ltd.	17/F, China Merchants Bank Tower, Building 3, No.1 Yuetan South Street, Xicheng District, Beijing	Zhao Xin	010-60840890
BOC International (China) Co., Ltd.	39/F, Bank of China Tower, 200 Mid Yin Cheng Road, Pudong District, Shanghai	Chen Zhili	010-66229000
China Development Bank Securities Co., Ltd	1-9/F, No. 29 Fuchengmenwai Street, Xicheng District, Beijing	Zhao Liang	010-88300901
Junhe Law Office	20/F, Huarun Tower, 8 Jianguomen North Avenue, Dongcheng District, Beijing	Lei Tianxiao	010-85191300
China Chengxin International Credit Rating Co.	Galaxy Soho No.5, No.2 Zhugan South Hutong, Chaoyangmennei Street, Dongcheng District, Beijing	Li Xuewei	010-66428877
China Lianhe Credit Rating Co., Ltd.	17/F, PICC Building, 2 Jianguomenwai Street, Chaoyang District, Beijing	Luo Yi	010-85679696

(2) Accounting firm

Name	Address	Certified Accountant	Contact	Telephone
PricewaterhouseCoopers Zhong Tian LLP	11/F, PricewaterhouseCoopers Centre 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai	Hu Yang, Zhao Juan	Hu Yang	010-65333602
KPMG Huazhen LLP	8/F, KPMG Tower, Oriental Plaza, 1 East Chang An Avenue, Beijing	Yang Jie, He Shu	Liu Yang	010-85085264

(3) Change of agency during the Reporting Period

During the Reporting Period, there was no change on the agencies providing services on the issuance and the duration of the bond.

3. Use of Proceeds Raised By Issuing Bonds

As at the end of the current Reporting Period, the use of all funds raised via bonds is basically consistent with the purpose, use plan and other matters as undertaken in the offering circular, and except for 22 PetroChina GN002, such funds have been used up. The funds raised from 22 PetroChina GN002 is RMB2 billion, of which RMB1.344 billion has been used up and the remaining amount is RMB0.656 billion.

Collection of funds raised by issuing bonds and payment of principals and interests are made through the payment collection account or special account, and all accounts are under normal operation. Meanwhile, the Company formulated a plan for the use of funds raised via bonds and funds raised by issuing corporate bonds are used in accordance with the internal procedures on fund utilization and applicable agreements. Relevant business departments carried out strict inspections over the use of such funds to effectively ensure that all funds are used for their designated purposes, guarantee the smooth operation of the investment, use and audit of funds raised and ensure that the funds raised via bonds are used in accordance with the resolution of the Shareholders' General Meeting and the purpose as disclosed in the offering circular.

Unit: RMB 100 million

Name	Total amount raised	Utilized amount	Unutilized amount	Operation of the specific account for proceeds	Rectification of the irregular use of proceeds	Whether the utilization is in accordance with the purposes, plans and other matters as undertaken in the offering circular
2012 Corporate Bond (First Tranche) (15- year term)	20	20	-	Normal, Comply with relevant undertakings	N/A	Yes
2016 Corporate Bond (First Tranche) (10- year term)	47	47	-	Normal, Comply with relevant undertakings	N/A	Yes
2016 Corporate Bond (Second Tranche) (10-year term)	23	23	-	Normal, Comply with relevant undertakings	N/A	Yes
2016 Corporate Bond (Third Tranche) (10-year term)	20	20	-	Normal, Comply with relevant undertakings	N/A	Yes
2019 First Tranche MTN	100	100	-	Normal, Comply with relevant undertakings	N/A	Yes
2019 Second Tranche MTN	100	100	-	Normal, Comply with relevant undertakings	N/A	Yes
2019 Third Tranche MTN	100	100	-	Normal, Comply with relevant undertakings	N/A	Yes
2019 Fourth Tranche MTN	100	100	-	Normal, Comply with relevant undertakings	N/A	Yes
2019 Fifth Tranche MTN	100	100	-	Normal, Comply with relevant undertakings	N/A	Yes
2020 First Tranche MTN	100	100	-	Normal, Comply with relevant undertakings	N/A	Yes
2020 Second Tranche MTN	100	100	-	Normal, Comply with relevant undertakings	N/A	Yes
2022 First Green Tranche MTN	5	5	-	Normal, Comply with relevant undertakings	N/A	Yes
2022 Second Green Tranche MTN	20	13.44	6.56	Normal, Comply with relevant undertakings	N/A	Yes

The aforementioned proceeds raised by issuing bonds were used in the project construction in accordance with prospectus, the progress and operating returns on the projects in construction and completed projects are in line with the Company's expectations.

The use of the proceeds raised by issuing the above bonds remained unchanged during the Reporting Period.

4. Information on Follow-up Credit Rating of Bonds

During the Reporting Period, no adjustment was made by the credit rating agencies to the credit rating of the Company or bonds.

5. Credit Enhancement Mechanism, Debt Repayment Plan and Safeguard Measures for Debt Repayment

During the Reporting Period, the credit enhancement mechanism, debt repayment plan and the safeguard measures for debt repayment are consistent with the provisions and relevant undertakings set out in the offering circular, without any change made thereto.

6. Loss Exceeding 10% of the Net Assets at the End of 2021 under the Consolidated Statements During the Reporting Period

As at the end of the Reporting Period, the Company does not have the aforementioned circumstances.

7. Mortgage, Pledge, Seizure, Freezing, Conditional Realisation, Impossible Realisation, Impossible Use to Offset Debts and Other Situations and Arrangements under Which Rights Are Restricted Relating to Assets

As at the end of the Reporting Period, there was no material restriction on the Company's assets.

8. Overdue Payment of Interest-bearing Debts (Excluding Bonds) at the End of the Reporting Period

As at the end of the Reporting Period, the Company has no overdue payment of interest-bearing debts.

9. Violation of the Laws and Regulations, the Articles of Association, the Management Rules of the Information Disclosure and the Promises or Commitments of the Offering Circular Which Would Affect the Equity of the Bond Investors

As at the end of the Reporting Period, the Company does not have the aforementioned circumstances.

10. Major Accounting Data and Financial Indicators Relating to Corporate Bonds

Item	2022	2021
Earnings before interest, tax, depreciation and amortization (EBITDA) (RMB million)	448,886	382,676
Net cash flow from investing activities (RMB million)	(232,971)	(213,032)
Net cash flow from financing activities (RMB million)	(113,713)	(107,971)
Year-end balance of cash and cash equivalents (RMB million)	191,190	136,789
Liquidity ratio	0.98	0.93
Quick ratio	0.71	0.65
Asset-liability ratio (%)	42.47	43.69
EBITDA-debt ratio	1.39	1.12
Debt service coverage ratio	20.01	16.76
Cash debt service coverage ratio	38.23	29.70
EBITDA interest coverage ratio	38.25	36.05
Loan repayment ratio (%)	100	100
Interest coverage ratio (%)	100	100

INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES

The following table sets forth the Company's estimated proved reserves and proved developed reserves as at December 31, 2020, 2021, and 2022 among which approximately 58% of the proved reserve as at December 31, 2022, 57% of the proved reserve as at December 31, 2021 and 54% of the proved reserves as at December 31, 2020 are formulated on the basis of the self-assessment results prepared by the Company, and the remaining reserves as at December 31, 2020, 2021 and 2022 are formulated on the basis of assessment results prepared by DeGolyer and MacNaughton, McDaniel & Associates, Ryder Scott and GLJ, each an independent engineering consultancy company.

	Crude Oil and Condensate (million barrels)	Natural Gas (billion cubic feet)	Combined (million barrels of oil equivalent)
Proved Developed and Undeveloped Reserves			
The group			
Reserves as of December 31, 2020 (the basis date)	5,206.1	76,437.1	17,945.6
Revisions of previous estimates	1,159.1	(2,011.6)	824.1
Extensions and discoveries	472.3	4,885.3	1,286.5
Improved recovery	116.7	27.0	121.2
Purchased	0.0	0.0	0.0
Sold	(2.5)	(1.9)	(2.8)
Production for the year	(887.9)	(4,420.0)	(1,624.8)
Reserves as of December 31, 2021 (the basis date)	6,063.8	74,915.9	18,549.8
Revisions of previous estimates	511.4	(3,155.9)	(14.4)
Extensions and discoveries	622.9	6,236.8	1,662.3
Improved recovery	124.9	130.9	146.7
Purchased	1.6	0.0	1.6
Sold	0.0	0.0	0.0
Production for the year	(906.2)	(4,675.0)	(1,685.4)
Reserves as of December 31, 2022 (the basis date)	6,418.4	73,452.7	18,660.6
Proved Developed Reserves			
As of December 31, 2020 (the basis date)	4,653.6	42,076.7	11,666.4
Including: Domestic	3,987.0	40,732.3	10,775.8
Overseas	666.6	1,344.4	890.6
As of December 31, 2021 (the basis date)	5,374.8	42,575.6	12,470.7
Including: Domestic	4,799.6	41,343.5	11,690.2
Overseas	575.2	1,232.1	780.5
As of December 31, 2022 (the basis date)	5,574.2	41,508.4	12,492.3
Including: Domestic	5,024.3	40,449.3	11,765.9
Overseas	549.9	1,059.1	726.4
Proved Undeveloped Reserves			
As of December 31, 2020 (the basis date)	552.5	34,360.4	6,279.2
Including: Domestic	387.9	34,062.0	6,064.9
Overseas	164.6	298.4	214.3
As of December 31, 2021 (the basis date)	689.0	32,340.3	6,079.1
Including: Domestic	486.0	32,116.5	5,838.8
Overseas	203.0	223.8	240.3
As of December 31, 2022 (the basis date)	844.2	31,944.3	6,168.3
Including: Domestic	671.6	31,715.3	5,957.5
Overseas	172.6	229.0	210.8
Investment calculated by the equity method			
Share of proved developed and undeveloped reserves of affiliates and joint ventures			
December 31, 2020	195.5	362.7	256.0
December 31, 2021	208.5	511.4	293.7
December 31, 2022	175.6	537.1	265.1

Note: Crude oil and condensate reserves contained 278.9 million and 318.3 million barrels of Natural Gas Liquids ("NGL") in 2021 and 2022, respectively.

As at December 31, 2022, the aggregate of proved developed and undeveloped reserves of the Group and its affiliate companies and joint ventures calculated by the equity method is 18.926 billion barrels of oil equivalent (as at December 31, 2021: 18.844 billion barrels of oil equivalent), of which crude oil and condensate are 6.594 billion barrels (as at December 31, 2021: 6.272 billion barrels), natural gas is 73,989.8 billion cubic feet (as at December 31, 2021: 75,427.3 billion cubic feet).

The number of wells drilled or participated in drilling during the specified period the results of the drilling are set out as follow:

Year		Daqing	Xinjiang	Changqing	Other domestic[1]	Overseas aggregate	Total
2020	The net number of new exploration wells [2]	166	151	661	561	24.0	1,563.0
	Crude oil	142	120	380	356	17.9	1,015.9
	Natural gas	9	9	53	73	1.8	145.8
	Dry well [3]	15	22	228	132	4.3	401.3
	The net number of new development wells [2]	3,264	1,048	4,630	3,121	210.5	12,273.5
	Crude oil	3,240	1,040	3,082	2,406	209.5	9,977.5
	Natural gas	11	8	1,512	701	1.0	2,233.0
	Dry well [3]	13	-	36	14		63.0
2021	The net number of new exploration wells [2]	207	149	604	496	23.3	1,479.3
	Crude oil	160	86	371	280	15.6	912.6
	Natural gas	17	17	43	98	1.1	176.1
	Dry well [3]	30	46	190	118	6.6	390.6
	The net number of new development wells [2]	3,387	736	4,034	3,199	266.4	11,622.4
	Crude oil	3,370	732	2,483	2,539	262.2	9,386.2
	Natural gas	6	4	1,518	650	4.2	2,182.2
	Dry well [3]	11	-	33	10		54.0
2022	The net number of new exploration wells [2]	167	136	557	491	24.2	1,375.2
	Crude oil	112	116	318	241	18.2	805.2
	Natural gas	16	20	43	124	2	205.0
	Dry well [3]	39	-	196	126	4	365.0
	The net number of new development wells [2]	3,449	485	4,367	3,352	286.7	11,939.7
	Crude oil	3,429	465	2,641	2,795	276.8	9,606.8
	Natural gas	9	20	1,702	554	9	2,294.0
	Dry well [3]	11	-	24	3	0.9	38.9

Notes:

(1) represents Liaohe, Jilin, North China, Dagang, Sichuan, Tarim, Turpan Hami, Qinghai, Jidong, Yumen, Zhejiang and southern oil region, etc.

(2) "net well" means wells which have deducted the interests of other parties.

(3) "dry well" means wells which are not sufficient for commercial production.

Internal Control over the Estimates of Reserves

The Company has set up the Oil and Gas Reserves Management Committee, the chairman of which is the President of the Company.

The Company promoted the qualification certification management of oil and gas reserve evaluation and audit personnel, and has set up a team of reserve valuers and auditors covering the headquarters and companies in various regions which is responsible for reserve valuing and auditing for the Company. Meanwhile, a specialised Reserve Administration Department is set up under the Oil, Gas and New Energy Branch. The managerial personnel and staff of such department possess on average more than 20 years of professional technical experience and a considerable number of years of experience in conducting reserve estimation U.S. Securities and Exchange Commission ("SEC") Standards in the oil industry, and all of them are qualified as the national certified professionals specialising in handling reserves matters. Reserve Management Committees and multi-disciplinary Reserve Research Institutes have been set up at various regional companies. Technical professional in charge of the reserve evaluation of the Company is Mr. Duan Xiaowen, member of the Reserve Administration Department of the Oil, Gas and New Energy Branch. Mr. Duan holds a bachelor's degree in petroleum geology and an MBA degree. He has more than 25 years of working experience in the field of the exploration and development of oil and gas and has been engaging in the reserve evaluation and management for a long period of time. Since 2008, he has been involved in the technical supervision of reserves evaluation and, since 2016, has been the key technical professional in charge of monitoring the preparations for conducting reserve evaluation of the Company and of handling the technical and management works regarding evaluation of the oil and gas reserves. Reserve Research Institutes in various regions are responsible for calculating the newly discovered reserves and updating the estimates of the existing reserves. The evaluation results are subject to a two-level review by the regional companies and the Oil, Gas and New Energy Branch, and will be finally determined by the Oil and Gas Reserve Management Committee of the Company.

At the same time, the Company retains a third party independent evaluator who will, in accordance with the SEC Standards prescribed, conduct an independent evaluation or audit of the proved reserves derived from the annual evaluation conducted by the Company. The proved reserves evaluated or audited by the third party will be disclosed in accordance with the SEC requirements.





pwc 普华永道

AUDITOR'S REPORT

PwC ZT Shen Zi (2023) No. 10001
(Page 1 of 6)

To the Shareholders of PetroChina Company Limited,

Opinion

What we have audited

We have audited the accompanying financial statements of PetroChina Company Limited (hereinafter "the Company"), which comprise:

- the consolidated and company balance sheets as at 31 December 2022;
- the consolidated and company income statements for the year then ended;
- the consolidated and company cash flow statements for the year then ended;
- the consolidated and company statements of changes in shareholders' equity for the year then ended; and
- notes to the financial statements.

Our opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company's financial position of the Company as at 31 December 2022, and their financial performance and cash flows for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises ("CASs").

Basis for Opinion

We conducted our audit in accordance with China Standards on Auditing ("CSAs"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of the Company in accordance with the Code of Ethics for Professional Accountants of the Chinese Institute of Certified Public Accountants ("CICPA Code"), and we have fulfilled our other ethical responsibilities in accordance with the CICPA Code.

PricewaterhouseCoopers Zhong Tian LLP, 11/F PricewaterhouseCoopers Center
Link Square 2, 202 Hu Bin Road, Huangpu District, Shanghai 200021, PRC
T: +86 (21) 2323 8888, F: +86 (21) 2323 8800, www.pwccn.com





AUDITOR'S REPORT (continued)

PwC ZT Shen Zi (2023) No. 10001
(Page 2 of 6)

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter identified in our audit is related to "Recoverability of the carrying amount of oil and gas properties".

Key Audit Matter	How our audit addressed the Key Audit Matter
Recoverability of the carrying amount of oil and gas properties Refer to Note 4(30) "Critical accounting estimates and judgements" and Note 18 "Oil and gas properties" to the consolidated financial statements, with the net book value of oil and gas properties amounted to RMB 832,610 million at 31 December 2022, and impairment loss of RMB 14,750 million was recorded for the year ended 31 December 2022. Uncertainty in future oil prices, future production costs, changes in operating conditions and the economic outlook gave rise to possible indicators that the carrying amount of the oil and gas properties as at 31 December 2022 might be impaired. The Group has adopted value in use as the respective recoverable amounts of oil and gas properties, which involved key estimations or assumptions including: – Future crude oil prices; – Future costs; – Future production volumes; and – Discount rates.	In addressing this matter, we performed the following key audit procedures: • Obtained an understanding of the management's internal control and assessment process of impairment of oil and gas properties and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity, subjectivity, changes and susceptibility to management bias or fraud; • Evaluated and tested the key controls relating to the determination of recoverable amounts of oil and gas properties; • Assessed the appropriateness of the method used to determine recoverable amounts, including the methodology adopted in the discounted cash flow projections, tested mathematical accuracy of the projections, and the completeness, accuracy, and relevance of underlying data used in the projections; • Compared estimates of future crude oil prices adopted by the Group against a range of published crude oil price forecasts; • Compared the future cost profiles against historical costs or relevant budgets of the Group or relevant industry data;




AUDITOR'S REPORT (continued)

Key Audit Matters (Cont'd)

Key Audit Matter	How our audit addressed the Key Audit Matter
Because of the significance of the carrying amount of the oil and gas properties as at 31 December 2022, together with the significant estimates and judgements by management in the use of key estimates or assumptions in determining recoverable amounts for oil and gas properties, we had placed our audit emphasis on this matter.	• Compared the future production profiles against the oil and gas reserve estimation report approved by the management. Evaluated the competence, capability and objectivity of the management's experts engaged in estimating the oil and gas reserves. Assessed key estimations or assumptions used in the reserve estimation, by reference to historical data, management plans and/or relevant industry data; • Used professionals with specialized skill and knowledge to assist in the evaluation of the appropriateness of discount rates adopted by the management. Based on our work, we found the key estimations and assumptions and input data adopted by management in determining the recoverable amounts were supported by the evidence we obtained.

Other Information

Management of the Company is responsible for the other information. The other information comprises all of the information included in 2022 annual report of the Company other than the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

 

AUDITOR'S REPORT (continued)

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management of the Company is responsible for the preparation and fair presentation of these financial statements in accordance with the CASs, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether these financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with CSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with CSAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.





pwc 普华永道

AUDITOR'S REPORT (continued)

PwC ZT Shen Zi (2023) No. 10001
(Page 5 of 6)

Auditor's Responsibilities for the Audit of the Financial Statements (Cont'd)

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in these financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate the overall presentation (including the disclosures), structure and content of the financial statements, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.



pwc 普华永道

AUDITOR'S REPORT (continued)

PwC ZT Shen Zi (2023) No. 10001
(Page 6 of 6)

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

PricewaterhouseCoopers Zhong Tian LLP — Signing CPA Zhao Juan

Shanghai, the People's Republic of China — (Engagement Partner)

29 March 2023 — Signing CPA Hu Yang

PETROCHINA COMPANY LIMITED
CONSOLIDATED AND COMPANY BALANCE SHEETS
AS OF DECEMBER 31, 2022

(All amounts in RMB millions unless otherwise stated)

ASSETS	Notes	December 31, 2022 The Group	December 31, 2021 The Group	December 31, 2022 The Company	December 31, 2021 The Company
Current assets					
Cash at bank and on hand	7	225,049	163,536	72,308	35,505
Financial assets at fair value through profit or loss		3,876	-	-	-
Derivative financial assets	8	21,133	3,913	192	-
Accounts receivable	9	72,028	52,746	17,969	7,429
Receivables financing	10	4,376	3,975	4,164	3,598
Advances to suppliers	11	13,920	14,598	9,365	6,273
Other receivables	12	45,849	39,554	9,410	4,327
Inventories	13	167,751	143,848	109,354	95,828
Other current assets	14	59,885	58,668	45,204	44,442
Total current assets		613,867	480,838	267,966	197,402
Non-current assets					
Investments in other equity instruments	15	950	1,176	333	388
Long-term equity investments	16	269,671	265,884	471,795	461,462
Fixed assets	17	463,027	418,837	307,660	259,790
Oil and gas properties	18	832,610	816,788	628,338	622,093
Construction in progress	19	196,876	223,671	123,486	150,829
Right-of-use assets	20	132,735	139,359	58,000	61,889
Intangible assets	21	92,960	90,587	70,193	68,884
Goodwill	22	7,317	7,987	52	43
Long-term prepaid expenses	23	10,388	11,391	7,384	8,384
Deferred tax assets	37	19,699	12,161	3,543	-
Other non-current assets	24	33,651	33,854	11,701	12,786
Total non-current assets		2,059,884	2,021,695	1,682,485	1,646,548
TOTAL ASSETS		2,673,751	2,502,533	1,950,451	1,843,950

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua



PETROCHINA COMPANY LIMITED
CONSOLIDATED AND COMPANY BALANCE SHEETS
AS OF DECEMBER 31, 2022 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	December 31, 2022 The Group	December 31, 2021 The Group	December 31, 2022 The Company	December 31, 2021 The Company
Current liabilities					
Short-term borrowings	26	38,375	40,010	17,255	23,328
Financial liabilities at fair value through profit or loss		1,698	-	-	-
Derivative financial liabilities	8	11,146	3,881	-	-
Notes payable	27	15,630	20,089	15,213	19,369
Accounts payable	28	289,117	233,221	121,220	90,968
Contracts liabilities	29	77,337	78,481	55,861	57,698
Employee compensation payable	30	9,385	8,975	6,817	6,669
Taxes payable	31	53,514	76,774	34,512	51,615
Other payables	32	41,542	28,493	99,302	72,324
Current portion of non-current liabilities	33	70,561	19,893	53,157	8,644
Other current liabilities		15,958	8,341	10,572	5,918
Total current liabilities		624,263	518,158	413,909	336,533
Non-current liabilities					
Long-term borrowings	34	169,630	198,005	90,743	99,767
Debentures payable	35	52,848	89,170	49,380	85,000
Lease liabilities	20	118,200	123,222	44,700	47,976
Provisions	36	142,081	129,405	104,553	90,941
Deferred tax liabilities	37	21,032	26,654	-	7,914
Other non-current liabilities		7,594	8,795	4,302	4,678
Total non-current liabilities		511,385	575,251	293,678	336,276
Total liabilities		1,135,648	1,093,409	707,587	672,809
Shareholders' equity					
Share capital	38	183,021	183,021	183,021	183,021
Capital surplus	39	123,612	127,375	123,486	127,207
Special reserve		8,490	9,231	4,620	4,829
Other comprehensive income	58	(19,062)	(34,737)	720	250
Surplus reserves	40	224,957	211,970	213,865	200,878
Undistributed profits	41	848,558	766,955	717,152	654,956
Equity attributable to equity holders of the Company		1,369,576	1,263,815	1,242,864	1,171,141
Non-controlling interests	42	168,527	145,309	-	-
Total shareholders' equity		1,538,103	1,409,124	1,242,864	1,171,141
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		2,673,751	2,502,533	1,950,451	1,843,950

The accompanying notes form an integral part of these financial statements.

Chairman — Dai Houliang

Director and President — Huang Yongzhang

Chief Financial Officer — Wang Hua

PETROCHINA COMPANY LIMITED
CONSOLIDATED AND COMPANY INCOME STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(All amounts in RMB millions unless otherwise stated)

Items	Notes	2022 The Group	2021 The Group	2022 The Company	2021 The Company
Operating income	43	3,239,167	2,614,349	1,729,735	1,413,409
Less: Cost of sales	43	(2,527,935)	(2,071,504)	(1,278,781)	(1,036,399)
Taxes and surcharges	44	(276,821)	(226,664)	(208,555)	(175,883)
Selling expenses	45	(68,352)	(71,295)	(47,670)	(48,777)
General and administrative expenses	46	(50,523)	(51,701)	(29,743)	(30,481)
Research and development expenses	47	(20,016)	(16,729)	(15,217)	(12,613)
Finance expenses	48	(19,614)	(17,043)	(13,713)	(14,972)
Including: Interest expenses		(21,554)	(19,739)	(15,097)	(15,162)
Interest income		4,738	2,984	1,732	765
Add: Other income	49	18,177	14,251	16,732	12,274
Investment income	50	(11,140)	35,389	36,619	26,044
Including: Income from investment in associates and joint ventures		15,251	13,267	11,296	10,604
(Losses)/gains from changes in fair value	51	(2,464)	-	54	-
Credit impairment losses	52	(1,587)	(353)	(65)	(905)
Asset impairment losses	53	(37,233)	(27,611)	(23,330)	(6,761)
Gains on asset disposal	54	905	1,091	591	931
Operating profit		242,564	182,180	166,657	125,867
Add: Non-operating income	55(a)	3,515	2,983	2,967	2,192
Less: Non-operating expenses	55(b)	(32,807)	(26,969)	(23,539)	(21,887)
Profit before taxation		213,272	158,194	146,085	106,172
Less: Taxation	56	(49,295)	(43,507)	(16,216)	(22,039)
Net profit		163,977	114,687	129,869	84,133
Classified by continuity of operations:					
Net profit from continuous operation		163,977	114,687	129,869	84,133
Net profit from discontinued operation		-	-	-	-
Classified by ownership:					
Shareholders of the Company		149,375	92,161	129,869	84,133
Non-controlling interests		14,602	22,526	-	-
Other comprehensive income, net of tax	58	21,770	(4,501)	470	(205)
Other comprehensive income (net of tax) attributable to equity holders of the Company		15,670	(2,609)	470	(205)
(1) Item that will not be reclassified to profit or loss:					
Changes in fair value of investments in other equity instruments		(15)	79	(28)	(30)
(2) Items that may be reclassified to profit or loss:					
Other comprehensive income recognised under equity method		654	(4)	395	(175)
Cash flow hedges		11,273	-	103	-
Translation differences arising from translation of foreign currency financial statements		3,758	(2,684)	-	-
Other comprehensive income (net of tax) attributable to non-controlling interests		6,100	(1,892)	-	-
Total comprehensive income		185,747	110,186	130,339	83,928
Attributable to:					
Equity holders of the Company		165,045	89,552	130,339	83,928
Non-controlling interests		20,702	20,634	-	-
Earnings per share					
Basic earnings per share (RMB Yuan)	57	0.82	0.50	0.71	0.46
Diluted earnings per share (RMB Yuan)	57	0.82	0.50	0.71	0.46

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua





PETROCHINA COMPANY LIMITED
CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

(All amounts in RMB millions unless otherwise stated)

Items	Notes	2022 The Group	2021 The Group	2022 The Company	2021 The Company
Cash flows from operating activities					
Cash received from sales of goods and rendering of services		3,377,857	2,575,909	1,924,932	1,585,380
Cash received relating to other operating activities		261,275	132,521	38,783	13,466
Sub-total of cash inflows		3,639,132	2,708,430	1,963,715	1,598,846
Cash paid for goods and services		(2,335,018)	(1,722,631)	(1,219,400)	(972,088)
Cash paid to and on behalf of employees		(162,297)	(154,384)	(119,449)	(113,521)
Payments of various taxes		(449,034)	(310,416)	(324,684)	(233,375)
Cash paid relating to other operating activities		(299,015)	(179,530)	(43,525)	(39,092)
Sub-total of cash outflows		(3,245,364)	(2,366,961)	(1,707,058)	(1,358,076)
Net cash flows from operating activities	60(a)	393,768	341,469	256,657	240,770
Cash flows from investing activities					
Cash received from disposal of investments		50,937	37,345	2,849	5,689
Cash received from returns on investments		13,741	15,110	35,444	41,802
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets		729	3,780	831	2,798
Net cash received from disposal of subsidiaries and other business units		4,759	32,057	1,673	-
Sub-total of cash inflows		70,166	88,292	40,797	50,289
Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets		(243,752)	(265,563)	(171,879)	(193,939)
Cash paid to acquire investments		(58,925)	(35,761)	(9,168)	(9,977)
Net cash paid for the acquisition of subsidiaries and other business entities		(460)	-	-	-
Sub-total of cash outflows		(303,137)	(301,324)	(181,047)	(203,916)
Net cash flows used for investing activities		(232,971)	(213,032)	(140,250)	(153,627)
Cash flows from financing activities					
Cash received from capital contributions		529	673	-	-
Including: Cash received from non-controlling interests' capital contributions to subsidiaries		529	673	-	-
Cash received from borrowings		866,348	810,092	126,582	172,284
Sub-total of cash inflows		866,877	810,765	126,582	172,284
Cash repayments of borrowings		(891,329)	(836,434)	(133,390)	(201,472)
Cash payments for interest expenses and distribution of dividends or profits		(76,531)	(69,195)	(65,610)	(60,933)
Including: Subsidiaries' cash payments for distribution of dividends or profits to non-controlling interests		(9,547)	(16,508)	-	-
Capital reduction of subsidiaries		-	(69)	-	-
Cash payments relating to other financing activities		(12,730)	(13,038)	(7,136)	(5,854)
Sub-total of cash outflows		(980,590)	(918,736)	(206,136)	(268,259)
Net cash flows used for financing activities		(113,713)	(107,971)	(79,554)	(95,975)
Effect of foreign exchange rate changes on cash and cash equivalents		7,317	(2,308)	-	-
Net Increase/(decrease) in cash and cash equivalents	60(b)	54,401	18,158	36,853	(8,832)
Add: Cash and cash equivalents at the beginning of the period		136,789	118,631	31,955	40,787
Cash and cash equivalents at the end of the period	60(c)	191,190	136,789	68,808	31,955

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF
CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

(All amounts in RMB millions unless otherwise stated)

Items	Shareholders' equity attributable to the Company							Non-controlling interests	Total share-holders' equity
	Share capital	Capital surplus	Special reserve	Other comprehen-sive income	Surplus reserves	Undistributed profits	Sub-total		
Balance at January 1, 2021	183,021	127,222	10,810	(32,128)	203,557	722,939	1,215,421	151,464	1,366,885
Changes in the year of 2021									
Total comprehensive income	-	-	-	(2,609)	-	92,161	89,552	20,634	110,186
Special reserve-safety fund reserve									
Appropriation	-	-	5,612	-	-	-	5,612	10	5,622
Utilisation	-	-	(7,191)	-	-	-	(7,191)	(181)	(7,372)
Profit distribution									
Appropriation to surplus reserves	-	-	-	-	8,413	(8,413)	-	-	-
Distribution to shareholders	-	-	-	-	-	(39,866)	(39,866)	(15,975)	(55,841)
Other equity movement									
Equity transaction with non-controlling interests	-	(15)	-	-	-	-	(15)	(19)	(34)
Capital contribution from non-controlling interests	-	-	-	-	-	-	-	1,059	1,059
Acquisition of subsidiaries	-	-	-	-	-	-	-	769	769
Disposal of subsidiaries	-	-	-	-	-	-	-	(12,380)	(12,380)
Other	-	168	-	-	-	134	302	(72)	230
Balance at December 31, 2021	183,021	127,375	9,231	(34,737)	211,970	766,955	1,263,815	145,309	1,409,124

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua



PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2022 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

	Shareholders' equity attributable to the Company								
Items	Share capital	Capital surplus	Special reserve	Other comprehensive income	Surplus reserves	Undistributed profits	Sub-total	Non-controlling interests	Total shareholders' equity
Balance at January 1, 2022	183,021	127,375	9,231	(34,737)	211,970	766,955	1,263,815	145,309	1,409,124
Changes in the year of 2022									
Total comprehensive income	-	-	-	15,670	-	149,375	165,045	20,702	185,747
Special reserve-safety fund reserve									
Appropriation	-	-	5,972	-	-	-	5,972	275	6,247
Utilisation	-	-	(6,713)	-	-	-	(6,713)	(225)	(6,938)
Profit distribution									
Appropriation to surplus reserves	-	-	-	-	12,987	(12,987)	-	-	-
Distribution to shareholders	-	-	-	-	-	(54,686)	(54,686)	(9,709)	(64,395)
Other equity movement									
Capital contribution from non-controlling interests	-	3	-	-	-	-	3	11,125	11,128
Acquisition of subsidiaries	-	-	-	-	-	-	-	634	634
Disposal of subsidiaries	-	-	-	-	-	-	-	7	7
Other	-	(3,766)	-	5	-	(99)	(3,860)	409	(3,451)
Balance at December 31, 2022	183,021	123,612	8,490	(19,062)	224,957	848,558	1,369,576	168,527	1,538,103

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

PETROCHINA COMPANY LIMITED
COMPANY STATEMENT OF
CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

(All amounts in RMB millions unless otherwise stated)

Items	Share capital	Capital surplus	Special reserve	Other comprehensive income	Surplus reserves	Undistributed profits	Total share-holders' equity
Balance at January 1, 2021	183,021	127,044	4,708	455	192,465	619,102	1,126,795
Changes in the year of 2021							
Total comprehensive income	-	-	-	(205)	-	84,133	83,928
Special reserve-safety fund reserve							
Appropriation	-	-	3,558	-	-	-	3,558
Utilisation	-	-	(3,437)	-	-	-	(3,437)
Profit distribution							
Appropriation to surplus reserves	-	-	-	-	8,413	(8,413)	-
Distribution to shareholders	-	-	-	-	-	(39,866)	(39,866)
Other	-	163	-	-	-	-	163
Balance at December 31, 2021	183,021	127,207	4,829	250	200,878	654,956	1,171,141
Balance at January 1, 2022	183,021	127,207	4,829	250	200,878	654,956	1,171,141
Changes in the year of 2022							
Total comprehensive income	-	-	-	470	-	129,869	130,339
Special reserve-safety fund reserve							
Appropriation	-	-	4,337	-	-	-	4,337
Utilisation	-	-	(4,546)	-	-	-	(4,546)
Profit distribution							
Appropriation to surplus reserves	-	-	-	-	12,987	(12,987)	-
Distribution to shareholders	-	-	-	-	-	(54,686)	(54,686)
Other	-	(3,721)	-	-	-	-	(3,721)
Balance at December 31, 2022	183,021	123,486	4,620	720	213,865	717,152	1,242,864

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

1 COMPANY BACKGROUND

PetroChina Company Limited (the "Company") was established as a joint stock company with limited liability on November 5, 1999 by 中國石油天然氣集團公司 (China National Petroleum Corporation ("CNPC")) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 "Reply on the approval of the establishment of PetroChina Company Limited" from the former State Economic and Trade Commission of the People's Republic of China ("China" or "PRC"). CNPC restructured ("the Restructuring") and injected its core business and the related assets and liabilities into the Company. 中國石油天然氣集團公司 was renamed 中國石油天然氣集團有限公司 ("CNPC"before and after the change of name) on December 19, 2017. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the "Group".

The Group is principally engaged in (i) the exploration, development, transportation and production and marketing of crude oil and natural gas, and new energy business; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products, and new materials business; (iii) the marketing of refined products and non-oil products, and trading business; and (iv) the transportation of natural gas and the sale of natural gas. The principal subsidiaries of the Group are listed in Note 6(1).

The financial statements were approved by the Board of Directors on March 29, 2023.

2 BASIS OF PREPARATION

The financial statements of the Group are prepared in accordance with Accounting Standards for Business Enterprises issued by the Ministry of Finance (the "MOF") and other regulations issued thereafter (hereafter referred to as the "Accounting Standard for Business Enterprises", "China Accounting Standards" or "CAS"). The financial statements have been prepared on the going concern basis.

These financial statements also comply with the disclosure requirements of the financial statements and notes of "Regulation on the Preparation of Information Disclosures by Companies Issuing Securities, No.15: General Requirements for Financial Reports" as revised by the China Securities Regulatory Commission ("CSRC") in 2014.

3 STATEMENT OF COMPLIANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES

The consolidated and the Company's financial statements for the year ended December 31, 2022 truly and completely present the financial position of the Group and the Company as of December 31, 2022 and their financial performance and their cash flows for the year then ended in compliance with the Accounting Standards for Business Enterprises.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

4 PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(1) Accounting Period

The accounting period of the Group starts on January 1 and ends on December 31.

(2) Operating Cycle

The Group takes the period from the exploration or acquisition of the crude oil, natural gas and other assets for exploring, transporting and processing and etc. to their realisation in cash and cash equivalent as a normal operating cycle.

(3) Recording Currency

The recording currency of the Company and most of its subsidiaries is Renminbi ("RMB"). The Group's consolidated financial statements are presented in RMB.

(4) Measurement Properties

Generally are measured at historical cost unless otherwise stated at fair value, net realisable value or present value.

(5) Foreign Currency Translation

(a) Foreign currency transactions

Foreign currency transactions are translated into RMB at the exchange rates prevailing at the date of the transactions.

Monetary items denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss except for those arising from foreign currency specific borrowings for the acquisition, construction of qualifying assets in connection with capitalisation of borrowing costs. Non-monetary items denominated in foreign currencies measured at historical cost are translated into RMB at the historical exchange rates prevailing at the date of the transactions at the balance sheet date. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

(b) Translation of financial statements represented in foreign currency

Assets and liabilities of each balance sheet of the foreign operations are translated into RMB at the closing rates at the balance sheet date, while the equity items are translated into RMB at the exchange rates at the date of the transactions, except for the retained earnings and the translation differences in other comprehensive income. Income and expenses for each income statement of the foreign operations are translated into RMB at the approximate exchange rates at the date of the transactions. The currency translation differences resulted from the above-mentioned translations are recognised as other comprehensive income. The cash flows of overseas operations are translated into RMB at the approximate exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

FINANCIAL STATEMENTS ▶

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(6) Cash and Cash Equivalents

Cash and cash equivalents refer to all cash on hand and deposit held at call with banks, short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(7) Financial Instrument

Financial instruments include cash at bank and on hand, financial assets at fair value through profit or loss, derivative financial assets, accounts receivables, equity securities other than those classified as long-term equity investments, accounts payables, derivative financial liabilities, borrowings, debentures payable and share capital, etc.

(a) Recognition and initial measurement of financial assets and financial liabilities

A financial asset or financial liability is recognised in the balance sheet when the Group becomes a party to the contractual provisions of a financial instrument.

A financial asset (unless it is an accounts receivable without a significant financing component) and financial liability is measured initially at fair value. For financial assets and financial liabilities at fair value through profit or loss, any related directly attributable transaction costs are charged to profit or loss; for other categories of financial assets and financial liabilities, any related directly attributable transaction costs are included in their initial costs. A trade receivable, without significant financing component or practical expedient applied for one year or less contracts is initially measured at the transaction price according to Note 4(22).

(b) Classification and subsequent measurement of financial assets

(i) Classification of the financial assets held by the Group

The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. On initial recognition, a financial asset is classified as measured at amortised cost, at fair value through other comprehensive income ("FVOCI"), or at fair value through profit or loss ("FVTPL").

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL：

- it is held within a business model whose objective is to collect contractual cash flows;

- its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

FINANCIAL STATEMENTS   *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

- it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets;

- its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to designate it as a financial assets at FVOCI. This election is made on an investment-by-investment basis, and from the perspective of the issuer, related investment is in line with the definition of equity instruments.

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL.

The business model in which a financial asset is managed refers to how the Group manages its financial assets in order to generate cash flows. That is, the Group's business model determines whether cash flows will result from collecting contractual cash flows, selling financial assets, or both. The Group determines the business model for managing financial assets according to the facts and based on the specific business objectives for the managing the financial assets determined by the Group's key management personnel.

In assessing whether the contractual cash flows are solely payments of principal and interest on the principal amount outstanding, the Group considers the contractual cash flow characteristics of the instrument. For the purposes of this assessment, "principal" is defined as the fair value of the financial assets at initial recognition. "Interest" is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs, as well as a profit margin. The Group also assesses whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

(ii) Subsequent measurement of the financial assets

- Financial assets at FVTPL:

These financial assets are subsequently measured at fair value. Gains and losses, including any interest or dividend income, are recognised in profit or loss, unless the financial assets are a part of hedging relationship.

- Financial assets measured at amortised cost:

These assets are subsequently measured at amortised cost using the effective interest method. Gains or losses on financial assets that are measured at amortised cost and are not a part of any hedging relationship shall be recognised in profit or loss when the financial asset is derecognised, through the amortisation process or in order to recognise impairment gains or losses.



• Debt investments at FVOCI:

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, impairment and foreign exchange gains and losses are recognised in profit or loss. Other gains and losses are recognised in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to profit or loss.

• Equity investments at FVOCI:

These assets are subsequently measured at fair value. Dividends are recognised in profit or loss. Other gains and losses are recognised in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to retained earnings.

(c) Classification and subsequent measurement of financial liabilities

Financial liabilities are classified as measured at FVTPL or amortised cost.

• Financial liabilities at FVTPL:

A financial liability is classified as at FVTPL if it is classified as held-for-trading (including derivative financial liability) or it is designated as such on initial recognition.

Financial liabilities at FVTPL are subsequently measured at fair value. Gains and losses, including any interest expense, are recognised in profit or loss, unless the financial liabilities are part of a hedging relationship.

• Financial liabilities at amortised cost:

Other financial liabilities are subsequently measured at amortised cost using the effective interest method.

(d) Offsetting

Financial assets and financial liabilities are generally presented separately in the balance sheet, and are not offset. However, a financial asset and a financial liability are offset and the net amount is presented in the balance sheet when both of the following conditions are satisfied:

• the Group currently has a legally enforceable right to set off the recognised amounts;

• the Group intends either to settle on a net basis, or to realise the financial asset and settle the financial liability simultaneously.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(e) Derecognition of financial assets and financial liabilities

Financial asset is derecognised when one of the following conditions is met:

• the Group's contractual rights to the cash flows from the financial asset expire;

• the financial asset has been transferred and the Group transfers substantially all of the risks and rewards of ownership of the financial asset; or

• the financial asset has been transferred, although the Group neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, it does not retain control over the transferred asset.

Where a transfer of a financial asset in its entirety meets the criteria for derecognition, the difference between the two amounts below is recognised in profit or loss:

• the carrying amount of the financial asset transferred measured at the date of derecognition;

• the sum of the consideration received from the transfer and, when the transferred financial asset is a debt investment at FVOCI, any cumulative gain or loss that has been recognised directly in other comprehensive income for the part derecognised.

The Group derecognises a financial liability (or part of it) only when its contractual obligation (or part of it) is extinguished, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

(f) Impairment

The Group recognises loss allowances for expected credit loss ("ECL") on financial assets measured at amortised cost , contract assets and debt investments measured at FVOCI.

Financial assets measured at fair value, including debt investments or equity investments at FVTPL, equity investments designated at FVOCI and derivative financial assets, are not subject to the ECL assessment.

(i) Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

The maximum period considered when estimating ECLs is the maximum contractual period (including extension options) over which the group is exposed to credit risk.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the balance sheet date (or a shorter period if the expected life of the instrument is less than 12 months).

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime ECL. ECLs on these financial assets are estimated using a provision matrix based on the Group's historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the balance sheet date.

Except for trade receivables and contract assets, the Group measures loss allowance at an amount equal to 12-month ECL for the following financial instruments that have low credit risk for which credit risk has not increased significantly since initial recognition, and at an amount equal to lifetime ECL for trade receivables and contract assets.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort, including forward-looking information.

(ii) Financial instruments that have low credit risk

The credit risk on a financial instrument is considered low if the financial instrument has a low risk of default, the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

(iii) Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the balance sheet date with that assessed at the date of initial recognition.

(iv) Credit-impaired financial assets

At each balance sheet date, the Group assesses whether financial assets carried at amortised cost and debt investments at FVOCI are credit-impaired. A financial asset is 'credit-impaired' when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence that a financial asset is credit-impaired includes the following observable data:

• significant financial difficulty of the borrower or issuer;

• a breach of contract, such as a default or delinquency in interest or principal payments;

• for economic or contractual reasons relating to the borrower's financial difficulty, the Group having granted to the borrower a concession that would not otherwise consider;

• it is probable that the borrower will enter bankruptcy or other financial reorganisation; or

• the disappearance of an active market for that financial asset because of financial difficulties.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(v) Presentation of allowance for ECL

ECLs are remeasured at each balance sheet date to reflect changes in the financial instrument's credit risk since initial recognition. Any change in the ECL amount is recognised as an impairment gain or loss in profit or loss. The Group recognises an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for debt investments that are measured at FVOCI, for which the loss allowance is recognised in other comprehensive income.

(vi) Write-off

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. A write-off constitutes a derecognition event. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, according to the Group's procedures for recovery of amounts due, financial assets that are written off could still be subject to enforcement activities.

Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in profit or loss in the period in which the recovery occurs.

(g) Determination of financial instruments' fair value

Regarding financial instruments, for which there is an active market, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. If there is no active market for a financial instrument, valuation techniques shall be adopted to determine the fair value.

When measuring fair value, the Group takes into account the characteristics of the particular asset or liability (including the condition and location of the asset and restrictions, if any, on the sale or use of the asset) that market participants would consider when pricing the asset or liability at the measurement date, and uses valuation techniques that are appropriate in the circumstances and for which sufficient data and other information are available to measure fair value. Valuation techniques mainly include the market approach, the income approach and the cost approach.

(h) Derivative financial instruments and hedge accounting

Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for hedge accounting.

Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period, to represent the effect of risk management activities.

Hedged items are the items that expose the Group to risks of changes in future fair value or future cash flows and that are designated as being hedged and that must be reliably measurable. The Group's hedged items include a forecast transaction that is settled with an undetermined future market price and exposes the Group to risk of variability in cash flows, etc.



FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

A hedging instrument is a designated derivative whose changes in future fair value or cash flows are expected to offset changes in the fair value or the cash flows of the hedged item. The hedging relationship meets all of the following hedge effectiveness requirements:

(i) There is an economic relationship between the hedged item and the hedging instrument, which share a risk and that gives rise to opposite changes in fair value that tend to offset each other.

(ii) The effect of credit risk does not dominate the value changes that result from that economic relationship.

(iii) The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item. However, that designation shall not reflect an imbalance between the weightings of the hedged item and the hedging instrument.

• Cash flow hedges

Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, a recognised asset or liability or a highly probable forecast transaction, and could affect profit or loss. As long as a cash flow hedge meets the qualifying criteria for hedge accounting, the amount of cash flow hedges reserve is the lower of the following two absolute amounts:

• The cumulative gain or loss on the hedging instrument from inception of the hedge;

• The cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in other comprehensive income.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

The amount that has been accumulated in the cash flow hedge reserve shall be accounted for as follows：

• If a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or a hedged forecast transaction for a non-financial asset or a non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the entity shall remove that amount from the cash flow hedge reserve and include it directly in the initial cost or other carrying amount of the asset or the liability.

• For cash flow hedges, other than those covered by the preceding two policy statements, that amount shall be reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the hedged expected future cash flows affect profit or loss.

• If the amount that has been accumulated in the cash flow hedge reserve is a loss and the Group expects that all or a portion of that loss will not be recovered in one or more future periods, the Group immediately reclassify the amount that is not expected to be recovered into profit or loss.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

In case of the following circumstances, the Group discontinues the use of hedge accounting:

- when the hedging relationship no longer meets the risk management objective on the basis of which it qualified for hedge accounting (ie. the entity no longer pursues that risk management objective);

- or when a hedging instrument expires or is sold, terminated, exercised;

- or there is no longer an economic relationship between the hedged item and the hedging instrument or the effect of credit risk starts to dominate the value changes that result from that economic relationship;

- or no longer meets the criteria for hedge accounting.

When the Group discontinues hedge accounting for a cash flow hedge, it shall account for the amount that has been accumulated in the cash flow hedge reserve as follows:

- If the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve and shall be accounted for as cash flow hedges.

- If the hedged future cash flows are no longer expected to occur, that amount shall be immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment. A hedged future cash flow that is no longer highly probable to occur may still be expected to occur, if the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve and shall be accounted for as cash flow hedges.

(8) Inventories

Inventories include crude oil and other raw materials, work in progress, finished goods and spare parts and consumables, and are measured at the lower of cost and net realisable value.

Inventories are initially measured at cost. Cost of inventories comprises all costs of purchase, costs of conversion and other expenditure incurred in bringing the inventories to their present location and condition. In addition to the purchase cost of raw materials, work in progress and finished goods include direct labour costs and an appropriate allocation of production overheads.

Cost of inventories is determined primarily using the weighted average method. The cost of finished goods and work in progress comprises cost of crude oil, other raw materials, direct labour and production overheads allocated based on normal operating capacity. Spare parts and consumables include low cost consumables and packaging materials. Low cost consumables are amortised with graded amortisation method and packaging materials are expensed off in full.

Provision for decline in the value of inventories is measured as the excess of the carrying value of the inventories over their net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realisable value of materials held for use in the production is measured based on the net realisable value of the finished goods in which they will be incorporated. The net realisable value of the inventory held to satisfy sales or service contracts is measured based on the contract price, to the extent of the quantities specified in sales contracts, and the excess portion of inventories is measured based on general selling prices.

The Group adopts perpetual inventory system.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(9) Long-term Equity Investments and Joint Operations

Long-term equity investments comprise the Company's equity investments in subsidiaries, and the Group's equity investments in joint ventures and associates.

Long-term equity investments acquired through business combinations: For a long-term equity investment acquired through a business combination under common control, the proportionate share of the carrying value of shareholders' equity of the combined entity in the consolidated financial statements of the ultimate controlling party shall be treated as initial cost of the investment on the acquisition date. For a long-term equity investment obtained through a business combination not involving entities under common control, the initial cost comprises the aggregate of the fair value of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree.

Long-term equity investments acquired through other than business combinations: For an acquisition settled in cash, the initial cost of investment shall be the actual cash consideration paid. For an acquisition settled by the issuance of equity securities, the initial cost of investment shall be the fair value of equity securities issued.

(a) Subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of the Company and are consolidated after being adjusted by the equity method accounting in consolidated financial statements.

Long-term equity investments accounted for at cost are measured at the initial investment cost unless the investment is classified as held for sale. The cash dividends or profit distributions declared by the investees are recognised as investment income in the income statement.

A listing of the Group's principal subsidiaries is set out in Note 6(1).

(b) Joint ventures and associates

Joint ventures are arrangements whereby the Group and other parties have joint control and rights to the net assets of the arrangements. Associates are those in which the Group has significant influence over the financial and operating policies.

The term "joint control" refers to the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities (activities with significant impact on the returns of the arrangement) require the unanimous consent of the parties sharing control.

The term "significant influence" refers to the power to participate in the formulation of financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.

The investments in joint ventures and associates are accounted for using the equity method accounting. The excess of the initial cost of the investment over the share of the fair value of the investee's net identifiable assets is included in the initial cost of the investment. While the excess of the share of the fair value of the investee's net identifiable assets over the cost of the investment is instead recognised in profit or loss in the period in which the investment is acquired and the cost of the long-term equity investment is adjusted accordingly.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

Under the equity method accounting, the Group's share of its investees' post-acquisition profits or losses and other comprehensive income is recognised as investment income or losses and other comprehensive income respectively. When the Group's share of losses of an investee equals or exceeds the carrying amount of the long-term equity investment and other long-term interests which substantively form the net investment in the investee, the Group does not recognise further losses as provisions, unless it has obligations to bear extra losses which meet the criteria of recognition for liabilities according to the related standards for contingencies. Movements in the investee owner's equity other than profit or loss, other comprehensive income and profit distribution should be proportionately recognised in the Group's equity, provided that the share interest of the investee remained unchanged. The share of the investee's profit distribution or cash dividends declared is accounted for as a reduction of the carrying amount of the investment upon declaration. The profits or losses arising from the intra-Group transactions between the Group and its investees are eliminated to the extent of the Group's interests in the investees, on the basis of which the investment income or losses are recognised. The unrealised loss on the intra-Group transaction between the Group and its investees, of which nature is asset impairment, is recognised in full amount, and the relevant unrealised loss is not allowed to be eliminated. If the Group invests a business to investee as a long-term equity investment but not obtain control, the fair value of the invested business shall be used as the initial investment cost of the long-term equity investment. The difference between the carrying amount of the initial cost of the investment and the invested business is recognised in profit or loss.

(c) Impairment of long-term equity investments

For investments in subsidiaries, joint ventures and associates, if the recoverable amount is lower than its carrying amount, the carrying amount shall be written down to the recoverable amount (Note 4(16)). After an impairment loss has been recognised, it shall not be reversed in future accounting periods for the part whose value has been recovered.

(d) Joint Operations

A joint operation is an arrangement whereby the Group and other joint operators have joint control and the Group has rights to the assets and obligation for the liabilities, relating to the arrangement.

The Group recognises items related to its interest in a joint operation as follows:

- its solely-held assets, and its share of any assets held jointly;

- its solely-assumed liabilities, and its share of any liabilities incurred jointly;

- its revenue from the sale of its share of the output arising from the joint operation;

- its share of the revenue from the sale of the output by the joint operation;

- its solely-incurred expenses, and its share of any expenses incurred jointly.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(10) Fixed Assets

Fixed assets comprise buildings, equipment and machinery, motor vehicles and other. Fixed assets purchased or constructed are initially recorded at cost. The fixed assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

Subsequent expenditures for fixed assets are included in the cost of fixed assets only when it is probable that in future economic benefits associated with the items will flow to the Group and the cost of the items can be measured reliably. The carrying amount of the replaced part is derecognised. All other subsequent expenditures are charged to profit or loss during the financial period in which they are incurred.

Fixed assets are depreciated using the straight-line method based on the balance of their costs less estimated residual values over their estimated useful lives. For those fixed assets being provided for impairment loss, the related depreciation charge is determined based on the net value lessening the impairment recognised over their remaining useful lives.

The estimated useful lives, estimated residual value ratios and annual depreciation rates of the fixed assets are as follows:

	Estimated useful lives	Estimated residual value ratio %	Annual depreciation rate %
Buildings	8 to 40 years	5	2.4 to 11.9
Equipment and Machinery	4 to 30 years	3 to 5	3.2 to 24.3
Motor Vehicles	4 to 14 years	5	6.8 to 23.8
Others	5 to 12 years	5	7.9 to 19.0

The estimated useful lives, estimated residual values and depreciation method of the fixed assets are reviewed, and adjusted if appropriate, at year end.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its recoverable amount (Note 4(16)).

The carrying amounts of fixed assets are derecognised when the fixed assets are disposed or no future economic benefits are expected from their use or disposal. When fixed assets are sold, transferred, disposed or damaged, gains or losses on disposal are determined by comparing the proceeds with the carrying amounts of the assets, adjusted by related taxes and expenses, and are recorded in profit or loss in the disposal period.

(11) Oil and Gas Properties

Oil and gas properties include the mineral interests in properties, wells and related facilities arising from oil and gas exploration and production activities.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

The costs of obtaining the mineral interests in properties are capitalised when they are incurred and are initially recognised at acquisition costs. Exploration license fee, production license fee, rent and other costs for retaining the mineral interests in properties, subsequent to the acquisition of the mineral interests in properties, are charged to profit or loss.

The Ministry of Natural Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

The oil and gas properties are amortised at the field level based on the unit of production method except for the mineral interests in unproved properties which are not subjected to depletion. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of production licenses.

The carrying amount of oil and gas properties is reduced to the recoverable amount when their recoverable amount is lower than their carrying amount. The recoverable amount is the higher of an asset's fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset (or asset group, the same below) (Note 4(16)).

(12) Construction in Progress

Construction in progress is recognised at actual cost. The actual cost comprises construction costs, other necessary costs incurred and the borrowing costs eligible for capitalisation to prepare the asset for its intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.

Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs, the successful efforts method is used for the capitalisation of the drilling exploration costs. Drilling exploration costs included in the oil and gas exploration costs are capitalised as wells and related facilities when the wells are completed and economically proved reserves are found. Drilling exploration costs related to the wells without economically proved reserves less the net residual value are recorded in profit or loss. The related drilling exploration costs for the sections of wells with economically proved reserves are capitalised as wells and related facilities, and the costs of other sections are recorded in profit or loss. Drilling exploration costs are temporarily capitalised pending the determination of whether economically proved reserves can be found within one year of the completion of the wells. For wells that are still pending determination of whether economically proved reserves can be found after one year of completion, the related drilling exploration costs remain temporarily capitalised only if sufficient reserves are found in those wells and further exploration activities are required to determine whether they are economically proved reserves or not, and further exploration activities are under way or firmly planned and are about to be implemented. Otherwise the related costs are recorded in profit or loss. If proved reserves are discovered in a well, for which the drilling exploration costs have been expensed previously, no adjustment should be made to the drilling exploration costs that were expensed, while the subsequent drilling exploration costs and costs for completion of the well are capitalised. The non-drilling exploration costs are recorded in profit or loss when incurred. Oil and gas development costs are capitalised as the respective costs of wells and related facilities for oil and gas development based on their intended use. The economically proved reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government supervision regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

The Group sells the products or by-products produced before the fixed assets reach the scheduled useable state, or in the research and development process, which be determined as trial operation sales. Related income and cost is present respectively in financial statements according to the daily activities and non-routine activities. Belongs to daily activities, in "Operating income" and "Cost of sales" project list, belongs to non-routine activities, shown in "Gains on asset disposal" and other projects.

(13) Intangible Assets and Goodwill

Intangible assets include land use rights and patents, etc., and are initially recorded at cost. The intangible assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets.

Land use rights are amortised using the straight-line method over 30 to 50 years. If it is impracticable to allocate the amount paid for the purchase of land use rights and buildings between the land use rights and the buildings on a reasonable basis, the entire amount is accounted for as fixed assets.

The franchise is initially recorded at actual cost, and amortised using the straight-line method over estimated useful lives of gas station.

Patent and other intangible assets are initially recorded at actual cost, and amortised using the straight-line method over their estimated useful lives.

The carrying amount of intangible assets is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(16)). The estimated useful years and amortisation method of the intangible assets with finite useful life are reviewed, and adjusted if appropriate, at each financial year-end.

The initial cost of goodwill represents the excess of cost of acquisition over the acquirer's interest in the fair value of the identifiable net assets of the acquiree under a business combination not involving entities under common control.

Goodwill is not amortised and is stated in the balance sheet at cost less accumulated impairment losses (Note 4(16)). On disposal of an asset group or a set of asset groups, any attributable goodwill is written off and included in the calculation of the profit or loss on disposal.

(14) Research and Development

Research expenditure incurred is recognised as an expense. Costs incurred on development projects shall not be capitalised unless they satisfy the following conditions simultaneously:

• In respect of the technology, it is feasible to finish the intangible asset for use or sale;

• It is intended by management to finish and use or sell the intangible asset;

• It is able to prove that the intangible asset is to generate economic benefits;

• With the support of sufficient technologies, financial resources and other resources, it is able to finish the development of the intangible asset, and it is able to use or sell the intangible asset; and

• The costs attributable to the development of the intangible asset can be reliably measured.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

Costs incurred on development projects not satisfying the above conditions shall be recorded in profit or loss of the current period. Costs incurred on development recorded in profit or loss in previous accounting periods shall not be re-recognised as asset in future accounting periods. Costs incurred on development already capitalised shall be listed as development expenditure in the balance sheet, which shall be transferred to intangible asset from the date when the expected purposes of use are realised.

(15) Long-term Prepaid Expenses

Long-term prepaid expenses are the expenses that should be borne by current and subsequent periods and should be amortised over more than one year. Long-term prepaid expenses are amortised using the straight-line method over the expected beneficial periods and are presented at cost less accumulated amortisation.

(16) Impairment of Non-current Assets

Fixed assets, oil and gas properties except for mineral interests in unproved properties, construction in progress, intangible assets with finite useful life, long-term equity investments, long-term prepaid expenses and right-of-use assets are tested for impairment if there is any indication that an asset may be impaired at the balance sheet date. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount if the impairment test indicates that the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset's fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset. Impairment should be assessed and recognised for each individual asset. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash flow.

The goodwill, presented separately in financial statements, is allocated to each asset group or set of asset groups, which is expected to benefit from the synergies of the combination for the purpose of impairment testing, and should be subject to impairment assessment at least on an annual basis regardless whether there exists any indicators of impairment. Where the impairment assessment indicates that, for the cash-generating unit (that includes the allocated goodwill), the recoverable amount is lower than the carrying value, then an impairment loss will be recorded.

The mineral interests in unproved properties are tested annually for impairment. If the cost incurred to obtain a single property is significant, the impairment test is performed and the impairment loss is determined on the basis of the single property. If the cost incurred to obtain a single property is not significant and the geological structure features or reserve layer conditions are identical or similar to those of other adjacent properties, impairment tests are performed on the basis of a group of properties that consist of several adjacent mining areas with identical or similar geological structure features or reserve layer conditions.

Once an impairment loss of these assets is recognised, it is not allowed to be reversed even if the value can be recovered in subsequent period.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(17) Borrowing Costs

Borrowing costs incurred that are directly attributable to the acquisition and construction of fixed assets and oil and gas properties, which require a substantial period of time for acquisition and construction activities to get ready for their intended use, are capitalised as part of the cost of the assets when capital expenditures and borrowing costs have already incurred and the activities of acquisition and construction necessary to prepare the assets to be ready for their intended use have commenced. The capitalisation of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are recognised as financial expense. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For a borrowing taken specifically for the acquisition or construction activities for preparing fixed asset and oil and gas property eligible for capitalisation, the to-be-capitalised amount of interests shall be determined according to the actual costs incurred less any income earned on the unused borrowing fund as a deposit in the bank or as a temporary investment.

Where a general borrowing is used for the acquisition or construction of fixed asset and oil and gas property eligible for capitalisation, the Group shall calculate and determine the to-be-capitalised amount of interests on the general borrowing by multiplying the part of the accumulative asset disbursements in excess of the weighted average asset disbursement for the specifically borrowed fund by the weighted average actual rate of the general borrowing used. The actual rate is the rate used to discount the future cash flow of the borrowing during the expected existing period or the applicable shorter period to the originally recognised amount of the borrowing.

(18) Employee Compensation

(a) Short-term benefits

Employee wages or salaries, bonuses, social security contributions such as medical insurance, work injury insurance, maternity insurance and housing fund, measured at the amount incurred or at the applicable benchmarks and rates, are recognised as a liability as the employee provides services, with a corresponding charge to profit or loss or included in the cost of assets where appropriate.

(b) Post-employment benefits-Defined Contribution Plans

Pursuant to the relevant laws and regulations of the People's Republic of China, the Group participated in a defined contribution basic pension insurance in the social insurance system established and managed by government organisations. The Group has similar defined contribution plans for its employees in its overseas operations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognised as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred.

The Group has no other material obligation for the payment of pension benefits associated with schemes beyond the contributions described above.

(19) Government grants

Government grants are non-reciprocal transfers of monetary or non-monetary assets from the government to the Group except for capital contributions from the government in the capacity as an investor in the Group.

A government grant is recognised when there is reasonable assurance that the grant will be received and that the Group will comply with the conditions attaching to the grant.

If a government grant is in the form of a transfer of a monetary asset, it is measured at the amount received or receivable. If a government grant is in the form of a transfer of a non-monetary asset, it is measured at fair value.

Government grants related to assets are grants whose primary condition is that the Group qualifying for them should purchase, construct or otherwise acquire long-term assets. Government grants related to income are grants other than those related to assets. A government grant related to an asset is recognised initially as deferred income and amortised to profit or loss in a reasonable and systematic manner within the useful life of the relevant assets. A grant that compensates the Group for expenses or losses to be incurred in the future is recognised initially as deferred income, and recognised in profit or loss or released to relevant cost in the period in which the expenses or losses are recognised. A grant that compensates the Group for expenses or losses already incurred is recognised to profit or loss or released to related cost immediately.

Government grants related to daily activities are recognised in other income or written down the related cost and expenses according to the nature of business activities. Government grants related to non-daily activities are recognised in non-operating income or expenses.

(20) Provisions

Provisions for product guarantee, quality onerous contracts etc. are recognised when the Group has present obligations, and it is probable that an outflow of economic benefits will be required to settle the obligations, and the amounts can be reliably estimated.

Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as the risks, uncertainties and the time value of money shall be taken into account as a whole in reaching the best estimate of provisions. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash flows. The increase in the discounted amount of the provision arising from the passage of time is recognised as interest expense.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

Asset retirement obligations which meet the criteria of provisions are recognised as provisions and the amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements, while a corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depleted as part of the costs of the oil and gas properties. Interest expenses from the assets retirement obligations for each period are recognised with the effective interest method during the useful life of the related oil and gas properties. Due to technological progress, legal requirements or changes in the market environment, changes in the provisions caused by changes in the amount of expenditure, estimated time of retirement obligations, discount rate, etc., may occur in fulfilling the retirement obligation. For an increase in provisions, the cost of oil and gas properties will be increased accordingly; for a decrease in provisions, the cost of oil and gas properties will be deducted within the limit of the carrying amount of assets related to decommissioning expenses. If a decrease in the provision exceeds the carrying amount of the oil and gas properties recognised corresponding to the provision, the excess shall be recognised immediately in profit or loss.

If the conditions for the recognition of the provisions are not met, the expenditures for the decommissioning, removal and site cleaning will be expensed in profit or loss when occurred.

(21) Income tax

Current and deferred taxes are recognised in profit or loss, except for income tax arising from business combination or transactions or events which are directly included in owners' equity (including other comprehensive income).

Current tax is the expected tax payable on the taxable income for the year, using tax rates stipulated by the tax law, and any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets are offset against current tax liabilities if the Group has a legal right to settle on a net basis and intends to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences (temporary differences) arising between the tax bases of assets and liabilities and their carrying amounts. The deductible losses, which can be utilised against the future taxable profit in accordance with tax law, are regarded as temporary differences and a deferred tax asset is recognised accordingly. The deferred tax assets and deferred tax liabilities are not accounted for the temporary differences resulting from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profits (or deductible loss). At the balance sheet date, deferred tax assets and deferred tax liabilities are determined using tax rates that are expected to apply to the period when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets of the Group are recognised for deductible temporary differences and deductible losses and tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.

◀◆▶ **FINANCIAL STATEMENTS** *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

Deferred tax liabilities are recognised for taxable temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that, and only to the extent that, it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Deferred tax assets and liabilities which meet the following conditions shall be presented on a net basis:

• Deferred tax assets and liabilities are related to the income tax of the same entity within the Group levied by the same authority;

• This entity within the Group is legally allowed to settle its current tax assets and liabilities on a net basis.

(22) Revenue Recognition

Revenue is the gross inflow of economic benefits arising in the course of the Group's ordinary activities when the inflows result in increase in shareholders' equity, other than increase relating to contributions from shareholders.

Revenue is recognised when the Group satisfies the performance obligation in the contract by transferring the control over relevant goods or services to the customers.

Where a contract has two or more performance obligations, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocates the transaction price in proportion to those stand-alone selling prices. The Group recognises as revenue the amount of the transaction price that is allocated to each performance obligation. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to a customer. If a stand-alone selling price is not directly observable, the Group considers all information that is reasonably available to the entity, maximises the use of observable inputs to estimate the stand-alone selling price.

For the contract which the Group grants a customer the option to acquire additional goods or services (such as loyalty points), the Group assesses whether the option provides a material right to the customer. If the option provides a material right, the Group recognises the option as a performance obligation, and recognises revenue when those future goods or services are transferred or when the option expires. If the stand-alone selling price for a customer's option to acquire additional goods or services is not directly observable, the Group estimates it, taking into account all relevant information, including the difference in the discount that the customer would receive when exercising the option or without exercising the option, and the likelihood that the option will be exercised.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The Group recognises the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved. To determine the transaction price for contracts in which a customer promises consideration in a form other than cash, the Group measures the non-cash consideration at fair value. If the Group cannot reasonably estimate the fair value of the non-cash consideration, the Group measures the consideration indirectly by reference to the stand-alone selling price of the goods or services promised to the customer in exchange for the consideration. The consideration which the Group expects to refund to the customer is recognised as refund liabilities and excluded from transaction price. Where the contract contains a significant financing component, the Group recognises the transaction price at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when (or as) they transfer to the customer. The difference between the amount of promised consideration and the cash selling price is amortised using an effective interest method over the contract term. The Group does not adjust the consideration for any effects of a significant financing component if it expects, at contract inception, that the period between when the Group transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

The Group satisfies a performance obligation over time if one of the following criteria is met; or otherwise, a performance obligation is satisfied at a point in time:

- The customer simultaneously receives and consumes the benefits provided by the Group's performance as the Group performs;

- The customer can control the asset created or enhanced during the Group's performance;

- The Group's performance does not create an asset with an alternative use to it and the Group has an enforceable right to payment for performance completed to date.

For performance obligation satisfied over time, the Group recognises revenue over time by measuring the progress towards complete satisfaction of that performance obligation. When the outcome of that performance obligation cannot be measured reasonably, but the Group expects to recover the costs incurred in satisfying the performance obligation, the Group recognises revenue only to the extent of the costs incurred until such time that it can reasonably measure the outcome of the performance obligation.

For performance obligation satisfied at a point in time, the Group recognises revenue at the point in time at which the customer obtains control of relevant goods or services. To determine whether a customer has obtained control of goods or services, the Group considers the following indicators:

- The Group has a present right to payment for the product or service;

- The Group has transferred physical possession of the goods to the customer;

- The Group has transferred the legal title of the goods or the significant risks and rewards of ownership of the goods to the customer; and

- The customer has accepted the goods or services.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

The Group determines whether it is a principal or an agent, depending on whether it obtains control of the specified good or service before that good or service is transferred to a customer. The Group is a principal if it controls the specified good or service before that good or service is transferred to a customer, and recognises revenue in the gross amount of consideration to which it has received (or receivable). Otherwise, the Group is an agent, and recognises revenue in the amount of any fee or commission to which it expects to be entitled. The fee or commission is the net amount of consideration that the Group retains after paying the other party the consideration, or is the established amount or proportion.

A contract asset is the Group's right to consideration in exchange for goods or services that it has transferred to a customer when that right is conditional on something other than the passage of time. The Group recognises loss allowances for expected credit loss on contract assets (Note 4(7)(f)). Accounts receivable is the Group's right to consideration that is unconditional (only the passage of time is required). A contract liability is the Group's obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

The following is the description of accounting policies regarding revenue from the Group's principal activities:

(a) Sales of goods

The Group shall recognise revenue when (or as) the customer obtains control of relevant product. Obtaining control of relevant product means that a customer can dominate the use of the product and obtain almost all the economic benefits from it.

(b) Rendering of services

The Group recognises its revenue from rendering of services on performance progress. Customers simultaneously receive the service as the Group performs its obligation over time and consume the benefits arising from the Group's performance. Otherwise, a performance obligation is satisfied at a point in time, the Group shall recognise revenue when (or as) the customer obtains control of revenue service.

(c) Loyalty points

Under its customer loyalty programme, the Group allocates a portion of the transaction price received to loyalty points that are redeemable against any future purchases of the Group's goods or services. This allocation is based on the relative stand-alone selling prices. The amount allocated to the loyalty programme is deferred, and is recognised as revenue when loyalty points are redeemed or expire.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(23) Contract Costs

Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer.

Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. The Group recognises as an asset the incremental costs of obtaining a contract with a customer if it expects to recover those costs, unless the expected amortisation period is one year or less from the date of initial recognition of the asset, in which case the costs are expensed when incurred. Other costs of obtaining a contract are expensed when incurred.

If the costs to fulfil a contract with a customer are not within the scope of inventories or other accounting standards, the Group recognises an asset from the costs incurred to fulfil a contract only if those costs meet all of the following criteria:

- The costs relate directly to an existing contract or to a specifically identifiable anticipated contract, including direct labour, direct materials, allocations of overheads (or similar costs), costs that are explicitly chargeable to the customer and other costs that are incurred only because the Group entered into the contract;

- The costs generate or enhance resources of the Group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and

- The costs are expected to be recovered.

Assets recognised for the incremental costs of obtaining a contract and assets recognised for the costs to fulfil a contract (the "assets related to contract costs") are amortised on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the assets relate and recognised in profit or loss for the current period. The Group recognises the incremental costs of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

The Group recognises an impairment loss in profit or loss to the extent that the carrying amount of an asset related to contract costs exceeds:

- Remaining amount of consideration that the Group expects to receive in exchange for the goods or services to which the asset relates; less

- the costs that relate directly to providing those goods or services that have not yet been recognised as expenses.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(24) Leases

A contract is lease if the lessor conveys the right to control the use of an identified asset to lessee for a period of time in exchange for consideration.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether:

- the contract involves the use of an identified asset. An identified asset may be specified explicitly or implicitly specified in a contract and should be physically distinct, or capacity portion or other portion of an asset that is not physically distinct but it represents substantially all of the capacity of the asset and thereby provides the customer with the right to obtain substantially all of the economic benefits from the use of the asset. If the supplier has a substantive substitution right throughout the period of use, then the asset is not identified;

- the lessee has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use;

- the lessee has the right to direct the use of the asset.

For a contract that contains more separate lease components, the lessee and the lessor separate lease components and account for each lease component as a lease separately. For a contract that contains lease and non-lease components, the lessee and the lessor separate lease components from non-lease components. For a contract that contains lease and non-lease components, the lessee allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. The lessor allocates the consideration in the contract in accordance with the accounting policy in Note 4(22).

(a) The Group as a lessee

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, any lease payments made at or before the commencement date (less any lease incentives received), any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease.

The right-of-use asset is depreciated using the straight-line method. If the lessee is reasonably certain to exercise a purchase option by the end of the lease term, the right-of-use asset is depreciated over the remaining useful lives of the underlying asset. Otherwise, the right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Impairment losses of right-of-use assets are accounted for in accordance with the accounting policy described in Note 4(16).

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate.

A constant periodic rate is used to calculate the interest on the lease liability in each period during the lease term with a corresponding charge to profit or loss or included in the cost of assets where appropriate. Variable lease payments not included in the measurement of the lease liability is charged to profit or loss or included in the cost of assets where appropriate as incurred.

Under the following circumstances after the commencement date, the Group remeasures lease liabilities based on the present value of revised lease payments:

- There is a change in the amounts expected to be payable under a residual value guarantee;

- There is a change in future lease payments resulting from a change in an index or a rate used to determine those payments;

- There is a change in the assessment of whether the Group will exercise a purchase, extension or termination option, or there is a change in the exercise of the extension or termination option .

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Group recognises the lease payments associated with these leases in profit or loss or as the cost of the assets where appropriate using the straight-line method over the lease term.

(b) The Group as a lessor

The Group determines at lease inception whether each lease is a finance lease or an operating lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset irrespective of whether the legal title to the asset is eventually transferred. An operating lease is a lease other than a finance lease. There are no significant finance leases for the Group.

Lease receipts from operating leases is recognised as income using the straight-line method over the lease term. The initial direct costs incurred in respect of the operating lease are initially capitalised and subsequently amortised in profit or loss over the lease term on the same basis as the lease income. Variable lease payments not included in lease receipts are recognised as income as they are earned.

FINANCIAL STATEMENTS   *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(25) Dividend Distribution

Dividend distribution is recognised as a liability in the period in which it is approved by a resolution of shareholders' general meeting.

(26) Business Combination

Accounting treatments for business combinations involving entities under common control and not under common control.

A transaction constitutes a business combination when the Group obtains control of one or more entities (or a group of assets or net assets). Business combination is classified as either business combinations involving enterprises under common control or business combinations not involving enterprises under common control.

For a transaction not involving enterprises under common control, the acquirer determines whether acquired set of assets constitute a business. The Group may elect to apply the simplified assessment method, the concentration test, to determine whether an acquired set of assets is not a business. If the concentration test is met and the set of assets is determined not to be a business, no further assessment is needed. If the concentration test is not met, the Group shall perform the assessment according to the guidance on the determination of a business.

When the set of assets the group acquired does not constitute a business, acquisition costs should be allocated to each identifiable assets and liabilities at their acquisition-date fair values. It is not required to apply the accounting of business combination described as below.

(a) Business combination under common control

A business combination involving entities under common control is a business combination in which all of the combining entities are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The net assets obtained by the acquirer are measured based on their carrying value in the consolidated financial statement of the ultimate controlling party at the combination date. The difference between the carrying value of the net assets obtained and the carrying value of the consideration is adjusted against the capital surplus. If the capital surplus is not sufficient to be offset, the remaining balance is adjusted against retained earnings.

Costs incurred directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired. The combination date is the date on which one combining entity obtains control of other combining entities.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(b) Business combination not under common control

A business combination involving entities not under common control is a business combination in which all of the combining entities are not ultimately controlled by the same party or parties both before and after the business combination. The acquisition costs paid and the acquiree's identifiable asset, liabilities and contingent liabilities, if the recognition criteria are met, are measured at their fair value at the acquisition date. Where the cost of combination exceeds the acquirer's interest in the fair value of the acquiree's identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is less than the acquirer's interest in the fair value of the acquiree's identifiable net assets, the difference is recognised directly in profit or loss.

Costs which are directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired. The acquisition date is the date on which the acquirer obtains control of the acquiree.

(27) Basis of Preparation of Consolidated Financial Statements

The scope of consolidated financial statements includes the Company and its subsidiaries controlled by the Company. Control exists when the Group has all the following: power over the investees; exposure, or rights to variable returns from its involvement with the investees and has the ability to affect those returns through its power over the investee. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. Where a subsidiary was acquired, through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements based on the carrying amounts of the assets and liabilities of the subsidiary in the financial statements of the ultimate controlling party as if the combination had occurred at the date that the ultimate controlling party first obtained control. The opening balances and the comparative figures of the consolidated financial statements are also restated. And their net profit earned before the combination date shall be presented separately in the consolidated income statement.

When the accounting policies and accounting periods of subsidiaries are not consistent with those of the Company, the Company will make necessary adjustments to the financial statements of the subsidiaries in accordance with the Company's accounting policies and accounting periods. Where a subsidiary was acquired during the reporting period, through a business combination involving entities not under common control, the identifiable assets and liabilities of the acquired subsidiaries are included in the scope of consolidation from the date that control commences, based on the fair value of those identifiable assets and liabilities at the acquisition date.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

All material intercompany balances, transactions and unrealised gains within the Group are eliminated upon consolidation. The portion of the shareholders' equity or net profit of the subsidiaries that is not attributable to the Company is treated as non-controlling interests and total comprehensive income and presented separately within shareholders' equity in the consolidated balance sheet or within net profit and total comprehensive income in the consolidated income statement.

(28) Segment Reporting

The Group determines its operating segments based on its organisational structure, management requirements and internal reporting system. On the basis of these operating segments, the Group determines the reporting and disclosure of segmental information.

An operating segment refers to a component of the Group that simultaneously meet the following criteria: (1) the component can generate revenue and incur expenses in ordinary activities; (2) the component's operating results can be regularly reviewed by the Group's management to make decisions about resource allocation to the component and assess its performance; (3) the Group can obtain financial information relating to the financial position, operating results and cash flows, etc. of the component. When two or more operating segments exhibit similar economic characteristics and meet certain requirements, the Group may aggregate these operating segments into a single operating segment.

The Group also discloses total external revenue derived from other regions outside China's mainland and the total non-current assets located in other regions outside China's mainland.

(29) Related Party

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control or joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties.

FINANCIAL STATEMENTS ◢ ▶

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

Related parties of the Group and the Company include, but are not limited to the following parties.

(a) The holding company of the Company;

(b) The subsidiaries of the Company;

(c) The parties that are subject to common control with the Company;

(d) Investors that have joint control over the Group;

(e) Investors that have exercise significant influence over the Group;

(f) Joint ventures of the Group;

(g) Associates of the Group;

(h) Principle individual investors of the Group and close family members of such individuals;

(i) key management personnel of the Company or the Company's holding company, and close family members of such individuals;

(j) Other enterprises controlled, jointly controlled by the Group's major investors individually or by family members close to them;

(k) Other enterprises controlled, jointly controlled, by key management personnel of the Company or the Company's holding company or by family members close to them;

(l) Joint ventures or associates of the Company with other members of the Group (including the holding company and the subsidiaries); and

(m) Joint ventures of the Group with other joint ventures or associates of the Group.

In addition to the related parties stated above, the Company determines related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(30) Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below:

(a) Estimation of oil and natural gas reserves

Estimates of oil and natural gas reserves are key elements in the Group's investment decision-making process. They are also important elements in testing for impairment related to oil and gas production activities. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the income statements for property, plant and equipment related to oil and gas production activities. An increase/reduction in proved developed reserves will decrease/increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

(b) Estimation of impairment of fixed assets and oil and gas properties

Fixed assets and oil and gas properties are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future price of crude oil and natural gas, refined and chemical products, the production costs, the product mix, production volumes, production profile and the oil and gas reserves. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group's business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired. For example, when the assumed future price and production profile of crude oil used for the expected future cash flows are different from the actual price and production profile of crude oil respectively experienced in the future, the Group may either over or under recognise the impairment losses for certain assets.

FINANCIAL STATEMENTS ▶

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(c) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the management plan for the decommissioning of oil and gas properties, the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

According to changes in the internal and external environment, accounting standards and company asset retirement expense measures and other relevant regulations, oil and gas field companies recalculate their asset retirement obligations of oil and gas properties based on the latest parameters to more objectively reflect the actual situation of the Company's asset retirement obligation of oil and gas properties.

(31) Change in significant accounting policy

In 2021, the Ministry of Finance promulgated the Notice on the Issuance of Interpretation of Accounting Standards for Business Enterprises No. 15 (hereinafter referred to as Interpretation No. 15) and the Questions and Answers on the Implementation of Accounting Standards for Business Enterprises. The Group and the Company have adopted the above notice and the questions and Answers on the implementation of Accounting Standards for Business Enterprises to prepare the 2022 annual financial statements, and the above amendments have no significant impact on the financial statements of the Group and the Company.

Accounting treatment of trial operation sales

The Group and the Company have implemented the provisions related to the trial operation sales in Interpretation No. 15 since January 1, 2022. Only the inventory of trial operation has been produced, and the revenue of trial operation has not yet been recognized (Note (13)). From January 1, 2021 to the implementation date, the Group and the Company have no significant sales in the trial operation phase, and no significant inventory in the trial operation phase has been produced, which will have no significant impact on the 2021 annual financial statements.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

5 TAXATION

The principal taxes and related tax rates of the Group are presented as below:

Types of taxes	Tax rate	Tax basis and method
Value Added Tax (the "VAT")	13%, 9%, 6%	Based on taxable value added amount. Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less current period's deductible VAT input.
Resource Tax	6%	Based on the revenue from sales of crude oil and natural gas.
Consumption Tax	Based on quantities	Based on sales quantities of taxable products. RMB 1.52 per litre for unleaded gasoline, naphtha, solvent oil and lubricant. RMB 1.2 per litre for diesel and fuel oil.
Corporate Income Tax	15% to 82%	Based on taxable income.
Crude Oil Special Gain Levy	20% to 40%	Based on the sales of domestic crude oil at prices higher than a specific level.
City Maintenance and Construction Tax	1%, 5% or 7%	Based on the actual VAT and consumption tax paid.
Educational surcharge	2% or 3%	Based on the actual VAT and consumption tax paid.
Urban and Township Land Use Tax	RMB 0.9~30	Based on the actual land area occupied in each provinces, autonomous regions and municipalities.

According to "Notice Concerning Import Tax Policies Related to Exploration, Development and Utilization of Energy Resources During the 14th Five-Year Plan Period"(Cai Guan Shui [2021] No.17) jointly issued by Ministry of Finance, State Taxation Administration and General Administration of Customs, for the period from January 1, 2021 to December 31, 2025, the import value-added tax (VAT) of the import link shall be returned in proportion to the projects of cross-border natural gas pipelines and imported liquefied natural gas (LNG) receiving storage and transportation units approved by National Development and Reform Commission. This also includes natural gas imported from the expansion project of the import LNG receiving storage and transportation plant approved by the provincial governments. The import duties of equipment, instruments, zero accessories and special tools shall be exempted to the self-employed projects carrying out oil (natural gas) exploration and development operations in particular areas within the territory of China. The import duties and import value-added tax (VAT) of equipment, instruments, zero accessories and special tools shall be exempted to the Sino-foreign cooperation project carrying out oil (natural gas) exploration and development operations within the winning block of onshore oil (natural gas) approved by the State, projects carrying out oil (natural gas) exploration and development operations in China's oceans, emergency rescue projects for offshore oil and gas pipelines, and projects carrying out coal seam gas exploration and development operations in China.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

Ministry of Finance and State Taxation Administration jointly issued the "Notice on Reduction of Resource Tax Assessed on Shale Gas" (Cai Shui [2018] No.26) on March 29, 2018. Pursuant to such notice, in order to promote the development and utilization of shale gas and effectively increase natural gas supply, from April 1, 2018 to March 31, 2021, a reduction of 30% will apply to the resource tax assessed on shale gas (at the prescribed tax rate of 6%). On March 15, 2021, Ministry of Finance and State Taxation Administration jointly issued "Notice on Extending the Implementation Period of Some Preferential Tax Policies" (Notice 2021 No.6 issued by Ministry of Finance and State Taxation Administration) to announce the implementation period of that preferential tax policies would be extended to December 31, 2023.

Pursuant to the Notice from Ministry of Finance on the "Increase of the Threshold of the Crude Oil Special Gain Levy" (Cai Shui [2014] No. 115), the threshold of the crude oil special gain levy shall be USD 65 per barrel, which has 5 levels and is calculated and charged according to the progressive and valorem rates on the excess amounts from January 1, 2015.

In accordance with the Circular jointly issued by Ministry of Finance, the General Administration of Customs of the PRC and State Taxation Administration on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No.58), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2020. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%. Ministry of Finance, State Taxation Administration and the NDRC issued the Announcement on Continuing the Income Tax Policy for Western Development (Notice No.23 of 2020 of the MOF, the SAT, the NDRC), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2021 to December 31, 2030.

According to "Notice Concerning Levy of Import Consumption Tax on Certain Refined Oil Products"(Notice 2021 No.19 issued by Ministry of Finance, General Administration of Customs and State Taxation Administration), which takes effect on 12 June 2021, for imported goods under HS code 27075000 and whose aromatic hydrocarbon mixtures lower than 95% by volume distils below 200 degrees Celsius, the import consumption tax shall be levied at the unit tax rate of 1.52 RMB/liter for naphtha; Import consumption tax on naphtha shall be levied at the unit tax rate of 1.52 yuan/liter for imported products classified into HS code 27079990 and 27101299. For the imported products which are classified into HS code 27150000 and the mineral oil distilled below 440 degrees Celsius is more than 5% by volume, it shall be regarded as fuel oil, and the import consumption tax shall be levied at the unit tax of 1.2 yuan/liter.

FINANCIAL STATEMENTS PetroChina

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022(All amounts in RMB millions unless otherwise stated)

6 BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS

(1) Principal subsidiaries

Company name	Acquisition method	Country of incorporation	Registered capital	Principal activities	Type of legal entity	Legal representative	Closing effective investment cost	Attributable equity interest % Direct holding	Attributable equity interest % Indirect holding	Attributable voting rights %	Consolidated or not
Daqing Oilfield Company Limited	Established	PRC	47,500	Exploration, production and sale of crude oil and natural gas	Limited liability company	Zhu Guowen	66,720	100.00	-	100.00	Yes
CNPC Exploration and Development Company Limited (i)	Business combination under common control	PRC	16,100	Exploration, production and sale of crude oil and natural gas outside the PRC	Limited liability company	Ye Xiandeng	23,778	50.00	-	57.14	Yes
PetroChina Hong Kong Limited	Established	HK	HK Dollar ("HKD") 7,592 million	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC	Limited liability company	N/A	25,590	100.00	-	100.00	Yes
PetroChina International Investment Company Limited	Established	PRC	31,314	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, development and production of crude oil, natural gas, oilsands and coalbed methane outside the PRC	Limited liability company	Ye Xiandeng	35,041	100.00	-	100.00	Yes
PetroChina International Company Limited	Established	PRC	18,096	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC	Limited liability company	Tian Jinghui	18,953	100.00	-	100.00	Yes
PetroChina Sichuan Petrochemical Company Limited	Established	PRC	10,000	Engaged in oil refining, petrochemical, chemical products production, sales, chemical technology development, technical transfer and services	Limited liability company	Wang Qiang	21,600	90.00	-	90.00	Yes
KunLun Energy Company Limited (ii)	Business combination under common control	Bermuda	HK Dollar ("HKD") 160 million	Investment holding. The principal activities of its principal subsidiaries, associates and joint ventures are the sales of natural gas, sales of liquefied petroleum gas and liquefied natural gas processing and terminal business in the PRC and the exploration and production of crude oil and natural gas in the PRC, the Republic of Kazakhstan, the Sultanate of Oman, the Republic of Peru, the Kingdom of Thailand and the Republic of Azerbaijan.	Limited liability company	Fu Bin	HK Dollar ("HKD") 87 million	-	54.38	54.38	Yes

(i) The Company consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

(ii) Kunlun Energy Co., Ltd. is a company listed on The Stock Exchange of Hong Kong Limited.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(2) Exchange rates of international operations' major financial statement items

Company name	Assets and liabilities	
	December 31,2022	December 31,2021
PetroKazakhstan Inc.	1 USD =6.9646 RMB	1 USD =6.3757 RMB
PetroChina Hong Kong Limited	1 HKD =0.8933 RMB	1 HKD =0.8176 RMB
Singapore Petroleum Company Limited	1 USD =6.9646 RMB	1 USD =6.3757 RMB

Owner's equity items, except for "undistributed profit", are using the spot exchange rate at the time of incurrence. Revenue, expense and cash flow items are using the spot rate or an approximate spot exchange rate on the date of the transaction.

7 CASH AT BANK AND ON HAND

	December 31, 2022	December 31, 2021
Cash on hand	12	18
Cash at bank	221,483	162,814
Other cash balances	3,554	704
	225,049	163,536

The Group's cash at bank and on hand included the following foreign currencies as of December 31, 2022:

	Foreign currency	Exchange rate	RMB equivalent
USD	13,249	6.9646	92,274
HKD	7,032	0.8933	6,281
KZT	24,304	0.0151	367
EUR	4	7.4229	30
Others			757
			99,709

The Group's cash at bank and on hand included the following foreign currencies as of December 31, 2021:

	Foreign currency	Exchange rate	RMB equivalent
USD	10,691	6.3757	68,163
HKD	9,173	0.8176	7,500
KZT	12,696	0.0147	187
EUR	338	7.2197	2,440
Others			658
			78,948

The Group's cash at bank and on hand in foreign currencies mainly comprise cash at bank.

The Group's cash at bank and on hand included margin account deposits with carrying amount of RMB 2,586 as impawn USD borrowings as of December 31, 2022 (December 31, 2021: None).

(All amounts in RMB millions unless otherwise stated)

8 DERIVATIVE FINANCIAL ASSETS AND DERIVATIVE FINANCIAL LIABILITIES

Derivative financial assets and derivative financial liabilities of the Group are mainly commodity futures, commodity swaps and commodity forwards contracts. See Note 62.

9 ACCOUNTS RECEIVABLE

	The Group		The Company	
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Accounts receivable	74,917	54,160	18,404	7,785
Less: Provision for bad debts	(2,889)	(1,414)	(435)	(356)
	72,028	52,746	17,969	7,429

The aging of accounts receivable and related provision for bad debts are analysed as follows:

	The Group					
	December 31, 2022			December 31, 2021		
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	72,319	96	(1,012)	51,666	95	(133)
1 to 2 years	544	1	(278)	1,092	2	(276)
2 to 3 years	844	1	(542)	376	1	(182)
Over 3 years	1,210	2	(1,057)	1,026	2	(823)
	74,917	100	(2,889)	54,160	100	(1,414)

	The Company					
	December 31, 2022			December 31, 2021		
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	17,936	98	(38)	7,298	94	(29)
1 to 2 years	4	-	-	214	3	(98)
2 to 3 years	203	1	(171)	72	-	(62)
Over 3 years	261	1	(226)	201	3	(167)
	18,404	100	(435)	7,785	100	(356)

The aging is counted starting from the date when accounts receivable are recognised.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

The Group measures loss allowance for accounts receivable at an amount equal to lifetime ECLs. The ECLs were calculated by reference to the historical actual credit loss experience. The rates were considered the differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group's view of economic conditions over the expected lives of the receivables. The Group performed the calculation of ECL rates by the operating segment and geography.

December 31, 2022	Gross carrying amount	Impairment provision on individual basis	Impairment provision on provision matrix basis		Loss allowance
			Weighted-average loss rate	Impairment provision	
Current (not past due)	68,951	-	1.1%	803	803
Within one year past due	3,951	380	1.1%	38	418
One-two years past due	476	-	55.3%	263	263
Two-three years past due	522	172	70.3%	246	418
Over three years past due	1,017	446	94.7%	541	987
	74,917	998		1,891	2,889

December 31, 2021	Gross carrying amount	Impairment provision on individual basis	Impairment provision on provision matrix basis		Loss allowance
			Weighted-average loss rate	Impairment provision	
Current (not past due)	49,185	-	0.1%	55	55
Within one year past due	3,153	26	1.6%	50	76
One-two years past due	648	153	25.5%	126	279
Two-three years past due	329	67	45.0%	118	185
Over three years past due	845	352	94.7%	467	819
	54,160	598		816	1,414

As of December 31, 2022, the top five debtors of accounts receivable of the Group amounted to RMB 20,574, representing 27% of total accounts receivable, and the corresponding balance of provision for bad and doubtful debts is RMB 529 (As of December 31, 2021, the top five debtors of accounts receivable of the Group amounted to RMB 16,728, representing 31% of total accounts receivable, and there is no provision for bad and doubtful debts).

During the year ended December 31, 2022 and the year ended December 31, 2021, the Group had no significant write-off of accounts receivable.

FINANCIAL STATEMENTS · PetroChina

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

10 RECEIVABLES FINANCING

Receivables financing mainly represents bills of acceptance issued by banks for the sale of goods and rendering of services.

The Group's business model of financial assets at fair value through other comprehensive income is achieved both by collecting contractual cash flows and selling of these assets.

On December 31, 2022 and December 31, 2021, all receivables financing of the Group are due within one year.

11 ADVANCES TO SUPPLIERS

	December 31, 2022	December 31, 2021
Advances to suppliers	14,261	14,900
Less: Provision for impairment	(341)	(302)
	13,920	14,598

As of December 31, 2022 and December 31,2021, advances to suppliers of the Group are mainly aged within one year.

As of December 31, 2022, the top five debtors of advances to suppliers of the Group amounted to RMB 8,979, representing 63% of total advances to suppliers (As of December 31, 2021, the top five debtors of advances to suppliers of the Group amounted to RMB 6,930, representing 47% of total advances to suppliers).

12 OTHER RECEIVABLES

	The Group		The Company	
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Interest receivable	910	513	-	8
Dividends receivable	312	741	41	261
Other receivables (a)	44,627	38,300	9,369	4,058
Total	45,849	39,554	9,410	4,327

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(a) The aging analysis of other receivables and the related provision for bad debts are analysed as follows:

	The Group					
	December 31, 2022			December 31, 2021		
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	39,376	83	(126)	33,862	83	(190)
1 to 2 years	1,913	4	(152)	1,332	3	(33)
2 to 3 years	823	2	(33)	1,620	4	(38)
Over 3 years	5,298	11	(2,472)	4,169	10	(2,422)
	47,410	100	(2,783)	40,983	100	(2,683)

	The Company					
	December 31, 2022			December 31, 2021		
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	7,004	66	(25)	2,959	53	(953)
1 to 2 years	1,882	17	(903)	646	12	(14)
2 to 3 years	364	3	(48)	1,078	20	(29)
Over 3 years	1,545	14	(450)	813	15	(442)
	10,795	100	(1,426)	5,496	100	(1,438)

The aging is counted starting from the date when other receivables are recognised.

As of December 31, 2022, the top five debtors of other receivables of the Group amounted to RMB 19,170, representing 40% of total other receivables, and there is no provision for bad and doubtful debts (As of December 31, 2021, the top five debtors of other receivables of the Group amounted to RMB 18,742, representing 46% of total other receivables, and there is no provision for bad and doubtful debts).

As of December 31, 2022 and December 31, 2021, the Group's other receivables are mainly in the first stage.

During the year ended December 31, 2022 and the year ended December 31, 2021, the Group had no significant write-off of other receivables.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

13 INVENTORIES

	December 31, 2022	December 31, 2021
Cost		
Crude oil and other raw materials	56,756	40,334
Work in progress	14,448	15,393
Finished goods	104,722	88,811
Spare parts and consumables	109	91
	176,035	144,629
Less: Write down in inventories	(8,284)	(781)
Net book value	167,751	143,848

The Group recognises inventories, includes unsold products produced before that property, plant and equipment is available for use. The cost of such inventories includes incremental costs directly attributable to the production process and indirect manufacturing costs allocated by a reasonable method.

14 OTHER CURRENT ASSETS

The balance of other current assets mainly consists of value-added tax recoverable and prepaid income tax.

15 INVESTMENT IN OTHER EQUITY INSTRUMENTS

	December 31, 2022	December 31, 2021
Houpu Clean Energy Group Co., Ltd.	251	534
China Pacific. Insurance (Group) Co., Ltd.	120	133
Other items	579	509
	950	1,176

16 LONG-TERM EQUITY INVESTMENTS

	The Group			
	December 31, 2021	Additions	Reduction	December 31, 2022
Associates and joint ventures (a)	266,489	23,150	(14,533)	275,106
Less : Provision for impairment (b)	(605)	(4,842)	12	(5,435)
	265,884			269,671

	The Company			
	December 31, 2021	Additions	Reduction	December 31, 2022
Subsidiaries (c)	255,416	8,854	(1,370)	262,900
Associates and joint ventures	206,286	10,072	(7,072)	209,286
Less : Provision for impairment	(240)	(151)	-	(391)
	461,462			471,795

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

As of December 31, 2022, the above-mentioned investments are not subject to restriction on conversion into cash or remittance of investment income.

(a) Principal associates and joint ventures of the Group

| Company name | Country of incorpo -ration | Principal activities | Registered capital | Interest held% | | Voting rights % | Account -ing method | Strategic decisions relating to the Group's activities |
				Direct	Indirect			
China Oil & Gas Piping Network Corporation ("PipeChina")	PRC	Pipeline transport, storage service, import of equipment, import and export of techniques, science and technology research, research and application of informatization, technology consulting, technology service, technology transfer, promotion of technology	500,000	29.90	-	29.90	Equity method	Yes
China Petroleum Finance Co., Ltd. ("CP Finance")	PRC	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	16,395	32.00	-	32.00	Equity method	No
CNPC Captive Insurance Co., Ltd.	PRC	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business	6,000	49.00	-	49.00	Equity method	No
China Marine Bunker (PetroChina) Co., Ltd.	PRC	Oil import and export trade and transportation, sale and storage	1,000	-	50.00	50.00	Equity method	No
Mangistau Investment B.V.	Netherlands	Engaged in investment activities, the principle activities of its main subsidiaries are exploration, development and sales of oil and gas	USD 131 million	-	50.00	50.00	Equity method	No
Trans-Asia Gas Pipeline Co., Ltd.	PRC	Main contractor, investment holding, investment management, investment consulting, enterprise management advisory, technology development, promotion and technology consulting	5,000	-	50.00	50.00	Equity method	No

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

Investments in principal associates and joint ventures are listed below:

	Investment cost	December 31, 2021	Investment income recognised under equity method	Other comprehen-sive income	Cash dividend declared	Others	December 31, 2022
PipeChina	149,500	157,346	7,837	-	(4,312)	(3,826)	157,045
CP Finance	10,223	25,033	2,020	376	(767)	-	26,662
CNPC Captive Insurance Co., Ltd.	2,450	3,410	220	-	(85)	-	3,545
China Marine Bunker (PetroChina) Co., Ltd.	1,298	976	51	8	-	(57)	978
Mangistau Investment B.V.	21	4,621	743	196	(1,344)	-	4,216
Trans-Asia Gas Pipeline Co., Ltd.	2,500	21,409	2,056	460	(335)	-	23,590

Interest in associates

Summarised consolidated statement of financial information in respect of the Group's principal associates and reconciliation to carrying amount is as follows:

	PipeChina		CP Finance		CNPC Captive Insurance Co., Ltd.	
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Percentage ownership interest (%)	29.90	29.90	32.00	32.00	49.00	49.00
Current assets	104,889	86,335	401,971	415,139	8,859	9,100
Non-current assets	816,301	768,161	126,363	116,765	2,349	2,618
Current liabilities	132,266	136,150	442,283	446,369	470	859
Non-current liabilities	199,675	103,243	3,823	8,396	3,504	3,900
Net assets	589,249	615,103	82,228	77,139	7,234	6,959
Net assets attributable to owners of the Company	525,235	526,241	82,228	77,139	7,234	6,959
Group's share of net assets	157,045	157,346	26,313	24,684	3,545	3,410
Goodwill	-	-	349	349	-	-
Carrying amount of interest in associates	157,045	157,346	26,662	25,033	3,545	3,410

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

Summarised statement of comprehensive income and dividends received by the Group is as follows:

	PipeChina		CP Finance		CNPC Captive Insurance Co., Ltd.	
	2022	2021	2022	2021	2022	2021
Operating income	112,832	101,572	13,302	12,691	931	1,510
Net profit	31,908	29,776	6,312	6,304	449	424
Other comprehensive income/(loss)	-	2	1,174	(606)	-	-
Total comprehensive income	31,908	29,778	7,486	5,698	449	424
Total comprehensive income attributable to owners of the Company	26,212	22,895	7,486	5,698	449	424
Group's share of total comprehensive income	7,837	6,846	2,396	1,823	220	207
Dividends received by the Group	4,312	943	767	904	85	78

Interest in joint ventures

Summarised consolidated balance sheet as included in their own financial statements, adjusted for fair value adjustments and differences in accounting policies in respect of the Group's principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Mangistau Investment B.V.		Trans-Asia Gas Pipeline Co., Ltd.	
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Percentage ownership interest (%)	50.00	50.00	50.00	50.00	50.00	50.00
Non-current assets	1,803	1,571	10,392	9,927	48,715	44,011
Current assets	10,551	11,305	1,196	2,220	644	1,437
Including: cash and cash equivalents	1,661	2,292	431	1,631	634	1,411
Non-current liabilities	196	540	2,333	2,033	2,105	2,147
Current liabilities	9,778	9,997	823	872	74	483
Net assets	2,380	2,339	8,432	9,242	47,180	42,818
Net assets attributable to owners of the Company	2,070	1,952	8,432	9,242	47,180	42,818
Group's share of net assets	1,035	976	4,216	4,621	23,590	21,409
Carrying amount of interest in joint ventures	978	976	4,216	4,621	23,590	21,409

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

Summarised statement of comprehensive income and dividends received by the Group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Mangistau Investment B.V.		Trans-Asia Gas Pipeline Co., Ltd.	
	2022	**2021**	**2022**	**2021**	**2022**	**2021**
Operating income	80,086	58,210	13,279	11,543	16	17
Finance expenses	(198)	(71)	(153)	(102)	(81)	(75)
Including: Interest income	48	11	16	3	36	31
Interest expense	(219)	(72)	(137)	(141)	(47)	(56)
Taxation	(72)	(56)	(558)	(846)	(27)	-
Net profit/(loss)	126	(610)	1,486	2,114	4,112	4,067
Other comprehensive income /(loss)	37	(81)	392	(240)	919	(559)
Total comprehensive income/(loss)	163	(691)	1,878	1,874	5,031	3,508
Total comprehensive income/(loss) attributable to owners of the Company	118	(687)	1,878	1,874	5,031	3,508
Group's share of total comprehensive income/(loss)	59	(344)	939	937	2,516	1,754
Dividends received by the group	-	29	1,344	233	335	410

(b) Provision for impairment

	December 31, 2022	December 31, 2021
Associates and joint ventures		
Petrourica S.A.	(3,345)	-
PetroChina Shouqi Sales Company Limited	(60)	(60)
PetroChina Beiqi Sales Company Limited	(49)	(49)
Others	(1,981)	(496)
	(5,435)	(605)

(c) Subsidiaries

Investment in subsidiaries:

	Investment cost	December 31, 2021	Additions	Deduction	December 31, 2022
Daqing Oilfield Company Limited	66,720	66,720	-	-	66,720
CNPC Exploration and Development Company Limited	23,778	23,778	-	-	23,778
PetroChina Hong Kong Limited	25,590	25,590	-	-	25,590
PetroChina International Investment Company Limited	31,314	31,314	3,727	-	35,041
PetroChina International Company Limited	18,953	18,953	-	-	18,953
PetroChina Sichuan Petrochemical Company Limited	21,600	21,600	-	-	21,600
Others		67,461	5,127	(1,370)	71,218
Total		255,416	8,854	(1,370)	262,900

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

Summarised financial information in respect of the Group's principal subsidiaries with significant non-controlling interest is as follows:

Summarised balance sheet is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Sichuan Petrochemical Company Limited	
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Percentage ownership interest (%)	50.00	50.00	90.00	90.00
Current assets	20,186	15,596	4,391	3,973
Non-current assets	190,630	184,486	22,131	25,317
Current liabilities	15,463	11,282	1,700	3,876
Non-current liabilities	20,904	30,293	313	382
Net assets	174,449	158,507	24,509	25,032

Summarised statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Sichuan Petrochemical Company Limited	
	2022	2021	2022	2021
Operating income	55,499	42,730	58,131	48,493
Net profit	12,390	8,413	33	3,383
Total comprehensive income	23,813	5,231	33	3,383
Profit attributable to non-controlling interests	6,956	4,837	3	338
Dividends paid to non-controlling interests	4,383	1,485	62	307

Summarised statement of cash flow is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Sichuan Petrochemical Company Limited	
	2022	2021	2022	2021
Net cash flows from/(used for) operating activities.	16,850	13,320	(771)	2,666

 **FINANCIAL STATEMENTS** *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

17 FIXED ASSETS

	December 31, 2021	Additions	Reduction	December 31, 2022
Cost				
Buildings	258,858	22,269	(6,123)	275,004
Equipment and Machinery	778,003	82,082	(10,949)	849,136
Motor Vehicles	21,903	555	(1,454)	21,004
Others	47,275	3,947	(2,090)	49,132
Total	1,106,039	108,853	(20,616)	1,194,276
Accumulated depreciation				
Buildings	(114,802)	(12,429)	1,501	(125,730)
Equipment and Machinery	(469,686)	(34,591)	7,184	(497,093)
Motor Vehicles	(16,906)	(918)	1,390	(16,434)
Others	(25,297)	(2,326)	1,120	(26,503)
Total	(626,691)	(50,264)	11,195	(665,760)
Fixed assets, net				
Buildings	144,056			149,274
Equipment and Machinery	308,317			352,043
Motor Vehicles	4,997			4,570
Others	21,978			22,629
Total	479,348			528,516
Provision for impairment				
Buildings	(5,615)	(957)	94	(6,478)
Equipment and Machinery	(46,963)	(3,510)	732	(49,741)
Motor Vehicles	(85)	(20)	5	(100)
Others	(7,848)	(1,328)	6	(9,170)
Total	(60,511)	(5,815)	837	(65,489)
Net book value				
Buildings	138,441			142,796
Equipment and Machinery	261,354			302,302
Motor Vehicles	4,912			4,470
Others	14,130			13,459
Total	418,837			463,027

Depreciation charged to profit or loss provided on fixed assets for the year ended December 31, 2022 was RMB 45,719 (2021: RMB 46,399). Cost transferred from construction in progress to fixed assets was RMB 98,274 (2021: RMB 54,754) .

In 2022, the provision for impairment of the group's fixed assets affecting profit and loss is RMB 5,815(2021: RMB 3,360), which is mainly related to the assets of refining, chemicals and new material segment (2021: is mainly related to the assets of refining, chemicals and new material segment). After the provision for impairment of these assets is made, the book value is written down to the recoverable amount. In 2022, the post-tax discount rate adopted by the group ranged from 7.2%-16.0% (2021: 7.6% to 12.0%) per annum.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

As of December 31, 2022, the Group's fixed assets under operating leases are mainly equipment and machinery, the net book value of which amounted to RMB 1,704 (December 31, 2021: RMB 1,829) .

As of December 31, 2022, Fixed assets with a book value of RMB 861 are used as collateral for long-term borrowings of RMB 1,074 (Note 34).

18 OIL AND GAS PROPERTIES

	December 31, 2021	Additions	Reduction	December 31, 2022
Cost				
Mineral interests	70,411	2,316	(8)	72,719
Wells and related facilities	2,382,214	251,287	(52,616)	2,580,885
Total	2,452,625	253,603	(52,624)	2,653,604
Accumulated depletion				
Mineral interests	(23,165)	(2,195)	-	(25,360)
Wells and related facilities	(1,523,635)	(204,593)	35,963	(1,692,265)
Total	(1,546,800)	(206,788)	35,963	(1,717,625)
Oil and gas properties, net				
Mineral interests	47,246			47,359
Wells and related facilities	858,579			888,620
Total	905,825			935,979
Provision for impairment				
Mineral interests	(31,527)	(2,013)	-	(33,540)
Wells and related facilities	(57,510)	(12,737)	418	(69,829)
Total	(89,037)	(14,750)	418	(103,369)
Net book value				
Mineral interests	15,719			13,819
Wells and related facilities	801,069			818,791
Total	816,788			832,610

Depletion charged to profit or loss provided on oil and gas properties for the year ended December 31, 2022 was RMB 149,617 (2021: RMB 138,237). Cost transferred from construction in progress to oil and gas properties was RMB 171,634 (2021: RMB 160,810) .

(All amounts in RMB millions unless otherwise stated)

The Group's oil, gas and new energy resource segment determines whether there are any indicators of impairment for the oil fields or blocks and performs the impairment tests on those oil fields or blocks with indications of impairment, and reports the results to the Group's internal professional team (including exploration and finance expert) for further overall assessment and evaluation. The final results of the impairment tests have been submitted to the Group's management for review and approval. The Group recorded impairment losses amounting to RMB 14,750 related to oil and gas properties under the oil, gas and new energy resource segment for the year ended December 31, 2022 (2021: RMB 19,463) due to decline in oil and gas reserves in certain oilfield or change in business condition. The carrying amount of those impaired oil and gas properties was written down to their respective recoverable amounts, which were primarily determined using the discounted cash flow model. The Group referred to the weighted average cost of capital of the oil and gas industry when determining discount rate, and made relevant adjustments according to specific risks in different countries or regions. In 2022, the post-tax discount rates adopted by most oil fields or blocks of the Group ranged from 7.2%-16.0% (2021: 7.6% to 15.0%) per annum.

As of December 31, 2022, the asset retirement obligations capitalised in the cost of oil and gas properties amounted to RMB 127,213 (December 31, 2021: RMB 114,489). Related depletion charge for the year ended December 31, 2022 was RMB 6,364 (2021: RMB 2,944).

19 CONSTRUCTION IN PROGRESS

Project Name	Budget	December 31, 2021	Additions	Transferred to fixed assets or oil and gas properties	Other Reduction	December 31, 2022	Proportion of construction compared to budget	Capitalised interest expense	Including: capitalised interest expense for current year	Source of fund
Guangxi Petrochemical integration of refining and petrochemical transformation and upgrading project	30,459	-	96	-	-	96	0.3%	-	-	Self
Refining and chemical transformation and upgrading project of Jilin Petrochemical Company	33,926	-	586	-	-	586	1.7%	-	-	Self
600,000 tons/year ABS and its supporting projects in Jieyang, Guangdong	6,494	2,948	2,913	-	-	5,861	90.3%	105	76	Self& loan
Others		229,334	254,968	(269,908)	(16,082)	198,312		4,626	1,241	
		232,282	258,563	(269,908)	(16,082)	204,855		4,731	1,317	
Less:										
Provision for impairment		(8,611)	(1,830)	-	2,462	(7,979)				
		223,671				196,876				

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

For the year ended December 31, 2022, the capitalised interest expense amounted to RMB 1,317 (2021: RMB 1,008). The average annual interest rates used to determine the capitalised amount for the year ended December 31, 2022 are 4.14% (2021: 4.19%).

20 LEASES

The leases where the Group is a lessee

Right-of-use Assets

	December 31, 2021	Additions	Reduction	December 31, 2022
Cost				
Land	103,583	173	(1,113)	102,643
Buildings	56,890	5,451	(3,708)	58,633
Equipment and Machinery	4,474	2,613	(492)	6,595
Others	1,818	97	(724)	1,191
Total	166,765	8,334	(6,037)	169,062
Accumulated depreciation				
Land	(10,647)	(3,551)	301	(13,897)
Buildings	(14,417)	(6,453)	2,226	(18,644)
Equipment and Machinery	(1,577)	(1,730)	350	(2,957)
Others	(757)	(140)	144	(753)
Total	(27,398)	(11,874)	3,021	(36,251)
Provision for impairment				
Buildings	(8)	(68)	-	(76)
Total	(8)	(68)	-	(76)
Net book value				
Land	92,936			88,746
Buildings	42,465			39,913
Equipment and Machinery	2,897			3,638
Others	1,061			438
Total	139,359			132,735

The Group's use of right assets mainly include leased land, buildings, equipment and machinery. The leases underlying assets classified as buildings are mainly the leased gas filling stations, oil storages and office buildings. The leases underlying assets classified as equipment and machinery are mainly drilling equipment, production equipment and other movable equipment.

FINANCIAL STATEMENTS **PetroChina**

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

Depreciation charged to profit or loss provided on right-of-use assets for the year ended December 31, 2022 was RMB 11,874 (2021: RMB 11,196).

Lease Liabilities

	December 31, 2022	December 31, 2021
Lease liabilities	125,760	129,848
Less: Lease liabilities due within one year (Note 33)	(7,560)	(6,626)
	118,200	123,222

Analysis of the undiscounted cash flow of the lease liabilities is as follows：

	December 31, 2022	December 31, 2021
Within 1 year	13,244	12,495
Between 1 to 2 years	11,301	11,181
Between 2 to 5 years	30,995	30,541
Over 5 years	148,974	154,636
	204,514	208,853

21 INTANGIBLE ASSETS

	December 31, 2021	Additions	Reduction	December 31, 2022
Cost				
Land use rights	95,290	4,486	(343)	99,433
Franchise	23,702	448	(147)	24,003
Patents	4,977	1,880	(4)	6,853
Others	19,885	1,395	(856)	20,424
Total	143,854	8,209	(1,350)	150,713
Accumulated amortisation				
Land use rights	(25,720)	(2,967)	79	(28,608)
Franchise	(9,245)	(770)	34	(9,981)
Patents	(3,994)	(261)	4	(4,251)
Others	(13,516)	(1,163)	840	(13,839)
Total	(52,475)	(5,161)	957	(56,679)
Intangible assets, net				
Land use rights	69,570			70,825
Franchise	14,457			14,022
Patents	983			2,602
Others	6,369			6,585
Total	91,379			94,034
Provision for impairment	(792)	(286)	4	(1,074)
Net book value	90,587			92,960

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

Amortisation charged to profit or loss provided on intangible assets for the year ended December 31, 2022 was RMB 4,941 (2021: RMB 5,483).

22 GOODWILL

	December 31, 2022	December 31, 2021
Cost		
PetroIneos Trading Limited	4,710	4,312
Singapore Petroleum Company	3,067	2,807
Others	846	904
Total	8,623	8,023
Provision for impairment	(1,306)	(36)
Net book value	7,317	7,987

Goodwill primarily relates to the acquisition of Singapore Petroleum Company and PetroIneos Trading Limited, subsidiaries in the marketing segment, completed in 2009 and 2011, respectively.

The impairment of goodwill shall be tested in combination with its related asset groups. The recoverable amount of all cash-generating units has been determined based on the higher of fair value less costs to sell and value in use. These calculations use cash flow projections based on financial budgets prepared by management. The post-tax discount rates reflect specific risks relating to the cash-generating unit.

For impairment test of the goodwill, the post-tax discount rates ranged 9.0% to 18.6% (2021: 8.5% to 14.7%) were used by the management, and the impairment loss was charged for the goodwill for the year ended December 31, 2022 amounted to RMB 1,227 (2021: nil).

23 LONG-TERM PREPAID EXPENSES

	December 31, 2021	Additions	Reduction	December 31, 2022
Catalyst	5,186	1,208	(1,608)	4,786
Lease asset improvement expenses	2,158	759	(419)	2,498
Others	4,047	791	(1,734)	3,104
Total	11,391	2,758	(3,761)	10,388

24 OTHER NON-CURRENT ASSETS

Other non-current assets consist primarily of long-term accounts receivables, time deposits over one year, prepayments for construction project and equipment.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

25 PROVISION FOR ASSETS

	December 31, 2021	Additions	Reversal	Write-off and others	December 31, 2022
Bad debts provision	4,399	1,756	(160)	18	6,013
Including:					
Bad debts provision for accounts receivable	1,414	1,598	(124)	1	2,889
Bad debts provision for other receivables	2,683	119	(34)	15	2,783
Provision for impairment of advances to suppliers	302	39	(2)	2	341
Provision for declines in the value of inventories	781	8,609	(42)	(1,064)	8,284
Provision for impairment of long-term equity investments	605	4,653	-	177	5,435
Provision for impairment of fixed assets	60,511	5,815	-	(837)	65,489
Provision for impairment of oil and gas properties	89,037	14,750	-	(418)	103,369
Provision for impairment of construction in progress	8,611	1,830	-	(2,462)	7,979
Provision for impairment of intangible assets	792	286	-	(4)	1,074
Provision for impairment of goodwill	36	1,227	-	43	1,306
Provision for impairment of right-of-use assets	8	68	-	-	76
Provision for impairment of other non-current assets	218	28	-	(22)	224
Total	164,998	39,022	(202)	(4,569)	199,249

26 SHORT-TERM BORROWINGS

	December 31, 2022	December 31, 2021
Pledge - RMB	-	105
Guarantee - RMB	-	85
Guarantee - USD	1,393	-
Mortgage-RMB	-	94
Unsecured - RMB	7,393	9,013
Unsecured - USD	26,522	26,982
Unsecured - JPY	3,018	2,241
Unsecured - Others	49	1,490
	38,375	40,010

As of December 31, 2022, the above guaranteed USD borrowings were mainly guaranteed by minority shareholders of relevant non-wholly-owned subsidiaries.

The weighted average interest rate for short-term borrowings as of December 31, 2022 is 3.64% per annum (December 31, 2021: 0.99%).

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

27 NOTES PAYABLE

As of December 31, 2022, notes payable mainly represented commercial acceptance (As of December 31, 2021, mainly represented commercial acceptance). All notes payable are matured within one year.

28 ACCOUNTS PAYABLE

The aging of accounts payable are analysed as follows:

	The Group			
	December 31, 2022		December 31, 2021	
	Amount	Percentage of total balance %	Amount	Percentage of total balance %
Within 1 year	258,054	89	204,151	88
1 to 2 years	12,143	4	11,398	5
2 to 3 years	5,039	2	4,932	2
Over 3 years	13,881	5	12,740	5
	289,117	100	233,221	100

As of December 31, 2022, accounts payable aged over one year amounted to RMB 31,063 (December 31, 2021: RMB 29,070), and mainly comprised of unsettled payables to suppliers.

29 CONTRACT LIABILITIES

Contract liabilities mainly represented advances from customers related to the sales of refined oil, natural gas, chemical products and crude oil, etc. As of December 31, 2022, the contract liabilities aged over one year amounted to 4,064 (December 31, 2021: 4,505). The majority of related obligations were expected to be performed with corresponding revenue recognised within one year.

30 EMPLOYEE COMPENSATION PAYABLE

(1) Employee compensation payable listed as below

	December 31, 2021	Additions	Reduction	December 31, 2022
Short-term employee benefits	8,920	143,651	(143,223)	9,348
Post-employment benefits - defined contribution plans	49	21,789	(21,804)	34
Termination benefits	6	184	(187)	3
	8,975	165,624	(165,214)	9,385

The employee compensation payable includes the salary of employees and marketized temporary and seasonal workers, various insurance, housing fund, training expenses and other surcharges.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(2) Short-term employee benefits

	December 31, 2021	Additions	Reduction	December 31, 2022
Wages, salaries and allowances	3,042	109,054	(108,904)	3,192
Staff welfare	-	10,185	(10,185)	-
Social security contributions	547	10,572	(10,558)	561
Including:				
Medical insurance	529	9,717	(9,702)	544
Work-related injury insurance	14	780	(780)	14
Maternity insurance	4	75	(76)	3
Housing provident funds	6	10,413	(10,416)	3
Labour union funds and employee education funds	5,273	3,358	(3,092)	5,539
Others	52	69	(68)	53
	8,920	143,651	(143,223)	9,348

(3) Post-employment benefits-defined contribution plans

	December 31, 2021	Additions	Reduction	December 31, 2022
Basic pension insurance	43	14,106	(14,122)	27
Unemployment insurance	1	481	(480)	2
Annuity	5	7,202	(7,202)	5
	49	21,789	(21,804)	34

As of December 31, 2022, employee benefits payable did not contain any balance in arrears.

31 TAXES PAYABLE

	December 31, 2022	December 31, 2021
Value added tax payable	9,504	7,046
Income tax payable	16,471	9,915
Consumption tax payable	8,436	43,803
Others	19,103	16,010
	53,514	76,774

32 OTHER PAYABLES

As of December 31, 2022, other payables mainly comprised operating lease payable, construction fee, deposit, earnest money, caution money and insurance payables. Other payables aged over one year amounted to RMB 7,298 (December 31, 2021: RMB 4,331).

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

33 CURRENT PORTION OF NON-CURRENT LIABILITIES

	December 31, 2022	December 31, 2021
Long-term borrowings due within one year		
Guarantee - RMB	-	960
Guarantee - USD	390	14
Guarantee - Others	338	1
Pledge - RMB	-	20
Pledge - USD	146	-
Pledge - Others	2,438	-
Mortgage - RMB	-	4
Mortgage - USD	5	-
Unsecured - RMB	-	9,687
Unsecured - USD	29,761	576
Unsecured - Others	4,186	3
	37,264	11,265
Debentures payable due within one year	25,000	2,000
Long-term payables due within one year	737	2
Lease liabilities due within one year	7,560	6,626
	70,561	19,893

The guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries, and the pledge borrowings were mainly pledged by bank deposits and natural gas charging rights.

34 LONG-TERM BORROWINGS

	December 31, 2022	December 31, 2021
Guarantee - RMB	3,690	1,700
Guarantee - USD	103	3,772
Guarantee - Others	-	1
Pledge - RMB	2,329	2,073
Pledge - USD	3,134	2,869
Mortgage - RMB	1,074	1,091
Unsecured - RMB	130,031	136,200
Unsecured - USD	62,883	58,011
Unsecured - Others	3,650	3,553
	206,894	209,270
Less: Long-term borrowings due within one year (Note 33)	(37,264)	(11,265)
	169,630	198,005

(All amounts in RMB millions unless otherwise stated)

As of December 31, 2022, the above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries. The RMB pledge borrowings were mainly pledged by natural gas charging rights. The US dollar pledge borrowings were pledged by the bank deposit of RMB 3,286 (December 31, 2021: RMB 3,286). And the secured liabilities are secured by fixed assets with a book value of RMB 861; Constructions in progress with a book value of RMB 410 and intangible assets with a book value of RMB 65 (December 31, 2021: fixed assets with a book value of RMB 823; Constructions in progress with a book value of RMB 283 and intangible assets with a book value of RMB 54).

The maturities of long-term borrowings at the dates indicated are analysed as follows:

	December 31, 2022	December 31, 2021
Between one and two years	73,267	43,308
Between two and five years	80,876	139,644
After five years	15,487	15,053
	169,630	198,005

The weighted average interest rate for long-term borrowings as of December 31, 2022 is 3.38% (December 31, 2021: 2.62%).

The fair value of long-term borrowings (including long-term borrowings due within one year) amounted to RMB 197,891 (December 31, 2021: RMB 204,752). The fair value are based on discounted cash flows using applicable discount rates based upon the prevailing market rates as at balance sheet date of the Group's availability of financial instruments (terms and characteristics similar to the above-mentioned borrowings).

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

35 DEBENTURES PAYABLE

Debentures' Name	Issue date	Term of Debentures	Annual interest rate%	December 31, 2021	Additions	Reduction	December 31, 2022
2012 PetroChina Company Limited Corporate Debentures first tranche - 10 years	November 22,2012	10 - year	4.90	2,000	-	(2,000)	-
2012 PetroChina Company Limited Corporate Debentures first tranche - 15 years	November 22,2012	15 - year	5.04	2,000	-	-	2,000
2013 PetroChina Company Limited Corporate Debentures first tranche - 10 years	March 15,2013	10 - year	4.88	4,000	-	-	4,000
Kunlun Energy Company Limited priority notes - 10 years	May 13,2015	10 - year	3.75	3,170	298	-	3,468
2016 PetroChina Company Limited Corporate Debentures first tranche - 10 years	January 18,2016	10 - year	3.50	4,700	-	-	4,700
2016 PetroChina Company Limited Corporate Debentures second tranche - 10 years	March 1,2016	10 - year	3.70	2,300	-	-	2,300
2016 PetroChina Company Limited Corporate Debentures third tranche - 10 years	March 22,2016	10 - year	3.60	2,000	-	-	2,000
2019 PetroChina Company Limited first tranche medium-term notes - 5 years (i)	January 22,2019	5 - year	2.70	10,000	-	(6,870)	3,130
2019 PetroChina Company Limited second tranche medium-term notes - 5 years (ii)	January 22,2019	5 - year	2.70	10,000	-	(7,250)	2,750
2019 PetroChina Company Limited third tranche medium-term notes - 5 years	February 21,2019	5 - year	3.66	10,000	-	-	10,000
2019 PetroChina Company Limited fourth tranche medium-term notes - 5 years	February 21,2019	5 - year	3.66	10,000	-	-	10,000
2019 PetroChina Company Limited fifth tranche medium-term notes - 5 years	April 22,2019	5 - year	3.96	10,000	-	-	10,000
2020 PetroChina Company Limited first tranche medium-term notes - 3 years	April 8,2020	3 - year	2.42	10,000	-	-	10,000
2020 PetroChina Company Limited second tranche medium-term notes - 3 years	April 8,2020	3 - year	2.42	10,000	-	-	10,000
2020 PetroChina Kunlun Gas Company Limited first tranche medium-term notes - 3 years	April 23,2020	3 - year	2.43	1,000	-	-	1,000
2022 PetroChina Company Limited first tranche medium-term green notes - 3 years	April 27,2022	3 - year	2.26	-	500	-	500
2022 PetroChina Company Limited second tranche medium-term green notes - 3 years	June 15,2022	3 - year	2.19	-	2,000	-	2,000
				91,170	2,798	(16,120)	77,848
Less: Debentures Payable due within one year (Note 33)				(2,000)			(25,000)
				89,170			52,848

(i) The 2019 PetroChina Company Limited first tranche medium-term notes has a term of 5 years, with an option to determine the coupon interest rate for the issuer and a put option for the investors at the end of the third year.

(ii) The 2019 PetroChina Company Limited second tranche medium-term notes has a term of 5 years, with an option to determine the coupon interest rate for the issuer and a put option for the investors at the end of the third year.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

The above-mentioned debentures were issued at the par value, without premium or discount.

As of December 31, 2022, the above-mentioned debentures which were guaranteed by CNPC and its subsidiaries amounted to RMB 6,000 (December 31, 2021: RMB 8,000).

The fair value of the debentures amounted to RMB 88,879 (December 31, 2021: RMB 86,176). The fair value are based on discounted cash flows using an applicable discount rate based upon the prevailing market rates as at the balance sheet date of the Group's availability of financial instruments (terms and characteristics similar to the above-mentioned debentures payable).

36 PROVISIONS

	December 31, 2021	Additions	Reduction	December 31, 2022
Asset retirement obligations	129,405	17,957	(5,281)	142,081

Asset retirement obligations are related to oil and gas properties.

37 DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before offset are listed as below:

(a) Deferred tax assets

	December 31, 2022		December 31, 2021	
	Deferred tax assets	Deductible temporary differences	Deferred tax assets	Deductible temporary differences
Impairment, depreciation and depletion of assets	13,011	56,501	9,157	40,204
Wages and welfare	1,424	6,159	1,405	7,413
Carry forward of losses	1,560	7,326	1,892	7,569
Others	19,214	78,945	14,709	81,534
	35,209	148,931	27,163	136,720

At December 31, 2022, certain subsidiaries of the Group did not recognise deferred tax asset of deductible tax losses carried forward of RMB 112,702 (December 31, 2021:RMB 109,752), of which RMB 5,229 (2021: RMB 13,866) was incurred for the year ended December 31, 2022, because it was not probable that the related tax benefit will be realised. These deductible tax losses carried forward of RMB 274, RMB 629, RMB 3,833, RMB 2,580, and RMB 105,386 will expire in 2023, 2024, 2025, 2026, 2027 and thereafter, respectively.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(b) Deferred tax liabilities

	December 31, 2022		December 31, 2021	
	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences
Depreciation and depletion of assets	9,436	32,274	16,023	75,204
Others	27,106	124,439	25,633	102,670
	36,542	156,713	41,656	177,874

Deferred tax assets and liabilities after offset are listed as below:

	December 31, 2022	December 31, 2021
Deferred tax assets	19,699	12,161
Deferred tax liabilities	21,032	26,654

38 SHARE CAPITAL

	December 31, 2022	December 31, 2021
H shares	21,099	21,099
A shares	161,922	161,922
	183,021	183,021

The assets and liabilities injected by CNPC in 1999 had been valued by China Enterprise Appraisal Co., Ltd.. The net assets injected by CNPC had been exchanged for 160 billion state-owned shares of the Company with a par value of RMB 1.00 yuan per share. The excess of the value of the net assets injected over the par value of the state-owned shares had been recorded as capital surplus.

Pursuant to the approval of CSRC, on April 7, 2000, the Company issued 17,582,418,000 foreign capital stock with a par value of RMB 1.00 yuan per share, in which 1,758,242,000 shares were converted from the prior state-owned shares of the Company owned by CNPC.

The above-mentioned foreign capital stock represented by 13,447,897,000 H shares and 41,345,210 ADSs (each representing 100 H shares), were listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. on April 7, 2000 and April 6, 2000, respectively.

The Company issued an additional 3,196,801,818 new H shares with a par value of RMB 1.00 yuan per share on September 1, 2005. CNPC also converted 319,680,182 state-owned shares it held into H shares and sold them concurrently with PetroChina's issuance of new H shares.

The Company issued 4,000,000,000 A shares with a par value of RMB 1.00 yuan per share on October 31, 2007. The A shares were listed on the Shanghai Stock Exchange on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

On September 8, 2022 (EST), the Company's ADSs were delisted from the NYSE.

39 CAPITAL SURPLUS

	December 31, 2021	Additions	Reduction	December 31, 2022
Capital premium	84,325	3	-	84,328
Other capital surplus				
Capital surplus under the old CAS	40,955	-	-	40,955
Others	2,095	-	(3,766)	(1,671)
	127,375	3	(3,766)	123,612

40 SURPLUS RESERVES

	December 31, 2021	Additions	Reduction	December 31, 2022
Statutory Surplus Reserves	211,930	12,987	-	224,917
Discretionary Surplus Reserves	40	-	-	40
	211,970	12,987	-	224,957

Pursuant to the Company Law of PRC, the Company's Articles of Association and the resolution of Board of Directors, the Company is required to transfer 10% of its net profit to a Statutory Surplus Reserves. Appropriation to the Statutory Surplus Reserves may be ceased when the fund aggregates to 50% of the Company's registered capital. The Statutory Surplus Reserves may be used to make good previous years' losses or to increase the capital of the Company upon approval.

The Discretionary Surplus Reserves is approved by a resolution of shareholders' general meeting after Board of Directors' proposal. The Company may convert its Discretionary Surplus Reserves to make good previous years' losses or to increase the capital of the Company upon approval. The Company has not extracted Discretionary Surplus Reserves for the year ended December 31, 2022 (2021: None).

41 UNDISTRIBUTED PROFITS

	For the year ended December 31, 2022
Undistributed profits at beginning of the period	766,955
Add: Net profit attributable to equity holders of the Company	149,375
Less: Appropriation to statutory surplus reserves	(12,987)
Dividends payable to ordinary shares	(54,686)
Others	(99)
Undistributed profits at end of the period	848,558

Final dividends attributable to owners of the Company in respect of 2021 of RMB 0.09622 yuan (inclusive of applicable tax) per share amounting to a total of RMB 17,610 were approved by the shareholders in the Annual General Meeting on June 9, 2022, and were paid on or before July 29, 2022.



FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

Interim dividends attributable to owners of the Company in respect of 2022 of RMB 0.20258 yuan (inclusive of applicable tax) per share amounting to a total of RMB 37,076 were authorized by the shareholders in the Annual General Meeting on June 9, 2022, approved by the Board of Directors on August 25, 2022, and were paid on or before October 28, 2022.

At the 20th meeting of the 8th Board, the Board of Directors proposed final dividends attributable to equity holders of the Company in respect of 2022 of RMB 0.22 yuan (inclusive of applicable tax) per share, amounting to a total of RMB 40,265 according to the issued 183,021 million shares. The above proposal is subject to the approval of the shareholders' meeting and is not recognised as liabilities as at December 31, 2022.

42 NON-CONTROLLING INTERESTS

Non-controlling interests attributable to non-controlling interests of subsidiaries:

	Percentage of shares held by non-controlling interests %	Profit or loss attributable to non-controlling interests	Dividends declared to non-controlling interests	Balance of non-controlling interests
CNPC Exploration and Development Company Limited	50.00	6,956	4,383	88,853
KunLun Energy Company Limited	45.62	5,314	2,507	48,124
PetroChina Sichuan Petrochemical Company Limited	10.00	3	62	2,451
Others				29,099
				168,527

43 OPERATING INCOME AND COST OF SALES

	The Group			
	2022		2021	
	Income	Cost	Income	Cost
Principal operations (b)	3,174,708	2,454,535	2,551,738	2,005,006
Other operations (c)	64,459	73,400	62,611	66,498
Total	3,239,167	2,527,935	2,614,349	2,071,504
Including: Revenue from contracts with customers (a)	3,237,870		2,613,142	
Other revenue	1,297		1,207	

	The Company			
	2022		2021	
	Income	Cost	Income	Cost
Principal operations (b)	1,675,838	1,222,061	1,365,077	986,637
Other operations (c)	53,897	56,720	48,332	49,762
Total	1,729,735	1,278,781	1,413,409	1,036,399
Including: Revenue from contracts with customers (a)	1,728,610		1,412,268	
Other revenue	1,125		1,141	



PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(a) Revenue from contracts with customers

2022 Type of contract	Oil, Gas and New energy resource	Refining, Chemicals and New material	Marketing	Natural Gas Sales	Head Office and Other	Total
Type of goods and services						
Crude oil	667,205	-	813,328	-	-	1,480,533
Natural gas	151,241	-	553,551	482,590	-	1,187,382
Refined products	-	938,829	880,682	-	-	1,819,511
Chemicals products	-	219,089	60,872	-	-	279,961
Pipeline transportation business	-	-	-	829	-	829
Non-oil sales in gas stations	-	-	30,590	-	-	30,590
Others	110,550	6,515	432,103	35,730	5,452	590,350
Intersegment elimination	(777,846)	(827,572)	(520,502)	(22,156)	(3,210)	(2,151,286)
Total	151,150	336,861	2,250,624	496,993	2,242	3,237,870
Geographical Region						
China's mainland	86,645	336,861	964,872	496,993	2,242	1,887,613
Others	64,505	-	1,285,752	-	-	1,350,257
Total	151,150	336,861	2,250,624	496,993	2,242	3,237,870

2021 Type of contract	Oil, Gas and New energy resource	Refining, Chemicals and New material	Marketing	Natural Gas Sales	Head Office and Other	Total
Type of goods and services						
Crude oil	464,298	-	685,743	-	-	1,150,041
Natural gas	133,148	-	344,196	381,370	-	858,714
Refined products	-	759,912	1,064,890	-	-	1,824,802
Chemicals products	-	207,810	48,240	-	-	256,050
Pipeline transportation business	-	-	-	3,360	-	3,360
Non-oil sales in gas stations	-	-	25,148	-	-	25,148
Others	90,539	7,072	1,272	32,208	3,871	134,962
Intersegment elimination	(571,705)	(650,018)	(397,485)	(19,526)	(1,201)	(1,639,935)
Total	116,280	324,776	1,772,004	397,412	2,670	2,613,142
Geographical Region						
China's mainland	68,327	324,776	832,229	397,412	2,670	1,625,414
Others	47,953	-	939,775	-	-	987,728
Total	116,280	324,776	1,772,004	397,412	2,670	2,613,142

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

Type of contract	The Company	
	2022	2021
Type of merchandise		
Crude oil	549,157	369,032
Natural gas	575,578	472,398
Refined products	1,617,033	1,300,678
Chemical products	207,956	198,608
Non-oil sales in gas stations	24,525	21,838
Others	71,258	66,918
Intersegment elimination	(1,316,897)	(1,017,204)
Total	1,728,610	1,412,268

Revenue from contracts with customers is mainly recognised at a point in time.

(b) Income and cost of sales from principal operations

	The Group			
	2022		2021	
	Income	Cost	Income	Cost
Oil, Gas and New energy resource	909,141	580,188	669,537	490,797
Refining ,Chemicals and New material	1,157,918	896,515	967,723	698,114
Marketing	2,742,369	2,640,615	2,143,071	2,075,302
Natural Gas Sales	513,331	499,567	410,226	387,041
Head Office and Other	539	693	300	223
Intersegment elimination	(2,148,590)	(2,163,043)	(1,639,119)	(1,646,471)
Total	3,174,708	2,454,535	2,551,738	2,005,006

	The Company			
	2022		2021	
	Income	Cost	Income	Cost
Oil, Gas and New energy resource	729,171	515,798	531,690	422,015
Refining ,Chemicals and New material	973,159	754,961	777,939	557,165
Marketing	857,315	824,359	725,472	685,693
Natural Gas Sales	432,552	435,470	346,880	341,770
Head Office and Other	539	668	300	789
Intersegment elimination	(1,316,898)	(1,309,195)	(1,017,204)	(1,020,795)
Total	1,675,838	1,222,061	1,365,077	986,637

FINANCIAL STATEMENTS   *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(c) Income and cost of sales from other operations

	The Group			
	2022		2021	
	Income	Cost	Income	Cost
Sale of materials	8,378	7,587	9,802	9,428
Non-oil sales in gas stations	30,590	25,806	25,148	23,083
Others	25,491	40,007	27,661	33,987
Total	64,459	73,400	62,611	66,498

	The Company			
	2022		2021	
	Income	Cost	Income	Cost
Sale of materials	7,877	7,041	8,423	7,967
Non-oil sales in gas stations	24,525	22,581	21,838	20,070
Others	21,495	27,098	18,071	21,725
Total	53,897	56,720	48,332	49,762

44 TAXES AND SURCHARGES

	2022	2021
Consumption tax	159,132	161,623
Resource tax	32,991	23,723
City maintenance and construction tax	17,003	16,078
Educational surcharge	12,436	11,660
Urban and township land use tax	3,702	3,572
Crude oil special gain levy	43,768	4,655
Others	7,789	5,353
	276,821	226,664

45 SELLING EXPENSES

	2022	2021
Employee compensation costs	24,028	24,105
Depreciation, depletion and amortisation	15,261	15,490
Transportation expenses	11,175	14,101
Lease, packing, warehouse storage expenses	3,002	3,411
Others	14,886	14,188
	68,352	71,295

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

46 GENERAL AND ADMINISTRATIVE EXPENSES

	2022	2021
Employee compensation costs	31,637	31,902
Depreciation, depletion and amortisation	6,257	6,913
Safety fund	6,130	5,239
Technology service expense	1,380	1,368
Other taxes	795	921
Others	4,324	5,358
	50,523	51,701

47 RESEARCH AND DEVELOPMENT EXPENSES

	2022	2021
Employee compensation costs	9,862	8,030
Depreciation, depletion and amortisation	1,460	1,478
Fuel and material consumption	1,059	798
Others	7,635	6,423
	20,016	16,729

48 FINANCE EXPENSES

	2022	2021
Interest expenses	22,871	20,747
Include: Interest expenditure on lease liabilities	5,447	5,419
Less: Capitalised interest	(1,317)	(1,008)
Less: Interest income	(4,738)	(2,984)
Exchange losses	25,590	12,839
Less: Exchange gains	(23,772)	(13,377)
Others	980	826
	19,614	17,043

49 OTHER INCOME

	2022	2021
Refund of import value-added tax, relating to the import of natural gas	14,006	8,606
Refund of value-added tax, relating to the change from business tax to value-added tax	106	153
Others	4,065	5,492
	18,177	14,251

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

50 INVESTMENT INCOME

	The Group	
	2022	**2021**
Share of profit of associates and joint ventures	15,251	13,267
Gains on Pipeline restructuring	-	18,320
(Losses)/gains on disposal of other subsidiaries	(185)	3,575
Investment loss from disposal of derivative financial instruments	(28,931)	-
Gains from ineffective portion of cash flow hedges	2,217	-
Gains on investments in other equity instruments	15	17
Other investment income	493	210
	(11,140)	35,389

	The Company	
	2022	**2021**
Dividends declared by subsidiaries	25,545	15,082
Share of profit of associates and joint ventures	11,296	10,604
(Losses)/gains disposal of subsidiaries	(203)	335
Gains on investments in other equity instruments	12	15
Other investment (loss)/income	(31)	8
	36,619	26,044

51 CHANGES IN FAIR VALUE GAINS AND LOSSES

	2022	**2021**
Net fair value losses on financial assets and financial liabilities at fair value through profit or loss	(2,745)	-
Unrealised gains from ineffective portion of cash flow hedges, net	281	-
	(2,464)	-

52 CREDIT IMPAIRMENT LOSSES

	2022	**2021**
Accounts receivable	1,474	286
Other receivables	85	45
Others	28	22
	1,587	353

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

53 ASSET IMPAIRMENT LOSSES

	2022	2021
Impairment losses for declines in the value of inventories	8,567	580
Impairment losses for fixed assets and oil and gas properties	20,565	22,823
Impairment losses for construction in progress	1,830	3,648
Impairment losses for long-term equity investments	4,653	443
Impairment losses for goodwill	1,227	-
Impairment losses for other non-current assets	391	117
	37,233	27,611

54 GAINS FROM ASSET DISPOSAL

	2022	2021	Amount recognised in non-recurring profit or loss in 2022
Gains from disposal of fixed assets and oil and gas properties	242	685	242
Losses from disposal of construction in progress	(3)	(25)	(3)
Gains from disposal of intangible assets	158	146	158
Gains from disposal of other long-term assets	508	285	508
	905	1,091	905

55 NON-OPERATING INCOME AND EXPENSES

(a) Non-operating income

	2022	2021	Amount recognised in non-recurring profit or loss in 2022
Government grants	1,203	837	1,203
Others	2,312	2,146	2,312
	3,515	2,983	3,515

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(b) Non-operating expenses

	2022	2021	Amount recognised in non-recurring profit or loss in 2022
Fines	264	346	264
Donation	628	626	628
Extraordinary loss	2,452	1,239	2,452
Damage or scrapping of non-current assets	21,152	20,637	21,152
Others	8,311	4,121	8,311
	32,807	26,969	32,807

56 TAXATION

	2022	2021
Income taxes	63,328	33,822
Deferred taxes	(14,033)	9,685
	49,295	43,507

The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2022	2021
Profit before taxation	213,272	158,194
Tax calculated at a tax rate of 25%	53,318	39,549
Tax return true-up	(910)	(256)
Effect of income taxes from international operations different from taxes at the PRC statutory tax rate	7,857	2,692
Effect of preferential tax rate	(14,197)	(8,603)
Tax effect of income not subject to tax	(7,346)	(10,303)
Tax effect of expenses not deductible for tax purposes	9,241	15,789
Tax effect of temporary differences and losses not recognised as deferred tax assets	1,332	4,639
Taxation	49,295	43,507

57 EARNINGS PER SHARE

Basic and diluted earnings per share for the year ended December 31, 2022 and December 31, 2021 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period.

There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.

FINANCIAL STATEMENTS ➤

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

58 OTHER COMPREHENSIVE INCOME

Other comprehensive income attributable to equity holders of the Company	December 31, 2021	Amounts recognised in income statements	Amounts accumulated in other compre-hensive income reclassified to retained earnings	December 31, 2022
Items that will not be reclassified to profit or loss				
Including: Changes in fair value of investments in other equity instruments	380	(15)	5	370
Items that may be reclassified to profit or loss				
Including: Other comprehensive income recognised under equity method	458	654	—	1,112
Cash flow hedges	-	11,273	—	11,273
Translation differences arising from translation of foreign currency financial statements	(35,532)	3,758	—	(31,774)
Others	(43)	-	—	(43)
Total	(34,737)	15,670	5	(19,062)

59 SUPPLEMENT TO INCOME STATEMENT

Expenses are analysed by nature:

	2022	2021
Operating income	3,239,167	2,614,349
Less: Changes in inventories of finished goods and work in progress	(9,219)	(11,078)
Raw materials and consumables used	(2,203,861)	(1,758,941)
Employee benefits expenses	(163,073)	(154,835)
Depreciation, depletion and amortisation expenses	(214,060)	(204,743)
Investment loss from disposal of derivative financial instruments	(28,931)	-
Gain from ineffective portion of cash flow hedges	2,217	-
Losses from changes in fair value	(2,464)	-
Credit impairment losses	(1,587)	(353)
Assets impairment losses	(37,233)	(27,611)
Lease expenses	(2,083)	(2,645)
Finance expenses	(19,614)	(17,043)
Other expenses	(316,695)	(254,920)
Operating profit	242,564	182,180



PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

60 NOTES TO CONSOLIDATED AND COMPANY CASH FLOWS

(a) Reconciliation from the net profit to the cash flows from operating activities

	The Group		The Company	
	2022	2021	2022	2021
Net profit	163,977	114,687	129,869	84,133
Add: Asset impairment losses	37,233	27,611	23,330	6,761
Credit losses	1,587	353	65	905
Depreciation and depletion of fixed asset and oil and gas properties	195,336	184,636	129,615	124,072
Depreciation and depletion of right-of-use assets	11,874	11,196	6,109	6,278
Amortisation of intangible assets	4,941	5,483	4,065	4,394
Amortisation of long-term prepaid expenses	1,909	3,428	1,977	2,844
Gains on disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	(905)	(1,091)	(591)	(931)
Damage or scrapping of fixed assets and oil and gas properties	21,152	20,637	16,439	16,515
Capitalised exploratory costs charged to expense	14,118	12,557	10,474	8,515
Safety fund reserve	(691)	(1,750)	(209)	121
Finance expenses	19,614	17,043	13,713	14,972
Investment income	11,140	(35,389)	(36,619)	(26,044)
Losses/(gains) form changes in fair value	2,464	-	(54)	-
Changes in deferred taxation	(14,033)	9,685	(11,447)	9,911
Increase in inventories	(32,470)	(15,889)	(19,068)	(18,223)
Increase in operating receivables	(20,127)	(8,265)	(17,023)	(2,348)
(Decrease)/increase in operating payables	(23,351)	(3,463)	6,012	8,895
Net cash flows from operating activities	393,768	341,469	256,657	240,770

(b) Net increase/(decrease) in cash and cash equivalents

	The Group		The Company	
	2022	2021	2022	2021
Cash at the end of the period	191,190	136,789	68,808	31,955
Less: Cash at the beginning of the period	(136,789)	(118,631)	(31,955)	(40,787)
Add: Cash equivalents at the end of the period	-	-	-	-
Less: Cash equivalents at the beginning of the period	-	-	-	-
Increase /(decrease) in cash and cash equivalents	54,401	18,158	36,853	(8,832)

FINANCIAL STATEMENTS ◆▶

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(c) Cash and cash equivalents

	The Group		The Company	
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Cash at bank and on hand	225,049	163,536	72,308	35,505
Less: Time deposits with maturities over 3 months	(33,859)	(26,747)	(3,500)	(3,550)
Cash and cash equivalents at the end of the period	191,190	136,789	68,808	31,955

61 SEGMENT REPORTING

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group's operating segments comprise: Oil, Gas and New energy resource, Refining, Chemicals and New material, Marketing, Natural Gas Sales and Head Office and Other. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market price. Additionally, the Group presents geographical information based on entities located in regions with a similar risk profile.

The Oil, Gas and New energy resource segment is engaged in the exploration, development, transportation, production, marketing of crude oil and natural gas and new energy resource business.

The Refining ,Chemicals and New material segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products, other chemical products and new materials business.

The Marketing segment is engaged in the marketing of refined products and non-oil products, and the trading business.

The Natural Gas Sales segment is engaged in the transportation and sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the other operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 4 - "Principal Accounting Policies and Accounting Estimates".



PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(1) Operating segments

(a) Segment information as of and for the year ended December 31, 2022 is as follows:

	Oil, Gas and New energy resource	Refining, Chemicals and New material	Marketing	Natural Gas Sales	Head Office and Other	Total
Revenue	929,279	1,164,596	2,771,894	519,211	5,473	5,390,453
Less: Intersegment revenue	(777,846)	(827,572)	(520,502)	(22,156)	(3,210)	(2,151,286)
Revenue from external customers	151,433	337,024	2,251,392	497,055	2,263	3,239,167
Segment expenses (i)	(547,618)	(384,428)	(1,862,635)	(111,443)	(19,346)	(2,925,470)
Segment profit/(loss)	210,054	48,115	53,308	18,812	(16,592)	313,697
Unallocated income and expenses						(71,133)
Operating profit						242,564
Depreciation, depletion and amortisation	165,899	23,871	17,782	4,618	1,890	214,060
Asset impairment losses	21,310	5,410	5,643	4,870	-	37,233
Credit losses/(reversal)	498	(11)	602	497	1	1,587
Capital expenditures	221,592	41,771	5,069	4,936	939	274,307
December 31, 2022						
Segment assets	1,503,805	484,704	614,300	341,546	1,679,722	4,624,077
Other assets						31,806
Elimination of intersegment balances (ii)						(1,982,132)
Total assets						2,673,751
Segment liabilities	581,261	243,417	404,991	135,361	590,604	1,955,634
Other liabilities						74,546
Elimination of intersegment balances (ii)						(894,532)
Total liabilities						1,135,648

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(b) Segment information as of and for the year ended December 31, 2021 is as follows:

	Oil, Gas and New energy resource	Refining, Chemicals and New material	Marketing	Natural Gas Sales	Head Office and Other	Total
Revenue	688,334	974,972	2,170,062	417,022	3,894	4,254,284
Less: Intersegment revenue	(571,705)	(650,018)	(397,485)	(19,526)	(1,201)	(1,639,935)
Revenue from external customers	116,629	324,954	1,772,577	397,496	2,693	2,614,349
Segment expenses (i)	(450,703)	(356,129)	(1,496,597)	(102,802)	(17,411)	(2,423,642)
Segment profit/(loss)	108,092	56,697	15,864	23,597	(13,543)	190,707
Unallocated income and expenses						(8,527)
Operating profit						182,180
Depreciation, depletion and amortisation	155,111	23,784	18,889	5,111	1,848	204,743
Asset impairment losses	20,670	4,999	1,728	214	-	27,611
Credit (reversal)/losses	(188)	28	482	28	3	353
Capital expenditures	178,259	54,487	10,982	6,750	700	251,178
December 31, 2021						
Segment assets	1,435,629	459,930	539,966	334,545	1,604,801	4,374,871
Other assets						17,014
Elimination of intersegment balances (ii)						(1,889,352)
Total assets						2,502,533
Segment liabilities	550,365	199,159	349,609	128,490	566,602	1,794,225
Other liabilities						103,428
Elimination of intersegment balances (ii)						(804,244)
Total liabilities						1,093,409

(i) Segment expenses include cost of sales, taxes and surcharges, selling expenses, general and administrative expenses, research and development expenses, other income.

(ii) Elimination of intersegment balances represents elimination of intersegment accounts and investments.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(2) Geographical information

Revenue from external customers	2022	2021
China's mainland	1,888,906	1,626,616
Other	1,350,261	987,733
	3,239,167	2,614,349

Non-current assets (i)	December 31, 2022	December 31, 2021
China's mainland	1,853,721	1,838,768
Other	178,343	165,117
	2,032,064	2,003,885

(i) Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

62 FINANCIAL RISK MANAGEMENT

1. Financial risk

The Group's activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.

(1) Market risk

Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of crude oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows.

(a) Foreign exchange risk

The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, natural gas, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognised assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk.

(b) Interest rate risk

The Group has no significant interest rate risk on interest-bearing assets. The Group's exposure to interest rate risk arises from its borrowings(including debentures payable). The Group's borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group's borrowings and debentures payable, together with their respective interest rates and maturity dates, is included in Note 34 and 35.

FINANCIAL STATEMENTS ►

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(c) Price risk

The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group.

The Group uses derivative financial instruments, including commodity futures, commodity swaps and commodity options, to hedge some price risks efficiently.

As at December 31, 2022, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as hedges. As at December 31, 2022, the fair value of such derivative hedging financial instruments is derivative financial assets of 20,988 (December 31, 2021: 3,913) and derivative financial liabilities of 10,941 (December 31, 2021: 3,881).

As at December 31, 2022, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease/increase the Group's profit for the year by approximately 331 (December 31, 2021: increase/decrease 2,104), and resulting in an decrease/increase of approximately 1,074 in other comprehensive income of the Group (December 31, 2021: Nil).This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group's derivative financial instruments at that date with exposure to commodity price risk.

(2) Credit risk

Credit risk arises from cash at bank and on hand, credit exposure to customers with outstanding receivable balances, other receivables and long-term recievables.

A substantial portion of the Group's cash at bank and on hand are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.

The Group performs ongoing assessment of the credit quality of its customers, and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The aging analysis of accounts receivable and related provision for bad debts are presented in Note 9.

The carrying amounts of cash at bank and on hand, accounts receivable, other receivables and receivables financing included in the consolidated balance sheet represent the Group's maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

The Group has no significant concentration of credit risk.

(3) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities.

In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.

Analysis of the Group's long-term borrowings, debentures payable and lease liabilities based on the remaining period at the balance sheet date to the contractual maturity dates are presented in Note 34, 35 and 20.

2. Capital management

The Group's objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for equity holders and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/ (interest-bearing borrowings + total equity), interest-bearing borrowings include short-term and long-term borrowings, debentures payable and ultra short-term financing bond. The gearing ratio at December 31, 2022 is 17.36% (December 31, 2021: 19.46%).

3. Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2022 and December 31, 2021 are disclosed in the respective accounting policies.

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash at bank and on hand, accounts receivable , other receivables, notes payable, accounts payable, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings and debentures payable are presented in Note 34 and Note 35, respectively.

The Group's investments in financial assets at fair value through profit or loss, financial liabilities at fair value through profit or loss, derivative financial instruments, receivables financing and other equity instruments are measured at fair value on the balance sheet date. The fair value of financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss are mainly categorised into Level 1 of the fair value hierarchy, which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques. The fair value of derivative financial instruments are mainly categorised into Level 1 and Level 2 of the fair value hierarchy, which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques, or the inputs other than quoted prices included within Level 1 that are observable either directly or indirectly. Receivables financing are mainly categorised into Level 3 of the fair value hierarchy, which are based on that Receivables financing are mainly short-term bills of acceptance issued by banks, their fair values approximate the face values of the bills. The investments in other equity instruments are measured at fair value at the end of the reporting period. The investments in other equity instruments are mainly categorised into Level 1 of the fair value hierarchy, which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

As of December 31, 2022, financial assets continuing to be measured at fair value are listed in three levels as follows:

	Level 1	Level 2	Level 3	Total
Financial assets				
Financial assets at fair value through profit or loss—				
Financial assets at fair value through profit or loss	3,876	-	-	3,876
Derivative financial assets—				
Derivative financial assets	14,508	6,625	-	21,133
Receivables financing—				
Receivables financing	-	-	4,376	4,376
Investments in other equity instruments—				
other equity instruments	623	-	327	950
Total	19,007	6,625	4,703	30,335

As of December 31, 2022, financial liabilities continuing to be measured at fair value are listed in three levels as follows:

	Level 1	Level 2	Level 3	Total
Financial liabilities				
Financial Liabilities at fair value through profit or loss—				
Financial Liabilities at fair value through profit or loss	1,698	-	-	1,698
Derivative financial liabilities—				
Derivative financial liabilities	983	10,163	-	11,146
Total	2,681	10,163	-	12,844

As of December 31, 2021, financial assets continuing to be measured at fair value are listed in three levels as follows:

	Level 1	Level 2	Level 3	Total
Financial assets				
Derivative financial assets—				
Derivative financial assets	2,625	1,288	-	3,913
Receivables financing—				
Receivables financing	-	-	3,975	3,975
Investments in other equity instruments—				
other equity instruments	905	-	271	1,176
Total	3,530	1,288	4,246	9,064

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

As of December 31, 2021, financial liabilities continuing to be measured at fair value are listed in three levels as follows:

	Level 1	Level 2	Level 3	Total
Financial liabilities				
Derivative financial liabilities—				
Derivative financial liabilities	726	3,155	-	3,881

The Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the bills receivable classified as Level 3 financial assets.

63 RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1) Parent Company

(a) General information of parent company

CNPC, the immediate parent of the Company, is a limited liability company directly controlled by the PRC government.

	Type of Legal Entity	Place of incorporation	Legal representative	Principal activities
China National Petroleum Corporation	Limited liability company (wholly state-wned)	PRC	Dai Houliang	Oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, construction and technical services and petroleum equipment manufacturing etc.

(b) Registered capital and changes in registered capital of the parent company

	December 31, 2021	Additions	Reduction	December 31, 2022
China National Petroleum Corporation	486,900	-	-	486,900

(c) Equity interest and voting rights of parent company

	December 31, 2022		December 31, 2021	
	Equity interest %	Voting rights %	Equity interest %	Voting rights %
China National Petroleum Corporation	80.54	80.54	80.41	80.41

FINANCIAL STATEMENTS ◆➤

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(2) Subsidiaries

Details about subsidiaries and related information are disclosed in Note 6(1).

(3) Nature of related parties that are not controlled by the Company

Names of related parties	Relationship with the Company
China Oil & Gas Piping Network Corporation	Associate
China Petroleum Finance Co., Ltd.	Associate
CNPC Captive Insurance Co., Ltd.	Associate
China National Aviation Fuel Group Limited	Associate
China Marine Bunker (PetroChina) Co., Ltd.	Joint venture
Mangistau Investment B.V.	Joint venture
Trans-Asia Gas Pipeline Co., Ltd.	Joint venture
CNPC Bohai Drilling Engineering Co., Ltd.	Fellow subsidiary of CNPC
CNPC Oriental Geophysical Exploration Co., Ltd.	Fellow subsidiary of CNPC
CNPC Chuanqing Drilling Engineering Co., Ltd.	Fellow subsidiary of CNPC
Daqing Petroleum Administrative Bureau Co., Ltd.	Fellow subsidiary of CNPC
Liaohe Petroleum Exploration Bureau Co., Ltd.	Fellow subsidiary of CNPC
China Petroleum Pipeline Bureau Co., Ltd.	Fellow subsidiary of CNPC
CNPC Transportation Co., Ltd.	Fellow subsidiary of CNPC
CNPC Material Company Co., Ltd.	Fellow subsidiary of CNPC
China National Oil and Gas Exploration and Development Corporation Co., Ltd.	Fellow subsidiary of CNPC
China National United Oil Co., Ltd.	Fellow subsidiary of CNPC
CNPC Shared Operation Co. Ltd	Fellow subsidiary of CNPC

(4) Summary of significant related party transactions

(a) Related party transactions with CNPC and its subsidiaries:

The Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 27, 2020 for a period of three years effective from January 1, 2021. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, then the actual cost incurred or the agreed contractual prices are used.

(All amounts in RMB millions unless otherwise stated)

On August 25, 2011, based on the Land Use Rights Leasing Contract signed for a period of 50 years from 2000, the Company and CNPC entered into a supplemental agreement to the Land Use Rights Leasing Contract which took effect on January 1, 2012. The expiry date of the supplemental agreement is the same as the Land Use Rights Leasing Contract, which is in 2050. The Company and CNPC may adjust area and rental payable for the leased land parcels every three years taking into consideration of production and operations of the Company and the prevailing market price. On August 27, 2020, the Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract, which adjusted the rental payable and the area for the leased land parcels with effect from January 1, 2021. The Company agreed to rent from CNPC and its fellow subsidiaries parcels of land with an aggregate area of approximately 1,142 million square metres with annual rental payable (exclusive of tax and charges) approximately RMB 5,673 based on the area of leased land parcels and the current market conditions. Apart from the annual rental payable and are for the leased parcels, the other terms in the Land Use Rights Leasing Contract and supplemental agreement remained.

On August 24, 2017, the Company entered into a new Buildings Leasing Contract with CNPC, which took effect on January 1, 2018 for a period of 20 years. The Company and CNPC may adjust the area of buildings leased and the rental fees every three years as appropriate by reference to the production and operations of the Company and the prevailing market prices, but the adjusted rental shall not exceed the comparable fair market prices. On August 27, 2020, the Company and CNPC issued a confirmation letter to the 2017 Buildings Leasing Contract, which adjusted the annual rental payable and the area for the leased which took effect on January 1, 2021. Buildings covering an aggregate area of 1,287.5 thousand square meters were leased at annual rental payable approximately RMB 713 in accordance with the confirmed rental area and the current property market conditions. Apart from the annual rental payable and area of the leased building, the other terms in the Building Leasing Contract remains unchanged.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

	Notes	2022	2021
Sales of goods and services rendered to CNPC and its subsidiaries	(1)	81,112	69,058
Purchase of goods and services from CNPC and its subsidiaries:			
Fees paid for construction and technical services	(2)	170,916	162,773
Fees for production services	(3)	174,492	129,264
Social services charges	(4)	1,668	1,965
Ancillary services charges	(5)	1,491	1,649
Material supply services	(6)	30,005	27,802
Interest income	(7)	705	270
Interest expense	(8)	2,959	3,490
Other financial service expense	(9)	1,476	1,388
Rental and other expenses paid to CNPC and its fellow subsidiaries	(10)	6,996	6,797
Purchases of assets from CNPC and its subsidiaries	(11)	1,196	1,051

Notes:

(1) Primarily crude oil, natural gas, refined products, chemical products and the supply of water, electricity, gas, heat, measurement, quality inspection, etc.

(2) Construction and technical services comprise geophysical survey, drilling, well cementing, logging, well testing, oil testing, oilfield construction, refineries and chemical plants construction, engineering design and supervision, repair of equipment, etc.

(3) Production services comprise the repair of machinery and equipment, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery, etc.

(4) Social services comprise mainly security service, education, hospitals, preschool, etc.

(5) Ancillary services comprise mainly property management and provision of training centres, guesthouses, canteens, public shower rooms, etc.

(6) Material supply services comprise mainly purchase of materials, quality control, storage of materials and delivery of materials, etc.

(7) The bank deposits in CNPC and its fellow subsidiaries as of December 31, 2022 were RMB 47,656 (December 31, 2021: RMB 36,489).

(8) The loans from CNPC and its fellow subsidiaries including long-term borrowings, long-term borrowings due within one year and short-term borrowings as of December 31, 2022 were RMB 133,453 (December 31, 2021: RMB 133,800).

(9) Other financial service expense primarily refers to expense of insurance and other services.

(10) Rental and other expenses paid to CNPC and its subsidiaries refer to: 1) Rental was calculated and paid in accordance with the Building and Land Use Rights leasing contract between the Group and CNPC. 2) Rents and other payments (including all rents, leasing service fees and prices for exercising purchase options) were paid according to other lease agreements entered in to by the Group and CNPC and its fellow subsidiaries.

(11) Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment.

FINANCIAL STATEMENTS   *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

(b) Related party transactions with associates and joint ventures:

The transactions between the Group and its associates and joint ventures are conducted at government-prescribed prices or market prices.

	2022	2021
(a) Sales of goods		
- Crude Oil	25,194	16,824
- Refined products	40,117	27,540
- Chemical products	624	760
- Natural Gas	15,838	9,475
(b) Sales of services	252	243
(c) Purchases of goods	34,008	20,688
(d) Purchases of services	76,773	72,420

(5) Commissioned loans

The Company with its subsidiaries, the Group with CNPC and its subsidiaries , commissioned CP Finance and other financial institutions to provide loans to each other, charging interest in accordance with the prevailing interest rates. Loans between the Company and its subsidiaries have been eliminated in the consolidated financial statements. As of December 31, 2022, the eliminated commissioned loans include the loans provided by the Company to its subsidiaries amounted to RMB 150(December 31, 2021: RMB 150) and the loans provided to the Company by its subsidiaries amounted to RMB 29,744 (December 31, 2021: RMB 18,306).

(6) Guarantees

CNPC and its subsidiaries provided guarantees of part of loans and debentures for the Group, see Note 33, Note 34 and Note 35.

(7) Receivables and payables with related parties

(a) Receivables from related parties

	December 31, 2022	December 31, 2021
CNPC and its subsidiaries		
Accounts receivable	2,250	5,832
Receivables financing	1,000	1,850
Advances to suppliers	6,513	5,285
Other receivables	4,063	2,551
Other non-current assets	6,439	7,343
Associates and joint ventures		
Accounts receivable	1,565	1,568
Advances to suppliers	105	248
Other receivables	2,056	10,096
Other current assets	8,300	7,245
Other non-current assets	10,319	8,353

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

As of December 31, 2022, the provisions for bad debts of the receivables from related parties amounted to RMB 475(December 31, 2021: RMB 505).

As of December 31, 2022, the receivables from related parties represented 25% (December 31, 2021: 35%) of total receivables.

(b) Payables to related parties

	December 31, 2022	December 31, 2021
CNPC and its subsidiaries		
Notes payable	639	348
Accounts payable	49,671	44,183
Other payables	3,803	2,746
Contract liabilities	493	581
Lease liabilities (including lease liabilities due within one year)	98,143	101,453
Associates and joint ventures		
Notes payable	26	-
Accounts payable	3,114	2,042
Other payables	206	207
Contract liabilities	27	32

As of December 31, 2022, the payables to related parties represented 28% (December 31, 2021: 31%) of total payables.

(8) Key management personnel compensation

	2022	2021
	RMB'000	RMB'000
Key management personnel compensation	18,567	16,711

64 CONTINGENT LIABILITIES

(1) Bank and other guarantees

At December 31, 2022 and 2021, the Group did not guarantee related parties or third parties any significant borrowings or others.

(2) Environmental liabilities

The PRC has enacted comprehensive environmental laws and regulations that affect the operation of the oil and gas industry. Management believes that there are no probable liabilities under existing legislation, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

FINANCIAL STATEMENTS   *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

As of December 31, 2022, the amounts of asset retirement obligations which have already been reflected in the consolidated financial statements relating to environmental liability were RMB 142,081 (December 31, 2021: 129,405) (Note 36) .

(3) Legal contingencies

During the reporting period, the Group has complied with domestic and overseas laws and regulatory requirements. Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding of the group, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(4) Group insurance

The Group has insurance coverage for certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents, and employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

65 COMMITMENTS

(1) Capital commitments

At December 31, 2022, the Group's capital commitments contracted but not provided for, were RMB 882 (December 31, 2021: RMB 882).

These capital commitments are transactions mainly with CNPC and its fellow subsidiaries.

(2) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Natural Resources. Payments incurred were RMB 482 for the year ended December 31, 2022 (2021: RMB 744).

According to the current policy, estimated annual payments for the next five years are as follows:

	December 31, 2022	December 31, 2021
Within one year	500	500
Between one and two years	500	500
Between two and three years	500	500
Between three and four years	500	500
Between four and five years	500	500

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in RMB millions unless otherwise stated)

FINANCIAL STATEMENTS SUPPLEMENTARY INFORMATION

1 NON-RECURRING PROFIT/LOSS ITEMS

	2022	2021
Losses on disposal of non-current assets	(20,247)	(19,546)
Government grants recognised in the income statement	1,203	837
Reversal of provisions for bad debts against receivables	158	321
Net gains arising from the disposal of associates and joint ventures	(24)	(4)
Gain on Pipeline restructuring	-	18,320
(Loss)/Gains on disposal of other subsidiaries	(185)	3,575
Gain on holding and disposal of other investments	717	-
Other non-operating income and expenses	(9,343)	(4,186)
	(27,721)	(683)
Tax impact of non-recurring profit items	6,018	1,226
Impact of non-controlling interests	181	(7,913)
Total	(21,522)	(7,370)

2 SIGNIFICANT DIFFERENCES BETWEEN IFRS AND CAS

The consolidated net profit for the year under IFRS and CAS were RMB 163,982 and RMB 163,977, respectively, with a difference of RMB 5; the consolidated shareholders' equity for the year under IFRS and CAS were RMB 1,537,853 and RMB 1,538,103, respectively, with a difference of RMB 250. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999.

During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.





INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED
(incorporated in the People's Republic of China with limited liability)

Opinion

What we have audited

The consolidated financial statements of PetroChina Company Limited (the "Company") and its subsidiaries (the "Group"), which are set out on pages 215 to 281, comprise:

• the consolidated statement of financial position as at December 31, 2022;

• the consolidated statement of comprehensive income for the year then ended;

• the consolidated statement of changes in equity for the year then ended;

• the consolidated statement of cash flows for the year then ended; and

• the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2022, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards ("IFRSs") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers, 22/F, Prince's Building, Central, Hong Kong
T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com



INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)
(incorporated in the People's Republic of China with limited liability)

Basis for Opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing ("HKSAs") issued by the HKICPA. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the HKICPA's Code of Ethics for Professional Accountants ("the Code"), and we have fulfilled our other ethical responsibilities in accordance with the Code.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter identified in our audit is related to "Recoverability of the carrying amount of oil and gas properties".





INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)
(incorporated in the People's Republic of China with limited liability)

Key Audit Matters (continued)

Key Audit Matter	How our audit addressed the Key Audit Matter
Recoverability of the carrying amount of oil and gas properties	In addressing this matter, we performed the following key audit procedures:
Refer to Note 5 (a) "Critical accounting estimates and judgements" and the oil and gas properties as included in Note 16 "Property, plant and equipment" to the consolidated financial statements, with the net book value of oil and gas properties amounted to RMB 832,610 million at December 31, 2022, and impairment loss of RMB 14,750 million was recorded for the year ended December 31, 2022.	• Obtained an understanding of the management's internal control and assessment process of impairment of oil and gas properties and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity, subjectivity, changes and susceptibility to management bias or fraud;
Uncertainty in future oil prices, future production costs, changes in operating conditions and the economic outlook gave rise to possible indicators that the carrying amount of the oil and gas properties as at December 31, 2022 might be impaired.	• Evaluated and tested the key controls relating to the determination of recoverable amounts of oil and gas properties;
The Group has adopted value in use as the respective recoverable amounts of oil and gas properties, which involved key estimations or assumptions including:	• Assessed the appropriateness of the method used to determine recoverable amounts, including the methodology adopted in the discounted cash flow projections, tested mathematical accuracy of the projections, and the completeness, accuracy, and relevance of underlying data used in the projections;
– Future crude oil prices;	• Compared estimates of future crude oil prices adopted by the Group against a range of published crude oil price forecasts;
– Future costs;	
– Future production volumes; and	• Compared the future cost profiles against historical costs or relevant budgets of the Group or relevant industry data;
– Discount rates.	
Because of the significance of the carrying amount of the oil and gas properties as at December 31, 2022, together with the significant estimates and judgements by management in the use of key estimates or assumptions in determining recoverable amounts for oil and gas properties, we had placed our audit emphasis on this matter.	• Compared the future production profiles against the oil and gas reserve estimation report approved by the management. Evaluated the competence, capability and objectivity of the management's experts engaged in estimating the oil and gas reserves. Assessed key estimations or assumptions used in the reserve estimation, by reference to historical data, management plans and/or relevant industry data;
	• Used professionals with specialized skill and knowledge to assist in the evaluation of the appropriateness of discount rates adopted by the management.
	Based on our work, we found the key estimations and assumptions and input data adopted by management in determining the recoverable amounts were supported by the evidence we obtained.

 

INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)
(incorporated in the People's Republic of China with limited liability)

Other Information

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors and the Audit Committee for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The Audit Committee is responsible for overseeing the Group's financial reporting process.

 

INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)
(incorporated in the People's Republic of China with limited liability)

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

 

INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)
(incorporated in the People's Republic of China with limited liability)

Auditor's responsibilities for the audit of the consolidated financial statements (continued)

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.





INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)
(incorporated in the People's Republic of China with limited liability)

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is HON CHONG HENG.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, March 29, 2023



PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2022

(All amounts in RMB millions unless otherwise stated)

	Notes	2022 RMB	2021 RMB
REVENUE	6	3,239,167	2,614,349
OPERATING EXPENSES			
Purchases, services and other		(2,213,080)	(1,770,019)
Employee compensation costs	8	(163,073)	(154,835)
Exploration expenses, including exploratory dry holes		(27,074)	(24,248)
Depreciation, depletion and amortisation		(238,036)	(231,269)
Selling, general and administrative expenses		(59,529)	(57,802)
Taxes other than income taxes	9	(278,055)	(228,003)
Other (expense)/income, net		(43,660)	12,980
TOTAL OPERATING EXPENSES		(3,022,507)	(2,453,196)
PROFIT FROM OPERATIONS		216,660	161,153
FINANCE COSTS			
Exchange gain		23,772	13,377
Exchange loss		(25,590)	(12,839)
Interest income		4,738	2,984
Interest expense	10	(21,554)	(19,739)
TOTAL NET FINANCE COSTS		(18,634)	(16,217)
SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES		15,251	13,267
PROFIT BEFORE INCOME TAX EXPENSE	7	213,277	158,203
INCOME TAX EXPENSE	12	(49,295)	(43,507)
PROFIT FOR THE YEAR		163,982	114,696
OTHER COMPREHENSIVE INCOME			
Item that will not be reclassified to profit or loss			
Fair value changes in equity investment measured at fair value through other comprehensive income		(116)	232
Currency translation differences		6,201	(2,045)
Items that are or may be reclassified subsequently to profit or loss			
Gains on cash flow hedges		11,273	-
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method		654	(4)
Currency translation differences		3,758	(2,684)
OTHER COMPREHENSIVE INCOME, NET OF TAX		21,770	(4,501)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		185,752	110,195
PROFIT FOR THE YEAR ATTRIBUTABLE TO:			
Owners of the Company	13	149,380	92,170
Non-controlling interests		14,602	22,526
		163,982	114,696
TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:			
Owners of the Company		165,050	89,561
Non-controlling interests		20,702	20,634
		185,752	110,195
BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	14	0.82	0.50

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of December 31, 2022

(All amounts in RMB millions unless otherwise stated)

	Notes	December 31, 2022 RMB	December 31, 2021 RMB
NON-CURRENT ASSETS			
Property, plant and equipment	16	1,492,513	1,459,296
Investments in associates and joint ventures	17	269,569	265,785
Equity investments measured at fair value through other comprehensive income	18	943	1,168
Right-of-use assets	20	203,065	208,606
Intangible and other non-current assets	21	69,813	66,344
Deferred tax assets	33	19,699	12,161
Time deposits with maturities over one year		4,016	8,064
TOTAL NON-CURRENT ASSETS		2,059,618	2,021,424
CURRENT ASSETS			
Inventories	22	167,751	143,848
Accounts receivable	23	72,028	52,746
Derivative financial instruments	24	21,133	3,913
Prepayments and other current assets	25	119,654	112,820
Financial assets at fair value through other comprehensive income	26	4,376	3,975
Financial assets at fair value through profit or loss		3,876	-
Time deposits with maturities over three months but within one year		33,859	26,747
Cash and cash equivalents	27	191,190	136,789
TOTAL CURRENT ASSETS		613,867	480,838
CURRENT LIABILITIES			
Accounts payable and accrued liabilities	28	372,369	299,121
Contract liabilities	29	77,337	78,481
Income taxes payable		16,471	9,915
Other taxes payable		37,043	66,859
Short-term borrowings	30	100,639	53,275
Derivative financial instruments	24	11,146	3,881
Lease liabilities	20	7,560	6,626
Financial liabilities at fair value through profit or loss		1,698	-
TOTAL CURRENT LIABILITIES		624,263	518,158
NET CURRENT LIABILITIES		(10,396)	(37,320)
TOTAL ASSETS LESS CURRENT LIABILITIES		2,049,222	1,984,104
EQUITY			
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:			
Share capital	31	183,021	183,021
Retained earnings		853,585	771,980
Reserves	32	332,721	308,560
TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,369,327	1,263,561
NON-CONTROLLING INTERESTS		168,526	145,308
TOTAL EQUITY		1,537,853	1,408,869
NON-CURRENT LIABILITIES			
Long-term borrowings	30	222,478	287,175
Asset retirement obligations	34	142,081	129,405
Lease liabilities	20	118,200	123,222
Deferred tax liabilities	33	21,016	26,638
Other long-term obligations		7,594	8,795
TOTAL NON-CURRENT LIABILITIES		511,369	575,235
TOTAL EQUITY AND NON-CURRENT LIABILITIES		2,049,222	1,984,104

The accompanying notes are an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua



PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2022

(All amounts in RMB millions unless otherwise stated)

	2022	2021
	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit for the year	163,982	114,696
Adjustments for:		
Income tax expense	49,295	43,507
Depreciation, depletion and amortisation	238,036	231,269
Capitalised exploratory costs charged to expense	14,118	12,557
Safety fund reserve	(691)	(1,750)
Share of profit of associates and joint ventures	(15,251)	(13,267)
Accrual of provision for impairment of receivables, net	1,625	415
Write down in inventories, net	8,567	580
Impairment of other non-current assets	4,653	465
Loss on disposal and scrap of property, plant and equipment	20,726	18,959
(Gain)/loss on disposal and scrap of other non-current assets	(479)	587
Loss/(gain) on disposal of subsidiaries	185	(3,575)
Gain on Pipeline restructuring	-	(18,320)
Fair value loss	2,464	-
Dividend income	(15)	(17)
Interest income	(4,738)	(2,984)
Interest expense	21,554	19,739
Changes in working capital:		
Accounts receivable, prepayments and other current assets	(20,127)	(8,265)
Inventories	(32,470)	(15,889)
Accounts payable and accrued liabilities	7,504	2,251
Contract liabilities	(1,144)	(12,996)
CASH FLOWS GENERATED FROM OPERATIONS	457,794	367,962
Income taxes paid	(64,026)	(26,493)
NET CASH FLOWS FROM OPERATING ACTIVITIES	393,768	341,469

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
For the Year Ended December 31, 2022

(All amounts in RMB millions unless otherwise stated)

	2022	2021
	RMB	RMB
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(243,349)	(261,617)
Acquisition of investments in associates and joint ventures	(1,396)	(387)
Acquisition of intangible assets and other non-current assets	(1,524)	(3,946)
Acquisition of subsidiaries	(460)	(1,822)
Acquisition of financial assets at fair value through profit or loss	(2,830)	-
Proceeds from disposal of property, plant and equipment	(364)	2,746
Proceeds from disposal of other non-current assets	2,830	4,183
Proceeds from Pipeline restructuring	3,445	31,074
Interest received	3,001	2,836
Dividends received	10,740	12,274
(Increase)/decrease in time deposits with maturities over three months	(3,064)	1,627
NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(232,971)	(213,032)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments of short-term borrowings	(800,692)	(758,307)
Repayments of long-term borrowings	(90,637)	(78,127)
Repayments of lease liabilities	(12,730)	(13,016)
Interest paid	(12,298)	(12,821)
Dividends paid to non-controlling interests	(9,547)	(16,508)
Dividends paid to owners of the Company	(54,686)	(39,866)
Cash paid to acquire non-controlling interests	-	(22)
Increase in short-term borrowings	784,049	681,258
Increase in long-term borrowings	82,299	128,834
Cash contribution from non-controlling interests	529	673
Capital reduction in subsidiaries paid to non-controlling interests	-	(69)
NET CASH FLOWS USED FOR FINANCING ACTIVITIES	(113,713)	(107,971)
TRANSLATION OF FOREIGN CURRENCY	7,317	(2,308)
Increase in cash and cash equivalents	54,401	18,158
Cash and cash equivalents at beginning of the year	136,789	118,631
Cash and cash equivalents at end of the year	191,190	136,789

The accompanying notes are an integral part of these financial statements.



PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the Year Ended December 31, 2022

(All amounts in RMB millions unless otherwise stated)

	Attributable to owners of the Company				Non-controlling Interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal		
	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2021	183,021	727,955	304,182	1,215,158	151,463	1,366,621
Profit for the year ended December 31, 2021	-	92,170	-	92,170	22,526	114,696
Other comprehensive income for the year ended December 31, 2021	-	-	(2,609)	(2,609)	(1,892)	(4,501)
Special reserve-safety fund reserve	-	-	(1,579)	(1,579)	(171)	(1,750)
Transfer to reserves	-	(8,413)	8,413	-	-	-
Dividends	-	(39,866)	-	(39,866)	(15,975)	(55,841)
Transaction with non-controlling interests in subsidiaries	-	-	(15)	(15)	(19)	(34)
Capital contribution from non-controlling interests	-	-	-	-	1,059	1,059
Acquisition of subsidiaries	-	-	-	-	769	769
Disposal of subsidiaries	-	-	-	-	(12,380)	(12,380)
Other	-	134	168	302	(72)	230
Balance at December 31, 2021	183,021	771,980	308,560	1,263,561	145,308	1,408,869
Balance at January 1, 2022	183,021	771,980	308,560	1,263,561	145,308	1,408,869
Profit for the year ended December 31, 2022	-	149,380	-	149,380	14,602	163,982
Other comprehensive income for the year ended December 31, 2022	-	-	15,670	15,670	6,100	21,770
Special reserve-safety fund reserve	-	-	(741)	(741)	50	(691)
Transfer to reserves	-	(12,987)	12,987	-	-	-
Dividends	-	(54,686)	-	(54,686)	(9,709)	(64,395)
Capital contribution from non-controlling interests	-	-	3	3	11,125	11,128
Acquisition of subsidiaries	-	-	-	-	634	634
Disposal of subsidiaries	-	-	-	-	7	7
Other	-	(102)	(3,758)	(3,860)	409	(3,451)
Balance at December 31, 2022	183,021	853,585	332,721	1,369,327	168,526	1,537,853

The accompanying notes are an integral part of these financial statements.

1 ORGANISATION AND PRINCIPAL ACTIVITIES

PetroChina Company Limited (the "Company") was established as a joint stock company with limited liability on November 5, 1999 by 中國石油天然氣集團公司 (China National Petroleum Corporation ("CNPC")) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 "Reply on the approval of the establishment of PetroChina Company Limited" from the former State Economic and Trade Commission of the People's Republic of China ("China" or "PRC"). CNPC restructured ("the Restructuring") and injected its core business and the related assets and liabilities into the Company. 中國石油天然氣集團公司 was renamed 中國石油天然氣集團有限公司 (CNPC before and after the change of name) on December 19, 2017. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the "Group".

The Group is principally engaged in (i) the exploration, development, transportation and production and marketing of crude oil and natural gas, and new energy business; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products, and new materials business; (iii) the marketing of refined products and non-oil products, and trading business; and (iv) the transportation and the sale of natural gas (Note 40).

2 BASIS OF PREPARATION

The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board ("IASB"). These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A number of new or amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these new or amended standards. The consolidated financial statements and the statement of financial position of the Company have been prepared under the historical cost convention except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRSs requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial position and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

(a) New and amended standards and interpretations adopted by the Group

The IASB has issued the following amendments to IFRSs that are first effective for the current accounting period of the Group:

FINANCIAL STATEMENTS ◆▶

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

• Rent Concessions Extension of the practical expedient – Amendments to IFRS 16

• Reference to the Conceptual Framework – Amendments to IFRS 3

• Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

• Onerous Contracts – Cost of Fulfilling a Contract – Amendments to IAS 37

• Annual Improvements to IFRS Standards 2018-2020, and

These amendments listed above have no material impact on the Group for the December 31, 2022 reporting period.

(b) New and amended standards and interpretations not yet adopted by the Group

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for the December 31, 2022 reporting period and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

3 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of consolidation

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

A subsidiary is consolidated from the date on which control is transferred to the Group and is no longer consolidated from the date that control ceases. The Group accounts for business combinations (except for business combination under common control) using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group has an option to apply a 'concentration test' that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Contingent liabilities assumed in a business combination are recognised in the acquisition accounting if they are present obligations and their fair value can be measured reliably. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interests in the acquiree either at fair value or at the non-controlling interests' proportionate share of the acquiree's net assets.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

The excess of the consideration transferred, the amount of any non-controlling interests in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the consolidated statement of comprehensive income.

An acquisition of a business which is a business combination under common control is accounted for in a manner similar to a uniting of interests whereby the assets and liabilities acquired are accounted for at carryover predecessor values to the other party to the business combination with all periods presented as if the operations of the Group and the business acquired have always been combined. The difference between the consideration paid by the Group and the net assets or liabilities of the business acquired is adjusted against equity.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

For purpose of the presentation of the Company's statement of financial position, investments in subsidiaries are accounted for at cost less impairment.

A listing of the Group's principal subsidiaries is set out in Note 19.

(b) Investments in associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting in the consolidated financial statements of the Group and are initially recognised at cost.

Under this method of accounting，the Group's share of the post-acquisition profits or losses of associates is recognised in profit or loss and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the fair value of net identifiable assets of the acquired associate at the date of acquisition. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group. The gain or loss resulting from a downstream transaction involving assets that constitute a business, as defined in IFRS 3, between the Group and its associate or joint venture is recognised in full in the consolidated financial statement.

A listing of the Group's principal associates is shown in Note 17.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

(c) Investments in joint ventures

Joint ventures are arrangements in which the Group with one or more parties have joint control, whereby the Group has rights to the net assets of the arrangements, rather than rights to their assets and obligations for their liabilities. The Group's interests in joint ventures are accounted for by the equity method of accounting (Note 3(b)) in the consolidated financial statements.

A listing of the Group's principal joint ventures is shown in Note 17.

(d) Investments in joint operations

A joint operation is a joint arrangement whereby the Group and other joint operators that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

The Group recognises items related to its interest in a joint operation as follows:

• its assets, including its share of any assets held jointly;

• its liabilities, including its share of liabilities incurred jointly;

• its revenue from the sale of its share of the output arising from the joint operation;

• its share of the revenue from the sale of the output by the joint operation; and

• its expenses, including its share of any expenses incurred jointly.

(e) Transactions with non-controlling interests

Transactions with non-controlling interests are treated as transactions with owners in their capacity as owners of the Group. Gains and losses resulting from disposals to non-controlling interests are recorded in equity. The differences between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired resulting from the purchase of non-controlling interests, are recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. The amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

(f) Foreign currencies

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). Most assets and operations of the Group are located in the PRC (Note 40), and the functional currency of the Company and most of the consolidated subsidiaries is the Renminbi ("RMB"). The consolidated financial statements are presented in the presentation currency of RMB.

Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the respective dates of the transactions; monetary assets and liabilities denominated in foreign currencies are translated at exchange rates at the date of the statement of financial position; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognised in profit or loss.

For the Group entities that have a functional currency different from the Group's presentation currency, assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position. Income and expenses for each statement of comprehensive income presented are translated at the average exchange rates for each period and the resulting exchange differences are recognised in other comprehensive income.

(g) Property, plant and equipment

Property, plant and equipment, including oil and gas properties (Note 3(h)), are initially recorded in the consolidated statement of financial position at cost if it is probable that they will generate future economic benefits. Cost represents the purchase price of the asset and other costs incurred to bring the asset into intended use. Subsequent to their initial recognition, property, plant and equipment are carried at cost less accumulated depreciation, depletion and amortisation (including any impairment).

Depreciation, to write off the cost of each asset, other than oil and gas properties (Note 3(h)), to their residual values over their estimated useful lives is calculated using the straight-line method.

The Group uses the following estimated useful lives, estimated residual value ratios and annual depreciation rates for depreciation purposes:

	Estimated useful lives	Estimated residual value ratio %	Annual depreciation rate %
Buildings	8 to 40 years	5	2.4 to 11.9
Equipment and Machinery	4 to 30 years	3 to 5	3.2 to 24.3
Motor Vehicles	4 to 14 years	5	6.8 to 23.8
Other	5 to 12 years	5	7.9 to 19.0

FINANCIAL STATEMENTS ▶

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

No depreciation is provided on construction in progress until the assets are completed and ready for use.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Property, plant and equipment, including oil and gas properties (Note 3(h)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of a cash-generating unit exceeds the higher of its fair value less costs to sell and its value in use. Value in use is the estimated net present value of future cash flows to be derived from the cash-generating unit.

Gains and losses on disposals of property, plant and equipment are determined by reference to their carrying amounts and are recorded in profit or loss.

Interest and other costs on borrowings to finance the construction of property, plant and equipment, including oil and gas properties (Note 3(h)), are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Costs for repairs and maintenance activities are expensed as incurred except for costs of components that result in improvements or betterments which are capitalised as part of property, plant and equipment and depreciated over their useful lives.

(h) Oil and gas properties

The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalised pending determination of whether the wells find proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by the proved oil and gas reserve report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and are subject to impairment review (Note 3(g)). For exploratory wells that are found to have economically viable reserves in areas where major capital expenditure will be required before production can commence, the related well costs remain capitalised only if additional drilling is underway or firmly planned. Otherwise the related well costs are expensed as dry holes. The Group does not have any significant costs of unproved properties capitalised in oil and gas properties.

◀◆ **FINANCIAL STATEMENTS** *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

The Ministry of Natural Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

The cost of oil and gas properties is amortised at the field level based on the units of production method. Units of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group's production licenses.

(i) Intangible assets and goodwill

Expenditures on acquired patents, trademarks, technical know-how and licenses are capitalised at historical cost and amortised using the straight-line method over their estimated useful lives. Intangible assets are not subsequently revalued. The carrying amount of each intangible asset is reviewed and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised whenever the carrying amount of an intangible asset exceeds its recoverable amount and is recognised in profit or loss. The recoverable amount is measured as the higher of fair value less costs to sell and value in use. Value in use is the estimated net present value of future cash flows to be derived from the asset.

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree and the amount of any non-controlling interests in the acquiree.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognised if the carrying amount of the cash-generating unit containing goodwill exceeds its recoverable amount. Impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis. Any impairment is recognised immediately as an expense and is not subsequently reversed.

(j) Financial instruments

(a) Recognition and initial measurement

Accounts receivable and debt securities issued are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a accounts receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at Fair value through profit or loss ("FVTPL"), transaction costs that are directly attributable to its acquisition or issue. An accounts receivable without a significant financing component is initially measured at the transaction price.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

(b) Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at: amortised cost; Fair value through other comprehensive income ("FVOCI") – debt investment; FVOCI – equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

• it is held within a business model whose objective is to hold assets to collect contractual cashflows; and

• its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

• it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

• its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment's fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets.

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management.

For the purposes of this assessment whether contractual cash flows are solely payments of principal and interest, "principal" is defined as the fair value of the financial asset on initial recognition. "Interest" is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

Detailed accounting policies for subsequent measurement of financial assets are set out below:

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.
Financial assets at amortised cost	These assets are subsequently measured at amortised cost using the effective interest method. The amortised cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

(c) Derecognition

Financial assets

The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognised in its consolidated statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognised.

Financial liabilities

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

(d) Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

(e) Derivative financial instruments and hedge accounting

Derivative financial instruments are recognised initially at fair value. At each date of the statement of financial position, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for hedge accounting.

Hedge accounting is a method which recognises the offsetting effects on profit or loss (or other comprehensive income) of changes in the fair values of the hedging instrument and the hedged item in the same accounting period, to represent the effect of risk management activities.

Hedged items are the items that expose the Group to risks of changes in future fair value or future cash flows and that are designated as being hedged and that must be reliably measurable. The Group's hedged items include a forecast transaction that is settled with an undetermined future market price and exposes the Group to risk of variability in cash flows, etc.

A hedging instrument is a designated derivative whose changes in fair value or cash flows are expected to offset changes in fair value or cash flows of the hedged item.

The hedging relationship meets all of the following hedge effectiveness requirements:

(i) There is an economic relationship between the hedged item and the hedging instrument, which shares a risk and that gives rise to opposite changes in fair value that tend to offset each other.

(ii) The effect of credit risk does not dominate the value changes that result from that economic relationship.

(iii) The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item. However, that designation does not reflect an imbalance between the weightings of the hedged item and the hedging instrument.

Cash flow hedges

Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, a recognised asset or liability or a highly probable forecast transaction, and could affect profit or loss. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.

FINANCIAL STATEMENTS **PetroChina**

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

As long as a cash flow hedge meets the qualifying criteria for hedge accounting, the separate component of equity associated with the hedged item (cash flow hedge reserve) is adjusted to the lower of the following (in absolute amounts):

(i) The cumulative gain or loss on the hedging instrument from inception of the hedge; and

(ii) The cumulative change in fair value (present value) of the hedged item (i.e. the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge.

The gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in other comprehensive income.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

The amount that has been accumulated in the cash flow hedge reserve shall be accounted for as follows：

(i) If a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or a hedged forecast transaction for a non-financial asset or a non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the entity removes that amount from the cash flow hedge reserve and include it directly in the initial cost or other carrying amount of the asset or the liability.

(ii) For cash flow hedges, other than those covered by the preceding policy statements, that amount is reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the hedged expected future cash flows affect profit or loss.

(iii) If the amount that has been accumulated in the cash flow hedge reserve is a loss and the Group expects that all or a portion of that loss will not be recovered in one or more future periods, the Group immediately reclassifies the amount that is not expected to be recovered into profit or loss.

An entity shall discontinue hedge accounting prospectively only when the hedging relationship (or a part of a hedging relationship) ceases to meet the qualifying criteria such as situations as follows:

(i) When the hedging relationship no longer meets the risk management objective on the basis of which it qualified for hedge accounting (i.e. the entity no longer pursues that risk management objective);

(ii) When a hedging instrument expires or is sold, terminated, exercised;

(iii) There is no longer an economic relationship between the hedged item and the hedging instrument or the effect of credit risk starts to dominate the value changes that result from that economic relationship

(iv) When the hedging relationship no longer meets other criteria for hedge accounting.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

When an entity discontinues hedge accounting for a cash flow hedge, it shall account for the amount that has been accumulated in the cash flow hedge reserve as follows:

(i) If the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve and is accounted for as cash flow hedges.

(ii) If the hedged future cash flows are no longer expected to occur, that amount shall be immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment. A hedged future cash flow that is no longer highly probable to occur may still be expected to occur.

(k) Impairment for financial assets

The Group recognises loss allowances for expected credit losses ("ECLs") on:

• financial assets measured at amortised cost;

• debt investments measured at FVOCI; and

• contract assets.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the financial assets for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition, which are measured as 12-month ECLs. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort.

Loss allowances for accounts receivable are always measured at an amount equal to lifetime ECLs. The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

At each reporting date, the Group assesses whether financial assets carried at amortised cost and debt securities at FVOCI are credit-impaired. A financial asset is 'credit-impaired' when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets. Impairment losses on trade and other receivables are presented under 'Selling, general and administrative expenses', similar to the presentation under IAS 39.

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For customers, the Group individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group's procedures for recovery of amounts due.

(l) Leases

(a) As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

• fixed payments, including in-substance fixed payments;

• variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

• amounts expected to be payable under a residual value guarantee; and

• the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group's estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group present right-of-use assets and lease liabilities separately in the statement of financial position.

The Group has elected not to recognise right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Payments made to the Ministry of Natural Resources to secure land use rights (excluding mineral properties) are treated as leases.

(b) As a lessor

At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset. There are no significant finance lease for the Group.

If an arrangement contains lease and non-lease components, then the Group applies IFRS 15 to allocate the consideration in the contract.

The Group recognises lease payments received under operating leases as income on a straight-line basis over the lease term as part of "other revenue".

(m) Inventories

Inventories include oil products, chemical products and crude oil and other raw materials and supplies which are stated at the lower of cost and net realisable value. Cost is primarily determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labour, other direct costs and related production overheads, but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and directly attributable marketing and distribution costs.

FINANCIAL STATEMENTS   *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

(n) Contract costs

Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer which are not capitalised as inventory (Note 3(m)), property, plant and equipment (Note 3(g)), oil and gas properties (Note 3(h)) or intangible assets (Note 3(i)).

Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. Incremental costs of obtaining a contract are capitalised when incurred if the costs relate to revenue which will be recognised in a future reporting period and the costs are expected to be recovered, unless the expected amortisation period is one year or less from the date of initial recognition of the asset, in which case the costs are expensed when incurred. Other costs of obtaining a contract are expensed when incurred.

Costs to fulfil a contract are capitalised if the costs relate directly to an existing contract or to a specifically identifiable anticipated contract; generate or enhance resources that will be used to provide goods or services in the future; and are expected to be recovered.

Capitalised contract costs are stated at cost less accumulated amortisation and impairment losses. Impairment losses are recognised to the extent that the carrying amount of the contract cost asset exceeds the net of (i) remaining amount of consideration that the Group expects to receive in exchange for the goods or services to which the asset relates, less (ii) any costs that relate directly to providing those goods or services that have not yet been recognised as expenses.

Amortisation of capitalised contract costs is charged to profit or loss when the revenue to which the asset relates is recognised.

(o) Contract assets and contract liabilities

A contract asset is recognised when the Group recognises revenue before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets are assessed for ECLs in accordance with the policy set out in Note 3(k) and are reclassified to receivables when the right to the consideration has become unconditional (Note 3(p)).

A contract liability is recognised when the customer pays consideration before the Group recognises the related revenue. A contract liability would also be recognised if the Group has an unconditional right to receive consideration before the Group recognises the related revenue. In such cases, a corresponding receivable would also be recognised (Note 3(p)).

When the contract includes a significant financing component, the contract balance includes interest accrued under the effective interest method (Note 3(u)).

FINANCIAL STATEMENTS ▶

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

(p) Accounts receivable

Accounts receivable are recognised when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due (Note 3(o)).

Receivables are stated at amortised cost using the effective interest method less allowance for credit losses (Note 3(k)).

(q) Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits held with banks and highly liquid investments with original maturities of three months or less from the time of purchase.

(r) Accounts payable

Accounts payable are recognised initially at fair value and subsequently measured at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(s) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective interest method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Borrowings are classified as current liabilities unless the Group has unconditional rights to defer settlements of the liabilities for at least 12 months after the reporting period.

(t) Share capital

Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity. Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12 "Income Taxes".

(u) Interest income and interest expense

Interest income or expense is recognised using the effective interest method.

The "effective interest rate" is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

- the gross carrying amount of the financial asset; or

- the amortised cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortised cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortised cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

(v) Taxation

Income tax expense comprises current and deferred tax. It is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

The Group has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37 "Provisions, Contingent Liabilities and Contingent Assets".

(a) Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

(b) Deferred tax

Deferred tax is provided in full, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply to the period when the related deferred tax asset is realised or deferred tax liability is settled, and reflects uncertainty related to income taxes, if any.

The principal temporary differences arise from depreciation on oil and gas properties and equipment and provision for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carry forward of unused tax losses and deductible temporary differences are recognised to the extent that it is probable that future taxable income will be available against which they can be used.

(c) Taxes other than income tax

The Group also incurs various other taxes and levies that are not income taxes. "Taxes other than income taxes", which form part of operating expenses, primarily comprise consumption tax (Note 9), resource tax (Note 9), crude oil special gain levy (Note 9), urban construction tax and education surcharges.

(w) Revenue recognition

Income is classified by the Group as revenue when it arises from the the sale of crude oil, natural gas, refined products, chemical products, non-oil products, etc., and the provision of services in the ordinary course of the Group's business.

Revenue is recognised when control over a product or service is transferred to the customer at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

Where the contract contains a financing component more than 12 months, interest income is accrued or interest expense is accrued separately under the effective interest method. The Group does not adjust the consideration for any effects of a significant financing component if the period of financing is 12 months or less.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

(x) Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligations, and reliable estimates of the amounts can be made.

Provision for future decommissioning and restoration is recognised in full on the installation of oil and gas properties. The amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than due to passage of time which is regarded as interest expense, is reflected as an adjustment to the provision and oil and gas properties. Due to technological progress, legal requirements or changes in the market environment, changes in the provisions caused by changes in the amount of expenditure, estimated time of retirement obligations, discount rate, etc., may occur in fulfilling the retirement obligation. For an increase in provisions, the cost of oil and gas properties will be increased accordingly; for a decrease in provisions, the cost of oil and gas properties will be deducted within the limit of the carrying amount of assets related to decommissioning expenses. If a decrease in the provision exceeds the carrying amount of the oil and gas properties recognised corresponding to the provision, the excess shall be recognised immediately in profit or loss.

Provision for onerous contracts is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognises any impairment loss on the assets associated with that contract.

(y) Research and development

Research expenditure incurred is recognised as an expense. Costs incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits.

(z) Retirement benefit plans

The Group contributes to various employee retirement benefit plans organised by PRC municipal and provincial governments under which it is required to make monthly contributions to these plans at prescribed rates for its employees in China. The relevant PRC municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired employees of the Group in China. The Group has similar retirement benefit plans for its employees in its overseas operations. Contributions to these PRC and overseas plans ("defined contribution plan") are charged to expense as incurred. In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred. The Group currently has no additional material obligations outstanding for the payment of retirement and other post-retirement benefits of employees in the PRC or overseas other than what described above.

FINANCIAL STATEMENTS ▶

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

(aa) Related parties

(a) A person, or a close member of that person's family, is related to the Group if that person:

(i) has control or joint control over the Group;

(ii) has significant influence over the Group; or

(iii) is a member of the key management personnel of the Group or the Group's parent.

(b) An entity is related to the Group if any of the following conditions applies:

(i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii) Both entities are joint ventures of the same third party.

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi) The entity is controlled or jointly controlled by a person identified in (a).

(vii) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii) The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group's parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

◆ FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

4 FINANCIAL RISK AND CAPITAL MANAGEMENT

4.1 Financial risk factors

The Group's activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.

(a) Market risk

Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows.

(i) Foreign exchange risk

The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, natural gas, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognised assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk.

(ii) Interest rate risk

The Group has no significant interest rate risk on interest-bearing assets. The Group's exposure to interest rate risk arises from its borrowings. The Group's borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group's borrowings, together with their respective interest rates and maturity dates, is included in Note 30.

(iii) Price risk

The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group.

The Group uses derivative financial instruments, including commodity futures, commodity swaps and commodity forwards, to hedge some price risks efficiently.

As at 31 December 2022, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as hedges. As at 31 December 2022, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB 20,988 (2021: RMB 3,913) and derivative financial liabilities of RMB 10,941 (2021: RMB 3,881).

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

As at 31 December 2022, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease/increase the Group's profit for the year by approximately RMB 331 (2021: increase/decrease RMB 2,104), and would decrease/increase the Group's other reserves for the year by approximately RMB 1,074 (2021: Nil). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group's derivative financial instruments at that date with exposure to commodity price risk.

(b) Credit risk

Credit risk arises from cash and cash equivalents, time deposits with banks, accounts receivable, prepayments and other current assets and intangible and other non-current assets.

A substantial portion of the Group's cash at bank and time deposits are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.

The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The aging analysis of accounts receivable (net of impairment of accounts receivable) is presented in Note 23.

The carrying amounts of cash and cash equivalents, time deposits placed with banks, accounts receivable, prepayments and other current assets and financial assets at fair value through other comprehensive income included in the consolidated statement of financial position represent the Group's maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

The Group has no significant concentration of credit risk.

(c) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities.

In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements.

Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.

Analysis of the Group's borrowings and lease liabilities based on the remaining period at the date of the statement of financial position to the contractual maturity dates is presented in Note 30 and Note 20.

(All amounts in RMB millions unless otherwise stated)

4.2 Capital management

The Group's objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for owners and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings / (interest-bearing borrowings + total equity), interest-bearing borrowings include short-term and long-term borrowings. The gearing ratio at December 31, 2022 is 17.4% (2021: 19.5%).

4.3 Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2022 and 2021 are disclosed in the respective accounting policies.

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, time deposits with maturities over three months but within one year, accounts receivable, other receivables, trade payables, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings is presented in Note 30.

The Group's investments in FVTPL, derivative financial instruments and FVOCI are measured at fair value on the balance sheet date. The fair value of FVTPL are categorised into Level 1 of the fair value hierarchy, which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques. The fair value of derivative financial instruments are mainly categorised into Level 1 and Level 2 of the fair value hierarchy, which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques, or the inputs other than quoted prices included within Level 1 that are observable either directly or indirectly. Bills receivable in FVOCI are mainly categorised into Level 3 of the fair value hierarchy, which are based on that bills receivable are mainly short-term bills of acceptance issued by banks, and their fair values approximate the face values of the bills. The equity investments in FVOCI that are not held for trading are measured at fair value at the end of the reporting period. The fair value of such equity investments are mainly categorised into Level 1 of the fair value hierarchy, which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

As of December 31, 2022, financial assets and financial liabilities continuing to be measured at fair value are listed as follows in three levels:

	Level 1 RMB	Level 2 RMB	Level 3 RMB	Total RMB
Financial assets				
Financial assets at fair value through profit or loss:				
– Financial assets at fair value through profit or loss	3,876	-	-	3,876
Derivative financial instruments:				
– Derivative financial assets	14,508	6,625	-	21,133
Financial assets at fair value through other comprehensive income :				
– Bills receivable	-	-	4,376	4,376
– Other Investments	623	-	320	943
	19,007	6,625	4,696	30,328
Financial liabilities				
Financial liabilities at fair value through profit or loss				
– Financial liabilities at fair value through profit or loss	1,698	-	-	1,698
Derivative financial instruments:				
– Derivative financial liabilities	983	10,163	-	11,146
	2,681	10,163	-	12,844

As of December 31, 2021, financial assets and financial liabilities continuing to be measured at fair value are listed as follows in three levels:

	Level 1 RMB	Level 2 RMB	Level 3 RMB	Total RMB
Financial assets				
Derivative financial instruments:				
– Derivative financial assets	2,625	1,288	-	3,913
Financial assets at fair value through other comprehensive income:				
– Bills receivable	-	-	3,975	3,975
– Other Investments	905	-	263	1,168
	3,530	1,288	4,238	9,056
Financial liabilities				
Derivative financial instruments:				
– Derivative financial liabilities	726	3,155	-	3,881
	726	3,155	-	3,881

The Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the bills receivable classified as Level 3 financial assets.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

5 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group's consolidated financial statements.

(a) Estimation of oil and gas reserves

Estimates of oil and natural gas reserves are key elements in the Group's investment decision-making process. They are also important elements in testing impairment of property, plant and equipment (Note 5(b)). Changes in proved oil and gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the consolidated financial statements for property, plant and equipment relating to oil and gas production activities. An increase/reduction in proved developed reserves will decrease/increase depreciation, depletion and amortisation charges. Proved oil and gas reserves estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

(b) Estimation of impairment of property, plant and equipment

Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, natural gas, refined and chemical products, the operation costs, the product mix, production volumes, production profile and the oil and gas reserves. The impairment reviews and calculations are based on assumptions that are consistent with the Group's business plans taking into account current economic conditions. Favourable changes to some assumptions, may allow the Group to avoid the need to impair any assets or make it necessary to reverse an impairment loss recognised in prior periods, whereas unfavourable changes may cause the assets to become impaired. For example, when the assumed future price and production profile of crude oil used for the expected future cash flows are different from the actual price and production profile of crude oil respectively experienced in future, the Group may either over or under recognise the impairment losses for certain assets.

(c) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amount of the provision recognised is the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the management plan for the decommissioning of oil and gas properties, the estimation of the economic lives of oil and gas properties and estimates of discount rates. The estimations and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future period. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

According to changes in the internal and external environment, accounting standards and company asset retirement expense measures and other relevant regulations, oil and gas field companies recalculate their asset retirement obligations of oil and gas properties based on the latest parameters to more objectively reflect the actual situation of the Company's asset retirement obligation of oil and gas properties.

6 REVENUE

Revenue represents revenues from the sale of crude oil, natural gas, refined products, chemical products, non-oil products, etc., and from the transportation of crude oil and natural gas. Revenue from contracts with customers is mainly recognised at a point in time. The revenue information for the year ended December 31, 2022 and 2021 are as follows:

2022 Type of contract	Oil, Gas and New Energy Resource	Refining, Chemicals and New Material	Marketing	Natural Gas Sales	Head Office and Other	Total
Type of goods and services						
Crude oil	667,205	-	813,328	-	-	1,480,533
Natural gas	151,241	-	553,551	482,590	-	1,187,382
Refined products	-	938,829	880,682	-	-	1,819,511
Chemical products	-	219,089	60,872	-	-	279,961
Pipeline transportation business	-	-	-	829	-	829
Non-oil sales in gas stations	-	-	30,590	-	-	30,590
Others	110,550	6,515	432,103	35,730	5,452	590,350
Intersegment elimination	(777,846)	(827,572)	(520,502)	(22,156)	(3,210)	(2,151,286)
Revenue from contracts with customers	151,150	336,861	2,250,624	496,993	2,242	3,237,870
Other revenue	283	163	768	62	21	1,297
Total	151,433	337,024	2,251,392	497,055	2,263	3,239,167
Geographical Region						
China's mainland	86,645	336,861	964,872	496,993	2,242	1,887,613
Others	64,505	-	1,285,752	-	-	1,350,257
Revenue from contracts with customers	151,150	336,861	2,250,624	496,993	2,242	3,237,870
Other revenue	283	163	768	62	21	1,297
Total	151,433	337,024	2,251,392	497,055	2,263	3,239,167

(All amounts in RMB millions unless otherwise stated)

2021 Type of contract	Oil, Gas and New Energy Resource	Refining, Chemicals and New Material	Marketing	Natural Gas Sales	Head Office and Other	Total
Type of goods and services						
Crude oil	464,298	-	685,743	-	-	1,150,041
Natural gas	133,148	-	344,196	381,370	-	858,714
Refined products	-	759,912	1,064,890	-	-	1,824,802
Chemical products	-	207,810	48,240	-	-	256,050
Pipeline transportation business	-	-	-	3,360	-	3,360
Non-oil sales in gas stations	-	-	25,148	-	-	25,148
Others	90,539	7,072	1,272	32,208	3,871	134,962
Intersegment elimination	(571,705)	(650,018)	(397,485)	(19,526)	(1,201)	(1,639,935)
Revenue from contracts with customers	116,280	324,776	1,772,004	397,412	2,670	2,613,142
Other revenue	349	178	573	84	23	1,207
Total	116,629	324,954	1,772,577	397,496	2,693	2,614,349
Geographical Region						
China's mainland	68,327	324,776	832,229	397,412	2,670	1,625,414
Others	47,953	-	939,775	-	-	987,728
Revenue from contracts with customers	116,280	324,776	1,772,004	397,412	2,670	2,613,142
Other revenue	349	178	573	84	23	1,207
Total	116,629	324,954	1,772,577	397,496	2,693	2,614,349

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

7 PROFIT BEFORE INCOME TAX EXPENSE

	2022	2021
	RMB	RMB
Items credited and charged in arriving at the profit before income tax expense include:		
Credited		
Dividend income from equity investments measured at fair value through other comprehensive income	15	17
Reversal of provision for impairment of receivables	160	360
Reversal of write down in inventories	42	76
(Loss)/Gain on disposal of investment in subsidiaries	(185)	3,575
Gain on Pipeline restructuring	-	18,320
Gain from ineffective portion of cash flow hedges(i)	2,217	-
Charged		
Amortisation of intangible and other assets	5,574	5,774
Depreciation and impairment losses:		
Owned property, plant and equipment	217,731	211,107
Right-of-use assets	14,731	14,388
Auditors' remuneration(ii)	47	47
Cost of inventories recognised as expense	2,500,861	2,047,256
Provision for impairment of receivables	1,784	775
Loss on disposal and scrap of property, plant and equipment(i)	20,726	18,959
Variable lease payments, low-value and short-term lease payment not included in the measurement of lease liabilities	2,083	2,645
Research and development expenses	20,016	16,729
Write down in inventories	8,609	656
Investment loss from disposal of derivative financial instruments(i)	28,931	-
Impairment of other non-current assets(i)	4,653	465

(i) Other income, net primarily includes gain from ineffective portion of cash flow hedges, loss on disposal of property, plant and equipment, investment loss from disposal of derivative financial instruments, and impairment of other non-current assets.

(ii) The auditors' remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 39 (2021: RMB 41) paid by subsidiaries to the Company's current auditor and its network firms which primarily relates to audit, tax compliance and other advisory services.

(All amounts in RMB millions unless otherwise stated)

8 EMPLOYEE COMPENSATION COSTS

	2022 RMB	2021 RMB
Wages, salaries and allowances	107,808	100,971
Social security costs	55,265	53,864
	163,073	154,835

Social security costs mainly represent contributions to plans for staff welfare organised by the PRC municipal and provincial governments and others, including contributions to the retirement benefit plans (Note 35).

9 TAXES OTHER THAN INCOME TAXES

	2022 RMB	2021 RMB
Consumption tax	159,132	161,623
Resource tax	32,991	23,723
City maintenance and construction tax	17,003	16,078
Educational surcharge	12,436	11,660
Crude oil special gain levy	43,768	4,655
Urban and township land use tax	3,702	3,572
Others	9,023	6,692
	278,055	228,003

10 INTEREST EXPENSE

	2022 RMB	2021 RMB
Interest on		
Bank loans	4,160	2,540
Other loans	7,583	8,092
Lease liabilities	5,447	5,419
Accretion expense (Note 34)	5,681	4,696
	22,871	20,747
Less: Amounts capitalised	(1,317)	(1,008)
	21,554	19,739

Amounts capitalised are borrowing costs that are attributable to the construction of qualifying assets. The average interest rate used to capitalise such general borrowing cost was 4.14% per annum for the year ended December 31, 2022 (2021: 4.19% per annum).

FINANCIAL STATEMENTS ►

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

11 EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of directors and supervisors for the years ended December 31, 2022 and 2021 are as follows:

Name	2022				2021
	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Chairman:					
Mr. Dai Houliang	-	-	-	-	-
Vice chairmen:					
Mr. Hou Qijun(ii)	-	-	-	-	-
Mr. Li Fanrong(i)	-	-	-	-	-
Executive directors:					
Mr. Jiao Fangzheng(iv)	-	638	123	761	-
Mr. Huang Yongzhang(iii)	-	931	183	1,114	629
Mr. Ren Lixin(ii)	-	1,044	182	1,226	195
	-	2,613	488	3,101	824
Non-executive directors:					
Mr. Duan Liangwei(iii)	-	-	-	-	237
Mr. Xie Jun(v)	-	-	-	-	-
Mr. Liu Yuezhen(iv)	-	-	-	-	-
Ms. Elsie Leung Oi-sie	529	-	-	529	556
Mr. Tokuchi Tatsuhito	539	-	-	539	527
Mr. Simon Peter Henry(vi)	510	-	-	510	499
Mr. Cai Jinyong	593	-	-	593	575
Mr. Jiang Xiaoming	603	-	-	603	575
	2,774	-	-	2,774	2,969
Supervisors:					
Mr. Cai Anhui(v)	-	-	-	-	-
Mr. Lv Bo(v)	-	-	-	-	-
Mr. Xie Haibing(v)	-	-	-	-	-
Ms. Zhao Ying(v)	-	-	-	-	-
Mr. Cai Yong(v)	-	-	-	-	-
Mr. Lan Jianbin(vii)	-	642	89	731	-
Mr. He Jiangchuan(vii)	-	846	84	930	-
Mr. Jin Yanjiang(vii)	-	694	53	747	-
Mr. Fu Bin(viii)	-	445	61	506	-
Mr. Zhang Fengshan(v)	-	-	-	-	-
Mr. Jiang Lifu(v)	-	-	-	-	-
Mr. Lu Yaozhong(v)	-	-	-	-	-
Mr. Wang Liang(viii)	-	-	-	-	-
Mr. Fu Suotang(vii)	-	115	28	143	1,433
Mr. Li Jiamin(vii)	-	192	59	251	1,255
Mr. Li Wendong(ix)	-	-	-	-	137
Mr. Liu Xianhua(vii)	-	184	46	230	945
	-	3,118	420	3,538	3,770
	2,774	5,731	908	9,413	7,563

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

(i) Mr. Li Fanrong ceased being the vice chairman and the director from May 10, 2021.

(ii) Mr. Hou Qijun and Mr. Ren Lixin were appointed as directors from October 21, 2021; and Mr. Hou Qijun was appointed as Vice chairman from October 28, 2021.

(iii) On March 25, 2021, Mr. Duan Liangwei resigned as the Company's president and was transferred from an executive director to a non-executive director, and no longer received remuneration from the Company; Mr. Huang Yongzhang was appointed as the Company's president and the executive director.

(iv) Mr. Jiao Fangzheng was transferred from a non-executive director to an executive director from April 29, 2022; Mr. Liu Yuezhen ceased being a director of the Company.

(v) Mr. Xie Jun was elected as director of the Company from June 9, 2022; Mr. Lv Bo ceased being the chairman and supervisor of the Supervisory Committee of the Company, and Mr. Zhang Fengshan, Mr. Jiang Lifu and Mr. Lu Yaozhong ceased being the supervisors of the Company; Mr. Cai Anhui was elected as a supervisor and the chairman of the Supervisory Committee of the Company, and Mr. Xie Haibing, Ms. Zhao Ying and Mr. Cai Yong were elected as supervisors of the Company.

(vi) Mr. Simon Peter Henry ceased being a non-executive director of the Company from June 15, 2022.

(vii) Mr. Fu Suotang, Mr. Li Jiamin and Mr. Liu Xianhua ceased being the supervisors of the Company from May 19, 2022; Mr. Lan Jianbin, Mr. He Jiangchuan and Mr. Jin Yanjiang were elected as supervisors of the Company.

(viii) Mr. Wang Liang ceased being a supervisor of the Company from September 29,2022; Mr. Fu Bin was elected as a supervisor of the Company.

(ix) On May 28, 2021, Mr. Li Wendong resigned as the employee representative supervisor of the Company.

(x) The emoluments above are all pre-tax amounts paid by calendar year.

(xi) The above emoluments for 2022 do not include the tenure incentive of RMB1.10 million for 2019-2021 payable by the Company to some directors in accordance with the relevant regulations of the PRC government.

None of the directors and supervisors has waived their remuneration during the years ended December 31, 2022 and 2021.

The five highest paid individuals in the Company for the year ended December 31, 2022 are the five senior management whose allowances and other benefits were RMB 1.439, RMB 1.359, RMB 1.323, RMB 1.265 and RMB 1.044, respectively, and whose contribution to retirement benefit scheme were RMB 0.182, RMB 0.182, RMB 0.182, RMB 0.182 and RMB 0.182, respectively. The five highest paid individuals in the Company for the year ended December 31, 2021 included one supervisor whose emolument is reflected in the analysis shown above and the note; and four senior management whose allowances and other benefits were RMB 1.533, RMB 1.310, RMB 1.308 and RMB 1.257, respectively, and whose contribution to retirement benefit scheme were RMB 0.164, RMB 0.164, RMB 0.164 and RMB 0.164, respectively.

During the years ended December 31, 2022 and 2021, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

12 INCOME TAX EXPENSE

	2022	2021
	RMB	**RMB**
Current taxes	63,328	33,822
Deferred taxes (Note 33)	(14,033)	9,685
	49,295	43,507

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. In accordance with the Circular jointly issued by the Ministry of Finance ("MOF"), the General Administration of Customs of the PRC and the State Administration of Taxation ("SAT") on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No.58) and the Notice on Continuing the Income Tax Policy for Western Development (Notice No.23 of 2020 of the MOF, the SAT, the NDRC), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2030. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%.

The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2022	2021
	RMB	**RMB**
Profit before income tax expense	213,277	158,203
Tax calculated at a tax rate of 25%	53,319	39,551
Tax return true-up	(910)	(256)
Effect of income taxes from international operations different from taxes at the PRC statutory tax rate	7,857	2,692
Effect of preferential tax rate	(14,197)	(8,603)
Tax effect of income not subject to tax	(7,347)	(10,305)
Tax effect of expenses not deductible for tax purposes	9,241	15,789
Tax effect of temporary differences and losses not recognised as deferred tax assets	1,332	4,639
Income tax expense	49,295	43,507

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

13 PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY

The profit attributable to owners of the Company in the consolidated financial statements of the Group is RMB 149,380 for the year ended December 31, 2022 (2021: RMB 92,170).

14 BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the years ended December 31, 2022 and 2021 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

15 DIVIDENDS

	2022	2021
	RMB	RMB
Interim dividends attributable to owners of the Company for 2022 (a)	37,076	-
Proposed final dividends attributable to owners of the Company for 2022 (b)	40,265	-
Interim dividends attributable to owners of the Company for 2021 (c)	-	23,866
Final dividends attributable to owners of the Company for 2021 (d)	-	17,610
	77,341	41,476

(a) Interim dividends attributable to owners of the Company in respect of 2022 of RMB 0.20258 yuan (inclusive of applicable tax) per share, amounting to a total of RMB 37,076. The dividends were paid on September 20, 2022 (A shares) and October 28, 2022 (H shares).

(b) At the 20th meeting of the 8th Board, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2022 of RMB 0.22 yuan (inclusive of applicable tax) per share amounting to a total of RMB 40,265. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings during the year ended December 31, 2023 when approved at the forthcoming 2022 Annual General Meeting.

(c) Interim dividends attributable to owners of the Company in respect of 2021 of RMB 0.13040 yuan (inclusive of applicable tax) per share, amounting to a total of RMB 23,866. The dividends were paid on September 17, 2021 (A shares) and October 29, 2021 (H shares).

(d) Final dividends attributable to owners of the Company in respect of 2021 of RMB 0.09622 yuan (inclusive of applicable tax) per share, amounting to a total of RMB 17,610. The dividends approved at the 2021 Annual General Meeting held on June 9, 2022, and were paid on June 28, 2022 (A shares) and July 29, 2022 (H shares).

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

16 PROPERTY, PLANT AND EQUIPMENT

Year Ended December 31, 2022	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Others	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost							
At beginning of the year	258,858	2,452,625	778,003	21,903	47,275	232,282	3,790,946
Additions	327	78,917	3,877	125	462	258,562	342,270
Transfers	17,536	171,634	78,205	427	2,106	(269,908)	-
Disposals or write offs	(2,388)	(70,106)	(12,059)	(1,470)	(1,250)	(17,468)	(104,741)
Currency translation differences	671	20,534	1,110	19	539	1,387	24,260
At end of the year	275,004	2,653,604	849,136	21,004	49,132	204,855	4,052,735
Accumulated depreciation and impairment							
At beginning of the year	(120,417)	(1,635,837)	(516,649)	(16,991)	(33,145)	(8,611)	(2,331,650)
Charge for the year and others	(10,678)	(206,472)	(32,650)	(859)	(2,011)	-	(252,670)
Impairment charge	(957)	(14,750)	(3,510)	(20)	(1,328)	(1,830)	(22,395)
Disposals or write offs or transfers	31	52,701	6,450	1,355	1,180	2,366	64,083
Currency translation differences	(187)	(16,636)	(475)	(19)	(369)	96	(17,590)
At end of the year	(132,208)	(1,820,994)	(546,834)	(16,534)	(35,673)	(7,979)	(2,560,222)
Net book value							
At end of the year	142,796	832,610	302,302	4,470	13,459	196,876	1,492,513

Year Ended December 31, 2021	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Others	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost							
At beginning of the year	248,948	2,355,925	746,404	22,857	45,014	228,882	3,648,030
Additions	1,561	18,556	5,305	645	1,880	241,843	269,790
Transfers	13,736	160,810	38,649	-	2,369	(215,564)	-
Disposals or write offs	(5,101)	(75,411)	(12,010)	(1,588)	(1,675)	(22,175)	(117,960)
Currency translation differences	(286)	(7,255)	(345)	(11)	(313)	(704)	(8,914)
At end of the year	258,858	2,452,625	778,003	21,903	47,275	232,282	3,790,946
Accumulated depreciation and impairment							
At beginning of the year	(110,899)	(1,542,037)	(488,109)	(17,431)	(31,937)	(5,526)	(2,195,939)
Charge for the year and others	(11,057)	(138,251)	(33,404)	(992)	(2,485)	-	(186,189)
Impairment charge	(516)	(19,463)	(2,723)	-	(121)	(3,648)	(26,471)
Disposals or write offs or transfers	1,952	58,312	7,429	1,421	997	396	70,507
Currency translation differences	103	5,602	158	11	401	167	6,442
At end of the year	(120,417)	(1,635,837)	(516,649)	(16,991)	(33,145)	(8,611)	(2,331,650)
Net book value							
At end of the year	138,441	816,788	261,354	4,912	14,130	223,671	1,459,296

(All amounts in RMB millions unless otherwise stated)

The Group's oil, gas and new energy resource segment determines whether there are any indicators of impairment for the oil fields or blocks and performs the impairment tests on those oil fields or blocks with indications of impairment, and reports the results to the Group's internal professional team (including exploration and finance expert) for further overall assessment and evaluation. The final results of the impairment tests have been submitted to the Group's management for review and approval. The Group recorded impairment losses amounting to RMB 14,750 related to oil and gas properties under the oil, gas and new energy resource segment for the year ended December 31, 2022 (2021: RMB 19,463) due to decline in oil and gas reserves in certain oilfield or change in business condition. The carrying amount of those impaired oil and gas properties was written down to their respective recoverable amounts, which were primarily determined using the discounted cash flow model. The Group referred to the weighted average cost of capital of the oil and gas industry when determining discount rate, and made relevant adjustments according to specific risks in different countries or regions. In 2022, the after-tax discount rates adopted by most oil fields or blocks of the Group ranged from 7.2% to 16.0% (2021: 7.6% to 15.0%) per annum.

The following table indicates the changes to the Group's exploratory well costs, which are included in construction in progress, for the years ended December 31, 2022 and 2021.

	2022	2021
	RMB	RMB
At beginning of the year	29,387	38,807
Additions to capitalised exploratory well costs pending the determination of proved reserves	29,199	30,338
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(19,623)	(27,201)
Capitalised exploratory well costs charged to expense	(14,118)	(12,557)
At end of the year	24,845	29,387

The following table provides an aging of capitalised exploratory well costs based on the date the drilling was completed.

	December 31, 2022	December 31, 2021
	RMB	RMB
One year or less	16,780	19,354
Over one year	8,065	10,033
Balance at December 31	24,845	29,387

Capitalised exploratory well costs over one year are principally related to the wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

17 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The summarised financial information of the Group's principal associates and joint ventures, including the aggregated amounts of assets, liabilities, revenue, profit or loss and the interest held by the Group were as follows:

Name	Country of Incorporation	Registered Capital	Principal Activities	Interest Held	
				Direct %	Indirect %
China Oil & Gas Piping Network Corporation ("PipeChina")	PRC	500,000	Pipeline transport, storage service, import of equipment, import and export of techniques, science and technology research, research and application of informatization, technology consulting, technology service, technology transfer, promotion of technology	29.90	-
China Petroleum Finance Co., Ltd. ("CP Finance")	PRC	16,395	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	32.00	-
CNPC Captive Insurance Co., Ltd.	PRC	6,000	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business	49.00	-
China Marine Bunker (PetroChina) Co., Ltd.	PRC	1,000	Oil import and export trade and transportation, sale and storage	-	50.00
Mangistau Investment B.V.	Netherlands	USD 131 million	Engages in investing activities, the principle activities of its main subsidiaries are exploration, development and sale of oil and gas	-	50.00
Trans-Asia Gas Pipeline Co., Ltd.	PRC	5,000	Main contractor, investment holding, investment management, investment consulting, enterprise management advisory, technology development, promotion and technology consulting	-	50.00

(All amounts in RMB millions unless otherwise stated)

Interest in Associates

Summarised consolidated statement of financial information in respect of the Group's principal associates and reconciliation to carrying amount is as follows:

	PipeChina		CP Finance		CNPC Captive Insurance Co., Ltd.	
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	29.90	29.90	32.00	32.00	49.00	49.00
Current assets	104,889	86,335	401,971	415,139	8,859	9,100
Non-current assets	816,301	768,161	126,363	116,765	2,349	2,618
Current liabilities	132,266	136,150	442,283	446,369	470	859
Non-current liabilities	199,675	103,243	3,823	8,396	3,504	3,900
Net assets	589,249	615,103	82,228	77,139	7,234	6,959
Net assets attributable to owners of the Company	525,235	526,241	82,228	77,139	7,234	6,959
Group's share of net assets	157,045	157,346	26,313	24,684	3,545	3,410
Goodwill	-	-	349	349	-	-
Carrying amount of interest in associates	157,045	157,346	26,662	25,033	3,545	3,410

Summarised statement of comprehensive income and dividends received by the Group are as follow:

	PipeChina		CP Finance		CNPC Captive Insurance Co., Ltd.	
	2022	2021	2022	2021	2022	2021
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	112,832	101,572	13,302	12,691	931	1,510
Profit for the year	31,908	29,776	6,312	6,304	449	424
Other comprehensive income/(loss)	-	2	1,174	(606)	-	-
Total comprehensive income	31,908	29,778	7,486	5,698	449	424
Total comprehensive income attributable to owners of the Company	26,212	22,895	7,486	5,698	449	424
Group's share of total comprehensive income	7,837	6,846	2,396	1,823	220	207
Dividends received by the Group	4,312	943	767	904	85	78

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

Interest in Joint Ventures

Summarised consolidated statement of financial position as included in their own financial statements, adjusted for fair value adjustments and differences in accounting policies in respect of the Group's principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Mangistau Investment B.V.		Trans-Asia Gas Pipeline Co., Ltd.	
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	50.00	50.00	50.00	50.00
Non-current assets	1,803	1,571	10,392	9,927	48,715	44,011
Current assets	10,551	11,305	1,196	2,220	644	1,437
Including: cash and cash equivalents	1,661	2,292	431	1,631	634	1,411
Non-current liabilities	196	540	2,333	2,033	2,105	2,147
Including: Non-current financial liabilities	-	-	14	-	2,100	2,101
Current liabilities	9,778	9,997	823	872	74	483
Including: Current financial liabilities excluding trade and other payables	6,143	5,810	-	-	-	-
Net assets	2,380	2,339	8,432	9,242	47,180	42,818
Net assets attributable to owners of the Company	2,070	1,952	8,432	9,242	47,180	42,818
Group's share of net assets	1,035	976	4,216	4,621	23,590	21,409
Carrying amount of interest in joint ventures	978	976	4,216	4,621	23,590	21,409

Summarised statement of comprehensive income as included in their own financial statements, adjusted for fair value adjustments and differences in accounting policies and dividends received by the Group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Mangistau Investment B.V.		Trans-Asia Gas Pipeline Co., Ltd.	
	2022	2021	2022	2021	2022	2021
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	80,086	58,210	13,279	11,543	16	17
Depreciation, depletion and amortisation	(180)	(190)	(950)	(1,002)	(11)	(57)
Interest income	48	11	16	3	36	31
Interest expense	(219)	(72)	(137)	(141)	(47)	(56)
Income tax expense	(72)	(56)	(558)	(846)	(27)	-
Profit/(loss) for the year	126	(610)	1,486	2,114	4,112	4,067
Total comprehensive income/(loss)	163	(691)	1,878	1,874	5,031	3,508
Total comprehensive income/(loss) attributable to owners of the Company	118	(687)	1,878	1,874	5,031	3,508
Group's share of total comprehensive income /(loss)	59	(344)	939	937	2,516	1,754
Dividends received by the Group	-	29	1,344	233	335	410

◆ FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

Dividends received or receivable from associates and joint ventures were RMB 9,803 in 2022 (2021: RMB 4,715).

In 2022, investments in associates and joint ventures of RMB 721 (2021: RMB 489) were disposed, resulting in a loss of RMB 24 (2021: RMB 4) which was included in other income.

In 2022, the share of profit and other comprehensive loss in all individually immaterial associates and joint ventures accounted for using equity method in aggregate was RMB 2,324 (2021: RMB 1,418) and RMB 386 (2021: an income of RMB 622), respectively.

18 EQUITY INVESTMENTS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31, 2022	December 31, 2021
	RMB	RMB
Houpu Clean Energy Group Co., Ltd.	251	534
China Pacific Insurance (Group) Co., Ltd.	120	133
Other items	572	501
	943	1,168

Dividends amounting to RMB 15 were received on these investments during the year ended December 31, 2022 (2021: RMB 17).

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

19 SUBSIDIARIES

The principal subsidiaries of the Group are:

Company Name	Country of Incorporation	Registered Capital	Type of Legal Entity	Attributable Equity Interest%	Voting Rights%	Principal Activities
Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	100.00	Exploration, production and sale of crude oil and natural gas
CNPC Exploration and Development Company Limited (i)	PRC	16,100	Limited liability company	50.00	57.14	Exploration, production and sale of crude oil and natural gas outside the PRC
PetroChina Hong Kong Limited	Hong Kong	HKD 7,592 million	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC
PetroChina International Investment Company Limited	PRC	31,314	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries associates and joint ventures are the exploration, development and production of crude oil, natural gas, oil sands and coalbed methane outside the PRC
PetroChina International Company Limited	PRC	18,096	Limited liability company	100.00	100.00	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC
PetroChina Sichuan Petrochemical Company Limited	PRC	10,000	Limited liability company	90.00	90.00	Engaged in oil refining, petrochemical, chemical products production, sales, chemical technology development, technical transfer and services
KunLun Energy Company Limited (ii)	Bermuda	HKD 160 million	Limited liability company	54.38	54.38	Investment holding. The principal activities of its principal subsidiaries, associates and joint ventures are the sales of natural gas, sales of liquefied petroleum gas and liquefied natural gas processing and terminal business in the PRC and the exploration and production of crude oil and natural gas in the PRC, the Republic of Kazakhstan, the Sultanate of Oman, the Republic of Peru, the Kingdom of Thailand and the Republic of Azerbaijan.

(i) The Company consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

(ii) Kunlun Energy Co., Ltd. is a company listed on The Stock Exchange of Hong Kong Limited.

 FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

Summarised financial information in respect of the Group's principal subsidiaries with significant non-controlling interests as follows:

	CNPC Exploration and Development Company Limited		PetroChina Sichuan Petrochemical Company Limited	
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	90.00	90.00
Current assets	20,186	15,596	4,391	3,973
Non-current assets	190,630	184,486	22,131	25,317
Current liabilities	15,463	11,282	1,700	3,876
Non-current liabilities	20,904	30,293	313	382
Net assets	174,449	158,507	24,509	25,032

Summarised statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Sichuan Petrochemical Company Limited	
	2022	2021	2022	2021
	RMB	RMB	RMB	RMB
Revenue	55,499	42,730	58,131	48,493
Net profit	12,390	8,413	33	3,383
Total comprehensive income	23,813	5,231	33	3,383
Profit attributable to non-controlling interests	6,956	4,837	3	338
Dividends paid to non-controlling interests	4,383	1,485	62	307

Summarised statement of cash flows is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Sichuan Petrochemical Company Limited	
	2022	2021	2022	2021
	RMB	RMB	RMB	RMB
Net cash inflow/(outflow) from operating activities	16,850	13,320	(771)	2,666
Net cash inflow/(outflow) from investing activities	3,013	(5,191)	1,466	(231)
Net cash outflow from financing activities	(16,628)	(8,531)	(695)	(3,995)
Effect of foreign exchange rate changes on cash and cash equivalents	33	(15)	-	-
Net increase/(decrease) in cash and cash equivalents	3,268	(417)	-	(1,560)
Cash and cash equivalents at the beginning of the year	8,785	9,202	1	1,561
Cash and cash equivalents at the end of the year	12,053	8,785	1	1

FINANCIAL STATEMENTS ▶

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

20 LEASES

The leases where the Group is a lessee.

(a) Right-of-use assets

	December 31, 2021	Additions	Reduction	December 31, 2022
Cost				
Land	180,600	4,659	(1,456)	183,803
Buildings	56,890	5,451	(3,708)	58,633
Equipment and Machinery	4,474	2,613	(492)	6,595
Others	1,818	97	(724)	1,191
Total	243,782	12,820	(6,380)	250,222
Accumulated depreciation				
Land	(18,417)	(6,694)	384	(24,727)
Buildings	(14,425)	(6,521)	2,226	(18,720)
Equipment and Machinery	(1,577)	(1,730)	350	(2,957)
Others	(757)	(140)	144	(753)
Total	(35,176)	(15,085)	3,104	(47,157)
Net book value				
Land	162,183			159,076
Buildings	42,465			39,913
Equipment and Machinery	2,897			3,638
Others	1,061			438
Total	208,606			203,065

	December 31, 2020	Additions	Reduction	December 31, 2021
Cost				
Land	171,941	9,331	(672)	180,600
Buildings	57,337	5,120	(5,567)	56,890
Equipment and Machinery	2,641	2,614	(781)	4,474
Others	2,195	186	(563)	1,818
Total	234,114	17,251	(7,583)	243,782
Accumulated depreciation				
Land	(11,611)	(7,022)	216	(18,417)
Buildings	(10,839)	(6,334)	2,748	(14,425)
Equipment and Machinery	(1,166)	(1,096)	685	(1,577)
Others	(712)	(313)	268	(757)
Total	(24,328)	(14,765)	3,917	(35,176)
Net book value				
Land	160,330			162,183
Buildings	46,498			42,465
Equipment and Machinery	1,475			2,897
Others	1,483			1,061
Total	209,786			208,606

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

The Group's use of right assets mainly include leased land, buildings, equipment and machinery. The leases underlying assets classified as buildings are mainly the leased gas filling stations, oil storages and office buildings. The leases underlying assets classified as equipment and machinery are mainly drilling equipment, production equipment and other movable equipment.

(b) Lease liabilities

	December 31, 2022	December 31, 2021
	RMB	RMB
Lease liabilities	125,760	129,848
Less: Lease liabilities due within one year	(7,560)	(6,626)
	118,200	123,222

Depreciation charged to profit or loss provided on right-of-use assets for the year ended December 31, 2022 was RMB 14,731 (2021:RMB 14,388).

Analysis of the undiscounted cash flow of the lease liabilities is as follows :

	December 31, 2022	December 31, 2021
	RMB	RMB
Within 1 year	13,244	12,495
Between 1 and 2 years	11,301	11,181
Between 2 and 5 years	30,995	30,541
Over 5 years	148,974	154,636
	204,514	208,853

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

21 INTANGIBLE AND OTHER NON-CURRENT ASSETS

	December 31, 2022			December 31, 2021		
	Cost	Accumulated amortisation and impairment losses	Net	Cost	Accumulated amortisation and impairment losses	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and technical know-how	10,196	(7,295)	2,901	8,213	(6,905)	1,308
Computer software	13,582	(10,169)	3,413	13,016	(9,751)	3,265
Goodwill (i)	8,623	(1,306)	7,317	8,023	(36)	7,987
Others	27,502	(11,505)	15,997	27,335	(10,889)	16,446
Intangible assets	59,903	(30,275)	29,628	56,587	(27,581)	29,006
Other assets			40,185			37,338
			69,813			66,344

(i) Goodwill primarily relates to the acquisition of Singapore Petroleum Company and PetroIneos Trading Limited, subsidiaries in the Marketing segment, completed in 2009 and 2011, respectively.

The impairment of goodwill shall be tested in combination with its related asset groups. The recoverable amount of all cash-generating units has been determined based on the higher of fair value less costs to sell and value in use. These calculations use post-tax cash flow projections based on financial budgets prepared by management. The post-tax discount rates reflect specific risks relating to the cash-generating unit.

For impairment test of the goodwill, the post-tax discount rates ranged 9.0% to 18.6% (2021: 8.5% to 14.7%) were used by the management, and the impairment loss was charged for the goodwill for the year ended December 31, 2022 amounted to RMB 1,227 (2021: nil).

22 INVENTORIES

	December 31, 2022	December 31, 2021
	RMB	RMB
Crude oil and other raw materials	56,756	40,334
Work in progress	14,448	15,393
Finished goods	104,722	88,811
Spare parts and consumables	109	91
	176,035	144,629
Less: Write down in inventories	(8,284)	(781)
	167,751	143,848

The Group recognises inventories, includes unsold products produced before that property, plant and equipment is available for use. The cost of such inventories includes incremental costs directly attributable to the production process and indirect manufacturing costs allocated by a reasonable method.

(All amounts in RMB millions unless otherwise stated)

23 ACCOUNTS RECEIVABLE

	December 31, 2022	December 31, 2021
	RMB	RMB
Accounts receivable	74,917	54,160
Less: Provision for impairment of accounts receivable	(2,889)	(1,414)
	72,028	52,746

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), at December 31, 2022 and 2021 is as follows:

	December 31, 2022	December 31, 2021
	RMB	RMB
Within 1 year	71,307	51,533
Between 1 and 2 years	266	816
Between 2 and 3 years	302	194
Over 3 years	153	203
	72,028	52,746

The Group offers its customers credit terms up to 180 days.

Movements in the provision for impairment of accounts receivable are as follows:

	2022	2021
	RMB	RMB
At beginning of the year	1,414	1,140
Provision for impairment of accounts receivable	1,598	396
Reversal of provision for impairment of accounts receivable	(124)	(110)
Receivables written off as uncollectible and others	1	(12)
At end of the year	2,889	1,414

The Group measures loss allowance for accounts receivable at an amount equal to lifetime ECLs. The ECLs were calculated by reference to the historical actual credit loss experience. The rates were considered the differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group's view of economic conditions over the expected lives of the receivables. The Group performed the calculation of ECL rates by the operating segment and geography.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

December 31, 2022	Gross carrying amount	Impairment provision on individual basis	Impairment provision on provision matrix basis		Loss allowance
			Weighted-average loss rate	Impairment provision	
	RMB	RMB	%	RMB	RMB
Current (not past due)	68,951	-	1.1%	803	803
Within 1 year past due	3,951	380	1.1%	38	418
1 to 2 years past due	476	-	55.3%	263	263
2 to 3 years past due	522	172	70.3%	246	418
Over 3 years past due	1,017	446	94.7%	541	987
Total	74,917	998		1,891	2,889

December 31, 2021	Gross carrying amount	Impairment provision on individual basis	Impairment provision on provision matrix basis		Loss allowance
			Weighted-average loss rate	Impairment provision	
	RMB	RMB	%	RMB	RMB
Current (not past due)	49,185	-	0.1%	55	55
Within 1 year past due	3,153	26	1.6%	50	76
1 to 2 years past due	648	153	25.5%	126	279
2 to 3 years past due	329	67	45.0%	118	185
Over 3 years past due	845	352	94.7%	467	819
Total	54,160	598		816	1,414

24 DERIVATIVE FINANCIAL INSTRUMENTS

The derivative financial instruments of the Group are mainly commodity futures, commodity swaps and commodity forwards contracts, as presented in Note 4.3.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

25 PREPAYMENTS AND OTHER CURRENT ASSETS

	December 31, 2022	December 31, 2021
	RMB	RMB
Other receivables(i)	47,410	40,983
Advances to suppliers	14,261	14,900
	61,671	55,883
Less: Provision for impairment	(3,124)	(2,986)
	58,547	52,897
Value-added tax recoverable	34,256	42,644
Prepaid expenses	414	505
Prepaid income taxes	12,107	4,853
Other current assets(ii)	14,330	11,921
	119,654	112,820

(i) As of December 31, 2022 and December 31, 2021, the Group's other receivables are mainly in the first stage.

(ii) Other current assets consist primarily of receivables from associates, dividends receivables, interests receivables, etc.

26 FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Financial assets at fair value through other comprehensive income represent mainly bills of acceptance issued by banks. The Group's business model of financial assets at fair value through other comprehensive income is achieved both by collecting contractual cash flows and selling of these assets. All financial assets at fair value through other comprehensive income are due within one year, and their fair values approximate the face values of the bills.

27 CASH AND CASH EQUIVALENTS

The weighted average effective interest rate on bank deposits was 1.83% per annum for the year ended December 31, 2022 (2021: 1.68% per annum).

28 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2022	December 31, 2021
	RMB	RMB
Trade payables	172,546	140,538
Salaries and welfare payable	9,385	8,975
Dividends payable by subsidiaries to non-controlling shareholders	581	419
Notes payables	15,630	20,089
Construction fee and equipment cost payables	116,571	92,683
Others (i)	57,656	36,417
	372,369	299,121

(i) Others consist primarily of operating lease payable, deposit, earnest money, caution money and insurance payables，etc.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

The aging analysis of trade payables at December 31, 2022 and 2021 is as follows:

	December 31, 2022	December 31, 2021
	RMB	RMB
Within 1 year	162,431	130,863
Between 1 and 2 years	2,682	2,767
Between 2 and 3 years	1,072	948
Over 3 years	6,361	5,960
	172,546	140,538

29 CONTRACT LIABILITIES

As of December 31, 2022 and December 31,2021, contract liabilities mainly represented advances from customers related to the sales of refined oil, natural gas, chemical products and crude oil, etc. The majority of related obligations were expected to be performed with corresponding revenue recognised within one year. Substantially all of contract liabilities at the beginning of the year has been recognised as revenue for the year ended December 31, 2022.

30 BORROWINGS

	December 31, 2022	December 31, 2021
	RMB	RMB
Short-term borrowings excluding current portion of long-term borrowings	38,375	40,010
Current portion of long-term borrowings	62,264	13,265
	100,639	53,275
Long-term borrowings	222,478	287,175
	323,117	340,450

	December 31, 2022	December 31, 2021
	RMB	RMB
Bank loans	110,117	114,469
Corporate debentures	18,468	20,170
Medium-term notes	59,380	71,000
Other loans	135,152	134,811
	323,117	340,450

Borrowings of the Group of RMB 11,186 were guaranteed by CNPC and its fellow subsidiaries and non-controlling interests of the subsidiaries of the Group at December 31, 2022 (2021: RMB 13,558).

As of December 31, 2022, the RMB pledge borrowings were mainly pledged by natural gas charging rights. The US dollar pledge borrowings were pledged by the bank deposit of RMB 3,286 (2021: RMB 3,286).

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

The Group's borrowings include mortgage loans totaling RMB 1,074 at December 31, 2022 (2021: RMB 1,185), which were secured by property, plant and equipment with net book value of RMB 861 and intangible and other non-current assets with net book value of RMB 475.

	December 31, 2022	December 31, 2021
	RMB	RMB
Total borrowings:		
- interest free	103	101
- at fixed rates	112,588	131,705
- at floating rates	210,426	208,644
	323,117	340,450
Weighted average effective interest rates:		
- bank loans	3.04%	2.18%
- corporate debentures	4.05%	4.14%
- medium-term notes	3.12%	3.28%
- other loans	3.47%	2.51%

The borrowings by major currency at December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
	RMB	RMB
RMB	218,897	238,361
US Dollar	97,503	94,803
Other currency	6,717	7,286
	323,117	340,450

The fair values of the Group's long-term borrowings including the current portion of long-term borrowings are RMB 286,770 at December 31, 2022 (2021: RMB 290,937). The carrying amounts of short-term borrowings approximate their fair values. The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the consolidated statement of financial position. Such discount rates ranged from 2.13 % to 5.48 % per annum as of December 31, 2022 (2021: 0.10% to 5.14%) depending on the type of the borrowings.

The following table sets out the borrowings' remaining contractual maturities at the date of the consolidated statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	December 31, 2022	December 31, 2021
	RMB	RMB
Within 1 year	107,461	58,923
Between 1 and 2 years	129,885	53,250
Between 2 and 5 years	102,490	226,124
After 5 years	16,500	28,053
	356,336	366,350

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

Reconciliation of movements of borrowings to cash flows arising from financing activities:

| | 2022 | 2021 |
	RMB	RMB
At beginning of the year	340,450	368,921
Changes from financing cash flows :		
Increase in borrowings	866,348	810,092
Repayments of borrowings	(891,329)	(836,434)
Total changes from financing cash flows	(24,981)	(26,342)
Exchange adjustments	7,648	(2,129)
At end of the year	323,117	340,450

31 SHARE CAPITAL

| | December 31, 2022 | December 31, 2021 |
	RMB	RMB
Registered, issued and fully paid:		
A shares	161,922	161,922
H shares	21,099	21,099
	183,021	183,021

In accordance with the Restructuring Agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB 1.00 yuan per share.

On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 ADSs (each representing 100 H shares) in a global initial public offering ("Global Offering") and the trading of the H shares and the ADSs on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. Pursuant to the approval of the China Securities Regulatory Commission, 1,758,242,000 state-owned shares of the Company owned by CNPC were converted into H shares for sale in the Global Offering. The H shares and ADSs were issued at prices of HK$ 1.28 per H share and US$ 16.44 per ADS respectively for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares.

On September 1, 2005, the Company issued an additional 3,196,801,818 new H shares at HK$ 6.00 per share and net proceeds to the Company amounted to approximately RMB 19,692. CNPC also sold 319,680,182 state-owned shares it held concurrently with PetroChina's sale of new H shares in September 2005.

On October 31, 2007, the Company issued 4,000,000,000 new A shares at RMB 16.70 yuan per share and net proceeds to the Company amounted to approximately RMB 66,243 and the listing and trading of the A shares on the Shanghai Stock Exchange commenced on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

Shareholders' rights are governed by the Company Law of the PRC that requires an increase in registered capital to be approved by the shareholders in shareholders' general meetings and the relevant PRC regulatory authorities.

On September 8, 2022 (EST), the Company's ADSs were delisted from the NYSE.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

32 RESERVES AND RETAINED EARNINGS

(a) Reserves

	The Group		The Company	
	2022	2021	2022	2021
	RMB	RMB	RMB	RMB
Capital Reserve				
Beginning balance	133,308	133,308	130,681	130,681
Ending balance	133,308	133,308	130,681	130,681
Statutory Common Reserve Fund (a)				
Beginning balance	211,970	203,557	200,878	192,465
Transfer from retained earnings	12,987	8,413	12,987	8,413
Ending balance	224,957	211,970	213,865	200,878
Special Reserve-Safety Fund Reserve				
Beginning balance	9,231	10,810	4,829	4,708
Safety fund reserve	(741)	(1,579)	(209)	121
Ending balance	8,490	9,231	4,620	4,829
Currency Translation Differences (b)				
Beginning balance	(35,532)	(32,848)	-	-
Currency translation differences	3,758	(2,684)	-	-
Ending balance	(31,774)	(35,532)	-	-
Other Reserves				
Beginning balance	(10,417)	(10,645)	(7,118)	(7,076)
Transaction with non-controlling interests	-	(15)	-	-
Fair value changes in equity investments measured at fair value through other comprehensive income	(10)	79	(28)	(30)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	654	(4)	395	(175)
Cash flow hedges, net of deferred tax	11,273	-	103	-
Other	(3,760)	168	(3,721)	163
Ending balance	(2,260)	(10,417)	(10,369)	(7,118)
	332,721	308,560	338,797	329,270

(a) Pursuant to the PRC regulations and the Company's Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to a Statutory Common Reserve Fund ("Reserve Fund"). Appropriation to the Reserve Fund may cease when the fund aggregates to 50% of the Company's registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

The Reserve Fund shall only be used to make good previous years' losses, to expand the Company's production operations, or to increase the capital of the Company. Upon approval of a resolution of shareholders' in a general meeting, the Company may convert its Reserve Fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the Reserve Fund after such issuance is not less than 25% of the Company's registered capital.

(b) The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

(b) The Company's retained earnings

	2022	2021
	RMB	RMB
At beginning of the year	664,090	628,226
Total comprehensive income for the year	129,874	84,143
Transfer to reserves	(12,987)	(8,413)
Dividends	(54,686)	(39,866)
Other	(5)	-
At end of the year	726,286	664,090

According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2022, the Company's distributable reserve amounted to RMB 717,152 (2021: RMB 654,956).

33 DEFERRED TAXATION

The movements in the deferred taxation account are as follows:

	2022	2021
	RMB	RMB
At beginning of the year	(14,477)	(5,016)
Transfer to profit and loss (Note 12)	14,033	(9,685)
(Debit)/credit to other comprehensive income	(873)	224
At end of the year	(1,317)	(14,477)

Deferred tax balances before offset are attributable to the following items:

	December 31, 2022	December 31, 2021
	RMB	RMB
Deferred tax assets:		
Receivables and inventories	14,479	9,124
Tax losses	1,560	1,892
Impairment, depreciation and depletion of long-term assets	10,498	8,250
Others	8,672	7,897
Total deferred tax assets	35,209	27,163
Deferred tax liabilities:		
Accelerated tax depreciation	9,436	16,023
Others	27,090	25,617
Total deferred tax liabilities	36,526	41,640
Net deferred tax liabilities	(1,317)	(14,477)

◄◆ FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

Deferred tax balances after offset are listed as follows:

	December 31, 2022	December 31, 2021
	RMB	RMB
Deferred tax assets	19,699	12,161
Deferred tax liabilities	21,016	26,638

At December 31, 2022, certain subsidiaries of the Group did not recognise deferred tax asset of deductible tax losses carried forward of RMB 112,702 (2021: RMB 109,752), of which RMB 5,229 (2021: RMB 13,866) was incurred for the year ended December 31, 2022, because it was not probable that the related tax benefit will be realised. These deductible tax losses carried forward of RMB 274, RMB 629, RMB 3,833, RMB 2,580 and RMB 105,386 will expire in 2023, 2024, 2025, 2026, 2027 and thereafter, respectively.

34 ASSET RETIREMENT OBLIGATIONS

	2022	2021
	RMB	RMB
At beginning of the year	129,405	114,819
Net liabilities incurred, including reassessment	11,954	16,057
Liabilities settled	(4,955)	(5,969)
Accretion expense (Note 10)	5,681	4,696
Currency translation differences	(4)	(198)
At end of the year	142,081	129,405

Asset retirement obligations relate to oil and gas properties (Note 16).

35 PENSIONS

The Group participates in various employee retirement benefit plans (Note 3(z)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2022 amounted to RMB 20,728 (2021: RMB 19,939).

For the years ended December 31, 2022 and 2021, the Group had no forfeited in the defined contribution plans available for the Group used to reduce the existing contribution level.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

36 CONTINGENT LIABILITIES

(a) Bank and other guarantees

At December 31, 2022 and 2021, the Group did not guarantee related parties or third parties any significant borrowings or others.

(b) Environmental liabilities

The PRC has enacted comprehensive environmental laws and regulations that affect the operation of the oil and gas industry. Management believes that there are no probable liabilities under existing legislation, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

As of December 31, 2022, the amounts of asset retirement obligations which have already been reflected in the consolidated financial statements relating to environmental liability were RMB 142,081 (2021: RMB 129,405) (Note 34).

(c) Legal contingencies

During the reporting period, the Group has complied with domestic and overseas laws and regulatory requirements. Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(d) Group insurance

The Group has insurance coverage for certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

37 COMMITMENTS

(a) Capital commitments

At December 31, 2022, the Group's capital commitments contracted but not provided for, mainly relating to property, plant and equipment, were RMB 882 (2021: RMB 882). These capital commitments are transactions mainly with CNPC and its fellow subsidiaries.

(b) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Natural Resources. Payments incurred were RMB 482 for the year ended December 31, 2022 (2021: RMB 744).

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

According to the current policy, estimated annual payments for the next five years are as follows:

	December 31, 2022	December 31, 2021
	RMB	RMB
Within one year	500	500
Between one and two years	500	500
Between two and three years	500	500
Between three and four years	500	500
Between four and five years	500	500

38 MAJOR CUSTOMERS

The Group's major customers are as follows:

	2022		2021	
	Revenue	Percentage of total revenue	Revenue	Percentage of total revenue
	RMB	%	RMB	%
China Petrochemical Corporation and its fellow subsidiaries	121,312	4	136,500	5
CNPC and its fellow subsidiaries	81,112	2	69,058	3
	202,424	6	205,558	8

39 RELATED PARTY TRANSACTIONS

CNPC, the immediate parent of the Company, is a limited liability company incorporated in PRC and directly controlled by the PRC government. Equity interest and voting rights of CNPC in the Company in 2022 was 80.54% (2021: 80.41%).

Related parties include CNPC and its fellow subsidiaries, their associates and joint ventures, other state-owned enterprises and their subsidiaries which the PRC government has control, joint control or significant influence over, and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members.

(a) Transactions with CNPC and its fellow subsidiaries, associates and joint ventures

The Group has extensive transactions with other companies in CNPC and its fellow subsidiaries, associates and joint ventures. Due to the relationships, it is possible that the terms of the transactions between the Group and other members of CNPC and its fellow subsidiaries, associates and joint ventures are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

FINANCIAL STATEMENTS ▶

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

The principal related party transactions with CNPC and its fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business, are as follows:

The Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 27, 2020 for a period of three years effective from January 1, 2021. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, then the actual cost incurred or the agreed contractual prices are used.

On August 25,2011, based on the Land Use Rights Leasing Contract signed for a period of 50 years from 2000, the Company and CNPC entered into a supplemental agreement to the Land Use Rights Leasing Contract which took effect on January 1, 2012. The expiry date of the supplemental agreement is the same as the Land Use Rights Leasing Contract, which is in 2050. The Company and CNPC may adjust area and rental payable for the leased land parcels every three years taking into consideration of production and operations of the Company and the prevailing market price. On August 27, 2020, the Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract, which adjusted the rental payable and the area for the leased land parcels with effect from January 1, 2021. The Company agreed to rent from CNPC and its fellow subsidiaries parcels of land with an aggregate area of approximately 1,142 million square metres with annual rental payable (exclusive of tax and government charges) approximately RMB 5,673 based on the area of leased land parcels and the current market conditions. Apart from the annual rental payable and are for the leased parcels, the other terms in the Land Use Rights Leasing Contract and supplemental agreement remained.

On August 24, 2017, the Company entered into a new Buildings Leasing Contract with CNPC, which took effect on January 1, 2018 for a period of 20 years. The Company and CNPC may adjust the area of buildings leased and the rental fees every three years as appropriate by reference to the production and operations of the Company and the prevailing market prices, but the adjusted rental shall not exceed the comparable fair market prices. On August 27, 2020, the Company and CNPC issued a confirmation letter to the Buildings Leasing Contract, which adjusted the annual rental payable and the area for the leased which took effect on January 1, 2021. Buildings covering an aggregate area of 1,287.5 thousand square meters were leased at annual rental payable approximately RMB 713 in accordance with the confirmed rental area and the current property market conditions. Apart from the annual rental payable and area of the leased building, the other terms in the Building Leasing Contract remains unchanged.

(All amounts in RMB millions unless otherwise stated)

Transactions with CNPC and its fellow subsidiaries, associates and joint ventures are summarised as follows:

- Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 128,265 for the year ended December 31, 2022 (2021: RMB 115,587).

- Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 34,872 for the year ended December 31, 2022 (2021: RMB 8,313).

- Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 489,353 for the year ended December 31, 2022 (2021: RMB 416,561).

- Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 1,196 for the year ended December 31, 2022 (2021: RMB 1,051).

- Interest income represents interests from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 705 for the year ended December 31, 2022 (2021: RMB 270). The balance of deposits at December 31, 2022 was RMB 47,656 (2021: RMB 36,489).

- Interest expense and other financial service expense, principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee charged on the insurance services from CNPC and its fellow subsidiaries, etc. The total amount of these transactions amounted to RMB 4,435 for the year ended December 31, 2022 (2021: RMB 4,878).

- The borrowings from CNPC and its fellow subsidiaries at December 31, 2022 were RMB 133,453 (2021: RMB 133,800).

- Rents and other payments paid to CNPC and its fellow subsidiaries including (1) the rental expense paid by the Group according to Land Use Rights Leasing Contract and Buildings Leasing Contract between the Group and CNPC; (2) the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the leasing agreements entered into by the Group and CNPC and its fellow subsidiaries. The total rents and other payments amounted to RMB 6,996 for the year ended December 31, 2022 (2021: RMB 6,797).

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

Amounts due from and to CNPC and its fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarised as follows:

	December 31, 2022	December 31, 2021
	RMB	RMB
Accounts receivable	3,810	7,395
Prepayments and other current assets	20,566	24,925
Financial assets at fair value through other comprehensive income	1,000	1,850
Intangible and other non-current assets	16,758	15,696
Accounts payable and accrued liabilities	57,459	49,526
Contract liabilities	520	613
Lease liabilities	98,143	101,453

(b) Key management compensation

	2022	2021
	RMB'000	RMB'000
Emoluments and other benefits	16,515	15,143
Contribution to retirement benefit scheme	2,052	1,568
	18,567	16,711

(c) Transactions with other state-controlled entities in the PRC

Apart from the transactions with CNPC and its fellow subsidiaries, associates and joint ventures, the Group's transactions with other state-controlled entities include but are not limited to the following:

- Sales and purchases of goods and services;

- Purchases of assets;

- Lease of assets; and

- Bank deposits and borrowings

These transactions are conducted in the ordinary course of the Group's business.

FINANCIAL STATEMENTS *PetroChina*

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

40 SEGMENT INFORMATION

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group's operating segments comprise: Oil, Gas and New energy resources, Refining, Chemicals and New materials, Marketing, Natural Gas Sales and Head Office and Other. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market price. Additionally, the Group presents geographical information based on entities located in regions with a similar risk profile.

The Oil, Gas and New energy resources segment is engaged in the exploration, development, transportation, production, marketing of crude oil and natural gas and new energy resources business.

The Refining, Chemicals and New materials segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products, other chemical products and new materials business.

The Marketing segment is engaged in the marketing of refined products and non-oil products, and the trading business.

The Natural Gas Sales segment is engaged in the transportation and sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the other operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 3 - "Summary of Principal Accounting Policies".

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

The segment information for the operating segments for the years ended December 31, 2022 and 2021 are as follows:

Year Ended December 31, 2022	Oil, Gas and New Energy Resources	Refining, Chemicals and New Materials	Marketing	Natural Gas Sales	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	929,279	1,164,596	2,771,894	519,211	5,473	5,390,453
Less: Intersegment sales	(777,846)	(827,572)	(520,502)	(22,156)	(3,210)	(2,151,286)
Revenue from external customers	151,433	337,024	2,251,392	497,055	2,263	3,239,167
Depreciation, depletion and amortisation	(182,989)	(27,265)	(20,563)	(5,329)	(1,890)	(238,036)
Including: Impairment losses of property, plant and equipment	(17,090)	(3,394)	(1,231)	(680)	-	(22,395)
Profit/(loss) from operations	165,748	40,570	14,374	12,957	(16,989)	216,660
Finance costs:						
Exchange gain						23,772
Exchange loss						(25,590)
Interest income						4,738
Interest expense						(21,554)
Total net finance costs						(18,634)
Share of profit / (loss) of associates and joint ventures	4,765	37	(195)	8,323	2,321	15,251
Profit before income tax expense						213,277
Income tax expense						(49,295)
Profit for the year						163,982
Segment assets	1,457,543	482,452	596,463	171,643	1,646,141	4,354,242
Other assets						31,806
Investments in associates and joint ventures	46,053	2,205	17,829	169,903	33,579	269,569
Elimination of intersegment balances (a)						(1,982,132)
Total assets						2,673,485
Capital expenditures	221,592	41,771	5,069	4,936	939	274,307
Segment liabilities	581,261	243,417	404,991	135,361	590,604	1,955,634
Other liabilities						74,530
Elimination of intersegment balances (a)						(894,532)
Total liabilities						1,135,632

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

Year Ended December 31, 2021	Oil, Gas and New Energy Resources	Refining, Chemicals and New Materials	Marketing	Natural Gas Sales	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	688,334	974,972	2,170,062	417,022	3,894	4,254,284
Less: Intersegment sales	(571,705)	(650,018)	(397,485)	(19,526)	(1,201)	(1,639,935)
Revenue from external customers	116,629	324,954	1,772,577	397,496	2,693	2,614,349
Depreciation, depletion and amortisation	(175,329)	(28,466)	(20,338)	(5,288)	(1,848)	(231,269)
Including: Impairment losses of property, plant and equipment	(20,218)	(4,681)	(1,396)	(176)	-	(26,471)
Profit/(loss) from operations	68,452	49,740	13,277	43,965	(14,281)	161,153
Finance costs:						
Exchange gain						13,377
Exchange loss						(12,839)
Interest income						2,984
Interest expense						(19,739)
Total net finance costs						(16,217)
Share of profit of associates and joint ventures	2,633	68	680	7,570	2,316	13,267
Profit before income tax expense						158,203
Income tax expense						(43,507)
Profit for the year						114,696
Segment assets	1,391,129	457,914	520,938	164,934	1,573,900	4,108,815
Other assets						17,014
Investments in associates and joint ventures	44,289	1,966	19,020	169,611	30,899	265,785
Elimination of intersegment balances (a)						(1,889,352)
Total assets						2,502,262
Capital expenditures	178,259	54,487	10,982	6,750	700	251,178
Segment liabilities	550,365	199,159	349,609	128,490	566,602	1,794,225
Other liabilities						103,412
Elimination of intersegment balances (a)						(804,244)
Total liabilities						1,093,393

Geographical information

	Revenue		Non-current assets (b)	
	2022	2021	December 31, 2022	December 31, 2021
	RMB	RMB	RMB	RMB
China's mainland	1,888,906	1,626,616	1,853,462	1,838,505
Other	1,350,261	987,733	178,343	165,117
	3,239,167	2,614,349	2,031,805	2,003,622

(a) Elimination of intersegment balances represents elimination of intersegment accounts and investments.

(b) Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

41 COMPANY-LEVEL STATEMENT OF FINANCIAL POSITION

	Notes	December 31, 2022 RMB	December 31, 2021 RMB
NON-CURRENT ASSETS			
Property, plant and equipment		1,059,484	1,032,712
Investments in associates and joint ventures		208,957	205,963
Equity investments measured at fair value through other comprehensive income		326	380
Subsidiaries		268,098	260,759
Right-of-use assets		111,564	115,152
Intangible and other non-current assets		32,740	35,305
Deferred tax assets		3,558	-
Time deposits with maturities over one year		3,000	1,500
TOTAL NON-CURRENT ASSETS		1,687,727	1,651,771
CURRENT ASSETS			
Inventories		109,354	95,828
Accounts receivable		17,969	7,429
Derivative financial instruments		192	-
Prepaid expenses and other current assets		63,978	55,042
Financial assets at fair value through other comprehensive income		4,164	3,598
Time deposits with maturities over three months but within one year		3,500	3,550
Cash and cash equivalents		68,808	31,955
TOTAL CURRENT ASSETS		267,965	197,402
CURRENT LIABILITIES			
Accounts payable and accrued liabilities		253,124	195,250
Contract liabilities		55,861	57,698
Other taxes payable		34,512	51,615
Short-term borrowings		66,685	28,833
Lease liabilities		3,727	3,137
TOTAL CURRENT LIABILITIES		413,909	336,533
NET CURRENT LIABILITIES		(145,944)	(139,131)
TOTAL ASSETS LESS CURRENT LIABILITIES		1,541,783	1,512,640
EQUITY			
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:			
Share capital		183,021	183,021
Retained earnings	32 (b)	726,286	664,090
Reserves	32 (a)	338,797	329,270
TOTAL EQUITY		1,248,104	1,176,381
NON-CURRENT LIABILITIES			
Long-term borrowings		140,123	184,767
Lease liabilities		44,700	47,976
Asset retirement obligations		104,553	90,941
Deferred tax liabilities		-	7,897
Other long-term obligations		4,303	4,678
TOTAL NON-CURRENT LIABILITIES		293,679	336,259
TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,541,783	1,512,640

42 APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on March 29, 2023.

FINANCIAL STATEMENTS   *PetroChina*

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

In accordance with the Accounting Standards Update 2010-03 Extractive Activities – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (an update of Accounting Standards Codification Topic 932 Extractive Activities – Oil and Gas or "ASC 932") issued by the Financial Accounting Standards Board and corresponding disclosure requirements of the U.S. Securities and Exchange Commission, this section provides supplemental information on oil and gas exploration and development; and results of operation related to oil and gas producing activities of the Company and its subsidiaries (the "Group") and also the Group's investments that are accounted for using the equity method of accounting.

The supplemental information presented below covers the Group's proved oil and gas reserves estimates, historical cost information pertaining to capitalised costs, costs incurred for property acquisitions, exploration and development activities, result of operations for oil and gas producing activities, standardised measure of estimated discounted future net cash flows and changes in estimated discounted future net cash flows.

The "Other" geographic area includes oil and gas producing activities principally in countries such as Kazakhstan, Peru and Canada. As the Group does not have significant reserves held through its investments accounted for using the equity method, information presented in relation to these equity method investments is presented in the aggregate.

Proved Oil and Gas Reserve Estimates

Proved oil and gas reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgement. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by this report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered:

a. Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

b. Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

The taxes, fees and royalty in China are domestic tax schemes and are paid in cash to PRC authorities. The proved reserves includes quantities that are ultimately produced and sold to pay these taxes, fees and royalty.

Proved reserve estimates as of December 31, 2022 and 2021 were based on reports prepared by DeGolyer and MacNaughton, McDaniel & Associates, Ryder Scott and GLJ independent engineering consultants.

(Amounts in millions unless otherwise stated)

Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

	Crude Oil and Condensate	Natural Gas	Total – All products
	(million barrels)	(billion cubic feet)	(million barrels of oil equivalent)
Proved developed and undeveloped reserves			
The Group			
Reserves at December 31, 2020	5,206	76,437	17,946
Changes resulting from:			
Purchase	-	-	-
Revisions of previous estimates	1,160	(2,011)	825
Improved recovery	117	27	121
Extensions and discoveries	472	4,885	1,286
Sales	(3)	(2)	(3)
Production	(888)	(4,420)	(1,625)
Reserves at December 31, 2021	6,064	74,916	18,550
Changes resulting from:			
Purchase	2	-	2
Revisions of previous estimates	511	(3,156)	(14)
Improved recovery	125	131	146
Extensions and discoveries	622	6,237	1,662
Sales	-	-	-
Production	(906)	(4,675)	(1,685)
Reserves at December 31, 2022	6,418	73,453	18,661
Proved developed reserves at:			
December 31, 2021	5,375	42,576	12,471
December 31, 2022	5,574	41,508	12,492
Proved undeveloped reserves at:			
December 31, 2021	689	32,340	6,079
December 31, 2022	844	31,945	6,169
Equity method investments			
Share of proved developed and undeveloped reserves of associates and joint ventures			
December 31, 2021	208	511	294
December 31, 2022	176	537	265

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

At December 31, 2022, total proved developed and undeveloped reserves of the Group and equity method investments is 18,926 million barrels of oil equivalent (2021: 18,844 million barrels of oil equivalent), comprising 6,594 million barrels of crude oil and condensate (2021: 6,272 million barrels) and 73,990.0 billions of cubic feet of natural gas (2021: 75,427.3 billions of cubic feet).

At December 31, 2022, 5,696 million barrels (2021: 5,286 million barrels) of crude oil and condensate and 72,164.7 billion cubic feet (2021: 73,459.9 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located within China's mainland, and 722 million barrels (2021: 778 million barrels) of crude oil and condensate and 1,288.1 billion cubic feet (2021: 1,455.9 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located overseas.

Capitalised Costs

	December 31, 2022	December 31, 2021
	RMB	RMB
The Group		
Property costs and producing assets	2,156,134	1,969,409
Support facilities	500,489	483,216
Construction-in-progress	122,564	119,583
Total capitalised costs	2,779,187	2,572,208
Accumulated depreciation, depletion and amortisation	(1,820,994)	(1,635,837)
Net capitalised costs	958,193	936,371
Equity method investments		
Share of net capitalised costs of associates and joint ventures	20,728	19,056

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	2022		
	China's mainland	Other	Total
	RMB	RMB	RMB
The Group			
Property acquisition costs	216	2,100	2,316
Exploration costs	38,662	551	39,213
Development costs	152,935	17,057	169,992
Total	191,813	19,708	211,521
Equity method investments			
Share of costs of property acquisition, exploration and development of associates and joint ventures	-	2,324	2,324

(Amounts in millions unless otherwise stated)

	2021		
	China's mainland	Other	Total
	RMB	RMB	RMB
The Group			
Property acquisition costs	-	7,610	7,610
Exploration costs	37,351	879	38,230
Development costs	132,829	12,084	144,913
Total	170,180	20,573	190,753
Equity method investments			
Share of costs of property acquisition, exploration and development of associates and joint ventures	-	2,110	2,110

Results of Operations for Oil and Gas Producing Activities

The results of operations for oil and gas producing activities for the years ended December 31, 2022 and 2021 are presented below. "Revenue" includes sales to third parties and inter-segment sales (at arm's-length prices), net of value-added taxes. Resource tax, crude oil special gain levy and other taxes are included in "taxes other than income taxes". Income taxes are computed using the applicable statutory tax rate, reflecting tax deductions and tax credits for the respective years ended.

	2022		
	China's mainland	Other	Total
	RMB	RMB	RMB
The Group			
Revenue			
Sales to third parties	108,179	56,388	164,568
Inter-segment sales	527,206	40,485	567,691
	635,385	96,873	732,259
Production costs excluding taxes	(136,890)	(15,920)	(152,810)
Exploration expenses	(26,523)	(551)	(27,074)
Depreciation, depletion and amortisation	(195,316)	(25,906)	(221,222)
Taxes other than income taxes	(76,633)	(10,093)	(86,727)
Accretion expense	(5,446)	(235)	(5,681)
Income taxes	(38,941)	(23,061)	(62,002)
Results of operations from producing activities	155,636	21,107	176,743
Equity method investments			
Share of profit for producing activities of associates and joint ventures	-	3,462	3,462
Total of the Group and equity method investments results of operations for producing activities	155,636	24,569	180,205

FINANCIAL STATEMENTS ➤

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

	2021		
	China's mainland	Other	Total
	RMB	RMB	RMB
The Group			
Revenue			
Sales to third parties	82,654	40,695	123,349
Inter-segment sales	388,611	25,149	413,760
	471,265	65,844	537,109
Production costs excluding taxes	(126,916)	(12,177)	(139,093)
Exploration expenses	(23,418)	(830)	(24,248)
Depreciation, depletion and amortisation	(128,297)	(29,417)	(157,714)
Taxes other than income taxes	(28,611)	(5,810)	(34,421)
Accretion expense	(4,557)	(139)	(4,696)
Income taxes	(22,084)	(11,210)	(33,294)
Results of operations from producing activities	137,382	6,261	143,643
Equity method investments			
Share of profit for producing activities of associates and joint ventures	-	1,904	1,904
Total of the Group and equity method investments results of operations for producing activities	137,382	8,165	145,547

Standardised Measure of Discounted Future Net Cash Flows

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2022 and 2021 is based on the prices used in estimating the Group's proved oil and gas reserves, year-end costs, currently enacted tax rates related to existing proved oil and gas reserves and a 10% annual discount factor. "Future cash inflows" are net of value-added taxes. Corporate income taxes are included in "future income tax expense". Other taxes are included in "future production costs" as production taxes.

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2022 and 2021 is as follows:

	RMB
The Group	
At December 31, 2022	
Future cash inflows	6,719,784
Future production costs	(2,421,683)
Future development costs	(557,902)
Future income tax expense	(711,177)
Future net cash flows	3,029,022
Discount at 10% for estimated timing of cash flows	(1,271,392)
Standardised measure of discounted future net cash flows	1,757,630

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

	RMB
The Group	
At December 31, 2021	
Future cash inflows	5,244,811
Future production costs	(1,723,220)
Future development costs	(462,411)
Future income tax expense	(549,495)
Future net cash flows	2,509,685
Discount at 10% for estimated timing of cash flows	(1,108,580)
Standardised measure of discounted future net cash flows	1,401,105

At December 31, 2022, RMB 1,652,887 (2021: RMB 1,336,419) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located within China's mainland and RMB 104,743 (2021: RMB 64,686) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located overseas.

Share of standardised measure of discounted future net cash flows of associates and joint ventures:

December 31, 2022	47,342
December 31, 2021	14,788

Changes in Standardised Measure of Discounted Future Net Cash Flows

Changes in the standardised measure of discounted net cash flows for the Group for each of the years ended December 31, 2022 and 2021 are as follows:

	2022	2021
	RMB	RMB
The Group		
Beginning of the year	1,401,105	1,062,281
Sales and transfers of oil and gas produced, net of production costs	(467,040)	(344,643)
Net changes in prices and production costs and other	551,666	407,882
Extensions, discoveries and improved recovery	241,644	150,979
Development costs incurred	6,876	23,675
Revisions of previous quantity estimates	(1,871)	88,332
Accretion of discount	130,881	86,172
Net change in income taxes	(105,898)	(73,272)
Net change due to purchases and sales of minerals in place	267	(301)
End of the year	1,757,630	1,401,105

CORPORATE INFORMATION

Board of Directors

Chairman:	Dai Houliang		
Vice Chairman:	Hou Qijun		
Non-executive Directors:	Duan Liangwei	Xie Jun	
Executive Director and Chief Egologist:	Jiao Fangzheng		
Executive Director and President:	Huang Yongzhang		
Executive Director and Senior Vice President:	Ren Lixin		
Independent Non-executive Directors:	Elsie Leung Oi-sie	Tokuchi Tatsuhito	Cai Jinyong
	Jiang, Simon X.		
Secretary to the Board of Directors/ Company Secretary:	Wang Hua		

Supervisory Committee

Chairman:	Cai Anhui		
Supervisors:	Xie Haibing	Zhao Ying	Cai Yong
Employee representive Supervisors:	Lan Jianbin	He Jiangchuan	Jin Yanjiang
	Fu Bin		

Other Senior Management

Yang Jigang	Zhang Minglu	Zhu Guowen
Zhang Daowei	Wan Jun	Wang Hua

Authorised Representatives

Huang Yongzhang Wang Hua

Auditors

Overseas Auditors
PricewaterhouseCoopers

Public Interest Entity Auditor registered
in accordance with the Financial
Reporting Council Ordinance

22/Floor, Prince's Building
Central, Hong Kong, PRC

Domestic Auditors
PricewaterhouseCoopers Zhong Tian LLP

11/F, PricewaterhouseCoopers Centre,
2 Corporate Avenue, 202 Hu Bin Road, Huangpu
District, Shanghai, PRC

Legal Advisers to the Company

as to Hong Kong law:
King & Wood Mallesons
13/F, Gloucester Tower
The Landmark
15 Queen's Road Central
Central, Hong Kong, PRC

as to United States law:
Shearman & Sterling
21/F, Gloucester Tower
The Landmark
15 Queen's Road Central
Central, Hong Kong, PRC

as to PRC law:
King & Wood Mallesons
18/F, East Tower, World Financial Centre
No.1 East 3rd Ring Middle Road
Chaoyang District
Beijing 100020
PRC

Hong Kong Representative Office

Unit 3705
Tower 2 Lippo Centre
89 Queensway
Hong Kong, PRC

Hong Kong Share Registrar and Transfer Office

Hong Kong Registrars Limited
Shops 1712-16, 17th Floor,
Hopewell Centre, 183 Queen's Road East
Hong Kong, PRC

Principal Bankers

Industrial and Commercial Bank of China,
Head Office
55 Fuxingmennei Avenue
Xicheng District
Beijing, PRC

Bank of China
Head Office
1 Fuxingmennei Avenue
Xicheng District
Beijing, PRC

China Construction Bank
25 Finance Street
Xicheng District
Beijing, PRC

China Development Bank Corporation Limited
16 Taipingqiao Avenue
Xicheng District
Beijing, PRC

Bank of Communications, Beijing Branch
Tongtai Mansion, 33 Finance Street
Xicheng District
Beijing, PRC

CITIC Bank Corporation Limited,
Sales Department of Head Office
A27 Finance Street
Xicheng District
Beijing, PRC

Agricultural Bank of China Limited,
Head Office
23 Fuxingmennei Avenue
Xicheng District
Beijing, PRC

Publications

As required by the Securities Law of the United States, the Company will file an annual report on Form 20-F with the U.S. Securities and Exchange Commission ("SEC") on or before April 30, 2023. The annual report on Form 20-F contains a detailed description of the Company's businesses, operating results and financial conditions. Copies of the annual report and the Form 20-F submitted to the SEC will be made available at the following addresses:

PRC   PetroChina Company Limited
No. 9 Dongzhimen North Street, Dongcheng District
Beijing 100007
PRC
Tel: 86(10) 5998 6270
Fax: 86(10) 6209 9557

Hong Kong, PRC   PetroChina Company Limited
Unit 3705
Tower 2 Lippo Centre
89 Queensway
Hong Kong, PRC
Tel: (852) 2899 2010
Fax: (852) 2899 2390

Shareholders may also browse or download the annual report of the Company and the Form 20-F filed with the SEC from the official website of the Company at www.petrochina.com.cn.

Shareholders may also search the Company's Form 20-F from the SEC's website at www.sec.gov.

Investment Information for Reference

Please contact our Hong Kong Representative Office for other information about the Company.

DOCUMENTS AVAILABLE FOR INSPECTION

The following documents will be available for inspection at the headquarters of the Company in Beijing and Shanghai Stock Exchange upon request by the relevant regulatory authorities and shareholders in accordance with the laws and regulations of the PRC and the Articles of Association:

1. The original of the annual report for 2022 signed by the Chairman of the Company.

2. The financial statements under the hand and seal of Mr. Dai Houliang, Chairman of the Company, Mr. Huang Yongzhang, Director and President of the Company, and Mr. Wang Hua, Chief Financial Officer of the Company.

3. The original of the Financial Report of the Company under the seal of the Auditors and under the hand of Certified Public Accountants.

4. The original copies of the documents and announcement of the Company published in the newspaper stipulated by the China Securities Regulatory Commission during the Reporting Period.

5. The original copies of all Chinese and English announcements of the Company published on the websites of the Hong Kong Stock Exchange and the Company during the period of the annual report.

6. The annual report published in other stock markets.

CONFIRMATION FROM THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

According to the relevant provisions and requirements of the Securities Law of the People's Republic of China and Measures for Information Disclosure of Companies Offering Shares to the Public promulgated by the China Securities Regulatory Commission, as the Board of Directors, Supervisors and senior management of PetroChina Company Limited, we have carefully reviewed the annual report for 2022 and concluded that this annual report truly, objectively and completely represents the business performance of the Company, it contains no false representations, misleading statements or material omissions and its formulation and review comply with laws, regulations and the requirements of the China Securities Regulatory Commission.

Signatures of the Directors, Supervisors and senior management:

Dai Houliang	Hou Qijun	Duan Liangwei	Jiao Fangzheng	Huang Yongzhang
Ren Lixin	Xie Jun	Elsie Leung Oi-sie	Tokuchi Tatsuhito	Cai Jinyong
Jiang, Simon X.	Cai Anhui	Xie Haibing	Zhao Ying	Cai Yong
Lan Jianbin	He Jiangchuan	Jin Yanjiang	Fu Bin	Yang Jigang
Zhang Minglu	Zhu Guowen	Zhang Daowei	Wan Jun	Wang Hua

March 29, 2023

This annual report is published in English and Chinese.

In the event of any inconsistency between the English and Chinese versions, the Chinese version shall prevail.